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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Hungary
Exact name of registrant as specified in charter

0000889414
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Exhibit C-1 to Form 18-K for fiscal year ended December 31, 2017
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033-49294-01
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Fiscal year ended December 31, 2017
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SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereto duly authorized, in Budapest, Hungary on December 13, 2018

HUNGARY

By
Name: Gyorgy János Barcza
Title: Chief Executive Officer of Government Debt Management Agency Private Company Limited by Shares as attorney

Exhibit Index on Page 3

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C-1 to Hungary's Annual Report on Form 18-K for the year ended December 31, 2017 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit

C-1 Copy of the 2019 Annual Budget of Hungary.

EXHIBIT C-1

// MAGYAR KÖZLÖNY 123. szám

MAGYARORSZÁG HIVATALOS LAPJA
2018. július 31., kedd

Tartalomjegyzék

II. Törvények

2018. évi L. törvény
Magyarország 2019. évi központi költségvetéséről*

Az Országgyűlés az Alaptörvény 36. cikk (1) bekezdése alapján Magyarország 2019. évi központi költségvetéséről a következő törvényt alkotja:

I. FEJEZET
A KÖZPONTI ALRENDSZER KIADÁSAINAK ÉS BEVÉTELEINEK FŐÖSSZEGE, A HIÁNY ÉS AZ ÁLLAMADÓSSÁG ÉRTÉKE

1. Az államháztartás központi alrendszerének egyenlege és főösszegei

1. § (1) Az Országgyűlés az államháztartás központi alrendszerének (a továbbiakban: központi alrendszer) 2019. évi
a) bevételi főösszegét 19 580 364,6 millió forintban,
b) kiadási főösszegét 20 578 798,5 millió forintban,
c) hiányát 998 433,9 millió forintban
állapítja meg.

(2) Az (1) bekezdésben meghatározott bevételi és kiadási főösszegeken belül az Országgyűlés a hazai működési költségvetés 2019. évi
a) bevételi főösszegét 16 578 886,5 millió forintban,
b) kiadási főösszegét 16 578 886,5 millió forintban,
c) egyenlegét 0,0 millió forintban
állapítja meg.

(3) Az (1) bekezdésben meghatározott bevételi és kiadási főösszegeken belül az Országgyűlés a hazai felhalmozási költségvetés 2019. évi
a) bevételi főösszegét 1 642 151,3 millió forintban,
b) kiadási főösszegét 2 044 252,9 millió forintban,
c) hiányát 402 101,6 millió forintban
állapítja meg.

(4) Az (1) bekezdésben meghatározott bevételi és kiadási főösszegeken belül az Országgyűlés az európai uniós fejlesztési költségvetés 2019. évi
a) bevételi főösszegét 1 359 326,8 millió forintban,
b) kiadási főösszegét 1 955 659,1 millió forintban,
c) hiányát 596 332,3 millió forintban
állapítja meg.

2. § Az 1. §-ban meghatározott bevételi és kiadási főösszegeknek a fejezetek, címek, alcímek, jogcímcsoportok, jogcímek szerinti részletezését az 1. melléklet tartalmazza.

2. Az államadósság értéke

3. § (1) A Magyarország gazdasági stabilitásáról szóló 2011. évi CXCIV. törvény (a továbbiakban: Gst.) 4. § (1) bekezdése alapján az államháztartás 2019. december 31-ére tervezett adóssága 311,3 forint/euró, 275,1 forint/svájci frank és 264,8 forint/amerikai dollár árfolyam mellett 31 430,6 milliárd forint.

* A törvényt az Országgyűlés a 2018. július 20-i ülésnapján fogadta el.

(2) 2019. december 31-én az államadósság-mutató
a) számlálójának a Gst. 2. § (1) bekezdés a) pontja szerinti várható összege 30 890,9 milliárd forint,
b) nevezőjének a Gst. 2. § (1) bekezdés b) pontja szerinti várható összege 43 934,5 milliárd forint.

(3) Az államadósság-mutatónak a (2) bekezdés alapján 2019. december 31-ére tervezett mértéke 70,3%.

(4) Az Országgyűlés megállapítja, hogy az államadósság-mutató (3) bekezdés szerinti mértéke a 2018. év utolsó napján várható 72,9%-hoz képest az Alaptörvény 36. cikk (5) bekezdésében meghatározott államadósság-mutató csökkenése követelményének eleget tesz.

II. FEJEZET
A KÖZPONTI ALRENDSZER EGYES ELŐIRÁNYZATAINAK MEGÁLLAPÍTÁSÁVAL, TELJESÍTÉSÉVEL ÉS FELHASZNÁLÁSÁVAL KAPCSOLATOS RENDELKEZÉSEK

3. A központi alrendszer tartalék-előirányzatai

4. § (1) Céltartalék szolgál XV. Pénzügyminisztérium fejezet, 26. cím, 2. alcím, 3. jogcímcsoport, 1. Közszférában foglalkoztatottak bérkompenzációja jogcímen a költségvetési szerveknél és a nevelési-oktatási, felsőoktatási, egészségügyi, karitatív, szociális, család-, gyermek- és ifjúságvédelmi, kulturális vagy sporttevékenységet önmaga vagy intézménye útján ellátó egyházi jogi személynél foglalkoztatottak részére a 2019. évben – jogszabály alapján – járó többlet személyi juttatások és az azokhoz kapcsolódó munkaadókat terhelő járulékok és szociális hozzájárulási adó kifizetésére.

(2) Céltartalék szolgál a XV. Pénzügyminisztérium fejezet, 26. cím, 2. alcím, 3. jogcímcsoport, 2. Különféle kifizetések jogcímen
a) a prémiumévek programról és a különleges foglalkoztatási állományról szóló törvény szerinti munkáltatói kifizetésekre,
b) az Állami Számvevőszékről szóló 2011. évi LXVI. törvény 21. § (1) bekezdésében meghatározott számvevői illetményalap változása miatti személyi juttatás és az azokhoz kapcsolódó munkaadókat terhelő járulékok és szociális hozzájárulási adó növekményének kifizetésére,
c) a központi költségvetési szerveknél a feladatok változásával, a szervezetek, szervezetrendszerek korszerűsítésével, a feladatellátás ésszerűsítésével megvalósuló, kiadás- és költségvetési támogatás-megtakarítást eredményező létszámcsökkentésekhez kötődő személyi juttatások és az azokhoz kapcsolódó munkaadókat terhelő járulékok és szociális hozzájárulási adó kifizetéseire.

(3) Céltartalék szolgál a XV. Pénzügyminisztérium fejezet, 26. cím, 2. alcím, 3. jogcímcsoport, 3. Ágazati életpályák és bérintézkedések jogcímen – jogszabály vagy kormányhatározat alapján járó – többlet személyi juttatások és az azokhoz kapcsolódó munkaadókat terhelő járulékok és szociális hozzájárulási adó kifizetésére.

(4) A költségvetési szerveknél és a nevelési-oktatási, felsőoktatási, egészségügyi, karitatív, szociális, család-, gyermek- és ifjúságvédelmi, kulturális vagy sporttevékenységet önmaga vagy intézménye útján ellátó egyházi jogi személynél foglalkoztatott természetes személy és annak e körben foglalkoztatott házas- vagy élettársa a 2019. évi adó- és járulékváltozások ellentételezésének megállapításához a saját és házas- vagy élettársa munkáltatója részére is nyilatkozik – a kompenzáció összegének megállapítása érdekében – a családi kedvezményre való jogosultságáról, az annak igénylése során figyelembe vehető kedvezményezett eltartottak számáról, adóazonosító jeléről, illetményéről és a jogviszonya keletkezésének időpontjáról. A nyilatkozatra vonatkozó további rendelkezéseket a Kormány rendeletben állapítja meg.

(5) Központi tartalék szolgál a XV. Pénzügyminisztérium fejezet, 26. cím, 2. alcím, 4. Beruházás Előkészítési Alap jogcímcsoporton a központi költségvetési források felhasználásával megvalósuló egyes beruházások előkészítési folyamata fedezetének biztosítására. A Beruházás Előkészítési Alap felhasználásának szabályait a Kormány rendeletben állapítja meg.

(6) Céltartalék szolgál a XV. Pénzügyminisztérium fejezet, 26. cím, 2. alcím, 3. jogcímcsoport, 5. Közszolgáltatások fejlesztése jogcímen az egészségügyi ágazat fejlesztésével összefüggő, az ellátórendszer hatékonyságának növelését és a finanszírozási rendszer fenntarthatóságának javítását célzó feladatok támogatására.

4. Az állam vagyonával kapcsolatos rendelkezések

5. § (1) A Magyar Nemzeti Vagyonkezelő Zrt. hitel, kölcsön felvételére, kötvény kibocsátására, garancia és kezesség vállalására nem jogosult.

(2) A XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet kiadásai terhére történő, 1000,0 millió forint összeget elérő mértékű kötelezettségvállalásokat és – a központi alrendszer likviditási helyzetére figyelemmel – a kifizetések ütemezését az állami vagyon felügyeletéért felelős miniszter a rábízott vagyon vagyonkezelési tervének keretében hagyja jóvá.

(3) Az állami vagyonról szóló 2007. évi CVI. törvény

a) 33. § (2) bekezdésében meghatározott egyedi könyv szerinti bruttó érték a 2019. évben 25,0 millió forint,

b) 35. § (2) bekezdés i) pontjában meghatározott egyedi bruttó forgalmi érték a 2019. évben 25,0 millió forint,

c) 36. § (4) bekezdésében meghatározott ingyenesen átruházható vagyontárgyak 2019. évi összesített bruttó forgalmi értéke 20 000,0 millió forint

lehet.

(4) A nemzeti vagyonról szóló 2011. évi CXCVI. törvény

a) 11. § (6) bekezdésében meghatározott értékhatárt a 2019. évben 25,0 millió forint egyedi bruttó forgalmi érték,

b) 11. § (16) bekezdésében meghatározott értékhatárt a 2019. évben a hasznosítással érintett rész tekintetében 25,0 millió forint egyedi bruttó forgalmi érték,

c) 13. § (1) bekezdésében meghatározott értékhatárt a 2019. évben 25,0 millió forint egyedi bruttó forgalmi érték

képezi.

(5) A XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet, 1. cím, 1. alcím, 2. Nemzeti Eszközkezelő Zrt. vagyonkezelésében lévő ingatlanok értékesítési bevétele jogcímcsoporton és 5. Nemzeti Eszközkezelő Zrt. vagyonkezelésében lévő ingatlanok bérleti díja jogcímcsoporton elszámolt bevételek a 2019. évben a Kormány jóváhagyásával felhasználhatók a Nemzeti Eszközkezelő Zrt. jogszabályban meghatározott feladatellátásának finanszírozására. A Kormány határozatában legfeljebb a pénzforgalmilag teljesült hasznosítási és értékesítési bevételek mértékéig engedélyezheti a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet Nemzeti Eszközkezelő Zrt. feladatait finanszírozó kiadási előirányzatainak növelését.

(6) A Kormány irányítása alá tartozó központi költségvetési szerv feladatellátására feleslegessé nyilvánított, értékesítésre kijelölt, a Magyar Nemzeti Vagyonkezelő Zrt. rábízott állami vagyonába tartozó állami tulajdonú ingatlanok értékesítéséből származó – a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezetben elszámolandó – bevételek államháztartásért felelős miniszter által jóváhagyott összege a 2019. évben a központi költségvetési szerv költségvetését tartalmazó költségvetési fejezet által finanszírozható felhalmozási kiadások teljesítésére használható fel. Az államháztartásért felelős miniszter ennek érdekében – legfeljebb a 2019. évben pénzforgalmilag teljesült értékesítési bevételek mértékéig – új kiadási előirányzat létrehozatalát és meglévő kiadási előirányzat növelését engedélyezheti e költségvetési fejezetben.

(7) Az Állami Egészségügyi Ellátó Központ tulajdonosi joggyakorlása alá tartozó ingatlanok (6) bekezdés szerinti értékesítése esetén a befolyó bevételeket, továbbá a tulajdonosi joggyakorlása alá tartozó vagyonnal kapcsolatos egyéb bevételeket a XX. Emberi Erőforrások Minisztériuma fejezet, 21. cím, 5. alcím, 1. Az Állami Egészségügyi Ellátó Központ tulajdonosi joggyakorlásával kapcsolatos bevételek jogcímcsoport előirányzaton belül kell elszámolni. E bevételek államháztartásért felelős miniszter által jóváhagyott összege a 2019. évben a XX. Emberi Erőforrások Minisztériuma fejezetből finanszírozható felhalmozási kiadások teljesítésére használható fel a (6) bekezdésben meghatározott módon.

(8) A XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet, 2. cím, 2. alcím, 2. jogcímcsoport, 3. A Magyar Nemzeti Filmalap Közhasznú Nonprofit Zrt. támogatása jogcím előirányzat tartalmazza a mozgóképről szóló 2004. évi II. törvény 9/A. § (2) bekezdése szerinti kiadást, amely előirányzat a hatoslottó szerencsejáték játékadója pénzforgalmilag teljesült összege 100%-ának mértékéig az államháztartásért felelős miniszter engedélyével túlléphető. A túllépés mértékének számítása során az előirányzat összegének megállapításakor nem vehető figyelembe az előirányzat javára év közben a Kormány döntésével biztosított többlet.

(9) A honvédelmi célra feleslegessé vált hadfelszerelések, haditechnikai eszközök és anyagok értékesítéséből származó bevételt a honvédelemért felelős miniszter a 2019. évben a Magyar Honvédség technikai modernizációjára, a technikai eszközök fenntartására és javítására, képesség- és hadfelszerelés fejlesztésre, illetve az értékesítési eljárások során felmerült kiadások fedezetére használhatja fel. A 2019. évben pénzforgalmilag teljesülő bevételt a XIII. Honvédelmi Minisztérium fejezet, 2. cím, 1. Honvéd Vezérkar közvetlen szervezetei alcím bevételeként kell elszámolni.

(10) A XX. Emberi Erőforrások Minisztériuma fejezet, 20. cím, 3. alcím, 6. Felsőoktatási vagyongazdálkodási feladatok jogcímcsoport előirányzat a Kormány engedélyével 2019. szeptember 30. után túlléphető azzal, hogy ezen túllépés és a 19. § (3) bekezdésben foglalt tartalékösszeg-felhasználás együttes összegének figyelembevételével sem haladhatja meg az Európai Közösséget létrehozó szerződéshez csatolt, a túlzott hiány esetén követendő eljárásról szóló jegyzőkönyv alkalmazásáról szóló, 2009. május 25-ei 479/2009/EK tanácsi rendelet szerint benyújtott jelentésben (a továbbiakban: EDP jelentés) szereplő 2019. évre várható hiány (a továbbiakban: EDP-hiány) a GDP 1,8%-át.

6. § (1) A XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet, 2. cím, 5. Fejezeti tartalék alcímén szereplő kiadási előirányzat az e költségvetési fejezetben szereplő kiadási előirányzatok átcsoportosítás útján történő növelésére használható fel. A XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet, 2. cím, 5. Fejezeti tartalék alcím kiadási előirányzatának felhasználásáról az állami vagyon felügyeletéért felelős miniszter és az államháztartásért felelős miniszter együttesen dönt.

(2) A XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet bevételi előirányzatainak a tervezettet meghaladó pénzforgalmi teljesítése esetén különösen indokolt esetben, a Kormány határozatában adott jóváhagyásával e költségvetési fejezetnek a Kormány határozatában megjelölt kiadási előirányzata – legfeljebb a pénzforgalmilag teljesült többletbevétel mértékével – túlléphető, ha e költségvetési fejezet bevételei együttes összegénél nem jelentkezik bevétel-elmaradás.

(3) Az állami vagyon felügyeletéért felelős miniszter a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet, 2. cím, 1. Ingatlanokkal és ingóságokkal kapcsolatos kiadások alcím és a 2. Társaságokkal kapcsolatos kiadások alcím kiadási előirányzatain belül és a két alcím kiadási előirányzatai között átcsoportosíthat. Az átcsoportosítás mértéke az egyes kiadási előirányzatokat érintően egyedileg és együttesen sem haladhatja meg a 4000,0 millió forintot és nem történhet olyan előirányzat terhére, amelynek teljesülése módosítás nélkül eltérhet az előirányzattól.

(4) A frekvenciahasználati jogosultság értékesítéséből származó bevételt a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet, 1. cím, 3. Egyéb bevételek alcímen belül önálló jogcímcsoporton kell elszámolni.

7. § (1) A XLIV. A Nemzeti Földalappal kapcsolatos bevételek és kiadások fejezet, 2. cím, 5. Fejezeti tartalék alcímén szereplő kiadási előirányzat az e költségvetési fejezetben szereplő kiadási előirányzatok átcsoportosítás útján történő növelésére használható fel. A XLIV. A Nemzeti Földalappal kapcsolatos bevételek és kiadások fejezet, 2. cím, 5. Fejezeti tartalék alcím kiadási előirányzatának felhasználásáról az agrárpolitikáért felelős miniszter és az államháztartásért felelős miniszter együttesen dönt.

(2) A XLIV. A Nemzeti Földalappal kapcsolatos bevételek és kiadások fejezet bevételi előirányzatainak a tervezettet meghaladó pénzforgalmi teljesítése esetén különösen indokolt esetben, a Kormány határozatában adott jóváhagyásával e költségvetési fejezetnek a Kormány határozatában megjelölt kiadási előirányzata – legfeljebb a pénzforgalmilag teljesült többletbevétel mértékével – túlléphető, ha e költségvetési fejezet bevételei együttes összegénél nem jelentkezik bevétel-elmaradás.

8. § (1) Az állami tulajdonú gazdasági társaságok felett törvényben és miniszteri rendeletben kijelölt tulajdonosi jogok gyakorlására feljogosított szervezet által, e minőségében beszedett bevételeket és teljesített kiadásokat központi kezelésű előirányzatként kell megtervezni és elszámolni. A tulajdonosi joggyakorló szervezet az általa e minőségében a 2019. év során beszedett bevételeket előirányzat-módosítás nélkül is elszámolhatja, erről a fejezetet irányító szervet és az államháztartásért felelős minisztert írásban tájékoztatni kell. A fejezetet irányító szerv e tulajdonosi joggyakorlói minőségben végrehajtandó kiadások teljesítése érdekében – a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet kivételével – a fejezeten belül átcsoportosíthat és új központi kezelésű kiadási előirányzatot hozhat létre az államháztartásért felelős miniszter egyetértésével.

(2) A XVII. Innovációs és Technológiai Minisztérium fejezet, 20. cím, 35. alcím, 4. Zöldgazdaság Finanszírozási Rendszer jogcímcsoport előirányzatát a fejezetet irányító miniszter – az államháztartásról szóló 2011. évi CXCV. törvény (a továbbiakban: Áht.) 31. § (2b) bekezdése alapján – az üvegházhatású gázok közösségi kereskedelmi rendszerében és az erőfeszítés-megosztási határozat végrehajtásában történő részvételről szóló 2012. évi CCXVII. törvény (a továbbiakban: Ügkr. tv.) által létrehozott légiközlekedési kibocsátási egységek 2019. évi értékesítéséből az e törvényben megtervezetten felül pénzforgalmilag teljesült bevétel 100%-ával, továbbá az Ügkr. tv. hatálya alá tartozó kibocsátási egységek 2019. évi értékesítéséből pénzforgalmilag teljesült bevétel 50%-ával növelheti meg.

(3) A XVII. Innovációs és Technológiai Minisztérium fejezet, 20. cím, 35. alcím, 7. Zöld Beruházási Rendszer végrehajtásának feladatai jogcímcsoport előirányzatát a fejezetet irányító miniszter – az Áht. 31. § (2b) bekezdése alapján – az ENSZ Éghajlatváltozási Keretegyezménye és annak Kiotói Jegyzőkönyve végrehajtási keretrendszeréről szóló 2007. évi LX. törvény (a továbbiakban: Éhvt.) alapján létrehozott kiotói egységek átruházásából pénzforgalmilag teljesült bevétel 100%-ával növelheti meg.

(4) Az energiapolitikáért felelős miniszter az Éhvt. alapján létrehozott kiotói egységek átruházásából befolyó bevételek elszámolására a XVII. Innovációs és Technológiai Minisztérium fejezet, 21. cím, 3. alcím, 3. Kibocsátási egységek értékesítéséből származó bevételek jogcímcsoporton belül új jogcímet hozhat létre.

(5) A fejlődő országok részére nyújtandó klímafinanszírozás kiadásait a (2) bekezdésben meghatározott – az Ügkr. tv. hatálya alá tartozó kibocsátási egységek 2019. évi értékesítéséből pénzforgalmilag teljesült bevételhez kötött mértékű – kiadási előirányzatok terhére kell teljesíteni.

5. Egyes költségvetési szervek befizetési kötelezettségei

9. § (1) A Magyar Bányászati és Földtani Szolgálat 272,0 millió forintot, az Innovációs és Technológiai Minisztérium igazgatása 25 818,0 millió forintot köteles a 2019. évben befizetni a bevételeiből a központi költségvetés részére, amelyek esedékessége az első három negyedév vonatkozásában a negyedévet követő hónap 20. napja, a negyedik negyedévben december 10-e.

(2) Az Országos Atomenergia Hivatal 368,8 millió forintot köteles a 2019. évben befizetni a bevételeiből – az államháztartásért felelős miniszter által jóváhagyott ütemezési terv szerint – a központi költségvetés részére, amelyek esedékessége az első három negyedév vonatkozásában a negyedévet követő hónap 20. napja, a negyedik negyedévben december 10-e.

(3) A Magyar Energetikai és Közmű-szabályozási Hivatal 2304,8 millió forintot köteles fizetni a bevételeiből a 2019. évben a központi költségvetés javára, havi 1/12-ed részenként február hónaptól minden hónap 20. napjáig, illetve további 1/12-ed részt december hónapban 10-ei befizetési időpontra.

(4) A fővárosi és a megyei kormányhivatalok 1017,2 millió forintot kötelesek befizetni a bevételeikből a 2019. évben a központi költségvetés javára, havi 1/12-ed részenként február hónaptól minden hónap 20. napjáig, illetve további 1/12-ed részt december hónapban 10-ei befizetési időpontra.

(5) A Szellemi Tulajdon Nemzeti Hivatala 111,0 millió forintot köteles fizetni a bevételeiből a 2019. évben a központi költségvetés javára, havi 1/12-ed részenként február hónaptól minden hónap 20. napjáig, illetve további 1/12-ed részt december hónapban 10-ei befizetési időpontra.

(6) Ha az (1) bekezdésben meghatározott költségvetési szervek befizetési kötelezettségüknek nem tesznek eleget, a hiányzó összegre fejezeti tartalékot kell képezni, és a befizetést legkésőbb 2019. december 27-éig kell teljesíteni.

(7) A Kormány irányítása vagy felügyelete alá tartozó költségvetési szervek az irányadó öregségi nyugdíjkorhatárt betöltött és az öregségi teljes nyugdíjhoz szükséges szolgálati időt megszerzett közalkalmazotti vagy kormányzati szolgálati jogviszonyban állók jogviszonyának megszüntetéséből eredő kiadási megtakarításaikat – a 2019. évi költségvetésbe már beépült megtakarítások kivételével – kötelesek befizetni a Magyar Államkincstár „A zárolt álláshelyekhez kapcsolódó megtakarítások befizetései" megnevezésű, 10032000-01034286-00000000 számú számlájára, a központi költségvetés javára.

6. Az elkülönített állami pénzalapokkal összefüggő rendelkezések

10. § (1) A LXIII. Nemzeti Foglalkoztatási Alap fejezet, 8. Start-munkaprogram címen rendelkezésre álló előirányzat biztosít fedezetet a 2018. évben, illetve azt megelőző években az e címen keletkezett, 2019. évre áthúzódó kötelezettségvállalásokra is.

(2) Az Elektronikus Információszolgáltatás Nemzeti Program működtetésével kapcsolatos feladatokra a feladatot ellátó MTA Könyvtár és Információs Központ részére a LXII. Nemzeti Kutatási, Fejlesztési és Innovációs Alap fejezet, 1. Hazai innováció támogatása cím terhére 2019. évben 1950,0 millió forint támogatást kell biztosítani.

(3) A Nemzeti Kutatási, Fejlesztési és Innovációs Alap a 2019. évben a központi költségvetés javára összesen 21 177,8 millió forintot ad át a kutatás-fejlesztési tevékenység Nemzeti Kutatási, Fejlesztési és Innovációs Alapon kívüli finanszírozásához. A befizetési kötelezettséget negyedévente, az éves előirányzat 25%-ával kell teljesíteni.

(4) A Paksi Atomerőmű Zrt. 2019. évi befizetési kötelezettsége a Központi Nukleáris Pénzügyi Alapba 24 407,7 millió forint, amelyet havonta egyenlő részletekben köteles átutalni a Központi Nukleáris Pénzügyi Alap fizetési számlájára.

(5) A Nemzeti Foglalkoztatási Alap a központi költségvetésbe 70 000,0 millió forintot ad át az állami fenntartású szakképző iskolák működési költségeihez és a foglalkoztatást helyettesítő támogatásban részesülők ellátásához.

7. A Nyugdíjbiztosítási Alappal összefüggő rendelkezések

11. § (1) A LXXI. Nyugdíjbiztosítási Alap fejezetnél a 2. cím, 1. Nyugellátások alcímen belül az adott előirányzat terhére különös méltánylást érdemlő körülmények esetén méltányossági alapon megállapításra kerülő nyugellátásra 200,0 millió forint, méltányossági alapú nyugdíjemelésre 800,0 millió forint, egyszeri segélyre 600,0 millió forint használható fel.

(2) A szociál- és nyugdíjpolitikáért felelős miniszter a Nyugdíjbiztosítási Alap (a továbbiakban: Ny. Alap) kezelőjének javaslatára az (1) bekezdésben meghatározott méltányossági keretösszegek között átcsoportosíthat.

8. Az Egészségbiztosítási Alappal összefüggő rendelkezések

12. § (1) A Kormány a LXXII. Egészségbiztosítási Alap fejezetben kizárólag

a) a 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcímcsoport, a 4. Gyógyszertámogatás jogcímcsoport és az 5. Gyógyászati segédeszköz támogatás jogcímcsoport között és

b) a 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcímcsoport, 21. Gyógyító-megelőző ellátás céltartalék jogcímről a jogcímcsoport 1–18. jogcímére

csoportosíthat át.

(2) A Kormány a LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcímcsoport 1–18. jogcímei, 4. Gyógyszertámogatás jogcímcsoport 1. jogcíme, valamint 5. Gyógyászati segédeszköz támogatás jogcímcsoport 1–3. jogcímei előirányzatait megemelheti.

(3) A Kormány a 15. § (2) bekezdésében meghatározott keretösszeget módosíthatja a (2) bekezdés szerinti előirányzat-emeléssel.

13. § (1) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcímcsoporton belül az 1–19. jogcímek között, valamint az 5. Gyógyászati segédeszköz támogatás jogcímcsoporton belül a jogcímek között az egészségbiztosításért felelős miniszter az államháztartásért felelős miniszter egyetértésével átcsoportosíthat.

(2) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 8. Természetbeni ellátások céltartaléka jogcímcsoport előirányzatból a 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás, a 4. Gyógyszertámogatás, az 5. Gyógyászati segédeszköz támogatás jogcímcsoportok jogcímeire és a 7. jogcímcsoport, 3. Külföldön tervezett egészségügyi ellátások megtérítése jogcímre az egészségbiztosításért felelős miniszter az államháztartásért felelős miniszter egyetértésével átcsoportosíthat.

(3) Az egészségbiztosításért felelős miniszter a LXXII. Egészségbiztosítási Alap fejezet, 1. cím, 7. alcím, 7. jogcímcsoport, 1. Szerződések szerinti gyógyszergyártói és forgalmazói befizetések jogcím, valamint 2. Folyamatos gyógyszerellátást biztosító gyógyszergyártói és forgalmazói befizetések és egyéb gyógyszerforgalmazással kapcsolatos bevételek jogcím előirányzaton elszámolt bevételek mértékéig a LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 4. jogcímcsoport, 4. Gyógyszertámogatási céltartalék jogcímről a 2. cím, 3. alcím, 4. Gyógyszertámogatás jogcímcsoport 1. jogcímre átcsoportosíthat.

(4) Az egészségbiztosításért felelős miniszter az államháztartásért felelős miniszter egyetértésével a LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 4. jogcímcsoport, 1. Gyógyszertámogatás kiadásai jogcím előirányzatát év közben megemelheti a LXXII. Egészségbiztosítási Alap fejezet, 1. cím, 7. alcím, 7. jogcímcsoport, 1. Szerződések szerinti gyógyszergyártói és forgalmazói befizetések jogcím, 2. Folyamatos gyógyszerellátást biztosító gyógyszergyártói és forgalmazói befizetések és egyéb gyógyszerforgalmazással kapcsolatos bevételek jogcím bevételi előirányzatán felül jelentkező többletbevétel összegével.

14. § A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. Természetbeni ellátások alcímen belül az időarányoshoz viszonyított évközi előirányzat-túllépést az 1. Gyógyító-megelőző ellátás jogcímcsoport, a 4. Gyógyszertámogatás jogcímcsoport, az 5. Gyógyászati segédeszköz támogatás jogcímcsoport, továbbá a 7. jogcímcsoport, 3. Külföldön tervezett egészségügyi ellátások megtérítése jogcím esetében az államháztartásért felelős miniszter engedélyezheti.

15. § (1) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcímcsoport tartalmazza az Egészségbiztosítási Alapból (a továbbiakban: E. Alap) finanszírozott térítésmentesen vagy részleges térítés ellenében igénybe vehető egészségügyi szolgáltatásokat nyújtó egészségügyi szolgáltatók szerződésben meghatározott feladataira tárgyévben folyósítandó összeget.

(2) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcímcsoport jogcímeinek előirányzatai együttesen 3000,0 millió forintot tartalmaznak az egészségügyi ellátórendszer fejlesztéséről szóló törvény és végrehajtási rendelete szerinti többletkapacitás-befogadások várható éves teljesítményének finanszírozására. A befogadásoktól eltérő, a jogcímcsoporton belüli jogcímek szerinti célra történő felhasználását a tényleges kiadások függvényében az egészségbiztosításért felelős miniszter az államháztartásért felelős miniszter egyetértésével engedélyezheti.

(3) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 4. jogcímcsoport, 1. Gyógyszertámogatás kiadásai jogcím előirányzata tartalmazza az 1200,0 millió forint finanszírozási előlegre fordítható összeget.

16. § A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 2. Egészségbiztosítás pénzbeli ellátásai alcímen belül az adott előirányzat terhére különös méltánylást érdemlő körülmények esetén táppénz, csecsemőgondozási díj és gyermekgondozási díj megállapítására együttesen 200,0 millió forint, rokkantsági, rehabilitációs ellátás megállapítására 150,0 millió forint, a 3. Természetbeni ellátások alcímen belül az adott előirányzat terhére különös méltánylást érdemlő körülmények esetén gyógyító-megelőző ellátásra 2611,3 millió forint, gyógyszertámogatásra 10 000,0 millió forint, gyógyászati segédeszköz támogatásra 2200,0 millió forint használható fel.

9. A központi alrendszer előirányzat-módosítási kötelezettség nélkül teljesülő kiadásai és bevételei

17. § Az 1. mellékletben meghatározott kiadási előirányzatok közül a 4. mellékletben meghatározott esetekben a teljesülés külön szabályozott módosítás nélkül is eltérhet az előirányzattól.

10. Az Országgyűlés kizárólagos hatásköre

18. § (1) Az Országgyűlés magának tartja fenn a jogot

a) az I. Országgyűlés fejezet, 8. Pártok támogatása cím és

b) az I. Országgyűlés fejezet, 9. Pártalapítványok támogatása cím

előirányzatainak év közbeni megváltoztatására.

(2) Az Országgyűlés magának tartja fenn a jogot az I. Országgyűlés fejezet, 24. Nemzeti Választási Iroda cím előirányzatainak csökkentésére.

(3) Az Országgyűlés – az Áht. 30. § (3) bekezdése és 40. § (4) bekezdése szerinti esetek, valamint a fejezetet irányító szervek vezetőinek a költségvetési fejezetek között együttesen kezdeményezett előirányzat-átcsoportosítása kivételével – magának tartja fenn a jogot

a) az I. Országgyűlés fejezet, a II. Köztársasági Elnökség fejezet, a III. Alkotmánybíróság fejezet, a IV. Alapvető Jogok Biztosának Hivatala fejezet, az V. Állami Számvevőszék fejezet, a VI. Bíróságok fejezet, a VIII. Ügyészség fejezet, a XXX. Gazdasági Versenyhivatal fejezet, a XXXIII. Magyar Tudományos Akadémia fejezet és a XXXIV. Magyar Művészeti Akadémia fejezet kiadási és bevételi előirányzatai főösszegének,

b) a XI. Miniszterelnökség fejezet, 30. cím, 1. alcím, 30. Egyházi célú központi költségvetési hozzájárulások jogcímcsoport előirányzatai közül a 3. Egyházi alapintézmény-működés, SZJA rendelkezés és kiegészítése jogcím, a 4. Átadásra nem került ingatlanok utáni járadék jogcím, 5. Az 5000 lakosnál kisebb településeken szolgálatot teljesítő egyházi személyek jövedelempótléka – Bevett egyházak jogcím, valamint a 6. Külhonban szolgálatot teljesítő egyházi személyek támogatása – Határon túli egyház és annak belső egyházi jogi személye jogcím előirányzatai

csökkentésére.

11. A Kormány, az államháztartásért felelős miniszter és a fejezetet irányító szervek vezetőjének különleges jogosítványai

19. § (1) Az önkormányzati és az állami feladatellátásban év közben bekövetkező változásokkal összefüggő, a Kormány irányítása alá tartozó fejezetek között előirányzat-átcsoportosításra

a) a központi alrendszerbe tartozó szervek és a helyi önkormányzatok közötti feladat-, és intézményátadás-átvétel esetén a Kormány jogosult,

b) a helyi önkormányzatok és a helyi önkormányzati körön kívüli közszolgáltatók – így különösen az egyházi jogi személy, a civil szervezet, az alapítvány, a közalapítvány, a nemzetiségi önkormányzat, a gazdasági társaság és a humánszolgáltatást alaptevékenységként végző, a személyi jövedelemadóról szóló 1995. évi CXVII. törvény (a továbbiakban: Szja tv.) hatálya alá tartozó egyéni vállalkozó – közötti, a 2. melléklet szerint támogatott feladat átadás-átvétele esetén – ideértve a költségvetési évet megelőző évben történt átadások, átvételek tárgyévi rendezését is – az államháztartásért felelős miniszter jogosult.

(2) A XV. Pénzügyminisztérium fejezet, 26. cím, 2. alcím, 2. Országvédelmi Alap jogcímcsoport előirányzatából legfeljebb 30 000,0 millió forint az EDP jelentés 2019. március 31-ig történő benyújtását követően használható fel a (4) bekezdés figyelembevételével, amennyiben a benyújtott EDP jelentésben szereplő EDP-hiány – a felhasználni kívánt tartalékösszeg figyelembevételével – nem haladja meg a GDP 1,8%-át.

(3) A XV. Pénzügyminisztérium fejezet, 26. cím, 2. alcím, 2. Országvédelmi Alap jogcímcsoport előirányzatának a (2) bekezdésen felüli része az EDP jelentés 2019. szeptember 30-ig történő benyújtását követően használható fel a (4) bekezdés figyelembevételével, amennyiben a benyújtott EDP jelentésben szereplő EDP-hiány – a felhasználni kívánt tartalékösszeg figyelembevételével – nem haladja meg a GDP 1,8%-át.

(4) A (2) és (3) bekezdés szerinti összeg felhasználásáról a Kormány határozatban dönt, amelyet az államháztartásért felelős miniszter készít elő, ennek során bemutatja a Kormány számára

a) a 2019. évi gazdasági és költségvetési folyamatok,

b) a 2019. évre várható EDP-hiány és

c) a 2019. évre várható államadósság

alakulását, továbbá javaslatot tesz a kiadási előirányzat felhasználásának céljára és ütemezésére.

(5) A XV. Pénzügyminisztérium fejezet, 26. cím, 2. alcím, 1. Rendkívüli kormányzati intézkedések jogcímcsoport előirányzatnak az Áht. 21. § (3) bekezdésében meghatározott, első félévben felhasználható részéből legalább 10 000,0 millió forint csak az EDP jelentés 2019. március 31-ig történő benyújtását követően használható fel, amennyiben a benyújtott EDP jelentésben szereplő EDP-hiány – a felhasználni kívánt tartalékösszeg figyelembevételével – nem haladja meg a GDP 1,8%-át.

(6) A XV. Pénzügyminisztérium fejezet, 26. cím, 2. alcím, 1. Rendkívüli kormányzati intézkedések jogcímcsoport előirányzatnak az Áht. 21. § (3) bekezdése alapján adódó, második félévben felhasználható részéből legalább 20 000,0 millió forint csak az EDP jelentés 2019. szeptember 30-ig történő benyújtását követően használható fel, amennyiben a benyújtott EDP jelentésben szereplő EDP-hiány – a felhasználni kívánt tartalékösszeg figyelembevételével – nem haladja meg a GDP 1,8%-át.

(7) A szakképzési hozzájárulásról és a képzés fejlesztésének támogatásáról szóló 2011. évi CLV. törvény 12. § j) pontja alapján a LXIII. Nemzeti Foglalkoztatási Alap fejezet, 2. Szakképzési és felnőttképzési támogatások cím előirányzata terhére év közben befizetést teljesíthet a központi költségvetés javára.

(8) A Kormány a kéményseprő-ipari közszolgáltatás helyi önkormányzat általi ellátásának támogatása érdekében határozatban dönt a XIV. Belügyminisztérium fejezet és a IX. Helyi önkormányzatok támogatásai fejezetek közötti átcsoportosításról.

(9) A Kormány jogosult a 4. § (6) bekezdése szerinti előirányzatból a XIII. Honvédelmi Minisztérium, a XX. Emberi Erőforrások Minisztériuma és a LXXII. Egészségbiztosítási Alap fejezetekbe történő átcsoportosításra.

20. § (1) Az államháztartásért felelős miniszter a 4. § (2) és (3) bekezdése szerinti előirányzatból más fejezetre, címre, alcímre, jogcímcsoportra, jogcímre, előirányzat-csoportra, kiemelt előirányzatra – felmérés alapján – átcsoportosíthat.

(2) Az államháztartásért felelős miniszter a XV. Pénzügyminisztérium fejezet, 2. Nemzeti Adó- és Vámhivatal cím, 1. Működési költségvetés előirányzat-csoport, 1. Személyi juttatások kiemelt előirányzatát legfeljebb 5000,0 millió forinttal, a 2. Munkaadókat terhelő járulékok és szociális hozzájárulási adó kiemelt előirányzatát legfeljebb 975,0 millió forinttal negyedévente megemelheti, ha az általa a negyedévet megelőzően – az első negyedév tekintetében január hónapban – meghatározott adónemek vonatkozásában teljesülnek az általa ezzel egyidőben meghatározott negyedéves bevételi tervek. A negyedik negyedévben ezen előirányzatok akkor is megemelhetőek, ha december 20-áig befolyt bevételek alapján megállapítható, hogy várhatóan teljesülni fog a negyedik negyedéves bevételi terv.

(3) A kincstár a pénzügyi tranzakciós illeték megfizetése céljából az eredeti előirányzaton felüli, a pénzügyi tranzakciós illetékről szóló 2012. évi CXVI. törvény 7. § (4) bekezdés alapján keletkezett többletbevételeivel az államháztartásért felelős miniszter engedélye nélkül, saját hatáskörben megnövelheti a bevételi és kiadási előirányzatait.

21. § (1) A Köztársasági Elnöki Hivatal főigazgatója

a) a II. Köztársasági Elnökség fejezet, 2. cím, 2. alcím, 1. Állami kitüntetések jogcímcsoport terhére átcsoportosíthat a II. Köztársasági Elnökség fejezet, 1. Köztársasági Elnöki Hivatal cím javára,

b) a II. Köztársasági Elnökség fejezet, 2. cím, 2. alcím, 3. jogcímcsoport, 1. Államfői Protokoll kiadásai jogcím terhére átcsoportosíthat a II. Köztársasági Elnökség fejezet, 1. Köztársasági Elnöki Hivatal cím javára,

c) a II. Köztársasági Elnökség fejezet, 2. cím, 2. alcím, 3. jogcímcsoport, 1. Államfői Protokoll kiadásai jogcím terhére a XVIII. Külgazdasági és Külügyminisztérium fejezet javára átcsoportosíthat, ha az államfői protokollal kapcsolatos feladatok ellátása érdekében szükséges,

d) a II. Köztársasági Elnökség fejezet, 2. cím, 2. alcím, 3. jogcímcsoport, 1. Államfői Protokoll kiadásai jogcím terhére a XIII. Honvédelmi Minisztérium fejezet javára átcsoportosíthat, ha az államfői protokollal kapcsolatos feladatok ellátása érdekében szükséges.

(2) Az (1) bekezdés c)–d) pontja szerint átcsoportosított előirányzat terhére történő visszarendezésre a XVIII. Külgazdasági és Külügyminisztérium fejezetet, valamint a XIII. Honvédelmi Minisztérium fejezetet irányító szerv vezetője jogosult.

(3) Az Országos Bírósági Hivatal elnöke a VI. Bíróságok fejezet, 3. Fejezeti kezelésű előirányzatok cím terhére átcsoportosíthat a VI. Bíróságok fejezet, 1. Bíróságok és 2. Kúria cím javára.

(4) A Gazdasági Versenyhivatal elnöke a XXX. Gazdasági Versenyhivatal fejezet, 2. cím, 1. OECD ROK alcím terhére átcsoportosíthat a XXX. Gazdasági Versenyhivatal fejezet, 1. Gazdasági Versenyhivatal igazgatása cím javára.

22. § A X. Igazságügyi Minisztérium fejezetet irányító szerv vezetője a X. Igazságügyi Minisztérium fejezet, 20. cím, 2. alcím, 29. A közigazgatási bírósági szervezet létrehozásának és működésének előkészítésével kapcsolatos kiadások támogatása jogcímcsoport terhére a XIV. Belügyminisztérium, valamint a XV. Pénzügyminisztérium fejezet javára átcsoportosíthat. Az átcsoportosított előirányzat terhére történő visszarendezésre a XIV. Belügyminisztérium, illetőleg a XV. Pénzügyminisztérium fejezetet irányító szerv vezetője jogosult.

23. § (1) A XI. Miniszterelnökség fejezetet irányító szerv vezetője a XI. Miniszterelnökség fejezet, 30. cím, 1. alcím, 60. Fővárosi és megyei kormányhivatalok működésével kapcsolatos egyéb feladatok jogcímcsoport terhére átcsoportosíthat a XI. Miniszterelnökség fejezet, 12. Fővárosi, megyei kormányhivatalok és járási kormányhivatalok cím javára.

(2) A XI. Miniszterelnökség fejezetet irányító szerv vezetője a XI. Miniszterelnökség fejezet, 30. cím, 1. alcím, 66. Kormányablak program megvalósítása jogcímcsoport terhére átcsoportosíthat a XI. Miniszterelnökség fejezet, 12. Fővárosi, megyei kormányhivatalok és járási kormányhivatalok cím javára.

(3) A XI. Miniszterelnökség fejezetet irányító szerv vezetője a XI. Miniszterelnökség fejezet, 30. cím, 3. alcím, 1. Nemzetpolitikai tevékenység támogatása jogcímcsoport terhére átcsoportosíthat a XI. Miniszterelnökség fejezet, 1. Miniszterelnökség igazgatása cím javára.

(4) A XI. Miniszterelnökség fejezetet irányító szerv vezetője a XI. Miniszterelnökség fejezet, 30. cím, 1. alcím, 46. Ludovika Campus jogcímcsoport terhére átcsoportosíthat a XI. Miniszterelnökség fejezet, 14. Nemzeti Közszolgálati Egyetem cím javára.

(5) A XXI. Miniszterelnöki Kabinetiroda fejezetet irányító szerv vezetője a XXI. Miniszterelnöki Kabinetiroda fejezet, 20. cím, 1. alcím, 1. Kormányfői protokoll jogcímcsoport terhére a XVIII. Külgazdasági és Külügyminisztérium, valamint a XI. Miniszterelnökség fejezet javára átcsoportosíthat, ha az a kormányfői protokollal kapcsolatos feladatok ellátása érdekében szükséges. Az átcsoportosított előirányzat terhére történő visszarendezésre a XVIII. Külgazdasági és Külügyminisztérium fejezetet irányító szerv vezetője jogosult.

(6) A XXI. Miniszterelnöki Kabinetiroda fejezetet irányító szerv vezetője a XXI. Miniszterelnöki Kabinetiroda fejezet, 20. cím, 1. alcím, 2. Kormányzati kommunikációval és konzultációval kapcsolatos feladatok jogcímcsoport terhére a XIV. Belügyminisztérium fejezet javára átcsoportosíthat. Az átcsoportosított előirányzat terhére történő visszarendezésre a XIV. Belügyminisztérium fejezetet irányító szerv vezetője jogosult.

(7) A XXI. Miniszterelnöki Kabinetiroda fejezetet irányító szerv vezetője a XXI. Miniszterelnöki Kabinetiroda fejezet, 20. cím, 1. alcím, 1. Kormányfői protokoll jogcímcsoport, valamint a 20. cím, 1. alcím, 2. Kormányzati kommunikációval és konzultációval kapcsolatos feladatok jogcímcsoport terhére átcsoportosíthat a XXI. Miniszterelnöki Kabinetiroda fejezet, 1. Miniszterelnöki Kabinetiroda cím javára.

(8) A XXI. Miniszterelnöki Kabinetiroda fejezetet irányító szerv vezetője a XXI. Miniszterelnöki Kabinetiroda fejezet, 20. cím, 1. alcím, 2. Kormányzati kommunikációval és konzultációval kapcsolatos feladatok jogcímcsoport terhére a X. Igazságügyi Minisztérium fejezet javára átcsoportosíthat. Az átcsoportosított előirányzat terhére történő visszarendezésre a X. Igazságügyi Minisztérium fejezetet irányító szerv vezetője jogosult.

(9) A XXII. Miniszterelnöki Kormányiroda fejezet, 19. cím, 1. alcím, 1. Felelős játékszervezési tevékenység támogatása jogcímcsoport kiadási előirányzata biztosítja a szerencsejáték szervezéséről szóló 1991. évi XXXIV. törvény (a továbbiakban: Szjtv.) 35. § (4) bekezdésében meghatározott célok teljesítését.

24. § A XII. Agrárminisztérium fejezet, 20. cím, 5. alcím, 8. Nemzeti agrártámogatások jogcímcsoport kiadási előirányzatáról kell teljesíteni a folyó költségként elszámolható, megszűnő agrár- és vidékfejlesztési támogatások korábbi években vállalt és 2019. évet terhelő áthúzódó fizetési kötelezettségeit. A XII. Agrárminisztérium fejezet, 20. cím, 5. alcím, 8. Nemzeti agrártámogatások jogcímcsoport kiadási előirányzatáról kell teljesíteni a kedvezőtlen adottságú térségekben gazdálkodók adósságrendezési programjának 2019. évet terhelő kiadásait is.

25. § A XIV. Belügyminisztérium fejezetet irányító szerv vezetője a XIV. Belügyminisztérium fejezet, 20. cím, 19. A Nemzeti Bűnmegelőzési Stratégia feladatrendszerének támogatása alcím terhére a fejezeten belül és más fejezetek javára átcsoportosíthat, továbbá a személyi juttatások költségvetési kiadásai előirányzatát a XIV. Belügyminisztérium fejezet, 20. cím, 19. A Nemzeti Bűnmegelőzési Stratégia feladatrendszerének támogatása alcím más kiemelt előirányzatai terhére megnövelheti. A más fejezetek javára átcsoportosított előirányzat terhére történő visszarendezésre annak a fejezetnek az irányító szerve jogosult, amely javára az átcsoportosítás történt.

26. § (1) A XV. Pénzügyminisztérium fejezetet irányító szerv vezetője a XV. Pénzügyminisztérium fejezet, 25. cím, 4. alcím, 1. Területfejlesztéssel összefüggő feladatok jogcímcsoport terhére átcsoportosíthat a XV. Pénzügyminisztérium fejezet, 8. Magyar Államkincstár cím javára.

(2) A XV. Pénzügyminisztérium fejezetet irányító szerv vezetője a XV. Pénzügyminisztérium fejezet, 25. cím, 4. alcím, 5. Pest megyei fejlesztések jogcímcsoport terhére átcsoportosíthat a XV. Pénzügyminisztérium fejezet, 8. Magyar Államkincstár cím javára.

(3) A XV. Pénzügyminisztérium fejezetet irányító szerv vezetője a XV. Pénzügyminisztérium fejezet, 25. cím, 2. alcím, 10. Kincstár informatikai stratégiájának végrehajtása jogcímcsoport terhére átcsoportosíthat a XV. Pénzügyminisztérium fejezet, 8. Magyar Államkincstár cím javára.

(4) A XV. Pénzügyminisztérium fejezetet irányító szerv vezetője a XV. Pénzügyminisztérium fejezet, 25. cím, 11. alcím, 1. Uniós programok árfolyam-különbözete jogcímcsoport terhére átcsoportosíthat a XV. Pénzügyminisztérium fejezet, 25. cím, 11. alcím, 2. Egyéb, EU által nem térített kiadások jogcímcsoport javára.

(5) A XV. Pénzügyminisztérium fejezetet irányító szerv vezetője a XV. Pénzügyminisztérium fejezet, 25. cím, 2. alcím, 11. Végrehajtási ügyek ellátásához kapcsolódó fejlesztések jogcímcsoport terhére átcsoportosíthat a XV. Pénzügyminisztérium fejezet, 2. Nemzeti Adó- és Vámhivatal cím javára.

(6) A XVII. Innovációs és Technológiai Minisztérium fejezetet irányító szerv vezetője a XVII. Innovációs és Technológiai Minisztérium fejezet, 20. cím, 65. alcím, 1. Szakképzési Centrumok által ellátott felnőtt oktatási tevékenység finanszírozása jogcímcsoport terhére átcsoportosíthat a XVII. Innovációs és Technológiai Minisztérium fejezet, 8. Szakképzési Centrumok cím javára.

27. § (1) A XXI. Miniszterelnöki Kabinetiroda fejezet, 20. cím, 1. alcím, 11. Turisztikai fejlesztési célelőirányzata tartalmazza a turizmusfejlesztési hozzájárulásból származó bevétel mértékének megfelelő támogatást. Amennyiben e hozzájárulás 2019. évben pénzforgalmilag teljesült bevétele meghaladja a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet, 2. cím, 7. Turizmusfejlesztési hozzájárulás alcím eredeti költségvetési bevételi előirányzatát, akkor a pénzforgalmilag teljesült bevétel és az eredeti bevételi előirányzat különbségének megfelelő összeggel a Kormány határozatával engedélyezheti a XXI. Miniszterelnöki Kabinetiroda fejezet, 20. cím, 1. alcím, 11. Turisztikai fejlesztési célelőirányzat kiadási előirányzatának növelését.

(2) A XVIII. Külgazdasági és Külügyminisztérium fejezet, 7. cím, 1. alcím, 1. Beruházás ösztönzési célelőirányzat jogcímcsoport tekintetében a tárgyéven túli fizetési kötelezettségvállalás állomány összege nem haladhatja meg a 150 000,0 millió forintot.

28. § A honvédelemért felelős miniszter az államháztartásért felelős miniszter előzetes egyetértésével a védelmi tevékenység, a NATO felé vállalt haderő-fejlesztési célkitűzések, és az előre nem tervezett nemzetközi feladatok végrehajtása céljából a XIII. Honvédelmi Minisztérium fejezet címei, alcímei között – ide értve címen belül a kiemelt előirányzatokat is – indokolt esetben átcsoportosíthat.

29. § (1) A XX. Emberi Erőforrások Minisztériuma fejezetet irányító szerv vezetője az államháztartásért felelős miniszter egyetértésével a XX. Emberi Erőforrások Minisztériuma fejezet, 20. cím, 19. alcím, 7. Szociális, gyermekjóléti és gyermekvédelmi feladatok ellátási szerződésekkel történő finanszírozása jogcímcsoport, és a 2. cím, 3. Szociális és gyermekvédelmi, gyermekjóléti feladatellátás és irányítás intézményei alcím, valamint a 20. cím, 19. alcím, 1. Szociális célú nem állami humánszolgáltatások támogatása jogcímcsoport között az állam fenntartói feladatainak ellátására a Kormány rendeletében kijelölt szervnek a szociális vagy gyermekvédelmi, gyermekjóléti szolgáltatást nyújtó szolgáltatót, intézményt működtető fenntartóval létrejött – a szociális vagy gyermekvédelmi, gyermekjóléti szolgáltatás nyújtásának átvállalásáról szóló – megállapodásának, illetve ellátási szerződésének változásaira tekintettel átcsoportosíthat.

(2) A XX. Emberi Erőforrások Minisztériuma fejezet, 20. cím, 23. Sporttevékenység támogatása és 24. Sportlétesítmények fejlesztése és kezelése alcímhez tartozó jogcímcsoportok és a 30. alcím, 26. Sport-, társadalmi, civil és non-profit szervezetek jogcímcsoport költségvetési kiadási előirányzatai – a (3) bekezdésben foglaltak kivételével – tartalmazzák a sportról szóló 2004. évi I. törvény 56. § (2) bekezdése szerinti bevételek mértékének megfelelő támogatást.

(3) A XX. Emberi Erőforrások Minisztériuma fejezet, 20. cím, 23. alcím, 5. Országos sportági szakszövetségek akadémia rendszerének kialakítása, továbbá az MLSZ feladatainak támogatása jogcímcsoport költségvetési kiadási előirányzata tartalmazza a bukmékeri rendszerű fogadások játékadójának ötven százalékából, a távszerencsejáték játékadójából, valamint a sportfogadások játékadójából származó bevétel mértékének megfelelő támogatást. Amennyiben e három játékadó 2019. évben pénzforgalmilag teljesült bevétele együttesen meghaladja a XX. Emberi Erőforrások Minisztériuma fejezet, 20. cím, 23. alcím, 5. Országos sportági szakszövetségek akadémia rendszerének kialakítása, továbbá az MLSZ feladatainak támogatása jogcímcsoport eredeti költségvetési kiadási előirányzatát, akkor az eredeti kiadási előirányzat és a teljesült bevétel különbségének biztosítására a Kormány határozatával a sportról szóló 2004. évi I. törvény 56. § (2) bekezdésében meghatározott célra új kiadási előirányzatot hozhat létre a XX. Emberi Erőforrások Minisztériuma fejezetben, vagy engedélyezheti a XX. Emberi Erőforrások Minisztériuma fejezet, 20. cím, 23. alcím, 5. Országos sportági szakszövetségek akadémia rendszerének kialakítása, továbbá az MLSZ feladatainak támogatása jogcímcsoport előirányzat kiadási előirányzatának növelését.

(4) Az emberi alkalmazásra kerülő gyógyszerekről és egyéb, a gyógyszerpiacot szabályozó törvények módosításáról szóló 2005. évi XCV. törvény 25/B. §-a szerint befizetésre kerülő igazgatási szolgáltatási díj 67,14%-át a XX. Emberi Erőforrások Minisztériuma fejezet, 20. cím, 22. alcím, 24. Egészségügyi intézmények fejlesztése és rendkívüli támogatása jogcímcsoport javára kell bevételként elszámolni.

12. Az európai uniós források felhasználásával kapcsolatos szabályok

30. § (1) Az Európai Gazdasági Térség Finanszírozási Mechanizmus és a Norvég Finanszírozási Mechanizmus kereteiből finanszírozott programokra, az 5. mellékletben meghatározott és kötelezettségvállalással még nem terhelt kötelezettségvállalási keretelőirányzat és az ahhoz kapcsolódó központi költségvetési finanszírozás együttes összegéig vállalható a 2014–2021-es időszak tekintetében tárgyévi és éven túli fizetési kötelezettség.

(2) Az európai uniós tagsághoz kapcsolódó támogatások maradéktalan felhasználása érdekében az államháztartásért felelős miniszter egyetértésével az (1) bekezdésben meghatározott mértéken túl is vállalható tárgyévi fizetési kötelezettség.

31. § (1) Az Európai Bizottság által a 2014–2020-as programozási időszakban az európai strukturális és beruházási alapokból, illetve a leginkább rászoruló személyeket támogató európai segítségnyújtási alapból finanszírozott programok esetén az 5. mellékletben meghatározott indikatív európai uniós kötelezettségvállalási keretelőirányzat kötelezettségvállalással nem terhelt keretének és az ahhoz kapcsolódó – az Európai Bizottság által elismert önerőn felüli –, minimálisan szükséges központi költségvetési finanszírozás operatív program szintű együttes összegéig vállalható tárgyévi és éven túli fizetési kötelezettség.

(2) Az Európai Bizottság által a 2014–2020-as programozási időszakra létrehozott Belső Biztonsági Alap és Menekültügyi, Migrációs és Integrációs Alap által finanszírozott projektek esetén az 5. mellékletben a 2014–2020 évekre meghatározott és kötelezettségvállalással még nem terhelt európai uniós kötelezettségvállalási keret-előirányzat és ahhoz kapcsolódó központi költségvetési finanszírozás együttes összegéig vállalható tárgyévi és éven túli fizetési kötelezettség.

(3) Az európai uniós tagsághoz kapcsolódó támogatások maradéktalan felhasználása érdekében az (1) bekezdésben meghatározott mértéken túl a Kormány által külön jogszabályban meghatározottak szerint, míg a (2) bekezdés esetében az államháztartásért felelős miniszter egyetértésével vállalható tárgyévi és éven túli fizetési kötelezettség.

32. § A Gazdaságfejlesztési Operatív Program 4. prioritásából, valamint a Közép-magyarországi Operatív Program 1.3 intézkedéséből nyújtott pénzügyi eszközök első kihelyezése után a program részére visszajuttatott eszközöket a XV. Pénzügyminisztérium fejezet, 25. cím, 7. alcím, 3. A 2007–2013. évek közötti operatív programok visszaforgó pénzeszközeinek felhasználása és kezelése jogcímcsoport előirányzatán kell kimutatni. A források újbóli kihelyezése kizárólag vonatkozó hazai és uniós jogszabályokban meghatározott célok mentén történhet.

33. § Az Európai Mezőgazdasági Garanciaalap által támogatott programok és intézkedések finanszírozásával összefüggő kockázatok kezelésére képzett céltartalék árfolyamkockázat esetén a XV. Pénzügyminisztérium fejezet, 25. cím, 11. alcím, 1. Uniós programok árfolyam-különbözete jogcímcsoport, egyéb esetben a XV. Pénzügyminisztérium fejezet, 25. cím, 11. alcím, 2. Egyéb, EU által nem térített kiadások jogcímcsoport előirányzatain kizárólag jogszabályban meghatározott célokra használható fel.

III. FEJEZET
A KÖZPONTI ALRENDSZEREN BELÜLI ELSZÁMOLÁSOK, KAPCSOLATOK

34. § (1) A szociális hozzájárulási adó 2019-ben megfizetett összegének 70,22%-a az Ny. Alapot, 27,31%-a az E. Alapot, 2,47%-a a Nemzeti Foglalkozatási Alapot illeti meg. A szociális hozzájárulási adó megfizetett összegéből az Alapokat megillető részt a Nemzeti Adó- és Vámhivatal állapítja meg és naponta utalja át a jogosult számlájára.

(2) Amennyiben az Ny. Alap pénzforgalmi egyenlege a tárgyévi utolsó bevételének beérkezése és az utolsó ellátás kifizetése után többletet mutat, a kincstár intézkedik a többlet összegének visszautalásáról, amely a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet, 35. cím, 1. alcím, 5. Kiadások támogatására pénzeszköz-átadás jogcímcsoport szerinti kiadást csökkenti.

(3) A szociál- és nyugdíjpolitikáért felelős miniszter a 2019. évi központi költségvetés január-november havi előzetes tényadatai alapján az államháztartásért felelős miniszterrel egyetértésben a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet, 5. cím, 7. Nyugdíjbiztosítási Alap befizetése alcím javára történő befizetési kötelezettséget határozhat meg a LXXI. Nyugdíjbiztosítási Alap fejezet, 4. Egyéb befizetések cím, 1. Költségvetési befizetések alcím terhére.

IV. FEJEZET
A HELYI ÖNKORMÁNYZATOK ÉS A KÖZPONTI ALRENDSZER KAPCSOLATA

13. A helyi önkormányzatok központi alrendszerből származó forrásai

35. § (1) Az Országgyűlés a helyi önkormányzatok működéséhez és ágazati feladatainak ellátásához a Magyarország helyi önkormányzatairól szóló 2011. évi CLXXXIX. törvény (a továbbiakban: Mötv.) 117. § (1) bekezdésében meghatározottak szerint nyújtandó támogatások jogcímeit a 2. melléklet szerint állapítja meg.

(2) Az Országgyűlés működési és felhalmozási támogatást állapít meg a helyi önkormányzatok által ellátandó 3. melléklet szerinti feladatokra. A 3. melléklet I. pont 1–6. és 8–10. alpontja, a 11. alpont d)–e) pontja, a II–III. pont szerinti támogatások felhasználási kötöttség mellett nyújthatóak.

36. § (1) A IX. Helyi önkormányzatok támogatásai fejezetben 2018. évben év közben létrehozott új címek, illetve alcímek 2018. december 31-ei pozitív egyenlege esetén az államháztartásért felelős miniszter gondoskodhat e címek és alcímek 2019. évi címrendbe történő felvételéről és a 2018. december 31-én fennálló pozitív egyenlegnek megfelelő összeg biztosításáról.

(2) A helyi önkormányzatokért felelős miniszter és az államháztartásért felelős miniszter a IX. Helyi önkormányzatok támogatásai fejezetben – az 1. mellékletben szereplő címek, valamint a 2. és 3. mellékletben szereplő, önkormányzatok által igényelhető jogcímek között és azokon belül – átcsoportosíthat.

37. § Az átalakult nemzetiségi önkormányzatot települési önkormányzatként a 2. melléklet és a 3. melléklet szerinti támogatások illetik meg.

14. A települési önkormányzatokat megillető átengedett bevételek

38. § (1) A települési önkormányzatot illeti meg

a) a gépjárműadóról szóló törvény alapján a belföldi gépjárművek után a települési önkormányzat által beszedett adó 40%-a és

b) a gépjárműadóhoz kapcsolódó bírságból, pótlékból és végrehajtási költségből származó bevétel 100%-a.

(2) A termőföld bérbeadásából származó jövedelem utáni – a települési önkormányzat által beszedett – személyi jövedelemadó 100%-a a földterület fekvése szerinti települési önkormányzatot illeti meg.

39. § (1) A települési önkormányzatot illeti meg

a) a települési önkormányzat jegyzője által jogerősen kiszabott környezetvédelmi bírság 100%-a,

b) a fővárosi és megyei kormányhivatal által a települési önkormányzat területén – a veszélyhelyzet kihirdetését megalapozó eseménnyel összefüggésben jogerősen kiszabott környezetvédelmi bírságok kivételével – kiszabott, és abból befolyt környezetvédelmi bírságok összegének 30%-a,

c) a közúti közlekedésről szóló törvény felhatalmazása alapján kiadott kormányrendeletben meghatározott jogsértésre (a továbbiakban: közlekedési szabályszegés) tekintettel kiszabott – a bírságot kiszabó szervre tekintet nélkül – közigazgatási bírság behajtásából, illetve végrehajtásából származó bevétel 40%-a, ha a behajtást, illetve a végrehajtást a települési önkormányzat jegyzője önkormányzati adóhatósági jogkörében eljárva foganatosította és

d) a települési önkormányzat területén a közlekedési szabályszegések után a közterület-felügyelő által kiszabott közigazgatási bírság behajtott összegének 100%-a.

(2) A szabálysértési pénz- és helyszíni bírság, valamint a közigazgatási bírság végrehajtását kérő szerv költségminimum megelőlegezésére nem köteles.

15. A helyi önkormányzatok pénzellátásának kiegészítő szabályai

40. § (1) A 2. melléklet I. pontja, II. pontja, III. pont 2–6. alpontjai, IV. pontja, a 3. melléklet I. pont 11. alpont ce) pontja alapján nyújtott támogatás folyósítása nettó finanszírozás keretében történik.

(2) A gyermekek védelméről és a gyámügyi igazgatásról szóló 1997. évi XXXI. törvény (a továbbiakban: Gyvt.) 19. § (1a) bekezdése szerinti pénzbeli ellátás esetében a települési önkormányzat januárban teljesített kifizetéseit követően, az őt megillető összeget január hónapban igényelheti jogszabályban meghatározott éven belüli elszámolási kötelezettséggel. A szociális igazgatásról és szociális ellátásokról szóló 1993. évi III. törvény (a továbbiakban: Szoctv.) alapján nyújtott, a 3. melléklet I. pont 11. alpont fa)–fb) pontjában meghatározott ellátások esetében, ha

a) a települési önkormányzat a tárgyévet megelőző év decemberében igénylést nyújtott be, a január hónapban járó előleg folyósítása – jogszabályban meghatározott módon – igénylés nélkül történik,

b) a települési önkormányzat a tárgyévet megelőző év decemberében nem nyújtott be igénylést, első alkalommal az őt megillető havi összeg legfeljebb kétszeresét igényelheti jogszabályban meghatározott éven belüli elszámolási kötelezettséggel.

(3) A helyi önkormányzatok általános működésének és ágazati feladatainak ellátásához járó támogatás jogosulatlan igénybevételéhez kapcsolódó kamatfizetési kötelezettség kiszámítása szempontjából a 2. melléklet I. pont 2. alpontja, II. pont 1–3. alpontjai, és a III. pont 3–6. alpontja szerinti támogatások együttes összegét kell figyelembe venni.

(4) Az önkormányzattól a 2. melléklet V. pontja szerinti szolidaritási hozzájárulás elvonása a települési önkormányzat számára folyósítandó támogatás havi összegéből a nettó finanszírozás keretében történik. Ennek összegét a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet, 5. cím, 5. Önkormányzati szolidaritási hozzájárulás alcímen kell elszámolni.

(5) Ha a települési önkormányzatot az (1) bekezdés alapján a nettó finanszírozás keretében megillető adott havi források a (4) bekezdés szerint levonandó összegekre nem nyújtanak fedezetet, a kincstár az Áht. 83. § (3) bekezdése alapján havonta beszedési megbízást nyújt be a települési önkormányzattal szemben. Ha a települési önkormányzatnak 2019. december 16-án bármilyen elmaradása van a (4) bekezdés szerinti befizetési kötelezettsége tekintetében, a kincstár a meg nem fizetett összegre a kötelezett fizetési számlájára beszedési megbízást nyújt be.

V. FEJEZET
A KÖZPONTI ALRENDSZER ÉS AZ ÁLLAMHÁZTARTÁSON KÍVÜLI SZERVEZETEK KAPCSOLATA

16. Az egyházi jogi személyek, a nemzetiségi önkormányzatok és a magán intézmények fenntartói közcélú és egyéb tevékenységének támogatása

41. § (1) Az Országgyűlés a köznevelési feladat ellátására

a) átlagbéralapú támogatást állapít meg a nevelési-oktatási, valamint pedagógiai szakszolgálati intézményt fenntartó nemzetiségi önkormányzat, az egyházi és magán köznevelési intézmény fenntartója részére az általuk fenntartott nevelési-oktatási intézményben, továbbá pedagógiai szakszolgálati intézményben pedagógus és – a (3) bekezdés kivételével – a nevelő-oktató munkát közvetlenül segítő munkakörben foglalkoztatottak után a 7. melléklet I. pontjában meghatározott jogosultak után, az őket ott megillető mértékek szerint,

b) működési támogatást állapít meg a nemzetiségi önkormányzat vagy az egyházi jogi személy által fenntartott nevelési-oktatási intézményekben ellátott, továbbá a pedagógiai szakszolgálati intézményekben gyógypedagógiai tanácsadásban, korai fejlesztésben és gondozásban részt vevő gyermekekre, tanulókra tekintettel a nemzetiségi önkormányzat és a bevett egyház részére a 7. melléklet II. pontja szerint,

c) tankönyvtámogatást állapít meg a köznevelési intézményt fenntartó nemzetiségi önkormányzat, továbbá az egyházi és magán köznevelési intézmény fenntartója részére a 7. melléklet III. pontja szerint,

d) a hit- és erkölcstanoktatáshoz kapcsolódóan

da) tankönyvtámogatást és

db) átlagbéralapú támogatást

állapít meg a bevett egyház által az állam és a nemzetiségi önkormányzat fenntartásában működő iskolában szervezett oktatáshoz a 7. melléklet IV. pontja szerint,

e) a gyermek-, tanulói étkeztetéshez az óvodai, általános iskolai, középfokú iskolai, kollégiumi étkeztetés támogatására a köznevelési intézményt fenntartó nemzetiségi önkormányzat, továbbá az egyházi és magán köznevelési intézmény fenntartója részére az általa biztosított gyermek-, tanulóétkeztetéshez a 7. melléklet V. pontja szerint támogatást állapít meg.

(2) Az oktatásért felelős miniszter a kis létszámú csoportokban szervezhető hit- és erkölcstanoktatáshoz az általa vezetett minisztérium költségvetési fejezetébe tartozó előirányzat terhére további támogatást nyújthat.

(3) A Magyarország területén külföldi állam vagy nemzetközi szervezet oktatási programja szerint az oktatásért felelős miniszter engedélye alapján működő nevelési-oktatási intézmény Magyarországon nyilvántartásba vett fenntartója a 7. melléklet szerint jogosult

a) a pedagógus-munkakörben foglalkoztatottak után átlagbéralapú támogatásra,

b) a gyermek-, tanulói étkeztetés Gyvt. szerinti megszervezése esetén gyermekétkeztetési támogatásra.

42. § (1) Az Országgyűlés a szociális, gyermekjóléti, gyermekvédelmi közfeladatot ellátó intézményt, szolgáltatást fenntartó egyházi jogi személy, civil szervezet, közalapítvány, országos nemzetiségi önkormányzat, települési vagy területi nemzetiségi önkormányzat, gazdasági társaság, és a humánszolgáltatást alaptevékenységként végző, az Szja tv. hatálya alá tartozó egyéni vállalkozó (a továbbiakban együtt: nem állami szociális fenntartó) részére támogatást állapít meg a következők szerint:

a) a támogatás a nem állami szociális fenntartót a települési önkormányzatok 2. melléklet III. pont 3. alpont c)–m) pontjában, III. pont 5. alpont aa) pontjában és III. pont 6. alpont a) pontjában, valamint a bölcsődei, mini bölcsődei ellátás tekintetében a II. pont 4. alpontjában meghatározott támogatásaival azonos jogcímeken, összegben és feltételek mellett illeti meg,

b) – a hajléktalanok átmeneti intézményei kivételével – a nem állami szociális fenntartó, ha a Szoctv. 57. § (2) bekezdése, valamint a Gyvt. 15. § (2) bekezdés c) pontja és (3) bekezdés a), illetve b) pontja szerinti feladatot lát el, a 8. melléklet I. és II. pont szerinti támogatásra jogosult,

c) a személyes gondoskodást nyújtó szociális, gyermekjóléti, gyermekvédelmi közfeladatot ellátó intézményt, szolgáltatást fenntartó gazdasági társaságot – ide nem értve a nonprofit gazdasági társaságot – és egyéni vállalkozót az a) és b) pont szerinti támogatás 30%-ának megfelelő támogatás illeti meg,

d) a nem állami szociális fenntartó a 8. melléklet IV–VI. pontja szerinti támogatásra jogosult.

(2) A Szoctv. 4. § (1) bekezdés m) pont mb) alpontjában és a Gyvt. 5. § s) pont sb) alpontjában meghatározott szociális és gyermekjóléti, gyermekvédelmi közfeladatot ellátó intézményt fenntartó egyházi jogi személy az egyházak hitéleti és közcélú tevékenységének anyagi feltételeiről szóló törvény szerinti kiegészítő támogatásra jogosult. E kiegészítő támogatás mértéke – a 2. melléklet III. pont 3. alpont l)–m) pontjai kivételével – az (1) bekezdés a) és b) pontja szerinti támogatás 76,2%-a.

(3) A 2. melléklet III. pont 3. alpont l)–m) pontjában meghatározott szolgáltatások után az egyházi jogi személyt kiegészítő támogatás illeti meg, amelynek mértéke az érintett szolgáltatások támogatására biztosított összeg 26%-a.

(4) A nem állami szociális fenntartó az (1) bekezdés alapján megállapított támogatás teljes összegét a folyósítást követő 15 napon belül köteles annak az intézménynek átadni, amelyre tekintettel a támogatás megállapítására sor került.

(5) Az egyházi jogi személy a (2) és (3) bekezdés szerinti kiegészítő támogatást köteles elkülönítetten nyilvántartani és a támogatás teljes összegét a humánszolgáltatást ellátó intézményei, illetve azok humánszolgáltatásai támogatására fordítani.

(6) Az (1) bekezdés szerinti támogatás és a (2)–(3) bekezdés szerinti kiegészítő támogatás elszámolása a XX. Emberi Erőforrások Minisztériuma fejezet terhére, illetve javára történik.

(7) A Gyvt. 44. §-a szerinti munkahelyi bölcsőde fenntartóját – az (1)–(2) bekezdéstől eltérően – a 2. melléklet III. pont 3. alpont j) pontja szerinti támogatás 50%-ának megfelelő, amennyiben a fenntartó költségvetési vagy köztestületi szerv a 2. melléklet III. pont 3. alpont j) pontjával azonos mértékű támogatás illeti meg.

(8) A nem állami szociális fenntartó részére a kötelező legkisebb munkabér (minimálbér) és a garantált bérminimum változásával összefüggésben felmerült, a szociális hozzájárulási adó mértéknek csökkenéséből származó megtakarítások figyelembe vételével meghatározott többletkiadásaihoz a Kormány rendeletben az (1)–(3) bekezdésben meghatározott támogatásokon túl további hozzájárulást állapíthat meg.

43. § (1) Az Országgyűlés az országos, valamint a települési és területi nemzetiségi önkormányzatok részére nyújtandó támogatásokat a 9. melléklet szerint állapítja meg.

(2) A XI. Miniszterelnökség fejezet, 30. cím, 1. alcím, 31. jogcímcsoport, 1. Nemzetiségi támogatások jogcím szerinti pályázati támogatások illetve a XX. Emberi Erőforrások Minisztériuma fejezet, 20. cím, 59. alcím, 12. Roma nemzetiség pályázatainak támogatása jogcímcsoport szerinti pályázati támogatások tekintetében a nemzetiségpolitikáért megosztott hatáskörben felelős miniszterek a Nemzetiségi Támogatási Bizottság támogatási összeg felosztására tett javaslata alapján döntenek.

(3) A (2) bekezdés szerinti bizottság legfeljebb kilenc főből áll, amelybe

a) az Országgyűlés nemzetiségeket képviselő bizottsága 3 főt,

b) az országos nemzetiségi önkormányzatok 3 főt,

c) a nemzetiségpolitikáért felelős miniszter 2 főt és

d) a nemzetiségpolitikáért a roma nemzetiség vonatkozásában felelős miniszter 1 főt

delegálnak.

(4) Az országos nemzetiségi önkormányzat a saját pályázati ügyének elbírálásában nem vehet részt.

44. § Az önkormányzati tűzoltóság a fenntartásához, működéséhez és fejlesztéséhez az átvállalt feladattal arányos költségvetési támogatást a tűz elleni védekezésről, a műszaki mentésről és a tűzoltóságról szóló 1996. évi XXXI. törvény 34. § (1) és (3) bekezdése és 41. § (5) bekezdése alapján a XIV. Belügyminisztérium fejezet, 20. cím, 10. Önkormányzati tűzoltóságok normatív támogatása alcím előirányzatából a következő feltételek és normatívák szerint veheti igénybe:

a) valamennyi önkormányzati tűzoltóság a készenléti szolgálat működéséhez azonos összegű, 25,0 millió forint alaptámogatásra jogosult,

b) az a) pont szerint felosztott támogatás után megmaradó előirányzatból minden önkormányzati tűzoltóság az általa ellátott vonulási terület veszélyeztetettsége mértékét kifejező, jogszabályban rögzített elvek alapján meghatározott pontszámok arányában részesül,

c) a tárgyévet megelőző év normatív támogatás elszámolásából bevételként visszatérülő összeg a katasztrófák elleni védekezésért felelős miniszter egyedi döntése alapján az önkormányzati tűzoltóságok működési kiadásainak finanszírozására használható fel.

45. § A személyi jövedelemadó meghatározott részének az adózó rendelkezése szerinti felhasználásáról szóló 1996. évi CXXVI. törvény 4/A. § (1) bekezdés b) pontja alapján kijelölt előirányzat felhasználási célja a 2019. évi személyi jövedelemadó-rendelkezéseknél a Nemzeti Tehetség Program. Felhasználása a 2020. évi költségvetési törvényben kerül megtervezésre.

17. A pártok és a működésüket segítő alapítványok támogatása

46. § (1) Az I. Országgyűlés fejezet, 8. Pártok támogatása címben meghatározott pártok a pártok működéséről és gazdálkodásáról szóló 1989. évi XXXIII. törvény (a továbbiakban: Ptv.) alapján részesülnek támogatásban.

(2) Az I. Országgyűlés fejezet, 9. Pártalapítványok támogatása cím terhére a pártok működését segítő tudományos, ismeretterjesztő, kutatási, oktatási tevékenységet végző alapítványok a Ptv. rendelkezései szerint részesülnek támogatásban.

(3) Felhatalmazást kap a Kormány, hogy az I. Országgyűlés fejezet, 9. Pártalapítványok támogatása cím, 12. Tartalék alcím terhére – a 18. § (1) bekezdés b) pontjától eltérően – a Momentum Mozgalom által létrehozásra kerülő pártalapítvány javára átcsoportosítást hajtson végre és ezzel összefüggésben az I. Országgyűlés fejezet, 9. Pártalapítványok támogatása címet a létrehozásra kerülő pártalapítvány új alcímével egészítse ki.

VI. FEJEZET
ÁLLAMI KEZESSÉG- ÉS GARANCIAVÁLLALÁS, VISZONTGARANCIA-VÁLLALÁS ÉS KEZESI HELYTÁLLÁS

47. § (1) A Kormány a 2019. évben együttesen 100 000,0 millió forint összegű új egyedi állami kezesség és állami garancia vállalására adhat felhatalmazást.

(2) Az (1) bekezdésben meghatározott keretösszeg – a járulékos hitelköltségek és az árfolyamváltozás miatt bekövetkező emelkedést kivéve – kizárólag az Országgyűlés jóváhagyásával léphető túl.

(3) Az Európai Beruházási Banktól, az Európai Újjáépítési és Fejlesztési Banktól, a Nemzetközi Beruházási Banktól, valamint az Európa Tanács Fejlesztési Banktól felveendő hitelekhez vállalható egyedi állami kezességek és állami garanciák nem terhelik az (1) bekezdés szerinti keretösszeget.

48. § (1) A 2019. évben vállalt kiállítási garanciák és kiállítási viszontgaranciák együttes, a vállalás időpontjában forintra átszámított állománya az év egyetlen napján sem haladhatja meg a 900 000,0 millió forintot.

(2) A Kormány a 2019. évben a közvetett vagy közvetlen többségi állami tulajdonú vasúti társaságoknak vagy e társaságok többségi befolyása alatt álló vasúti társaságoknak a vasúti gördülőállományuk fejlesztésére, felújítására vagy új vasúti gördülőállomány beszerzésére együttesen 50 000,0 millió forint összegű, az EUROFIMA Európai Vasúti Gördülőállomány-finanszírozási Társaság által nyújtott forrásbevonásra adhat felhatalmazást állami kezesség mellett.

49. § (1) A Magyar Fejlesztési Bank Részvénytársaságról szóló 2001. évi XX. törvény (a továbbiakban: MFB tv.) 5. § (3) bekezdés a) pontja szerinti felső határ a 2019. évben 1 900 000,0 millió forint.

(2) Az MFB tv. 5. § (3) bekezdés b) pontja szerinti felső határ a 2019. évben 800 000,0 millió forint.

(3) Az MFB tv. 5. § (3) bekezdés c) pontja szerinti felső határ a 2019. évben 2 000 000,0 millió forint.

(4) Törvény eltérő rendelkezése hiányában a (2) bekezdés szerinti kötelezettségvállalásokhoz kapcsolódó állami kezesség után az állam javára felszámítandó kezességvállalási díj mértékét a Kormány határozatban állapítja meg.

50. § (1) A Magyar Export-Import Bank Részvénytársaságról és a Magyar Exporthitel Biztosító Részvénytársaságról szóló 1994. évi XLII. törvény (a továbbiakban: Etv.) 7. § (1) bekezdés a) pontja szerinti felső határ a 2019. évben 1 200 000,0 millió forint.

(2) Az Etv. 7. § (1) bekezdés b) pontja szerinti felső határ a 2019. évben 100 000,0 millió forint.

(3) Az Etv. 7. § (1) bekezdés c) pontja szerinti felső határ a 2019. évben 900 000,0 millió forint.

51. § (1) A Garantiqa Hitelgarancia Zrt. által vállalt készfizető kezesség mögött – jogszabályban meghatározott feltételek mellett – a (2)–(7) bekezdés szerint az állam visszavonhatatlan viszontgaranciája áll fenn.

(2) Az (1) bekezdés szerinti viszontgarancia mértéke a Garantiqa Hitelgarancia Zrt. által vállalt készfizető kezesség érvényesítéséből a társaságot terhelő fizetési kötelezettség 85%-a.

(3) A Garantiqa Hitelgarancia Zrt. az (1) bekezdés szerinti viszontgaranciával

a) a kis- és középvállalkozások, valamint a Munkavállalói Résztulajdonosi Program megvalósítására – a Munkavállalói Résztulajdonosi Programról szóló törvény alapján – létrejövő szervezetek legfeljebb 25 év lejáratú hitel-, kölcsönszerződésből, garancia-szerződésből és termelési célú eszközbeszerzéshez kapcsolódó pénzügyi lízingszerződésből, továbbá faktoringszerződésből eredő kötelezettségéért vállalhat készfizető kezességet, azzal, hogy a készfizető kezességvállalás legfeljebb egyéves futamidejű faktoringügyletekhez kapcsolódhat, valamint

b) készfizető kezességet vállalhat gyógyszerész vállalkozási célú, a biztonságos és gazdaságos gyógyszer- és gyógyászatisegédeszköz-ellátás, valamint a gyógyszerforgalmazás általános szabályairól szóló 2006. évi XCVIII. törvény 74. § (1) bekezdésében és 83/A. § (1) bekezdésében foglalt feltételek teljesítése érdekében történő tulajdoni hányad megszerzését szolgáló – a közforgalmú gyógyszertárakban a gyógyszerészi tulajdonarány növelésének elősegítéséről szóló kormányrendelet szerinti Patika Hitelprogram keretében – 2013. július 1-je és 2019. december 31-e között létrejött hitel- vagy kölcsönszerződéséhez.

(4) Az (1) bekezdés szerinti viszontgarancia kiterjed a Garantiqa Hitelgarancia Zrt.-nek a tőkepiacról szóló törvény alapján működő kockázati tőkealapnak gazdasági társaságban fennálló kockázati tőkebefektetése értékesítéséből származó követelés 50%-áért vállalt készfizető kezességére is. A készfizető kezességgel biztosított követelés mértéke nem haladhatja meg a tulajdonszerzésre fordított összeg 50%-át.

(5) A készfizető kezesi szerződés jogosultja lehet

a) pénzügyi intézmény,

b) kockázati tőkealap,

c) a Magyar Vállalkozásfejlesztési Alapítvány az Országos Mikrohitel Alapból történő pénzkölcsön nyújtása esetén,

d) a megyei és fővárosi vállalkozásfejlesztési alapítványok mikrohitelezési tevékenység esetén.

(6) A Garantiqa Hitelgarancia Zrt. által az (1) bekezdés szerinti állami viszontgarancia mellett vállalt készfizető kezesség állománya 2019. december 31-én nem haladhatja meg a 750 000,0 millió forintot.

(7) A Garantiqa Hitelgarancia Zrt. az (1) bekezdés szerinti ügyletek bevételeit, és az ezen ügyletekhez kapcsolódó költségeket és ráfordításokat elkülönítetten köteles nyilvántartani, és az éves beszámoló kiegészítő mellékletében bemutatni.

52. § (1) Az Agrár-Vállalkozási Hitelgarancia Alapítvány (e § alkalmazásában a továbbiakban: Alapítvány) által vállalt készfizető kezesség mögött – jogszabályban meghatározott feltételek mellett – a (2)–(6) bekezdés szerint az állam visszavonhatatlan viszontgaranciája áll fenn.

(2) Az (1) bekezdés szerinti viszontgarancia mértéke az Alapítvány által vállalt készfizető kezesség érvényesítéséből az Alapítványt terhelő fizetési kötelezettség 85%-a.

(3) Az (1) bekezdésben vállalt állami viszontgarancia a mezőgazdasági tőkepótló hitelekre és az 1999. január 1-je után vállalt készfizető kezességek érvényesítésére vonatkozik.

(4) Az Alapítvány a természetes személyek, a gazdasági társaságok, a közhasznú társaságok, a szövetkezetek, a magánvállalkozások legfeljebb 25 év lejáratú hitel-, kölcsönszerződésből, garancia-szerződésből, termelési célú eszközbeszerzéshez kapcsolódó pénzügyi lízingszerződésből, továbbá faktoringszerződésből eredő kötelezettségéért vállalhat készfizető kezességet azzal, hogy a készfizető kezességvállalás legfeljebb egyéves futamidejű faktoringügyletekhez kapcsolódhat.

(5) A készfizető kezesi szerződés jogosultja lehet

a) pénzügyi intézmény,

b) a Magyar Vállalkozásfejlesztési Alapítvány az Országos Mikrohitel Alapból történő pénzkölcsön nyújtása esetén,

c) a megyei és fővárosi vállalkozásfejlesztési alapítvány mikrohitelezési tevékenység esetén.

(6) Az Alapítvány által az (1) bekezdés szerinti viszontgarancia mellett vállalt készfizető kezesség állománya 2019. december 31-én nem haladhatja meg a 220 000,0 millió forintot.

53. § (1) Az állam készfizető kezesként felel a Diákhitel Központ Zrt. azon fizetési kötelezettségeiért, amelyek a belföldről és külföldről, a diákhitelezési rendszer finanszírozása érdekében felvett hiteleiből, kölcsöneiből és kötvénykibocsátásaiból erednek.

(2) A Diákhitel Központ Zrt. az (1) bekezdés szerinti kötelezettségei biztosítékaként az állami készfizető kezességvállaláson túl a hitelező további biztosíték előírására nem köteles.

(3) Az állami kezességvállalásért a Diákhitel Központ Zrt.-nek kezességvállalási díjat nem kell fizetnie.

(4) A Diákhitel Központ Zrt. éves finanszírozási tervét az államháztartásért felelős miniszter hagyja jóvá.

54. § (1) A KAVOSZ Vállalkozásfejlesztési Zrt. által az autópályák, autóutak és főutak használatáért fizetendő, megtett úttal arányos díj fizetését szolgáló kölcsönnyújtás céljára pénzügyi intézményektől hitelszerződés alapján felvett kölcsöneihez kapcsolódó állami készfizető kezesség állománya a 2019. év során nem haladhatja meg az 500,0 millió forintot.

(2) A KAVOSZ Vállalkozásfejlesztési Zrt. által az autópályák, autóutak és főutak használatáért fizetendő díj fizetését szolgáló hitelszerződés alapján kihelyezett kölcsönökhöz kapcsolódó állami készfizető kezesség állománya a 2019. év során nem haladhatja meg a 400,0 millió forintot.

55. § (1) Ha az államnak szerződéssel, illetve jogszabállyal vállalt kezesség- vagy viszontgarancia érvényesítéséből – az 51. § és az 52. § szerinti viszontgarancia kivételével – olyan fizetési kötelezettsége keletkezik, amely nem szerepel az 1. mellékletben, azt a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet, 33. Állam által vállalt kezesség és viszontgarancia érvényesítése cím terhére kell teljesíteni.

(2) Az Államadósság Kezelő Központ Zrt.-nek az állami kezesség, garancia melletti forrásbevonással kapcsolatos feladatokban történő közreműködésért fizetendő díjat a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet, 32. cím, 1. Vegyes kiadások alcím terhére kell teljesíteni.

(3) A (2) bekezdésben meghatározott kiadások összegével a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet tervezett kiadása túlléphető.

56. § (1) Az MFB Magyar Fejlesztési Bank Zrt. (a továbbiakban: MFB Zrt.) által a Gazdaságfejlesztési Operatív Program „Pénzügyi eszközök" prioritási tengelyében, illetve a Közép-magyarországi Operatív Program „A tudásalapú gazdaság innováció- és vállalkozásorientált fejlesztése" prioritási tengelyében vállalt készfizető kezesség, illetve garancia érvényesítéséből a társaságot terhelő fizetési kötelezettségek 100%-a mögött az állam visszavonhatatlan viszontgaranciája áll fenn.

(2) Az (1) bekezdés szerinti állami viszontgarancia érvényesítéséből eredő fizetési kötelezettséget a XIX. Uniós fejlesztések fejezet, 2. cím 8. Európai uniós programokhoz kapcsolódó tartalék alcím előirányzat terhére kell teljesíteni.

(3) Az (1) bekezdés szerinti kezesség, illetve garancia érvényesítéséből származó, az MFB Zrt. által behajtott követelés összege a XV. Pénzügyminisztérium fejezet, 25. cím, 7. alcím, 3. A 2007–2013. évek közötti operatív programok visszaforgó pénzeszközeinek felhasználása és kezelése jogcímcsoport előirányzatát illeti.

(4) Az (1) bekezdés szerinti állami viszontgarancia érvényesítéséből származó, az MFB Zrt. által behajtott követelés összege a XIX. Uniós fejlesztések fejezet, 2. cím 8. Európai uniós programokhoz kapcsolódó tartalék alcím előirányzatát illeti.

57. § (1) Az MFB Zrt. által a Gazdaságfejlesztési és Innovációs Operatív Program „Pénzügyi eszközök" prioritási tengelyében vállalt garancia érvényesítéséből a társaságot terhelő fizetési kötelezettségek 100%-a mögött a (2)–(6) bekezdésben meghatározottak szerint az állam visszavonhatatlan viszontgaranciája áll fenn.

(2) Az MFB Zrt. az (1) bekezdés szerinti viszontgaranciával a mikro-, kis- és középvállalkozások legfeljebb 25 év lejáratú hitelszerződésein alapuló kötelezettségek legfeljebb 80%-áig vállalhat garanciát.

(3) Az MFB Zrt. által a Gazdaságfejlesztési és Innovációs Operatív Program „Pénzügyi eszközök" prioritási tengelyében a garanciaeszközökre vállalt garancia állománya 2019. december 31-én nem haladhatja meg a 100 000,0 millió forintot.

(4) Az (1) bekezdés szerinti viszontgarancia érvényesítéséből eredő fizetési kötelezettséget a forrást biztosító azonos előirányzatból a XIX. Uniós Fejlesztések fejezet, Gazdaságfejlesztési és Innovációs Operatív Program terhére kell teljesíteni.

(5) Ha a (4) bekezdésben meghatározott előirányzat a viszontgarancia érvényesítéséből eredő fizetési kötelezettség teljesítéséhez nem elegendő, a további kifizetések forrásának biztosítása során is fenn kell tartani az Európai Unió költségvetéséből származó támogatás és az ahhoz kapcsolódó hazai társfinanszírozás eredeti előirányzatnak megfelelő arányát.

(6) Az (1)–(3) bekezdés szerinti garancia érvényesítéséből származó, az MFB Zrt. által behajtott követelés összege a Gazdaságfejlesztési és Innovációs Operatív Program forrását növeli.

VII. FEJEZET
A KÖZPONTI ALRENDSZER KÖLTSÉGVETÉSÉNEK VÉGREHAJTÁSÁVAL KAPCSOLATOS VEGYES RENDELKEZÉSEK

18. A nyugdíjemelés, egyes illetmények és meghatározott díjak, támogatások és járadékok alapjának mértéke

58. § A 2019 januárjában a társadalombiztosítási nyugellátásról szóló 1997. évi LXXXI. törvény 62. § (1) és (2) bekezdése alapján esedékes nyugdíjemelés meghatározásánál 2,7%-os fogyasztói árnövekedést kell figyelembe venni.

59. § (1) Az MFB tv. 5. § (3) bekezdés d) pontja alapján az MFB Zrt. által saját kockázatára nyújtott azon hitelek állománya, amelyekhez a Kormány határozatában forrás- és eszközoldali kamattámogatást biztosít, a 2019. év folyamán legfeljebb 600 000,0 millió forint lehet.

(2) Az (1) bekezdésben meghatározott keretet a tényleges állomány az év egyetlen napján sem haladhatja meg.

60. § (1) A közszolgálati tisztviselőkről szóló 2011. évi CXCIX. törvény 132. §-a szerinti illetményalap 2019. évben 38 650 forint.

(2) A rendvédelmi feladatokat ellátó szervek hivatásos állományának szolgálati jogviszonyáról szóló 2015. évi XLII. törvény 159. §-a szerinti rendvédelmi illetményalap 2019. évben 38 650 forint.

(3) A honvédek jogállásáról szóló 2012. évi CCV. törvény 2. § 12a. pontja szerinti honvédelmi illetményalap 2019. január 1-jétől 44 600 forint.

(4) A költségvetési szervek által foglalkoztatottak éves cafetéria-juttatásának kerete, illetve cafetéria-juttatást nem nyújtó költségvetési szervek esetében az egy foglalkoztatottnak éves szinten – az Szja. tv. 71. § (1) bekezdésében meghatározott juttatások – az egyes juttatásokhoz kapcsolódó, a juttatást teljesítő munkáltatót terhelő közterheket is magában foglaló együttes összege, törvény eltérő rendelkezése hiányában, 2019. évben nem haladhatja meg a bruttó 200 000 forintot.

(5) A fizetési számlához kapcsolódóan törvény alapján az egy foglalkoztatottnak havonta adható bankszámla-hozzájárulás mértéke a 2019. évben legfeljebb 1000 forint.

(6) A helyi önkormányzat képviselő-testülete rendeletben a 2019. évben – az önkormányzat saját forrásai terhére – a képviselő-testület hivatalánál foglalkoztatott köztisztviselők vonatkozásában – a közszolgálati tisztviselőkről szóló 2011. évi CXCIX. törvényben foglaltaktól eltérően – az (1) bekezdésben meghatározottnál magasabb összegben állapíthatja meg az illetményalapot. A magasabb illetményalap szerint megállapított havi illetmény nem haladhatja meg a Központi Statisztikai Hivatal által hivatalosan közzétett, a tárgyévet megelőző évre vonatkozó nemzetgazdasági havi átlagos bruttó kereset tízszeresét. Személyi illetmény esetén e bekezdés szabályai akként alkalmazandók, hogy pótlék ez esetben sem fizethető.

61. § (1) A közalkalmazottak jogállásáról szóló 1992. évi XXXIII. törvény (a továbbiakban: Kjt.)

a) 66. § (1) bekezdése szerinti, a közalkalmazotti fizetési osztályok első fizetési fokozatához tartozó illetmény garantált összegét, és a növekvő számú fizetési fokozatokhoz tartozó – az első fizetési fokozat garantált illetményére épülő – legkisebb szorzószámokat a 2019. évre a 6. melléklet tartalmazza,

b) 69. §-a szerinti illetménypótlék számítási alapja a 2019. évben 20 000 forint.

(2) A Kjt. 77. § (1) bekezdése szerinti feltételek fennállása esetén nyújtott keresetkiegészítés a 2019. évben a keresetbe tartozó juttatások előző évi bázis előirányzatának 2%-a. Fel nem használt előirányzata kizárólag a keresetbe tartozó juttatások emelésére fordítható. Ez a rendelkezés nem vonatkozik az állami felsőoktatási intézményekre, a központi költségvetési szervként vagy köztestületi költségvetési szervként működő kutatóközpontra, kutatóintézetre, a Magyar Tudományos Akadémia elnöke által irányított kutatást kiegészítő köztestületi költségvetési szervre és az olyan központi költségvetési szervre, amelynek felügyeletét a Magyar Tudományos Akadémia elnöke látja el.

62. § A nemzeti köznevelésről szóló 2011. évi CXC. törvény (a továbbiakban: Nkt.) 65. § (1) bekezdése szerinti illetményalap számításának vetítési alapja 101 500 forint.

63. § (1) A Nemzeti Közszolgálati Egyetem Rendészettudományi Kar nappali tagozatos ösztöndíjas hallgatói pénzbeli juttatásának normatívája 308 000 forint/fő/év.

(2) A Kjt. 79/E. §-a alapján az egyetemi tanári munkakör 1. fizetési fokozatának garantált illetménye 2019. január 1-jétől 554 400 forint.

(3) A Bolyai János Kutatási Ösztöndíj havi összege 124 500 forint.

(4) Az egészségügyi felsőfokú szakirányú szakképzési rendszerről, a Rezidens Támogatási Program ösztöndíjairól, valamint a fiatal szakorvosok támogatásáról szóló kormányrendeletben meghatározott, a szakorvos jelöltek képzésével összefüggően felmerülő dologi költségek megtérítésére szolgáló támogatás összege 100 000 forint/év.

(5) A központi költségvetési szervként működő – köznevelési közfeladatot ellátó intézményt fenntartó – felsőoktatási intézményt az általa ellátott köznevelési feladatok tekintetében a 41. § (1) bekezdés c) és e) pontjában megállapított támogatások azonos jogcímen és feltételekkel illetik meg.

64. § (1) A bírák jogállásáról és javadalmazásáról szóló 2011. évi CLXII. törvény 169. § (2) bekezdése szerinti bírói illetményalap a 2019. évben 453 330 forint.

(2) A legfőbb ügyész, az ügyészek és más ügyészségi alkalmazottak jogállásáról és az ügyészi életpályáról szóló 2011. évi CLXIV. törvény 59. § (3) bekezdése szerinti ügyészi illetményalap a 2019. évben 453 330 forint.

(3) A jogi segítségnyújtásról szóló 2003. évi LXXX. törvény 1. § (3) bekezdése szerinti jogi segítői óradíj a 2019. évben 5000 forint.

(4) Az ügyvédi tevékenységről szóló 2017. évi LXXVIII. törvény 36. § (8) bekezdése szerinti kirendelt ügyvédi óradíj a 2019. évben 5000 forint.

65. § A külképviseletekről és a tartós külszolgálatról szóló 2016. évi LXXIII. törvény 23. § (7) bekezdése szerinti deviza-illetményalap összege 2019. évben 425 000 forint, a 25. § (4) bekezdése szerinti lakhatási és vegyes költségtérítés-alap 300 000 forint, az óvodáztatási és iskoláztatási költségtérítés-alap 150 000 forint.

66. § (1) A Gyvt.

a) 20/A. § (1) bekezdése szerinti alapösszegű támogatás esetenkénti összege a 2019. évben gyermekenként 6000 forint,

b) 20/A. § (2) bekezdése szerinti emelt összegű támogatás esetenkénti összege a 2019. évben gyermekenként 6500 forint,

c) 20/B. § (5) bekezdése szerinti pótlék esetenkénti összege a 2019. évben gyermekenként 8400 forint,

d) 66/L. §-a szerinti helyettes szülői díj legalacsonyabb összege – gyermekenként, fiatal felnőttenként – a 2019. évben 15 000 forint/hó.

(2) A Szoctv.

a) 43/A. § (4) bekezdésében meghatározott szakértői díj összege a 2019. évben esetenként 23 000 forint,

b) 44. § (1) bekezdése szerinti ápolási díj havi alapösszege a 2019. évben 32 600 forint.

(3) A fiatalok életkezdési támogatásáról szóló 2005. évi CLXXIV. törvény 4. § (2) bekezdés a) pontja szerinti első utalási összeg 42 500 forint, a 4. § (2) bekezdés b) pontja szerinti második és harmadik utalási összeg 44 600-44 600 forint, ha a gyermek a 2019. évben született.

(4) A szakképzési hozzájárulásról és a képzés fejlesztésének támogatásáról szóló 2011. évi CLV. törvény 8. § (1) bekezdés b) pontjában meghatározott alapnormatíva összege a 2019. évben 480 000 forint/fő/év.

67. § (1) A kárpótlási jegyek életjáradékra váltásáról szóló 1992. évi XXXI. törvény (a továbbiakban: Éltv.) 7. § (1) bekezdése és a termőföld állam által életjáradék fizetése ellenében történő megszerzésének ötödik üteméről szóló 259/2009. (XI. 23.) Korm. rendelet (a továbbiakban: TéR.) alapján az életjáradék összege 2019. március 1-jétől az előző évben megvalósult átlagos nyugdíjemelés százalékos mértékével emelkedik.

(2) Az Éltv. és a TéR. alapján a 2019. március 1-je után az életjáradék összegét az Éltv. és a TéR. mellékletében meghatározott összeg (1) bekezdés szerinti növekménye figyelembevételével kell megállapítani.

(3) A Párizsi Békeszerződésről szóló 1947. évi XVIII. törvény 27. Cikke 2. pontjában foglaltak végrehajtásáról szóló 1997. évi X. törvény 2. § (4) bekezdése alapján az életjáradék összege 2019. március 1-jétől – 2019. január 1-jei visszamenőleges hatállyal – az előző évben megvalósult átlagos nyugdíjemelés százalékos mértékével emelkedik.

68. § A Szoctv.

a) 50/A. § (8) bekezdése szerinti egyéni gyógyszerkeret havi összege a 2019. évben 12 000 forint,

b) 50/A. § (9) bekezdése szerinti eseti keret éves összege a 2019. évben 6000 forint.

69. § Az Éhvt. 13. §-a szerinti felügyeleti díj mértéke a projekt jogszabály alapján jóváhagyott Tervdokumentumában létrehozni tervezett minden egyes kibocsátás-csökkentési egység után 38 forint.

19. A kis összegű követelés értékhatára, a filmalkotásokhoz kapcsolódó gyártási értékhatár és a közbeszerzési értékhatárok

70. § Az Áht. 97. § (3) bekezdésének alkalmazása során a kis összegű követelés értékhatára 100 000 forint.

71. § A mozgóképről szóló 2004. évi II. törvény 13. § (5) bekezdésében meghatározott gyártási költségvetési értékhatár a 2019. évben magyar filmalkotás esetén 338,5 millió forint, magyar részvételű koprodukciós filmalkotás esetén 599,1 millió forint.

72. § (1) A közbeszerzésekről szóló 2015. évi CXLIII. törvény (a továbbiakban: Kbt.) 15. § (1) bekezdés b) pontja szerinti nemzeti közbeszerzési értékhatár – kivéve a közszolgáltatói szerződésekre vonatkozó értékhatárt – 2019. január 1-jétől 2019. december 31-éig

a) árubeszerzés esetében 15,0 millió forint,
b) építési beruházás esetében 25,0 millió forint,
c) építési koncesszió esetében 100,0 millió forint,
d) szolgáltatás megrendelése esetében 15,0 millió forint,
e) szolgáltatási koncesszió esetében 30,0 millió forint.

(2) Az (1) bekezdéstől eltérően a közszolgáltatói szerződésekre vonatkozó nemzeti közbeszerzési értékhatár 2019. január 1-jétől 2019. december 31-éig

a) árubeszerzés esetében 50,0 millió forint,
b) építési beruházás esetében 100,0 millió forint,
c) szolgáltatás megrendelése esetében 50,0 millió forint,
d) építési koncesszió esetében 200,0 millió forint,
e) szolgáltatási koncesszió esetében 100,0 millió forint.

73. § (1) A Kbt. 15. § (1) bekezdés a) pontja szerinti, az árubeszerzésre és szolgáltatás megrendelésre vonatkozó uniós közbeszerzési értékhatár – kivéve a közszolgáltatói szerződésekre vonatkozó értékhatárt – 2019. január 1-jétől 2019. december 31-éig

a) a Kbt. 5. § (1) bekezdés a) és b) pontjában meghatározott ajánlatkérők esetében, valamint ezen ajánlatkérők esetében a védelem terén beszerzendő árukra akkor, ha a védelem terén a beszerzendő áru a Kbt. 2. mellékletében szerepel, 144 000 euró,
b) a Kbt. 5. §-a szerinti egyéb ajánlatkérő esetében, valamint az 5. § (1) bekezdés a) és b) pontjában meghatározott ajánlatkérők esetében, ha a védelem terén a beszerzendő áru a Kbt. 2. mellékletében nem szerepel, 221 000 euró,
c) a Kbt. 5. §-a szerinti valamennyi ajánlatkérő esetében, ha a beszerzés tárgya a Kbt. 3. mellékletében szereplő szociális és egyéb szolgáltatás, 750 000 euró.

(2) A Kbt. 15. § (1) bekezdés a) pontjában meghatározott, az építési beruházásra vonatkozó uniós közbeszerzési értékhatár – kivéve a közszolgáltatói szerződésekre vonatkozó értékhatárt – 2019. január 1-jétől 2019. december 31-éig 5 548 000 euró.

(3) A Kbt. 15. § (1) bekezdés a) pontja szerinti, az építési koncesszióra és a szolgáltatási koncesszióra vonatkozó uniós közbeszerzési értékhatár 2019. január 1-jétől 2019. december 31-éig 5 548 000 euró.

(4) A Kbt. 15. § (1) bekezdés a) pontjában meghatározott, a tervpályázati eljárás lefolytatására vonatkozó uniós közbeszerzési értékhatár – kivéve a közszolgáltatói szerződésekre vonatkozó értékhatárt – 2019. január 1-jétől 2019. december 31-éig

a) az (1) bekezdés a) és b) pontjában meghatározott értékhatárok, ha a tervpályázati eljárás eredményeként szolgáltatás megrendelésére kerül sor,
b) az (1) bekezdés a) és b) pontjában meghatározott értékhatárok minden olyan tervpályázati eljárás esetében, amelynek pályázati díja és a pályázóknak fizetendő díjak együttes teljes összege eléri vagy meghaladja ezeket az értékhatárokat.

74. § (1) A 73. § (1), (2) és (4) bekezdésétől eltérően a közszolgáltatói szerződések esetén irányadó, a Kbt. 15. § (1) bekezdés a) pontjában meghatározott uniós közbeszerzési értékhatár 2019. január 1-jétől 2019. december 31-éig

a) árubeszerzésre, valamint a szolgáltatás megrendelésére 443 000 euró,
b) építési beruházásra 5 548 000 euró,
c) a Kbt. 3. mellékletében szereplő szociális és egyéb szolgáltatásra 1 000 000 euró.

(2) A közszolgáltatói szerződések esetén irányadó, a Kbt. 15. § (1) bekezdés a) pontja szerinti, a tervpályázati eljárás lefolytatására vonatkozó uniós közbeszerzési értékhatár 2019. január 1-jétől 2019. december 31-éig
a) 443 000 euró, ha a tervpályázati eljárás eredményeként szolgáltatás megrendelésére kerül sor,
b) 443 000 euró, ha a tervpályázati eljárás pályázati díja és a pályázóknak fizetendő díjak együttes teljes összege eléri vagy meghaladja ezt az értékhatárt.

(3) Az (1) és (2) bekezdésben, valamint az 73. §-ban meghatározott uniós értékhatárok forintban meghatározott összegeként az Európai Unió Hivatalos Lapjában így közzétett – az Európai Bizottság által kétévente felülvizsgált – összeget kell figyelembe venni.

75. § A védelmi és biztonsági célú beszerzésekről szóló törvény szerinti uniós értékhatár 2019. január 1-től 2019. december 31-ig
a) árubeszerzés és szolgáltatás megrendelése esetén 443 000 euró,
b) építési beruházás esetén 5 548 000 euró.

20. Egyes koncessziós díjak

76. § Az Szjtv. 27. § (5) bekezdése szerinti koncessziós díj jogszabályi minimuma az Szjtv. 37. § 11. pontja szerinti egységenként a 2019. tárgyévre a következő:
a) Budapesten és Pest megyében I. kategóriájú játékkaszinó esetén 713,5 millió forint, II. kategóriájú játékkaszinó esetében 416,3 millió forint,
b) az a) pontban foglalt kivétellel I. kategóriájú játékkaszinó esetén 594,7 millió forint, II. kategóriájú játékkaszinó esetében 59,6 millió forint.

VIII. FEJEZET
ZÁRÓ RENDELKEZÉSEK

21. Felhatalmazó rendelkezések

77. § (1) Felhatalmazást kap a Kormány, hogy rendeletben állapítsa meg
a) a 4. § (1) bekezdésében meghatározott többlettámogatás igénylési feltételeit, az igény bejelentésének, megállapításának, a többlettámogatás folyósításának, elszámolásának és a felhasználás ellenőrzésének, valamint a 4. § (4) bekezdés szerinti nyilatkozat szabályait,
b) a 7. melléklet I. pont 4. alpont d) pont szerinti támogatás folyósításának, lemondásának, pótigénylésének, elszámolásának és ellenőrzésének részletes szabályait,
c) a 42. § (8) bekezdésben meghatározott támogatás igénylési feltételeit, az igény bejelentésének, megállapításának, a többlettámogatás folyósításának, elszámolásának és a felhasználás ellenőrzésének részletes szabályait,
d) a 4. § (5) bekezdésében meghatározott központi tartalék felhasználási szabályait.

(2) Felhatalmazást kap az egészségbiztosításért felelős miniszter, hogy rendeletben állapítsa meg a XX. Emberi Erőforrások Minisztériuma fejezet, 21. cím, 3. Gyógyszertári tulajdoni hányad állami elővásárlás kiadása alcím felhasználásával kapcsolatos szabályokat.

(3) Felhatalmazást kap a helyi önkormányzat képviselő-testülete, hogy rendeletében az 5. § (4) bekezdés b) és c) pontjában meghatározott forgalmi értéktől kisebb értékhatárt határozzon meg.

(4) Felhatalmazást kap a nemzetiségpolitikáért megosztott hatáskörben felelős miniszterek, hogy az államháztartásért felelős miniszter egyetértésével rendeletben állapítsák meg a 9. melléklet szerint nyújtott nemzetiségi célú támogatások e törvényben és más jogszabályban nem szabályozott igénybevételének, felhasználásának és elszámolásának részletszabályait.

22. Hatályba léptető rendelkezések

78. § (1) Ez a törvény – a (2) bekezdésben meghatározott kivétellel – 2018. november 1-jén lép hatályba, és 2022. december 31-én hatályát veszti.

(2) Az 1–34. §, a 35. § (2) bekezdés, a 36–77. §, az 1. melléklet, a 3–9. melléklet 2019. január 1-jén lép hatályba.

Áder János s. k.,	*Kövér László* s. k.,
köztársasági elnök	az Országgyűlés elnöke

1. melléklet a 2018. évi L. törvényhez

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név — I. FEJEZET — Kiemelt előirányzat neve	2019. évi előirányzat — Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						I. ORSZÁGGYŰLÉS				
1						**Országgyűlés Hivatala**				
	1					Országgyűlés hivatali szervei		1 100,0		
				1		*Működési költségvetés*				
					1	Személyi juttatások	15 581,4			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	2 743,9			
					3	Dologi kiadások	5 196,8			
					4	Ellátottak pénzbeli juttatásai	79,9			
					5	Egyéb működési célú kiadások	40,0			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			3 518,7	
					7	Felújítások			905,7	
2						**Állambiztonsági Szolgálatok Történeti Levéltára**		5,0		
				1		*Működési költségvetés*				
					1	Személyi juttatások	546,0			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	113,1			
					3	Dologi kiadások	222,3			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			75,0	
					7	Felújítások			14,3	
3						**Országgyűlési Őrség**				
				1		*Működési költségvetés*				
					1	Személyi juttatások	3 341,3			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	619,5			
4						**Fejezeti kezelésű előirányzatok**				
	3					Az Országgyűlés elnökének közcélú felajánlásai, adományai	73,0			
	4					A Kárpát-medencei Magyar Képviselők Fóruma				
		2				Magyar Nemzeti Közösségek Európai Érdekképviseletéért Alapítvány támogatása	80,0			
	8					Volt köztársasági elnökök közcélú felajánlásai, adományai				
		1				Schmitt Pál közcélú felajánlásai, adományai	73,0			
		2				Sólyom László közcélú felajánlásai, adományai	73,0			
	14					Steindl Imre program támogatása	1 248,9		5 591,1	
5						**Közbeszerzési Hatóság**				
	1					Közbeszerzési Hatóság		2 672,9		
				1		*Működési költségvetés*				
					1	Személyi juttatások	1 237,4			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	235,1			
					3	Dologi kiadások	892,6			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			384,8	
						5. cím összesen:	**2 365,1**	**2 672,9**	**384,8**	
8						**Pártok támogatása**				
	1					Országos listán mandátumot szerzett pártok támogatása				
		1				FIDESZ - Magyar Polgári Szövetség	967,8			
		2				Magyar Szocialista Párt	305,5			
		3				Jobbik Magyarországért Mozgalom - Párt	510,3			
		4				Lehet Más a Politika	217,9			
		5				Kereszténydemokrata Néppárt	180,4			
		7				Demokratikus Koalíció	207,1			
		8				Párbeszéd Magyarországért Párt	91,0			
	2					Országos listán mandátumot nem szerzett pártok támogatása				

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Elő-ir. csop. név — I. FEJEZET — Kiemelt előirányzat neve	2019. évi előirányzat: Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
		1				Momentum Mozgalom	44,3			
		2				Magyar Kétfarkú Kutyapárt	24,6			
9						**Pártalapítványok támogatása**				
	1					Szövetség a Polgári Magyarországért Alapítvány	1 468,9			
	2					Táncsics Mihály Alapítvány	359,3			
	3					Gyarapodó Magyarországért Alapítvány	702,4			
	4					Ökopolisz Alapítvány	212,6			
	5					Barankovics István Alapítvány	149,7			
	9					Megújuló Magyarországért Alapítvány	27,5			
	11					Új Köztársaságért Alapítvány	194,5			
	12					Tartalék	74,2			
	13					Savköpő Menyét Alapítvány	41,3			
11						**Közszolgálati médiaszolgáltatás támogatása**				
	1					Közszolgálati hozzájárulás	73 044,2			
21						**Nemzeti Adatvédelmi és Információszabadság Hatóság**				
	1					Nemzeti Adatvédelmi és Információszabadság Hatóság				
				1		*Működési költségvetés*				
					1	Személyi juttatások	747,4			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	128,4			
					3	Dologi kiadások	255,9			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			25,0	
						21. cím összesen:	**1 131,7**		**25,0**	
22						**Egyenlő Bánásmód Hatóság**				
	1					Egyenlő Bánásmód Hatóság		1,0		
				1		*Működési költségvetés*				
					1	Személyi juttatások	158,4			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	29,8			
					3	Dologi kiadások	151,6			
					5	Egyéb működési célú kiadások	0,3			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			3,4	
						22. cím összesen:	**340,1**	**1,0**	**3,4**	
23						**Magyar Energetikai és Közmű-szabályozási Hivatal**				
	1					Magyar Energetikai és Közmű-szabályozási Hivatal		8 713,2		
				1		*Működési költségvetés*				
					1	Személyi juttatások	4 057,2			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	867,3			
					3	Dologi kiadások	1 057,0			
					5	Egyéb működési célú kiadások	2 316,2			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			395,5	
					8	Egyéb felhalmozási célú kiadások			20,0	
						23. cím összesen:	**8 297,7**	**8 713,2**	**415,5**	
24						**Nemzeti Választási Iroda**				
	1					Nemzeti Választási Iroda				
				1		*Működési költségvetés*				
					1	Személyi juttatások	659,6			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	126,6			
					3	Dologi kiadások	376,5			

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	I. FEJEZET Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
				2						*Felhalmozási költségvetés*					
					6						Beruházások			50,0	
	2						Fejezeti kezelésű előirányzatok								
		1						Időközi és nemzetiségi választások lebonyolítása				458,0			
		2						A választási rendszerek működtetése				1 200,0		300,0	
		4						2019. évi Európai Paralmenti képviselőválasztás és a Helyi Önkormányzati képviselők és polgármesterek, valamint nemzetiségi önkomrányzati képviselők választása				14 917,0		568,0	
											24. cím összesen:	**17 737,7**		**918,0**	
25						**Nemzeti Emlékezet Bizottságának Hivatala**									
	1						Nemzeti Emlékezet Bizottságának Hivatala								
				1						*Működési költségvetés*					
					1						Személyi juttatások	694,6			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	131,6			
					3						Dologi kiadások	311,0			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			21,0	
											25. cím összesen:	**1 137,2**		**21,0**	

I. ORSZÁGGYŰLÉS	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**139 865,1**	**12 492,1**	**-127 373,0**
Hazai felhalmozási költségvetés	**11 872,5**	**0,0**	**-11 872,5**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
I. fejezet összesen	**151 737,6**	**12 492,1**	**-139 245,5**

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	II. FEJEZET Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
											II. KÖZTÁRSASÁGI ELNÖKSÉG				
1											**Köztársasági Elnöki Hivatal**				
				1							*Működési költségvetés*				
					1						Személyi juttatások	841,4			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	164,1			
					3						Dologi kiadások	481,5			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			51,6	
					7						Felújítások			3,0	
					8						Egyéb felhalmozási célú kiadások			2,0	
2											**Fejezeti kezelésű előirányzatok**				
	2										Célelőirányzatok				
		1									Állami kitüntetések	436,5			
		2									Köztársasági elnök közcélú felajánlásai, adományai	73,0			
		3									Államfői Protokoll kiadásai				
			1								Államfői Protokoll kiadásai	449,7			
	4										Fejezeti tartalék	26,3			

II. KÖZTÁRSASÁGI ELNÖKSÉG	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**2 472,5**	**0,0**	**-2 472,5**
Hazai felhalmozási költségvetés	**56,6**	**0,0**	**-56,6**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
II. fejezet összesen	**2 529,1**	**0,0**	**-2 529,1**

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	III. FEJEZET Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
						III. ALKOTMÁNYBÍRÓSÁG									
1						**Alkotmánybíróság**									
				1						*Működési költségvetés*					
					1						Személyi juttatások	1 190,0			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	256,3			
					3						Dologi kiadások	351,7			
					4						Ellátottak pénzbeli juttatásai	43,3			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			70,0	

III. ALKOTMÁNYBÍRÓSÁG	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**1 841,3**	**0,0**	**-1 841,3**
Hazai felhalmozási költségvetés	**70,0**	**0,0**	**-70,0**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
III. fejezet összesen	**1 911,3**	**0,0**	**-1 911,3**

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	IV. FEJEZET Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						IV. ALAPVETŐ JOGOK BIZTOSÁNAK HIVATALA									
1						**Alapvető Jogok Biztosának Hivatala**									
				1						*Működési költségvetés*					
					1						Személyi juttatások	864,0			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	167,8			
					3						Dologi kiadások	251,8			
					5						Egyéb működési célú kiadások	4,0			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			31,7	

IV. ALAPVETŐ JOGOK BIZTOSÁNAK HIVATALA	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**1 287,6**	**0,0**	**-1 287,6**
Hazai felhalmozási költségvetés	**31,7**	**0,0**	**-31,7**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
IV. fejezet összesen	**1 319,3**	**0,0**	**-1 319,3**

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	V. FEJEZET Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						V. ÁLLAMI SZÁMVEVŐSZÉK				
1						**Állami Számvevőszék**		17,0		3,0
				1		*Működési költségvetés*				
					1	Személyi juttatások	7 965,1			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 531,9			
					3	Dologi kiadások	1 006,5			
					5	Egyéb működési célú kiadások	2,0			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			550,0	
					7	Felújítások			36,0	

V. ÁLLAMI SZÁMVEVŐSZÉK	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**10 505,5**	**17,0**	**-10 488,5**
Hazai felhalmozási költségvetés	**586,0**	**3,0**	**-583,0**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
V. fejezet összesen	**11 091,5**	**20,0**	**-11 071,5**

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	VI. FEJEZET Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
						VI. BÍRÓSÁGOK									
1						**Bíróságok**							2 066,1		
				1						*Működési költségvetés*					
					1						Személyi juttatások	73 648,9			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	16 095,9			
					3						Dologi kiadások	18 767,2			
					4						Ellátottak pénzbeli juttatásai	15,0			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			7 627,3	
					7						Felújítások			266,0	
2						**Kúria**							192,0		
				1						*Működési költségvetés*					
					1						Személyi juttatások	2 851,3			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	604,5			
					3						Dologi kiadások	289,7			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			25,0	
3						**Fejezeti kezelésű előirányzatok**									
	1						Beruházás								
		2						Igazságszolgáltatás beruházásai						5 583,0	
	3						Igazságszolgáltatás működtetése					1 561,9			

VI. BÍRÓSÁGOK	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**113 834,4**	**2 258,1**	**-111 576,3**
Hazai felhalmozási költségvetés	**13 501,3**	**0,0**	**-13 501,3**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
VI. fejezet összesen	**127 335,7**	**2 258,1**	**-125 077,6**

millió forintban

Cím szám	Alcím szám	Jogcímcsop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcímcsop. név	Jogcím név	Előir. csop. név	VIII. FEJEZET Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
											VIII. ÜGYÉSZSÉG				
1						**Ügyészségek**							37,0		65,0
				1						*Működési költségvetés*					
					1						Személyi juttatások	36 022,9			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	6 935,6			
					3						Dologi kiadások	4 144,8			
					5						Egyéb működési célú kiadások	6,8			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			2 719,2	
					7						Felújítások			30,0	
					8						Egyéb felhalmozási célú kiadások			70,0	
3						**Fejezeti kezelésű előirányzatok**									
	4						Jogerősen megállapított kártérítések célelőirányzata					30,0			
	6						Fejezeti tartalék					196,1			

VIII. ÜGYÉSZSÉG	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**47 336,2**	**37,0**	**-47 299,2**
Hazai felhalmozási költségvetés	**2 819,2**	**65,0**	**-2 754,2**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
VIII. fejezet összesen	**50 155,4**	**102,0**	**-50 053,4**

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	IX. FEJEZET Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
											IX. HELYI ÖNKORMÁNYZATOK TÁMOGATÁSAI				
1											**A helyi önkormányzatok általános működésének és ágazati feladatainak támogatása**				
	1										A helyi önkormányzatok működésének általános támogatása	157 591,6			
	2										A települési önkormányzatok egyes köznevelési feladatainak támogatása	189 713,4			
	3										A települési önkormányzatok egyes szociális és gyermekjóléti feladatainak támogatása	164 200,1			
	4										A települési önkormányzatok gyermekétkeztetési feladatainak támogatása	78 974,0			
	5										A települési önkormányzatok kulturális feladatainak támogatása	38 482,6			
2											**A helyi önkormányzatok működési célú kiegészítő támogatásai**	50 884,8			
3											**A helyi önkormányzatok felhalmozási célú kiegészítő támogatásai**			49 070,5	

IX. HELYI ÖNKORMÁNYZATOK TÁMOGATÁSAI	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**679 846,5**	**0,0**	**-679 846,5**
Hazai felhalmozási költségvetés	**49 070,5**	**0,0**	**-49 070,5**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
IX. fejezet összesen	**728 917,0**	**0,0**	**-728 917,0**

millió forintban

Cím szám	Alcím szám	Jogcímcsop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	X. FEJEZET — Cím név / Alcím név / Jogcímcsop. név / Jogcím név / Előir. csop. név / Kiemelt előirányzat neve	2019. évi előirányzat — Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						X. IGAZSÁGÜGYI MINISZTÉRIUM				
1						**Igazságügyi Minisztérium igazgatása**		930,2		
				1		*Működési költségvetés*				
					1	Személyi juttatások	3 818,1			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	734,2			
					3	Dologi kiadások	1 724,6			
					5	Egyéb működési célú kiadások	10,0			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			53,9	
20						**Fejezeti kezelésű előirányzatok**				
	2					Célelőirányzatok				
		1				IM felügyelete alá tartozó szervezetek és szakmai programok támogatása	423,4			
		2				A jogászképzés színvonalának emelését célzó programok támogatása	500,0			
		4				Igazságszolgáltatási szervek részvétele a jogszabályelőkészítésben	149,5			
		10				Igazságügyi regionális együttműködés	20,0			
		17				A büntetőeljárásról szóló törvény alapján megállapított kártalanítás	120,0			
		18				Jogi segítségnyújtás	249,0			
		19				Magyar alkotmányos identitás kifejezésre juttatása, nemzettudat, jogvédelem és jogérvényesítés	35,0			
		20				Bűncselekmények áldozatainak kárenyhítése	100,0			
		27				Nemzetközi kötelezettségek teljesítése	80,5			
		28				Magán- és egyéb jogi személyek kártérítése	1 000,0			
		29				A közigazgatási bírósági szervezet létrehozásának és működésének előkészítésével kapcsolatos kiadások támogatása	1 648,0		4 000,0	
	25					Fejezeti általános tartalék	78,0			

X. IGAZSÁGÜGYI MINISZTÉRIUM	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**10 690,3**	**930,2**	**-9 760,1**
Hazai felhalmozási költségvetés	**4 053,9**	**0,0**	**-4 053,9**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
X. fejezet összesen	**14 744,2**	**930,2**	**-13 814,0**

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név / Kiemelt előirányzat neve (XI. FEJEZET)	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						XI. MINISZTERELNÖKSÉG				
1						**Miniszterelnökség igazgatása**		6 567,8		22,5
				1		*Működési költségvetés*				
					1	Személyi juttatások	10 954,8			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	2 055,0			
					3	Dologi kiadások	12 025,8			
					4	Ellátottak pénzbeli juttatásai	40,6			
					5	Egyéb működési célú kiadások	36,9			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			438,1	
					7	Felújítások			221,0	
					8	Egyéb felhalmozási célú kiadások			16,0	
3						**Nemzetstratégiai Kutató Intézet**				
				1		*Működési költségvetés*				
					1	Személyi juttatások	650,0			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	151,4			
					3	Dologi kiadások	352,1			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			40,0	
5						**Magyarország Európai Unió melletti Állandó Képviseletének igazgatása**				
				1		*Működési költségvetés*				
					1	Személyi juttatások	3 782,2			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	601,8			
					3	Dologi kiadások	1 062,9			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			67,5	
7						**Nemzeti Örökség Intézete**		90,2		
				1		*Működési költségvetés*				
					1	Személyi juttatások	637,4			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	113,2			
					3	Dologi kiadások	824,0			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			46,5	
					7	Felújítások			1 100,0	
10						**Magyar Nyelvstratégiai Intézet**				
				1		*Működési költségvetés*				
					1	Személyi juttatások	98,9			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	18,9			
					3	Dologi kiadások	26,9			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			20,0	
12						**Fővárosi, megyei kormányhivatalok és járási kormányhivatalok**		41 519,2		8,3
				1		*Működési költségvetés*				
					1	Személyi juttatások	156 260,2			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	30 790,0			
					3	Dologi kiadások	29 539,8			
					5	Egyéb működési célú kiadások	909,5			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			4 488,5	
					7	Felújítások			2 257,2	
					8	Egyéb felhalmozási célú kiadások			8,3	
14						**Nemzeti Közszolgálati Egyetem**		3 006,1		

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	XI. FEJEZET Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
				1						*Működési költségvetés*					
					1						Személyi juttatások	3 899,6			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	810,0			
					3						Dologi kiadások	4 126,4			
					4						Ellátottak pénzbeli juttatásai	185,1			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			270,4	
18						**Felsőbbfokú Tanulmányok Intézete**							59,0		
				1						*Működési költségvetés*					
					1						Személyi juttatások	400,5			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	75,9			
					3						Dologi kiadások	194,8			
30						**Fejezeti kezelésű előirányzatok**									
	1						Célelőirányzatok								
		6						Nemzeti Sírkerthez és Emlékhelyekhez kapcsolódó kiadások				74,2			
		7						A Versenyszféra és a Kormány Állandó Konzultációs Fórumával kapcsolatos kiadások				580,0		20,0	
		8						Antall József Politika- és Társadalomtudományi Tudásközpont Alapítvány támogatása				840,0		10,0	
		9						"Az Élet Menete" Alapítvány támogatása				70,0			
		10						Az Országos Közszolgálati Érdekegyeztető Tanács tevékenységében közreműködő szervezetek támogatása				430,0		20,0	
		11						Budapest és a fővárosi agglomeráció fejlesztése							
			1						KKBK Kiemelt Kormányzati Beruházások Központja Nonprofit Zrt. szakmai feladatainak ellátása			1 941,0		90,0	
			2						Kulcsfontosságú budapesti közlekedési beruházások előkészítése			7,2		2 049,8	
			3						Budapest Bozsik Stadion labdarúgó sportlétesítmény-fejlesztése					3 438,8	
			4						Nemzeti Olimpiai Központ beruházás támogatása			2 046,1		88 712,1	
			5						Kemény Ferenc Program			33,5		9 566,5	
			6						Nemzeti Korcsolyázó Központ fejlesztése					900,0	
			8						A fővárosi kerületi belterületi szilárd burkolat nélküli utak szilárd burkolattal történő ellátásának támogatása					10 000,0	
		17						Magyarországi Zsidó Örökség Közalapítvány működéséhez és feladatainak ellátásához szükséges hozzájárulás				58,0			
		18						Holocaust Dokumentációs Központ és Emlékgyűjtemény Közalapítvány				200,0		20,0	
		19						Alapítvány a Kelet- és Közép-európai Kutatásért és Képzésért				140,0		10,0	
		26						Karitatív Tanács tagjai által koordinált feladatok				18,0			
		28						Üldözött keresztények segítésének feladatai							
			1						Ösztöndíjprogram támogatása			620,0			
			2						Intervenciós Támogatási Keret			224,0			
		29						Nemzeti Együttműködési Alap				5 927,7			
		30						Egyházi célú központi költségvetési hozzájárulások							
			1						Egyházi közgyűjtemények és közművelődési intézmények támogatása			3 086,2			
			2						Hittanoktatás támogatása			3 600,0			
			3						Egyházi alapintézmény-működés, SZJA rendelkezés és kiegészítése			10 500,0			
			4						Átadásra nem került ingatlanok utáni járadék			18 770,0			
			5						Az 5000 lakosnál kisebb településeken szolgálatot teljesítő egyházi személyek jövedelempótléka - Bevett egyházak			2 600,0			
			6						Külhonban szolgálatot teljesítő egyházi személyek támogatása - Határon túli egyház és annak belső egyházi jogi személye			420,0			
			7						Egyházi épített örökség védelme és egyéb beruházások					1 450,0	
			8						Egyházi közösségi célú programok és beruházások támogatása			380,0		27 506,1	
			9						Vallási tevékenységet végző szervezetek támogatása			81,2		40,0	
			10						Határon túli egyházi intézmények fejlesztésének támogatása					300,0	

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név / Kiemelt előirányzat neve (XI. FEJEZET)	2019. évi előirányzat: Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
			11			Egyházak hitéleti támogatásának kiegészítése	1 720,0			
			12			Egyházi személyek eszközellátásának támogatása			200,0	
			13			Görögkatolikus Metropólia támogatása	300,0			
			15			Reformáció Park kialakítása II. ütem	395,0			
			16			Kórházakban és egészségügyi intézményekben lelkészi, illetve lelkigondozói szolgálatot végzők támogatása	800,0			
			17			A külhoni és diaszpórában élő magyarság hitéleti tevékenységének támogatása	500,0			
		31				Nemzetiségi célú költségvetési támogatások				
			1			Nemzetiségi támogatások	3 247,8		150,0	
			2			Országos nemzetiségi önkormányzatok és média támogatása	1 697,9			
			3			Országos nemzetiségi önkormányzatok által fenntartott intézmények támogatása	1 159,7			
			4			Nemzetiségi intézmények támogatása beruházásra, felújításra, pályázati önrészre	11,0		2 500,0	
		32				Bocuse d'Or versenyek támogatása	50,0			
		37				Országos Építésügyi és Területrendezési e-Nyilvántartás működtetése	297,3		56,0	
		38				Építésügyi, építészeti és településügyi feladatok	587,7		101,3	
		39				Dokumentációs Központ működtetése, fenntartása és fejlesztése	124,6		23,9	
		42				Közép- és Kelet-európai Történelem és Társadalom Kutatásért Közalapítvány támogatása				
			1			Közép- és Kelet-európai Történelem és Társadalom Kutatásért Közalapítvány működésének támogatása	320,0			
			2			Közép- és Kelet-európai Történelem és Társadalom Kutatásért Közalapítvány szakmai feladatainak támogatása	240,0			
			3			Kertész Imre Intézet működésével és feladatellátásával kapcsolatos kiadások	650,0			
		43				Kulturális örökségvédelmi szakmai feladatok	85,6		1 078,0	
		44				Világörökségi törvényből adódó feladatok ellátása	130,5		24,0	
		45				Magyar Kormánytisztviselői és Állami Tisztviselői Kar működésének támogatása	79,8			
		46				Ludovika Campus			1 800,0	
		48				Nemzeti emlékhelyekkel kapcsolatos feladatok ellátása			49,5	
		50				Határontúli műemlék-felújítási program	39,5		210,0	
		55				Területrendezési feladatok	49,5			
		57				Kulturális fejlesztési, örökségvédelmi és egyéb feladatok ellátásának támogatása gazdasági társaságok részére				
			1			Gödöllői Királyi Kastély Közhasznú Nonprofit Kft. kulturális fejlesztési, örökségvédelmi és egyéb feladatai ellátásának támogatása	246,3			
			2			Helikon Nonprofit Kft. kulturális fejlesztési, örökségvédelmi és egyéb feladatok ellátásának támogatása	356,6			
			3			Várgondnokság Közhasznú Nonprofit Kft. kulturális fejlesztési, örökségvédelmi és egyéb feladatok ellátásának támogatása	524,0			
			4			Budavári Ingatlanfejlesztő és Üzemeltető Nonprofit Kft. kulturális fejlesztési, örökségvédelmi és egyéb feladatok ellátásának támogatása	481,4		194,7	
			5			Millenáris Tudományos Kulturális Közhasznú Nonprofit Kft.kulturális fejlesztési, örökségvédelmi és egyéb feladatok ellátásának támogatása	18,9		1 030,0	
			6			Eszterháza Kulturális, Kutató- és Fesztiválközpont Közhasznú Nonprofit Kft. kulturális fejlesztési, örökségvédelmi és egyéb feladatatok ellátásának támogatása	974,9		1 003,9	
			7			Nemzeti Örökségvédelmi Fejlesztési Nonprofit Kft. kulturális fejlesztési, örökségvédelmi és egyéb feladatai ellátásának támogatása	1 375,8		5 992,7	
		58				Örökségvédelmi civil szervezetek támogatása	3,7			
		60				Fővárosi és megyei kormányhivatalok működésével kapcsolatos egyéb feladatok	740,0			
		63				Szabadságharcosokért Közalapítvány támogatása	200,0			
		66				Kormányablak program megvalósítása	1 385,9		1 000,0	

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XI. FEJEZET Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
		68						Károlyi József Alapítvány támogatása				60,0			
		73						Nemzetközi kötelezettségek teljesítése				20,0			
		74						Egyes kiemelt rekonstrukciók és szakmai programok támogatása				50,0			
		75						Nemzeti Hauszmann Terv						10 628,0	
		76						AVICENNA Kutatási Nonprofit Kft. működésének támogatása				150,0			
		77						Széchenyi Programiroda Tanácsadó és Szolgáltató NKft. működéséhez és feladatainak ellátásához szükséges hozzájárulás				50,0			
		78						Modern Városok Program						135 000,0	
		81						Szabolcs-Szatmár-Bereg megye és Kárpátalja fejlesztési feladatok				650,0		200,0	
		83						Miniszterelnökség tulajdonosi joggyakorlásába tartozó társaságok működéséhez és feladatainak ellátásához szükséges hozzájárulás				200,0			
		85						Az Óbudai-sziget állami tulajdonban lévő területeinek fejlesztése és hasznosítása						650,0	
		88						Nemzeti Kastélyprogram						3 359,1	
		90						Nemzeti Várprogram						435,0	
		92						Habsburg Ottó Alapítvány működéséhez és feladatainak ellátásához szükséges hozzájárulás				400,0			
		93						Településképi- és Okos Város feladatok				60,0			
		94						Közép-Duna menti térségfejlesztési feladatok						32 850,0	
		95						Magyarország Barátai Alapítvány támogatása				100,0			
	2						Fejezeti általános tartalék					2 105,0			
	3						Határon túli magyarok programjainak támogatása								
		1						Nemzetpolitikai tevékenység támogatása				6 686,4		200,0	
	5						Fővárosi és megyei kormányhivatalok peres ügyei					10,0			
	7						Európai uniós fejlesztési programok								
		1						EU utazási költségtérítések				340,2	340,0		
32						**Központi kezelésű előirányzatok**									
	5						A PTNM tulajdonosi joggyakorlásával kapcsolatos bevételek és kiadások								
		1						Paks II Atomerőmű Fejlesztő Zrt. tőkeemelése						106 123,0	
	6						Települési és területi nemzetiségi önkormányzatok támogatása					2 145,3			

XI. MINISZTERELNÖKSÉG	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**344 751,8**	**51 242,3**	**-293 509,5**
Hazai felhalmozási költségvetés	**457 965,9**	**30,8**	**-457 935,1**
Európai uniós fejlesztési költségvetés	**340,2**	**340,0**	**-0,2**
XI. fejezet összesen	**803 057,9**	**51 613,1**	**-751 444,8**

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XII. FEJEZET Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						XII. AGRÁRMINISZTÉRIUM									
1						**Agrárminisztérium igazgatása**							129,0		20,0
				1						*Működési költségvetés*					
					1						Személyi juttatások	4 949,9			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	998,5			
					3						Dologi kiadások	2 213,8			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			60,7	
					8						Egyéb felhalmozási célú kiadások			20,0	
2						**Nemzeti Élelmiszerlánc-biztonsági Hivatal**							10 169,2		
				1						*Működési költségvetés*					
					1						Személyi juttatások	6 243,8			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 252,4			
					3						Dologi kiadások	7 116,4			
					5						Egyéb működési célú kiadások	70,0			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			1 057,5	
					7						Felújítások			250,0	
4						**Ménesgazdaságok**							2 965,8		31,8
				1						*Működési költségvetés*					
					1						Személyi juttatások	667,9			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	144,1			
					3						Dologi kiadások	2 773,2			
					5						Egyéb működési célú kiadások	0,3			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			242,2	
6						**Mezőgazdasági középfokú szakoktatás intézményei**							5 278,6		1,5
				1						*Működési költségvetés*					
					1						Személyi juttatások	17 872,3			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	3 222,0			
					3						Dologi kiadások	4 435,4			
					4						Ellátottak pénzbeli juttatásai	185,4			
					5						Egyéb működési célú kiadások	1,4			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			1 561,3	
					7						Felújítások			23,4	
					8						Egyéb felhalmozási célú kiadások			0,6	
7						**Magyar Mezőgazdasági Múzeum és Könyvtár**							146,0		
				1						*Működési költségvetés*					
					1						Személyi juttatások	429,5			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	82,7			
					3						Dologi kiadások	148,8			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			0,5	
8						**Nemzeti Agrárkutatási és Innovációs Központ**							1 799,9		6,0
				1						*Működési költségvetés*					
					1						Személyi juttatások	2 611,1			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	506,6			
					3						Dologi kiadások	1 797,8			
					5						Egyéb működési célú kiadások	0,9			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			39,5	

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	XII. FEJEZET Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név / Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
10						**Génmegőrzési Intézmények**		185,3		
				1		*Működési költségvetés*				
					1	Személyi juttatások	756,7			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	152,5			
					3	Dologi kiadások	594,5			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			240,0	
12						**Országos Meteorológiai Szolgálat**		1 239,7		3,0
				1		*Működési költségvetés*				
					1	Személyi juttatások	883,4			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	183,1			
					3	Dologi kiadások	588,5			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			644,4	
					8	Egyéb felhalmozási célú kiadások			3,0	
14						**Nemzeti park igazgatóságok**		5 733,8		20,7
				1		*Működési költségvetés*				
					1	Személyi juttatások	4 420,8			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	814,9			
					3	Dologi kiadások	4 202,8			
					5	Egyéb működési célú kiadások	76,1			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			388,9	
					7	Felújítások			17,0	
					8	Egyéb felhalmozási célú kiadások			6,7	
17						**Nemzeti Földalapkezelő Szervezet**				
				1		*Működési költségvetés*				
					1	Személyi juttatások	1 325,2			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	265,1			
					3	Dologi kiadások	625,2			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			130,4	
19						**Agrárgazdasági Kutató Intézet**		256,7		
				1		*Működési költségvetés*				
					1	Személyi juttatások	574,0			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	123,9			
					3	Dologi kiadások	452,8			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			0,1	
20						**Fejezeti kezelésű előirányzatok**				
	2					Környezetvédelmi célelőirányzatok				
		1				Szigetközi ökológiai monitoring feladatok támogatása	54,5			
		2				Hortobágyi Természetvédelmi és Génmegőrző Nonprofit Kft. szakmai feladatainak támogatása	453,9			
		3				Környezetvédelmi pályázatok támogatása	471,8			
		8				A védett természeti területek védettségi szintje helyreállításának költségei	570,8		25,0	
		9				Természetvédelmi kártalanítás	570,9		25,0	
		10				Természetvédelmi pályázatok támogatása	679,3		271,5	
		14				Állami feladatok átvállalása a Nemzeti Környezetvédelmi Program megvalósításában	81,0			
		15				Környezeti elemek védelme	150,0			
		21				Kisméretű szálló por (PM10) koncentrációjának csökkentésével kapcsolatos kiadások	92,7		4,0	
		40				Bükki Csillagda megvalósítása			426,0	

millió forintban

Cím szám	Alcím szám	Jogcímcsop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcímcsop. név	Jogcím név	Előir. csop. név	XII. FEJEZET Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
	3						Agrár célelőirányzatok								
		2						Agrárkutatás támogatása				132,1			
		4						Határon átnyúló agrár- és vidékfejlesztési feladatok támogatása				519,1			
		5						Tanyafejlesztési Program				47,8		1 172,3	
		6						Hungarikumok és a nemzeti értéktár megőrzésének, népszerűsítésének támogatása				492,7			
		8						Agrárágazati szakmai civil szervezetek és képviseletek támogatása				110,0			
		10						Parlagfű elleni közérdekű védekezés végrehajtásának támogatása				44,4			
		13						Osztatlan földtulajdon kimérésének költségei				2 595,1			
		16						Ágazati gazdasági és hivatásrendi kamarák állami feladatainak támogatása				12,6			
		19						Állami génmegőrzési feladatok támogatása				901,0			
		20						Hegyközségek Nemzeti Tanácsa				548,3		210,0	
		21						Pálinka Nemzeti Tanács				70,0			
		25						Nemzetközi szervezetek tagsági díjai				1 632,0			
		31						Magyar Agrár-, Élelmiszergazdasági és Vidékfejlesztési Kamara közfeladatainak támogatása				2 843,4			
		32						Magyar Agrár-, Élelmiszergazdasági és Vidékfejlesztési Kamara által működtetett vidéki hálózat átfogó fejlesztése				897,3			
		33						Lovas rendezvények és lovassport támogatása				185,0			
		34						Tokaji Borvidéken megvalósuló szakmai feladatok támogatása						688,0	
		35						Állatvédelem támogatása				70,0			
		36						Agrármarketing célelőirányzat				1 894,6			
		37						Herman Ottó Intézet által ellátott közfeladatok támogatása				584,4			
		39						Zártkerti Program támogatása				1 994,0			
	5						Nemzeti támogatások								
		3						Állattenyésztési feladatok				1 300,0			
		4						A sertéságazat helyzetét javító stratégiai intézkedések támogatása				867,4		250,0	
		5						Vadgazdálkodás támogatása				370,1			
		6						Nemzeti Erdőstratégia							
			3						Erdőfelújítás, erdők a klímaváltozásban			128,3			
			4						Fenntartható erdőgazdálkodás, erdészeti környezeti nevelés			23,7		113,5	
		8						Nemzeti agrártámogatások				78 324,3			
		9						Állami halgazdálkodási feladatok támogatása				497,3			
		10						Nemzeti agrárkár-enyhítés				8 600,0	4 300,0		
		11						Erdei kisvasutak üzemeltetési támogatása				45,0			
		12						Sertések reprodukciós zavarokkal és légzőszervi tünetekkel járó szindrómájától való mentesítés támogatása				872,4			
	6						Állat, növény- és GMO-kártalanítás					1 200,0			
	8						Állami tulajdonú társaságok szakmai feladatainak támogatása								
		1						Állami ménesbirtokok szakmai feladatainak támogatása				161,0			
		2						Állami erdőgazdasági társaságok szakmai feladatainak támogatása				500,0			
	13						Peres ügyek					96,9			
	14						Fejezeti általános tartalék					130,4			
	20						Európai uniós fejlesztési programok								
		1						Uniós programok kiegészítő támogatása							
			1						Méhészeti Nemzeti Program			788,0			
			2						Igyál tejet program			4 300,0			
			3						Egyes speciális szövetkezések (TÉSZ) támogatása			4 216,0			
			4						Egyes állatbetegségek megelőzésének és felszámolásának támogatása			630,0			
			5						Iskolagyümölcs program			2 287,0			
21						**Központi kezelésű előirányzatok**									
	1						Tulajdonosi joggyakorlással kapcsolatos bevételek és kiadások								
		1						Állami erdőgazdasági társaságok tőkeemelése						550,0	

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	XII. FEJEZET Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel

XII. AGRÁRMINISZTÉRIUM	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**185 579,2**	**32 204,0**	**-153 375,2**
Hazai felhalmozási költségvetés	**8 421,5**	**83,0**	**-8 338,5**
Európai uniós fejlesztési költségvetés	**12 221,0**	**0,0**	**-12 221,0**
XII. fejezet összesen	**206 221,7**	**32 287,0**	**-173 934,7**

millió forintban

Cím szám	Alcím szám	Jogcímcsop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcímcsop. név / Jogcím név / Előir. csop. név — XIII. FEJEZET — Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						XIII. HONVÉDELMI MINISZTÉRIUM				
1						**Honvédelmi Minisztérium**				
	1					Honvédelmi Minisztérium igazgatása				
				1		*Működési költségvetés*				
					1	Személyi juttatások	6 117,8			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 148,9			
					3	Dologi kiadások	526,7			
					4	Ellátottak pénzbeli juttatásai	26,5			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			20,0	
					8	Egyéb felhalmozási célú kiadások			1,0	
	2					Egyéb HM szervezetek		2 499,0		1 141,0
				1		*Működési költségvetés*				
					1	Személyi juttatások	7 413,9			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 309,0			
					3	Dologi kiadások	89 107,5			
					4	Ellátottak pénzbeli juttatásai	346,2			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			6 146,3	
					7	Felújítások			7 358,0	
					8	Egyéb felhalmozási célú kiadások			1 141,0	
2						**Magyar Honvédség**				
	1					Honvéd Vezérkar közvetlen szervezetei		5 078,8		150,0
				1		*Működési költségvetés*				
					1	Személyi juttatások	48 209,2			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	8 787,1			
					3	Dologi kiadások	64 951,9			
					4	Ellátottak pénzbeli juttatásai	216,7			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			42 117,8	
					7	Felújítások			4 051,0	
					8	Egyéb felhalmozási célú kiadások			150,0	
	2					MH ÖHP és alárendelt szervezetei		383,0		
				1		*Működési költségvetés*				
					1	Személyi juttatások	84 083,6			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	15 341,7			
					3	Dologi kiadások	9 696,1			
					4	Ellátottak pénzbeli juttatásai	473,5			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			189,8	
3						**Katonai Nemzetbiztonsági Szolgálat**		150,0		
				1		*Működési költségvetés*				
					1	Személyi juttatások	11 679,2			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	2 144,7			
					3	Dologi kiadások	6 972,5			
					4	Ellátottak pénzbeli juttatásai	38,8			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			1 932,0	
6						**MH Egészségügyi Központ**		28 798,3		
				1		*Működési költségvetés*				
					1	Személyi juttatások	22 161,4			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	4 458,5			

millió forintban

Cím szám	Alcím szám	Jogcímcsop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcímcsop. név	Jogcím név	Előir. csop. név	Kiemelt előirányzat neve	Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
											XIII. F E J E Z E T	2019. évi előirányzat			
					3						Dologi kiadások	11 496,8			
					4						Ellátottak pénzbeli juttatásai	116,1			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			319,0	
7						**Kratochvil Károly Honvéd Középiskola és Kollégium**									
				1						*Működési költségvetés*					
					1						Személyi juttatások	286,4			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	55,4			
					3						Dologi kiadások	2,0			
					4						Ellátottak pénzbeli juttatásai	2,2			
8						**Fejezeti kezelésű előirányzatok**									
	2						Ágazati célelőirányzatok								
		1						NATO és EU felajánlás alapján kialakításra kerülő készenléti alegységek alkalmazásának kiadásai (NRF, Battle Group, DCM és NFIU)				100,0			
		3						Honvédelem érdekében tevékenykedő civil szervezetek és érdekképviseleti szervek támogatása							
			6						Honvédelem érdekében tevékenykedő civil szervezetek pályázati támogatása			55,0			
			19						Honvédelem érdekében tevékenykedő civil szervezetek és érdekképviseleti szervek támogatása			347,0			
		4						Hadisírgondozás támogatása							
			3						Civil szervezetek hadisírgondozással, hadisírkutatással kapcsolatos tevékenységének támogatása			12,0			
		5						Nonprofit korlátolt felelősségű társaságok támogatása				1 511,0			
		6						Honvédelmi Sportszövetség támogatása							
			1						Honvédelmi Sportszövetség működésének támogatása			1 100,0			
		25						Hozzájárulás a NATO Biztonsági Beruházási Programjához						8 332,0	
		39						Alapítványok, közalapítványok támogatása							
			1						Magyar Futball Akadémia Alapítvány támogatása			50,0			
			2						MH Szociálpolitikai Közalapítvány által ellátott feladatok támogatása			63,0			
			3						Hozzájárulás a hadigondozásról szóló törvényt végrehajtó közalapítványhoz			14 000,0			
		40						Nemzetközi tagdíjak, tagdíj jellegű befizetések							
			1						Hozzájárulás a NATO költségvetéséhez			4 100,0			
			2						Hozzájárulás az EU védelmi célú közös finanszírozású védelmi alapjaihoz			580,0			
		43						Tömeges bevándorlás kezeléséhez kapcsolódó kiadások				14 000,0			
		45						Légierő fejlesztés						8 000,0	

XIII. HONVÉDELMI MINISZTÉRIUM	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**433 088,3**	**36 909,1**	**-396 179,2**
Hazai felhalmozási költségvetés	**79 757,9**	**1 291,0**	**-78 466,9**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
XIII. fejezet összesen	**512 846,2**	**38 200,1**	**-474 646,1**

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	XIV. F E J E Z E T Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
											XIV. BELÜGYMINISZTÉRIUM				
1						**Belügyminisztérium igazgatása**							10 954,8		
				1						*Működési költségvetés*					
					1						Személyi juttatások	6 283,9			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 199,0			
					3						Dologi kiadások	2 275,5			
					4						Ellátottak pénzbeli juttatásai	4,0			
					5						Egyéb működési célú kiadások	10 599,7			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			7 084,7	
2						**Nemzeti Védelmi Szolgálat**									
				1						*Működési költségvetés*					
					1						Személyi juttatások	4 548,0			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	842,0			
					3						Dologi kiadások	584,5			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			30,9	
4						**Terrorelhárítási Központ**							150,0		
				1						*Működési költségvetés*					
					1						Személyi juttatások	13 618,2			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	2 578,7			
					3						Dologi kiadások	2 399,8			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			908,4	
					7						Felújítások			300,0	
5						**Büntetés-végrehajtás**							2 715,6		
				1						*Működési költségvetés*					
					1						Személyi juttatások	39 812,3			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	7 378,9			
					3						Dologi kiadások	22 930,0			
					4						Ellátottak pénzbeli juttatásai	2,7			
					5						Egyéb működési célú kiadások	747,6			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			2 601,5	
					7						Felújítások			157,7	
					8						Egyéb felhalmozási célú kiadások			113,0	
7						**Rendőrség**							6 134,4		
				1						*Működési költségvetés*					
					1						Személyi juttatások	234 217,6			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	44 300,3			
					3						Dologi kiadások	44 691,3			
					5						Egyéb működési célú kiadások	826,6			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			6 998,5	
					7						Felújítások			459,7	
					8						Egyéb felhalmozási célú kiadások			105,0	
8						**Alkotmányvédelmi Hivatal**							27,4		20,0
				1						*Működési költségvetés*					
					1						Személyi juttatások	8 010,4			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 551,9			
					3						Dologi kiadások	1 243,4			
				2						*Felhalmozási költségvetés*					

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	XIV. FEJEZET Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
					6						Beruházások			106,4	
					7						Felújítások			5 000,0	
					8						Egyéb felhalmozási célú kiadások			20,0	
9						**Nemzetbiztonsági Szakszolgálat**							280,0		23,0
				1						*Működési költségvetés*					
					1						Személyi juttatások	14 170,5			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	2 610,4			
					3						Dologi kiadások	4 479,5			
					5						Egyéb működési célú kiadások	0,4			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			2 705,0	
					8						Egyéb felhalmozási célú kiadások			43,9	
10						**Terrorelhárítási Információs és Bűnügyi Elemző Központ**									
				1						*Működési költségvetés*					
					1						Személyi juttatások	1 196,7			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	228,1			
					3						Dologi kiadások	1 076,8			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			79,6	
12						**BM Országos Katasztrófavédelmi Főigazgatóság**							2 883,2		
				1						*Működési költségvetés*					
					1						Személyi juttatások	56 517,9			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	9 942,0			
					3						Dologi kiadások	9 682,0			
					5						Egyéb működési célú kiadások	18,4			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			3 706,5	
					7						Felújítások			606,7	
					8						Egyéb felhalmozási célú kiadások			18,0	
13						**Bevándorlási és Menekültügyi Hivatal**							454,4		
				1						*Működési költségvetés*					
					1						Személyi juttatások	5 027,4			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	949,1			
					3						Dologi kiadások	3 432,7			
					4						Ellátottak pénzbeli juttatásai	20,0			
					5						Egyéb működési célú kiadások	189,6			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			217,1	
17						**Vízügyi Igazgatóságok**							2 940,7		
				1						*Működési költségvetés*					
					1						Személyi juttatások	15 850,7			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	3 198,1			
					3						Dologi kiadások	11 926,0			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			1 123,1	
20						**Fejezeti kezelésű előirányzatok**									
	1						Ágazati célfeladatok								
		1						Szigetközi vízpótló rendszer üzemeltetése				120,0			
		2						Energia-racionalizálás						100,3	100,3
		50						Víz-, környezeti és természeti katasztrófa kárelhárítás				1 200,0			
		55						A kormányzati hálózatok konszolidációja, kapacitásainak, teljesítményének növelése és intézmények hálózati hozzáféréseinek, kapcsolatainak fejlesztése című európai uniós projekt hazai kiegészítő támogatásának biztosítása				3 000,0			

millió forintban

Cím szám	Alcím szám	Jogcímcsop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcímcsop. név	Jogcím név	Előir. csop. név	XIV. FEJEZET Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
		56						Kormányzati infokommunikációs szolgáltatások				60 962,5		1 059,6	
	2						Alapítványok és társadalmi önszerveződések támogatása								
		2						Társadalmi önszerveződések támogatása							
			3						Országos Polgárőr Szövetség			1 050,0			
			5						Önkéntes tűzoltóegyesületek és mentőszervezetek támogatása			700,0			
			11						Társadalmi szervezetek, alapítványok támogatása			175,0			
			12						Személy-, Vagyonvédelmi és Magánnyomozói Szakmai Kamara egyes feladatainak támogatása			20,0			
	8						Önkormányzati tűzoltóságok eszközfejlesztésének támogatása							225,0	
	9						Önkormányzati tűzoltóságok bérrendezésének támogatása					141,2			
	10						Önkormányzati tűzoltóságok normatív támogatása					1 963,0			
	12						Hivatásos életpályával összefüggő kiadások					14 220,0			
	14						A Víz Keretirányelv végrehajtásához szükséges intézkedési program					400,0			
	15						Hivatásos állomány túlszolgálatának pénzbeli megváltásával összefüggő kiadások					2 786,1			
	17						Hivatásos állomány szolgálatteljesítéssel összefüggő egészségügyi alkalmatlanná válásával kapcsolatos életjáradéka					100,0			
	18						Magyar Rendvédelmi Kar					50,0			
	19						A Nemzeti Bűnmegelőzési Stratégia feladatrendszerének támogatása					822,4			
	20						Hivatásos állomány lakhatási feltételeinek javítása					2 815,0			
	21						Tömeges bevándorlás kezeléséhez kapcsolódó kiadások					15 000,0			
	22						A terrorellenes intézkedések megvalósításához kapcsolódó kiadások					25 100,0			
	25						Európai uniós fejlesztési programok								
		1						Európai Uniós és nemzetközi projektek/programok megvalósításához kapcsolódó kiadások				798,9	465,5	777,0	
		4						Belügyi Alapok							
			1						Belső Biztonsági Alap			2 064,7		12 935,3	
			2						Menekültügyi, Migrációs és Integrációs Alap			1 020,0		100,0	
			3						Belügyi Alapok technikai költségkerete			64,1		40,9	
21						**Központi kezelésű előirányzatok**									
	1						K-600 hírrendszer működtetésére					55,0			

XIV. BELÜGYMINISZTÉRIUM	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**721 842,8**	**26 540,5**	**-695 302,3**
Hazai felhalmozási költségvetés	**33 770,6**	**143,3**	**-33 627,3**
Európai uniós fejlesztési költségvetés	**17 800,9**	**465,5**	**-17 335,4**
XIV. fejezet összesen	**773 414,3**	**27 149,3**	**-746 265,0**

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Elő-ir. csop. név	XV. FEJEZET Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						XV. PÉNZÜGYMINISZTÉRIUM									
1						**Pénzügyminisztérium igazgatása**							7 542,3		28,3
				1						*Működési költségvetés*					
					1						Személyi juttatások	10 520,7			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	2 298,2			
					3						Dologi kiadások	2 220,9			
					5						Egyéb működési célú kiadások	32,3			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			791,0	
					8						Egyéb felhalmozási célú kiadások			28,3	
2						**Nemzeti Adó- és Vámhivatal**							4 893,8		244,9
				1						*Működési költségvetés*					
					1						Személyi juttatások	117 171,6			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	22 167,9			
					3						Dologi kiadások	56 717,2			
					4						Ellátottak pénzbeli juttatásai	2,9			
					5						Egyéb működési célú kiadások	234,8			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			11 465,6	
					7						Felújítások			1 540,0	
					8						Egyéb felhalmozási célú kiadások			244,8	
5						**Közbeszerzési és Ellátási Főigazgatóság**							5 938,0		167,4
				1						*Működési költségvetés*					
					1						Személyi juttatások	4 172,4			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	883,3			
					3						Dologi kiadások	26 190,4			
					5						Egyéb működési célú kiadások	49,2			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			2 423,2	
					7						Felújítások			1 488,5	
8						**Magyar Államkincstár**							26 181,7		
				1						*Működési költségvetés*					
					1						Személyi juttatások	27 088,9			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	5 802,7			
					3						Dologi kiadások	26 963,3			
					5						Egyéb működési célú kiadások	1 615,4			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			2 810,7	
					7						Felújítások			383,7	
					8						Egyéb felhalmozási célú kiadások			21,8	
16						**Európai Támogatásokat Auditáló Főigazgatóság**							1 181,3		191,4
				1						*Működési költségvetés*					
					1						Személyi juttatások	1 066,3			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	269,6			
					3						Dologi kiadások	526,9			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			193,9	
25						**Fejezeti kezelésű előirányzatok**									
	2						Ágazati célelőirányzatok								
		5						Kárrendezési célelőirányzat							
			1						Függő kár kifizetés			250,0			
			2						Járadék kifizetés			3 330,0			

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XV. FEJEZET Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
			3						Tőkésítésre kifizetés			10,0			
		6						Ár- és belvízvédelmi kártalanítási feladatok				0,1			
		7						Hozzájárulás a könyvvizsgálói közfelügyeleti rendszer működtetéséhez				3,0			
		10						Kincstár informatikai stratégiájának végrehajtása				750,0		2 250,0	
		11						Végrehajtási ügyek ellátásához kapcsolódó fejlesztések				7 744,0		556,0	
	4						Területfejlesztési feladatok								
		1						Területfejlesztéssel összefüggő feladatok				463,6		7,0	
		5						Pest megyei fejlesztések				158,0		24 842,0	
	5						Belgazdasági feladatok								
		7						Nagyvállalati beruházási támogatások						15 000,0	
	7						Egyéb fejezeti kezelésű előirányzatok								
		2						Nemzetközi tagdíjak, nemzetközi kapcsolattal összefüggő feladatok				459,9			
		3						A 2007-2013. évek közötti operatív programok visszaforgó pénzeszközeinek felhasználása és kezelése						12 569,5	12 569,5
		4						Nemzetgazdasági programok				131,7			
		7						Fejezeti általános tartalék				200,0			
		8						Az egykori Pénzügyminisztérium épületének rekonstrukciójával összefüggő beruházások támogatása				300,0		13 500,0	
	9						Munkaerőpiaci és képzési feladatok								
		1						Országos Foglalkoztatási Közhasznú Nonprofit Kft. támogatása				242,3		30,0	
	11						Árfolyamkockázat és egyéb, EU által nem térített kiadások								
		1						Uniós programok árfolyam-különbözete				200,0			
		2						Egyéb, EU által nem térített kiadások				500,0			
	20						Európai uniós fejlesztési programok								
		2						Európai Területi Együttműködés (2014-2020)							
			1						Duna Transznacionális Program			592,3	54,7	7,7	
			2						Interreg CENTRAL EUROPE transznacionális együttműködési program			593,6		13,3	
			3						INTERREG EUROPE Interregionális Együttműködési Program			328,9		6,7	
			4						INTERACT III Interregionális Együttműködési Program			11,9			
26						**Központi kezelésű előirányzatok**									
	2						Központi tartalékok								
		1						Rendkívüli kormányzati intézkedések				165 000,0			
		2						Országvédelmi Alap				60 000,0			
		3						Céltartalékok							
			1						Közszférában foglalkoztatottak bérkompenzációja			16 705,2			
			2						Különféle kifizetések			1 300,0			
			3						Ágazati életpályák és bérintézkedések			78 449,1			
			5						Közszolgáltatások fejlesztése			40 000,0			
		4						Beruházás Előkészítési Alap						20 000,0	

XV. PÉNZÜGYMINISZTÉRIUM	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**682 191,8**	**45 737,1**	**-636 454,7**
Hazai felhalmozási költségvetés	**110 146,0**	**13 201,5**	**-96 944,5**
Európai uniós fejlesztési költségvetés	**1 554,4**	**54,7**	**-1 499,7**
XV. fejezet összesen	**793 892,2**	**58 993,3**	**-734 898,9**

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név / Kiemelt előirányzat neve — XVII. FEJEZET	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						XVII. INNOVÁCIÓS ÉS TECHNOLÓGIAI MINISZTÉRIUM				
1						**Innovációs és Technológiai Minisztérium igazgatása**		38 673,6		41,0
				1		*Működési költségvetés*				
					1	Személyi juttatások	10 737,6			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 952,2			
					3	Dologi kiadások	9 581,0			
					4	Ellátottak pénzbeli juttatásai	0,3			
					5	Egyéb működési célú kiadások	25 818,0			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			241,6	
					8	Egyéb felhalmozási célú kiadások			34,0	
4						**Országos Atomenergia Hivatal**		2 651,9		
				1		*Működési költségvetés*				
					1	Személyi juttatások	1 848,3			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	360,3			
					3	Dologi kiadások	2 037,9			
					5	Egyéb működési célú kiadások	658,3			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			148,7	
5						**Magyar Bányászati és Földtani Szolgálat**		2 087,0		
				1		*Működési költségvetés*				
					1	Személyi juttatások	964,2			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	189,8			
					3	Dologi kiadások	737,9			
					5	Egyéb működési célú kiadások	710,3			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			25,7	
6						**Nemzeti Akkreditáló Hatóság**		281,4		
				1		*Működési költségvetés*				
					1	Személyi juttatások	243,9			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	46,2			
					3	Dologi kiadások	174,9			
					5	Egyéb működési célú kiadások	9,0			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			5,0	
7						**Nemzeti Szakképzési és Felnőttképzési Hivatal**		311,0		
				1		*Működési költségvetés*				
					1	Személyi juttatások	1 049,5			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	213,8			
					3	Dologi kiadások	407,9			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			144,7	
8						**Szakképzési Centrumok**		2 463,0		
				1		*Működési költségvetés*				
					1	Személyi juttatások	103 750,1			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	20 407,0			
					3	Dologi kiadások	25 146,7			
					4	Ellátottak pénzbeli juttatásai	862,1			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			187,8	
					7	Felújítások			47,6	
9						**Szellemi Tulajdon Nemzeti Hivatala**		3 758,1		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Elő-ir. csop. név / XVII. FEJEZET — Kiemelt előirányzat neve	2019. évi előirányzat — Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
				1		*Működési költségvetés*				
					1	Személyi juttatások	1 582,3			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	341,5			
					3	Dologi kiadások	1 455,2			
					5	Egyéb működési célú kiadások	156,0			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			223,6	
11						**Kormányzati Informatikai Fejlesztési Ügynökség**		474,0		
				1		*Működési költségvetés*				
					1	Személyi juttatások	1 269,2			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	244,5			
					3	Dologi kiadások	4 089,7			
					5	Egyéb működési célú kiadások	0,7			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			9,7	
20						**Fejezeti kezelésű előirányzatok**				
	32					Közlekedési ágazati programok				
		1				A közösségi közlekedés összehangolása	447,2		6,0	
		2				Közúthálózat fenntartás és működtetés	90 288,5	1 800,0		
		3				Útdíj rendszerek működtetése	26 500,0			
		6				Belvízi hajózási alapprogram			0,1	
		10				Vasúthálózat fejlesztése	62,1		17 756,6	
		11				Közúti közlekedésbiztonság javítása és szakképzési feladatok	1 878,6	2 200,0	400,0	
		12				Közúti közlekedéssel összefüggő környezetvédelmi feladatok	195,0	220,0	25,0	
		13				Zajtérképezés EU tagállami feladatai	67,0		12,0	
		28				Kiemelt közúti projektek	1 175,9		313 180,3	
		29				Légiszállítási szolgáltatások	926,0			
		30				Közúthálózat felújítása	69,8		19 930,2	
		33				Budapest-Belgrád vasútvonal magyarországi szakaszának felújítása	2 320,4		3 479,6	
		34				Határ menti közúti fejlesztések előkészítése	3,2		923,7	
		37				Kerékpáros létesítmények működtetése	827,0		200,0	
		39				Regionális repülőterek működésének támogatása	429,3			
		41				Kőszeg városkörnyéki közösségi közlekedés fejlesztése	10,5		666,9	
		43				Tengelysúly-mérő rendszer üzemeltetése	2 148,1			
		44				Határkikötők működtetése	260,4			
		45				Folyami információs szolgáltatások üzemeltetése	549,0			
		49				Kerékpáros létesítmények fejlesztése	37,2		10 637,1	
		50				Városi közúti projektek	4,4		1 265,6	
	33					Hazai fejlesztési programok				
		2				Hungaroring Sport Zrt. támogatása	13 489,7			
		3				Gazdaságfejlesztést szolgáló célelőirányzat	2 900,0			
		4				Hazai fejlesztési programok célelőirányzat	21,8			
		5				Intézményi kezességi díjtámogatások	1 403,6			
		6				Balaton fejlesztési feladatok támogatása	50,0		170,0	
		24				Nemzeti Vágta rendezvény megvalósítása	180,0			
	34					Infokommunikációs ágazati programok				
		1				Infokommunikációs szolgáltatások, konszolidáció	1 243,7			
		2				Nemzeti Infokommunikációs Stratégia (NIS) végrehajtásához kapcsolódó feladatok	9 831,0		1 093,0	
	35					Klíma-, energia- és zöldgazdaság-politikai ágazati programok				
		1				Uránércbánya hosszú távú környezeti kárelhárítás	660,1		150,4	
		2				Épületenergetikai pályázati program	1,4		398,6	
		4				Zöldgazdaság Finanszírozási Rendszer	2 721,9		24 313,5	

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név / Kiemelt előirányzat neve — XVII. FEJEZET	2019. évi előirányzat: Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
		5				Bányanyitási feladatok kiadásai	249,2			
		13				LIFE Program önerő támogatás	410,0			
		14				Víziközművek Állami Rekonstrukciós Alapja	17,4		1 482,6	
		15				Hulladék-gazdálkodási feladatok támogatása	14 650,0			
		16				Karolina bánya külfejtés tájrendezése	2 008,0			
		17				Az Országos Hulladékgazdálkodási Terv megvalósításával összefüggő feladatok	150,0			
	37					Közreműködő szervezetek közhasznú tevékenységének támogatása				
		3				Épületenergetikával és energiahatékonysággal összefüggő feladatok ellátása	135,0		15,0	
	38					Egyéb feladatok				
		1				Nemzetközi tagdíjak	504,1			
		2				Magán és egyéb jogi személyek kártérítése	53,9			
		3				Kormányzati szakpolitikai feladatok	3 400,2			
		10				Az NFP Nemzeti Fejlesztési Programiroda Nonprofit Kft. szakmai feladatai	1 087,6			
		14				Megyei (fővárosi) kereskedelmi és iparkamarák mellett működő békéltető testületek támogatása	400,0			
		15				Fogyasztói érdekek képviseletét ellátó egyesületek támogatása	81,0			
		17				Bányabezárás	1 031,5		7,0	
		18				MFK NKft. működési támogatása	150,0			
		24				A hulladékgazdálkodási ideiglenes közszolgáltatás indokolt többletköltségei és kapcsolódó kártalanítása	100,0			
		25				NFSI Nkft. működési támogatás	44,7			
		30				Kiemelt nemzeti emlékhely környezete rekonstrukciójának támogatása			600,0	
	60					Európai uniós fejlesztési programok				
		1				Európai Hálózatfinanszírozási Eszköz (CEF) projektek	1 963,4		152 487,5	
	64					Belgazdasági feladatok				
		1				Teljesítésigazolási Szakértői Szerv működési támogatása	150,5		0,5	
		2				Az ágazat védelmi felkészítésének állami feladatai a honvédelmi törvény alapján	4,2			
		3				Nemzetközi szabványosítási feladatok	170,0			
		4				Irinyi terv végrehajtása				
			1			Irinyi Terv iparstratégiai támogatásai	1 250,0		1 250,0	
			2			Beszállítói-fejlesztési Program	500,0		2 500,0	
			4			Ipar 4.0. program			1 500,0	
		5				Az építőipari ágazat technológiai korszerűsítésére, hatékonyságának növelésére irányuló támogatás			6 000,0	
		8				MKIK támogatása	50,0			
	65					Munkaerőpiaci és képzési feladatok				
		1				Szakképzési Centrumok által ellátott felnőttoktatási tevékenység finanszírozása	12 000,0			
		3				Váci Fejlesztő Központ létrehozása és működtetése	332,0			
	66					Kutatási és fejlesztési feladatok				
		1				MTA kutatóintézetek, kutatóhelyek támogatása	20 110,6			
		2				Európai Uniós és hazai kutatóintézeti pályázatok támogatása	694,2			
		3				Infrastruktúra fejlesztés és központi kezelésű felújítások támogatása	542,0		1 323,8	
		4				Akadémiai kiválósági programok támogatása	3 218,3		343,2	
		5				Kutatói pályázatok támogatása	1 839,6			
		6				Kutatási kiválóság támogatása	12 163,7		550,1	
		7				Felsőoktatási kiválósági programok támogatása	27 173,8		1 905,6	
21						**Központi kezelésű előirányzatok**				
	1					Közszolgáltatások ellentételezése				
		1				Közlekedési közszolgáltatások költségtérítése				
			1			A vasúti pályahálózat működtetésének költségtérítése	98 113,0			

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XVII. FEJEZET Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
			2						Vasúti személyszállítási közszolgáltatások költségtérítése			168 372,1			
			3						Autóbusszal végzett személyszállítási közszolgáltatások költségtérítése			65 300,3			
			4						Vasúti személyszállítás korábbi költségtérítéseinek elszámolása			4 747,5			
			6						Elővárosi közösségi közlekedés költségtérítése			12 997,3			
	3						Tulajdonosi joggyakorlással kapcsolatos bevételek és kiadások								
		2						Koncessziós bevételek							
			1						Bányakoncessziós díj				1 500,0		
		3						Kibocsátási egységek értékesítéséből származó bevételek							
			1						Légiközlekedési kibocsátási egységek értékesítési bevétele						192,4
			2						Egyéb kibocsátási egységek értékesítési bevétele						53 686,0
	5						Mecseki uránbányászok baleseti járadékainak és egyéb kártérítési kötelezettségeinek átvállalása					200,0			

XVII. INNOVÁCIÓS ÉS TECHNOLÓGIAI MINISZTÉRIUM	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**832 150,8**	**56 420,0**	**-775 730,8**
Hazai felhalmozási költségvetés	**413 154,8**	**53 919,4**	**-359 235,4**
Európai uniós fejlesztési költségvetés	**154 450,9**	**0,0**	**-154 450,9**
XVII. fejezet összesen	**1 399 756,5**	**110 339,4**	**-1 289 417,1**

millió forintban

Cím szám	Alcím szám	Jogcímcsop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcímcsop. név	Jogcím név	Előir. csop. név	XVIII. F E J E Z E T Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						XVIII. KÜLGAZDASÁGI ÉS KÜLÜGYMINISZTÉRIUM									
1						**Külgazdasági és Külügyminisztérium központi igazgatása**							188,6		16,0
				1						*Működési költségvetés*					
					1						Személyi juttatások	7 096,7			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 382,6			
					3						Dologi kiadások	2 950,3			
					4						Ellátottak pénzbeli juttatásai	76,3			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			176,6	
					7						Felújítások			50,0	
					8						Egyéb felhalmozási célú kiadások			16,0	
2						**Külképviseletek igazgatása**							6 359,9		110,0
				1						*Működési költségvetés*					
					1						Személyi juttatások	51 827,3			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	6 349,8			
					3						Dologi kiadások	15 776,4			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			16 085,8	
					7						Felújítások			2 420,0	
					8						Egyéb felhalmozási célú kiadások			145,6	
4						**Információs Hivatal**							180,0		46,2
				1						*Működési költségvetés*					
					1						Személyi juttatások	5 755,3			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 031,9			
					3						Dologi kiadások	5 617,8			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			1 615,2	
					7						Felújítások			107,3	
					8						Egyéb felhalmozási célú kiadások			90,0	
5						**Nemzeti Befektetési Ügynökség**							76,0		4,0
				1						*Működési költségvetés*					
					1						Személyi juttatások	1 141,4			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	227,1			
					3						Dologi kiadások	1 346,9			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			70,0	
					8						Egyéb felhalmozási célú kiadások			20,0	
7						**Fejezeti kezelésű előirányzatok**									
	1						Célelőirányzatok								
		1						Beruházás ösztönzési célelőirányzat				200,0		49 800,0	
		2						Kötött segélyhitelezés				15 025,2			
		3						Külgazdaság fejlesztési célelőirányzat				5 000,0			
		4						Kereskedelemfejlesztési célú támogatások				500,0			
		5						Közép-európai külgazdaságfejlesztési célelőirányzat				1 490,7			
		6						Külgazdasági és Külügyminisztérium felügyelete alá tartozó szervezetek és szakmai programok támogatása				247,0			
		15						Kulturális diplomáciai projektek támogatása				400,0			
		16						Állami protokoll támogatása				250,0			
		18						A Magyar Foundation of North America támogatása				612,4			
		19						Űrtevékenységekkel kapcsolatos feladatok				2 230,7			
		20						Budapesti Víz Világtalálkozó megrendezése				500,0			
	2						Államháztartáson kívüli szervezetek támogatása								
		1						Európai Területi Társulások támogatása				200,0			

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Elő-ir. csop. név	XVIII. FEJEZET Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
		2						Gül Baba Türbéje Örökségvédő Alapítvány támogatása				654,8		41,4	
		3						Demokrácia Központ Közalapítvány támogatása				365,0			
		5						Külföldi magyar emlékek megőrzése				40,0			
		19						Vízipari külpiaci tevékenységet elősegítő program támogatása				200,0			
		20						Határon Átnyúló Kezdeményezések Közép-európai Segítő Szolgálata				70,0			
		21						Határon túli gazdaságfejlesztési programok támogatása				4 000,0		46 000,0	
	3						Nemzetközi tagdíjak és európai uniós befizetések								
		1						Nemzetközi tagdíjak és kötelező jellegű, önkéntes hozzájárulások				7 211,1			
		2						Európai uniós befizetések				9 487,6			
		3						Az afgán nemzeti biztonsági erők fenntartásához szükséges pénzügyi hozzájárulás				143,0			
	4						Nemzetközi fejlesztési együttműködés és humanitárius segélyezés								
		1						Nemzetközi Fejlesztési Együttműködés				200,0			
	5						Peres ügyek					9,9			
	7						Fejezeti általános tartalék					500,0			
8						**Központi kezelésű előirányzatok**									
	1						Vállalkozások folyó támogatása								
		1						Normatív támogatások							
			1						Eximbank Zrt. kamatkiegyenlítése			20 500,0			

XVIII. KÜLGAZDASÁGI ÉS KÜLÜGYMINISZTÉRIUM	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**170 617,2**	**6 804,5**	**-163 812,7**
Hazai felhalmozási költségvetés	**116 637,9**	**176,2**	**-116 461,7**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
XVIII. fejezet összesen	**287 255,1**	**6 980,7**	**-280 274,4**

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név — XIX. FEJEZET — Kiemelt előirányzat neve	2019. évi előirányzat: Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						XIX. UNIÓS FEJLESZTÉSEK				
2						**Fejezeti kezelésű előirányzatok**				
	4					Nemzeti Stratégiai Referenciakeret				
		2				Közlekedés Operatív Program	40,0		960,0	
	5					Területi Együttműködés				
		1				Európai Területi Együttműködés				
			10			ENPI HU-SK-RO-UA együttműködési program	19,2	19,2	0,8	0,8
	6					Egyéb uniós előirányzatok				
		8				EGT, Norvég Alap támogatásból megvalósuló projektek 2014-2021	5 653,2		1 502,8	
	7					Szakmai fejezeti kezelésű előirányzatok				
		1				EU támogatások felhasználásához szükséges technikai segítségnyújtás	521,7		15,8	
		2				Széchenyi Programiroda Tanácsadó és Szolgáltató Nonprofit Kft uniós feladatainak támogatása	600,0		200,0	
		3				Komplex nemzeti térségfejlesztési programok európai uniós támogatásához kapcsolódó projektek előkészítése	100,0		100,0	
		8				Állami költségvetési kedvezményezettek sajáterő támogatása	392,9		23 438,9	
	8					Európai uniós programokhoz kapcsolódó tartalék	5 026,4			
	9					2014-2020 közötti kohéziós politikai operatív programok				
		1				Gazdaságfejlesztés és Innovációs OP (GINOP)	200 053,1		340 554,0	
		2				Versenyképes Közép-Magyarország OP (VEKOP)	38 232,7		16 547,5	
		3				Terület- és Településfejlesztési OP (TOP)	5 742,5		61 727,5	
		4				Integrált Közlekedésfejlesztési OP (IKOP)	68,5		474 960,9	
		5				Környezet és Energetikai Hatékonysági OP (KEHOP)	13 114,4		95 296,2	
		6				Emberi Erőforrás Fejlesztési OP (EFOP)	117 794,1		49 952,8	
		7				Közigazgatás- és Közszolgáltatás Fejlesztési OP (KÖFOP)	84 964,0		1 242,9	
		8				Rászoruló Személyeket Támogató OP (RSZTOP)	462,6			
	10					Európai Területi Együttműködés (2014-2020)				
		6				ETE határmenti programok 2014-2020				
			1			SKHU ETE program	1 427,7	1 721,5	1 892,3	737,5
			2			ROHU ETE program	3 789,2	819,0	6 451,8	351,0
			3			HU-SER IPA program	2 937,7	2 581,7	2 041,3	1 106,3
			4			HU-CRO ETE program	1 951,9	738,5	797,1	316,5
			5			AU-HU ETE program	3 813,1	1 074,4	158,9	460,6
			6			SI-HU ETE program	749,7	396,9	15,3	170,1
			7			ENI programok	95,3		3,7	
	12					Vidékfejlesztési és halászati programok 2014-2020				
		1				Vidékfejlesztési Program	206 721,4		23 755,6	
		2				Magyar Halgazdálkodási Operatív Program	3 289,4		510,6	
		3				Vidékfejlesztési és halászati programok technikai segítségnyújtása	1 067,4			

XIX. UNIÓS FEJLESZTÉSEK	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**7 708,4**	**0,0**	**-7 708,4**
Hazai felhalmozási költségvetés	**23 754,7**	**0,0**	**-23 754,7**
Európai uniós fejlesztési költségvetés	**1 769 291,7**	**10 494,0**	**-1 758 797,7**
XIX. fejezet összesen	**1 800 754,8**	**10 494,0**	**-1 790 260,8**

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XX. FEJEZET Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						XX. EMBERI ERŐFORRÁSOK MINISZTÉRIUMA									
1						**Emberi Erőforrások Minisztériuma igazgatása**							1 936,8		
				1						*Működési költségvetés*					
					1						Személyi juttatások	10 890,0			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	2 069,3			
					3						Dologi kiadások	5 593,3			
					5						Egyéb működési célú kiadások	777,9			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			106,8	
					7						Felújítások			5,6	
2						**Szociális és gyermekvédelmi intézményrendszer**									
	3						Szociális és gyermekvédelmi, gyermekjóléti feladatellátás és irányítás intézményei						25 292,0		0,3
				1						*Működési költségvetés*					
					1						Személyi juttatások	88 133,0			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	15 107,6			
					3						Dologi kiadások	24 055,9			
					4						Ellátottak pénzbeli juttatásai	3 823,9			
					5						Egyéb működési célú kiadások	40,3			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			544,4	
					7						Felújítások			509,0	
3						**Nemzeti Sportközpontok**							3 126,5		3,0
				1						*Működési költségvetés*					
					1						Személyi juttatások	3 703,9			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	694,3			
					3						Dologi kiadások	8 905,4			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			1 794,1	
					7						Felújítások			38,0	
4						**Egyéb kulturális intézmények**							242,6		1,2
				1						*Működési költségvetés*					
					1						Személyi juttatások	1 279,2			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	232,8			
					3						Dologi kiadások	781,5			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			141,4	
					8						Egyéb felhalmozási célú kiadások			1,2	
5						**Egyetemek, főiskolák**							320 214,8		29 167,3
				1						*Működési költségvetés*					
					1						Személyi juttatások	232 885,3			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	41 286,0			
					3						Dologi kiadások	190 180,0			
					4						Ellátottak pénzbeli juttatásai	34 900,7			
					5						Egyéb működési célú kiadások	5 096,4			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			44 171,8	
					7						Felújítások			18 894,0	
					8						Egyéb felhalmozási célú kiadások			74,0	
6						**Egyéb oktatási intézmények**									
	1						Oktatási Hivatal						688,3		
				1						*Működési költségvetés*					
					1						Személyi juttatások	4 492,3			

millió forintban

Cím szám	Alcím szám	Jogcímcsop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcímcsop. név	Jogcím név	Előir. csop. név	XX. FEJEZET Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	863,6			
					3						Dologi kiadások	1 438,0			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			8,0	
7						**Egészségügyi és gyógyszerészeti hatósági feladatokat ellátó intézmények**									
	1						Országos Gyógyszerészeti és Élelmezés-egészségügyi Intézet						3 263,5		
				1						*Működési költségvetés*					
					1						Személyi juttatások	2 155,3			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	366,3			
					3						Dologi kiadások	765,0			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			102,7	
					7						Felújítások			20,0	
8						**Rendszerváltás Történetét Kutató Intézet és Archívum**									
				1						*Működési költségvetés*					
					1						Személyi juttatások	177,9			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	34,6			
					3						Dologi kiadások	87,7			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			5,0	
9						**VERITAS Történetkutató Intézet**							15,4		
				1						*Működési költségvetés*					
					1						Személyi juttatások	334,4			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	67,0			
					3						Dologi kiadások	346,9			
10						**Gyógyító-megelőző ellátás szakintézetei**									
	1						Állami Egészségügyi Ellátó Központ						2 158,7		
				1						*Működési költségvetés*					
					1						Személyi juttatások	23 361,4			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	2 696,0			
					3						Dologi kiadások	3 712,1			
					5						Egyéb működési célú kiadások	241,6			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			179,4	
					7						Felújítások			30,0	
	2						Gyógyító-megelőző ellátás intézetei						574 676,7		27,3
				1						*Működési költségvetés*					
					1						Személyi juttatások	284 952,1			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	54 099,9			
					3						Dologi kiadások	229 463,7			
					4						Ellátottak pénzbeli juttatásai	56,4			
					5						Egyéb működési célú kiadások	81,8			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			8 094,2	
					7						Felújítások			1 235,8	
					8						Egyéb felhalmozási célú kiadások			37,8	
	3						Országos Sportegészségügyi Intézet						1 391,8		
				1						*Működési költségvetés*					
					1						Személyi juttatások	1 063,7			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	209,3			
					3						Dologi kiadások	351,4			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			5 058,6	

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XX. FEJEZET Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
11						**Közgyűjtemények**							4 252,6		5,5
				1						*Működési költségvetés*					
					1						Személyi juttatások	10 992,3			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	2 094,8			
					3						Dologi kiadások	5 772,8			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			1 647,3	
					7						Felújítások			397,6	
12						**Művészeti intézmények**							7 423,4		
				1						*Működési költségvetés*					
					1						Személyi juttatások	9 053,2			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 923,1			
					3						Dologi kiadások	7 377,2			
					5						Egyéb működési célú kiadások	0,5			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			811,7	
					7						Felújítások			177,6	
13						**Kopp Mária Intézet a Népesedésért és a Családokért**									
				1						*Működési költségvetés*					
					1						Személyi juttatások	350,0			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	65,4			
					3						Dologi kiadások	210,0			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			20,0	
14						**Országos Mentőszolgálat**							38 461,8		
				1						*Működési költségvetés*					
					1						Személyi juttatások	26 224,0			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	5 127,0			
					3						Dologi kiadások	8 893,5			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			7 710,0	
16						**Országos Közegészségügyi Intézet**							1 651,7		
				1						*Működési költségvetés*					
					1						Személyi juttatások	1 030,6			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	228,8			
					3						Dologi kiadások	11 115,7			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			60,8	
					7						Felújítások			4,3	
17						**Országos Vérellátó Szolgálat**							11 842,1		
				1						*Működési költségvetés*					
					1						Személyi juttatások	4 293,6			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	904,4			
					3						Dologi kiadások	8 055,6			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			480,0	
					7						Felújítások			70,0	
18						**Klebelsberg Központ**							7 000,0		
				1						*Működési költségvetés*					
					1						Személyi juttatások	431 621,1			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	80 790,1			
					3						Dologi kiadások	77 419,8			
					4						Ellátottak pénzbeli juttatásai	1 677,7			

millió forintban

Cím szám	Alcím szám	Jogcímcsop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcímcsop. név / Jogcím név / Előir. csop. név — XX. FEJEZET — Kiemelt előirányzat neve	2019. évi előirányzat — Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
				2		*Felhalmozási költségvetés*				
					6	Beruházások			9 376,4	
					7	Felújítások			112,5	
19						**Emberi Erőforrás Támogatáskezelő**		1 025,8		40,5
				1		*Működési költségvetés*				
					1	Személyi juttatások	1 366,3			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	265,8			
					3	Dologi kiadások	456,6			
					5	Egyéb működési célú kiadások	134,2			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			49,6	
20						**Fejezeti kezelésű előirányzatok**				
	2					Normatív finanszírozás				
		2				Nem állami felsőoktatási intézmények támogatása	23 560,4			
		3				Köznevelési célú humánszolgáltatás és működési támogatás	230 328,8			
		4				Hit- és erkölcstanoktatás és tankönyvtámogatás	6 580,1			
		5				Köznevelési szerződések	3 846,7			
	3					Felsőoktatási feladatok támogatása				
		1				Felsőoktatás speciális feladatai	669,2			
		2				Lakitelek Népfőiskola támogatása	625,0			
		5				Francia Egyetem kialakítása a Szegedi Tudományegyetemen	39,8			
		6				Felsőoktatási vagyongazdálkodási feladatok			2 000,0	
		7				Szegedi Tudományegyetem infrastrukturális fejlesztése			7 653,6	
	4					Köznevelési feladatok támogatása				
		4				Köznevelés speciális feladatainak támogatása	1 770,8			
		5				Nemzeti Tehetség Program	3 178,6		190,0	
		9				Tarpai sportkollégium támogatása	100,0			
		11				Kis létszámú hit- és erkölcstanoktatás kiegészítő támogatása	800,0			
		12				Erzsébet gyermek- és ifjúsági táborok támogatása	4 405,8		8 550,0	
	5					Egyéb feladatok támogatása				
		1				I. világháborús centenáriumi megemlékezések	1 000,0			
		4				Peres ügyek	1 425,1			
		5				Autista gyermekeket gondozó központ támogatása, Lakitelek	50,0			
		6				László Gyula Intézet támogatása	80,0			
		7				Hangszercsere program			3 000,0	
		15				"Útravaló" ösztöndíj program	680,0			
		18				Határon túli oktatási és kulturális feladatok támogatása				
			1			Határon túli felsőoktatási feladatok támogatása	799,5			
			2			Határon túli kulturális feladatok támogatása	97,5			
			4			Határon túli köznevelési feladatok támogatása	231,5		5,0	
		19				Szociális ágazati fejlesztések, szolgáltatások és programok támogatása	34,8			
	8					Nemzetközi kapcsolatok programjai				
		1				Nemzetközi kétoldalú oktatási és képzési programok	880,0			
		2				Európai Uniós és nemzetközi oktatási és képzési programok	687,3			
		3				Waclaw Felczak Alap	310,1			
		5				Kétoldalú munkatervi feladatok				
			2			Kétoldalú kulturális munkatervi feladatok	4,0			
		10				Kulturális és oktatási szakdiplomáciai feladatok				
			2			Kulturális szakdiplomáciai feladatok	5,4			
	9					EU-tagsággal kapcsolatos feladatok				
		6				EU-tagságból eredő együttműködések				
			2			EU-tagságból eredő kulturális együttműködések	12,3			
	11					Kulturális feladatok és szervezetek támogatása				

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XX. FEJEZET Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
		1						Filmszakmai támogatások				144,8			
		3						Az Ópusztaszeri Nemzeti Történeti Emlékpark támogatása				228,8			
		5						Kiemelt és/vagy közösségi nemzetközi és hazai kulturális fesztiválok és események támogatása				750,0			
	12						Közkultúra, kulturális vidékfejlesztés és nemzetiségi kultúra								
		7						Közkultúra, kulturális vidékfejlesztés és nemzetiségi kultúra támogatása							
			1						Közgyűjteményi szakmai feladatok - közgyűjtemények nemzeti értékmentő programja			504,1		28,3	
			2						Közművelődési szakmai feladatok			1 355,0		417,7	
			3						Kulturális szakemberek továbbképzése			119,8			
			4						Csoóri Sándor Alap			4 997,0			
			6						NMI Művelődési Intézet Nonprofit Közhasznú Kft. támogatása			1 800,0			
			7						Közgyűjteményi Digitalizálási Stratégia megvalósítása			1 257,4		242,6	
	13						Művészeti tevékenységek								
		1						A Magyar Rádió Zenei együtteseinek támogatása				300,0			
		4						Művészeti tevékenységek és egyéb fejezeti feladatok támogatása				634,7		12,4	
		5						Előadóművészeti törvény végrehajtásából adódó feladatok (működési és művészeti pályázatok)				1 441,3			
		9						Közkönyvtári kölcsönzési jogdíjak				79,2			
		10						Művészeti nyugdíjsegélyek megtérítése				1 579,9			
		11						A Budapesti Tavaszi Fesztivál és a Budapesti Őszi Fesztivál megrendezésének támogatása				1 950,0			
		12						Egyéb színházi támogatások				63,4			
		13						A 100 Tagú Cigányzenekar támogatása				30,0			
	14						A kábítószer-fogyasztás megelőzésével kapcsolatos feladatok					518,8			
	15						Gyermek és ifjúsági szakmai feladatok								
		3						Ifjúságpolitikai feladatok támogatása							
			2						Gyermek és ifjúsági szakmafejlesztési célok			1 183,9		60,1	
			3						Báthory István Magyar-Litván Együttműködési Alap			3,0			
			4						Gyermek és Ifjúsági Alapprogram támogatása			80,0			
			5						Új Nemzedék Központ Nonprofit Közhasznú Kft. támogatása			300,0			
			6						Fiatalok első sikeres nyelvvizsgájának támogatása			2 788,0			
			7						Fiatalok vezetői engedélyének megszerzésével összefüggő hozzájárulás			1 676,0			
	16						Szociális szolgáltatások és egyéb szociális feladatok támogatása								
		1						Szociális és gyermekjóléti szolgáltatások fejlesztése, szakmai feladatok támogatása				67,3			
		3						Család- és ifjúságügyi fejlesztések, szolgáltatások és programok támogatása				35,2			
		6						Családpolitikai Programok				2 894,6			
		7						Családpolitikai célú pályázatok				65,0		18,0	
	17						Egyes szociális pénzbeli támogatások								
		1						Gyermekvédelmi Lakás Alap				1 240,0			
		6						Mozgáskorlátozottak szerzési és átalakítási támogatása				841,0			
		7						GYES-en és GYED-en lévők hallgatói hitelének célzott támogatása				490,0			
	18						Gyermekvédelmi szolgáltatások fejlesztése					83,8		30,0	
	19						Szociális célú humánszolgáltatások								
		1						Szociális célú nem állami humánszolgáltatások támogatása				103 756,7			
		4						Közösségi ellátások, utcai szociális munka, krízisközpont és a Biztos Kezdet Gyerekház finanszírozása				2 138,6			
		7						Szociális, gyermekjóléti és gyermekvédelmi feladatok ellátási szerződésekkel történő finanszírozása				980,9			
		8						Szociális humánszolgáltatók részére biztosított szociális- és gyermekvédelmi ágazati pótlék, és egyéb ágazati bérrendezéssel összefüggő támogatások				9 956,8			

millió forintban

XX. FEJEZET

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Elő-ir. csop. név	Kiemelt előirányzat neve	2019. évi előirányzat: Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
		9						Állami és köztestületi szociális intézmények részére biztosított ágazati pótlék				22,4			
		10						Egyes szociális és gyermekvédelmi szolgáltatások fejlesztési támogatása				300,0		869,4	
		11						Szociális humánszolgáltatásokkal kapcsolatos egyéb bérintézkedés				6 900,0			
	20						Társadalmi kohéziót erősítő tárcaközi integrációs szociális programok								
		3						Család, esélyteremtési és önkéntes házak, továbbá egyéb esélyteremtési programok támogatása				173,2		4,0	
		4						Az Országos Kríziskezelő és Információs Telefonközpont működésének támogatása				51,8		0,7	
		6						Fogyatékos személyek esélyegyenlőségét elősegítő programok támogatása				259,9			
		8						Jelnyelvi tolmácsszolgáltatás és elemi látásrehabilitáció támogatása				555,0			
		12						Hajléktalanokhoz kapcsolódó közfeladatok ellátása				496,4			
		13						Autista otthonok, értelmi sérült és halmozottan fogyatékosokat ellátó lakóotthonok támogatása				190,0			
	22						Egészségügyi ágazati előirányzatok								
		2						Egészségügyi ellátási és fejlesztési feladatok				1 201,6		4 000,0	
		3						Légimentés				2 133,9			
		6						Nem központi fenntartású Egészségfejlesztési Irodák támogatása				957,6			
		7						A kollegiális vezetői rendszer működtetése				990,4			
		10						Egészségügyi dolgozók Hepatitis C vírus szűrése, kezelése				600,0			
		11						Nemzeti innovációs onkogenomikai és precíziós onkoterápiás programok elindítása, fejlesztése				500,0			
		13						Kisforgalmú gyógyszertárak működtetési támogatása				1 050,0			
		19						Patika hitelprogram kamattámogatása				370,0			
		20						Egészségügyi szakképzési (rezidens) rendszer működésének támogatása				4 163,1			
		24						Egészségügyi intézmények fejlesztése és rendkívüli támogatása				5 510,2	5 510,2	4 000,0	
		25						Egészséges Budapest Program				4 995,0		36 978,2	
		26						Egyházi fenntartású egészségügyi intézmények kiegészítő támogatása				300,0			
		28						Nemzeti Népegészségügyi Stratégiával összefüggő feladatok				7 926,0			
		29						Természetes fogamzássegítés				140,0			
		30						Budapesti Szent Ferenc Kórház fejlesztése						997,4	
		31						A Magyarországi Zsidó Hitközségek Szövetsége Szeretetkórház fejlesztése						2 507,4	
		32						Nővérszálló fejlesztés						400,0	
	23						Sporttevékenység támogatása								
		4						Versenysport támogatása				5 519,4			
		5						Országos sportági szakszövetségek akadémia rendszerének kialakítása, továbbá az MLSZ feladatainak támogatása				7 150,0			
		6						Az olimpiai mozgalommal összefüggő, valamint egyéb, a sport stratégiai fejlesztését szolgáló feladatok támogatására							
			1						Versenysport és olimpiai felkészülés szakmai támogatása			2 210,0			
			2						Sporteredmények, sportszakmai tevékenység anyagi elismerése			3 167,2			
			4						Doppingellenes tevékenység sportszakmai feladatai			187,7			
			7						Utánpótlás-nevelési feladatok			2 414,1			
			8						Fogyatékosok sportjának támogatása			460,0			
			10						Nem olimpiai sportágak szakmai támogatása			376,0			
		7						Sportteljesítmények elismerése, megbecsülése				140,2			
		9						Sportegészségügyi ellátás támogatása				217,7		18,0	
		23						Szabadidősport támogatása				522,4			
		24						Diák- és hallgatói sport támogatása				640,7			
		25						Sport népszerűsítésével összefüggő kiadások				25,0			

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XX. FEJEZET Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
		28						Stratégiai és sporttudományi innovációs folyamatok működtetése és projektjei				32,7			
		29						Sportági fejlesztési koncepciók megvalósításával összefüggő feladatok támogatása				12 379,4			
		30						Kiemelt sportegyesületek működésének támogatása				3 400,0			
		31						Sport-táplálkozástudományi intézmény fejlesztése, fenntartása				141,9			
		34						A 2019. évi Maccabi Európa Játékok (EMG 2019) Budapesten történő megrendezésének támogatása				920,0			
		35						Magyar Országos Korcsolyázó Szövetség támogatása				500,0			
		38						Magyar Természetjáró Szövetség támogatása				450,0			
	24						Sportlétesítmények fejlesztése és kezelése								
		11						Sportlétesítmények fejlesztése és fenntartása							
			2						Állami, önkormányzati és egyéb sportlétesítmények fejlesztése, fenntartása			5 042,8		55,4	
		12						Magyar Sport Háza támogatása				208,7		57,5	
		21						Székesfehérvári Sóstói Stadion fejlesztésének támogatása				130,0		1 170,0	
		29						Tornaterem-építési program				289,8		2 679,2	
		30						Tanuszoda-fejlesztési program				289,8		2 679,2	
		34						Gödöllői uszoda beruházás				77,1		1 023,4	
		36						Kiemelt sportegyesületek sportlétesítmény fenntartásának és üzemeltetésének támogatása				3 388,6			
		38						Veszprémi uszoda beruházás				101,8		1 676,0	
		39						Kültéri sportparkok fejlesztése				154,7		2 344,7	
		40						Egyedi sportlétesítmény-fejlesztések támogatása				358,5		4 404,0	
		42						Dunaújvárosi Kézilabda Akadémia támogatása				199,4		1 794,6	
		44						Váci multifunkcionális sport- és rendezvénycsarnok				196,9		1 771,3	
		50						Maccabi Játékok sportinfrastruktúra fejlesztése				908,7		14 411,6	
		62						Pécsi Vasutas Sportkör sportinfrastruktúra-fejlesztéseinek támogatása				150,6		1 354,7	
		63						Határon túli sportinfrastruktúra fejlesztések támogatása				40,5		364,5	
		66						Kiemelt sportegyesületek sportlétesítmény-fejlesztéseinek támogatása				41,9		377,0	
		67						Honvédelmi Sportközpontok fejlesztése				542,6		7 457,4	
		68						Biatorbágyi Általános Iskola beruházása				227,4		3 884,2	
		69						Margitszigeti Nemzeti Tenisz Versenyközpont				228,6		771,4	
		70						Újpesti Torna Egylet sportlétesítmény-fejlesztési program				189,9		1 709,0	
		71						Budakalász Város Önkormányzat iskolaberuházás				149,4		1 344,3	
		74						A 16 kiemelt sportág sportlétesítmény-fejlesztésének támogatása				313,0		7 707,6	
	25						Felújítások központi támogatása, egyéb fejlesztési támogatások								
		2						Köznevelési intézmények felújítása, beruházása						136,9	
		15						MOME Campus - Kreatív Innovációs és Tudáspark kialakítása				797,5		2 726,6	
		51						Nevelési, oktatási intézmények felújítása, beruházása				168,5		2 829,8	
	26						Alapítványok, közalapítványok által ellátott feladatok és általuk fenntartott intézmények támogatása								
		1						Oktatási alapítványok, közalapítványok							
			2						Közalapítvány a Budapesti Német Nyelvű Egyetemért			184,3			
			14						Autizmus Alapítvány			30,8			
		2						Kulturális alapítványok, közalapítványok							
			10						Egyéb kulturális alapítványok működési és programtámogatása			1 296,8			
			12						Trianon Múzeum Alapítvány (Várpalotai Trianon Múzeum) támogatása			100,0			
	27						Nemzeti Pedagógus Kar működtetésének támogatása					64,0			
	28						Gazdasági társaságok által ellátott feladatok támogatása					12 561,6			
	30						Társadalmi, civil és non-profit szervezetek működési támogatása								
		22						Oktatási társadalmi, civil és non-profit szervezetek							
			2						Oktatási társadalmi szervezetek, szövetségek, testületek, egyesületek, bizottságok támogatása			100,0			

millió forintban

Cím szám	Alcím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név / Alcím név / Jog-cím-csop. név / Jog-cím név / Elő-ir. csop. név / XX. FEJEZET Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
		23				Kulturális társadalmi, civil és non-profit szervezetek				
			2			Kulturális társadalmi, civil szervezetek, szövetségek, egyesületek támogatása	97,3			
			3			Területi Művelődési Intézmények Egyesülete (TEMI) támogatása	450,0			
			4			Magyar Írószövetség támogatása	30,0			
			5			Tudományos Ismeretterjesztő Társulat támogatása	22,0			
			6			Rákóczi Szövetség támogatása	1 050,0			
		24				Egészségügyi társadalmi, civil és non-profit szervezetek				
			1			Magyar Vöröskereszt támogatása	100,1			
			2			Magyar Rákellenes Liga támogatása	30,0			
			3			Egészségügyi társadalmi, civil és non-profit szervezetek működési támogatása	36,3			
			4			Magyar ILCO Szövetség Kaposvár támogatása	30,0			
			5			Magyar Gyermekonkológiai Hálózat	20,0			
			6			Daganatos Betegek Lelki Rehabilitációs Otthona	30,0			
			7			Rákbetegek Országos Szervezete	20,0			
			8			Gézengúz Alapítvány a Születési Károsultakért	60,0			
		25				Szociális társadalmi, civil és non-profit szervezetek				
			5			Fogyatékos személyek érdekvédelmi szervezetei; közösségi, szolidaritási és esélyteremtési programok támogatása	171,5			
			6			Értelmi Fogyatékossággal Élők és Segítőik Országos Érdekvédelmi Szövetsége	170,0			
			7			Siketek és Nagyothallók Országos Szövetsége	215,0			
			8			Mozgáskorlátozottak Egyesületeinek Országos Szövetsége	210,0			
			9			Magyar Vakok és Gyengénlátók Országos Szövetsége	215,0			
			10			Magyar Szervátültetettek Országos Sport, Kulturális és Érdekvédelmi Szövetsége	26,5			
			11			Autisták Országos Szövetsége	68,0			
			12			Siketvakok Országos Egyesülete	30,0			
			13			Értelmi Sérülteket Szolgáló Társadalmi Szervezetek és Alapítványok Országos Szövetsége	88,2			
			21			Karitatív tevékenységet végző szervezetek támogatása	610,5			
			23			Dévény Anna Alapítvány	46,6			
			24			Kézenfogva Alapítvány	16,1			
			25			Pszichiátriai Érdekvédelmi Fórum	16,1			
			26			Afázia Egyesület	9,0			
			27			Démoszthenész Beszédhibások és Segítőik Országos Érdekvédelmi Egyesülete	9,0			
		26				Sport-, társadalmi, civil és non-profit szervezetek				
			2			Sportköztestületek támogatása	242,6			
		27				Család- és ifjúságügyi társadalmi, civil és non-profit szervezetek és közösségi programok támogatása				
			1			Esélyteremtési és önkéntes programok, feladatok támogatása	85,0			
			2			Családbarát Ország Nonprofit Kft. működésének támogatása	100,0			
			3			Nagycsaládosok Országos Egyesülete működésének támogatása	100,0			
	39					Fejlesztő foglalkoztatás támogatása	2 594,6			
	46					Megváltozott munkaképességűek munkaerő-piaci integrációját elősegítő programok	239,0		1,9	
	47					Megváltozott munkaképességű munkavállalók foglalkoztatásának támogatása	42 085,3			
	48					Kincstári díj és pénzügyi tranzakciós illeték	38,7			
	50					Kulturális szakmai feladatok támogatása				
		2				Magyar Állami Operaház Andrássy úti épületének felújítása	2 223,2		6 011,0	
		3				Emlékpont Központ támogatása	22,0			
		4				Modern Opera beruházása			500,0	
		5				Árpád-ház Program tudományos-szakmai projektjeinek támogatása	79,6			

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	XX. FEJEZET Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
		7						Liget Budapest projekt előkészítése és megvalósítása				3 681,0		24 755,0	
		8						A Fővárosi Nagycirkusz elhelyezése és kialakítása				15,4		2 484,6	
		10						Makovecz Imre Alap						1 400,0	
	51						Fejezeti általános tartalék					1 191,3			
	59						Társadalmi felzárkózást segítő programok								
		1						Roma Szakkollégiumi Hálózat				546,1		3,2	
		2						Tanoda program				2 507,0			
		4						Roma kultúra támogatása				52,2			
		5						Társadalmi, gazdasági, területi hátránykiegyenlítést elősegítő programok, szakkollégiumok				433,2		15,0	
		6						Felzárkózás-politika koordinációja				29,6			
		7						Roma ösztöndíj programok				1 047,4			
		10						Multifunkcionális Nemzetiségi - Roma Módszertani, Oktatási és Kulturális Központ				79,2			
		11						Budapesti Roma Oktatási és Kulturális Központ				79,7			
		12						Roma nemzetiség pályázatainak támogatása				657,9			
		13						Országos Roma Önkormányzat működési és média támogatása				433,4			
		14						Országos Roma Önkormányzat által fenntartott intézmények támogatása				182,5			
21						**Központi kezelésű előirányzatok**									
	1						Nemzeti Család- és Szociálpolitikai Alap								
		1						Családi támogatások							
			1						Családi pótlék			307 882,6			
			2						Anyasági támogatás			6 052,3			
			3						Gyermekgondozást segítő ellátás			61 567,2			
			4						Gyermeknevelési támogatás			11 052,0			
			5						Gyermekek születésével kapcsolatos szabadság megtérítése			2 978,6			
			6						Életkezdési támogatás			7 236,6			
			7						Pénzbeli és természetbeni gyermekvédelmi támogatások			4 165,8			
			8						Gyermektartásdíjak megelőlegezése			862,7			
		2						Korhatár alatti ellátások							
			1						Szolgálati járandóság			74 544,8			
			2						Korhatár előtti ellátás, balettművészeti életjáradék			14 853,2			
		3						Jövedelempótló és jövedelemkiegészítő szociális támogatások							
			1						Átmeneti bányászjáradék, szénjárandóság kiegészítése és kereset-kiegészítése			8 823,5			
			2						Mezőgazdasági járadék			1 393,6			
			3						Fogyatékossági támogatás és a vakok személyi járadéka			36 926,1			
			4						Politikai rehabilitációs és más nyugdíj-kiegészítések			13 820,8			
			5						Házastársi pótlék			2 318,8			
			6						Egyéb támogatások (Cukorbetegek támogatása, Lakbértámogatás)			24,9			
			7						Megváltozott munkaképességűek kereset-kiegészítése			301,1			
			8						Járási szociális feladatok ellátása			62 138,0			
		4						Különféle jogcímen adott térítések							
			1						Közgyógyellátás			16 009,7			
			2						Egészségügyi feladatok ellátásával kapcsolatos hozzájárulás			5 400,0			
			4						Folyósított ellátások utáni térítés			1 865,1			
	2						Roma települési és területi nemzetiségi önkormányzatok támogatása					1 672,5			
	3						Gyógyszertári tulajdoni hányad állami elővásárlás kiadása							250,0	
	4						Gyógyszertári tulajdoni hányad értékesítéséből származó bevétel								1,0
	5						Tulajdonosi joggyakorlással kapcsolatos bevételek és kiadások								
		1						Az Állami Egészségügyi Ellátó Központ tulajdonosi joggyakorlásával kapcsolatos bevételek							
			1						Ingatlanvagyon értékesítéséből befolyó bevételek						2,0

millió forintban

Cím szám	Alcím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Alcím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	XX. FEJEZET Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
			2						Egyéb vagyonnal kapcsolatos bevételek				2,0		
		2						Az Állami Egészségügyi Ellátó Központ tulajdonosi joggyakorlásával kapcsolatos kiadások							
			1						Ingatlanok fenntartásával járó kiadások			1,0			
			2						Az Állami Egészségügyi Ellátó Központ rábízott vagyonába tartozó társaságok tőkeemelése					1,0	
			3						Az Állami Egészségügyi Ellátó Központ rábízott vagyonába tartozó társaságokhoz kapcsolódó egyéb kiadások			1,0			

XX. EMBERI ERŐFORRÁSOK MINISZTÉRIUMA	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**3 221 527,0**	**1 010 176,7**	**-2 211 350,3**
Hazai felhalmozási költségvetés	**274 104,4**	**29 248,1**	**-244 856,3**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
XX. fejezet összesen	**3 495 631,4**	**1 039 424,8**	**-2 456 206,6**

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név / XXI. FEJEZET – Kiemelt előirányzat neve	2019. évi előirányzat – Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						XXI. MINISZTERELNÖKI KABINETIRODA				
1						**Miniszterelnöki Kabinetiroda**				
				1		*Működési költségvetés*				
					1	Személyi juttatások	1 988,5			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	407,3			
					3	Dologi kiadások	1 272,6			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			226,0	
2						**Nemzeti Kommunikációs Hivatal**		50,0		
				1		*Működési költségvetés*				
					1	Személyi juttatások	269,8			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	59,3			
					3	Dologi kiadások	230,6			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			29,4	
20						**Fejezeti kezelésű előirányzatok**				
	1					Célelőirányzatok				
		1				Kormányfői protokoll	493,6			
		2				Kormányzati kommunikációval és konzultációval kapcsolatos feladatok	29 575,8			
		5				Batthyány Lajos Alapítvány működéséhez és feladatainak ellátásához szükséges hozzájárulás	2 050,0			
		6				Fejezeti általános tartalék	58,1			
		8				Tihanyi Alapítvány támogatása	300,0			
		9				Tudatos nemzeti közjogi gondolkodás és a magyar kulturális értékek megőrzése és fejlesztése	300,0			
		10				Turisztikai célelőirányzat	13 746,8		79,4	
		11				Turisztikai fejlesztési célelőirányzat	15 221,7		56 400,0	
		12				Közösségépítő kezdeményezések támogatása	500,0			
		13				Kommentár Alapítvány támogatása	150,0			
		14				Aktív Magyarországért felelős kormánybiztos tevékenységével összefüggő feladatok	530,4		270,0	
		15				Magyarországi nyaralóhajózás alapjainak és hátterének megteremtése	1 200,0			
		16				Téry Ödön Nemzeti Turistaház-fejlesztési Program	52,7		947,3	
		17				Aktív kikapcsolódást szolgáló programok, beruházások			2 000,0	

XXI. MINISZTERELNÖKI KABINETIRODA	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**68 407,2**	**50,0**	**-68 357,2**
Hazai felhalmozási költségvetés	**59 952,1**	**0,0**	**-59 952,1**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
XXI. fejezet összesen	**128 359,3**	**50,0**	**-128 309,3**

millió forintban

Cím szám	Alcím szám	Jogcímcsop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcímcsop. név	Jogcím név	Előir. csop. név	XXII. FEJEZET Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						XXII. MINISZTERELNÖKI KORMÁNYIRODA									
1						**Miniszterelnöki Kormányiroda**							351,3		
				1						*Működési költségvetés*					
					1						Személyi juttatások	1 903,3			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	381,5			
					3						Dologi kiadások	681,4			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			266,7	
2						**Szerencsejáték Felügyelet**									
				1						*Működési költségvetés*					
					1						Személyi juttatások	1 151,4			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	231,6			
					3						Dologi kiadások	193,5			
					5						Egyéb működési célú kiadások	0,1			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			6,1	
19						**Fejezeti kezelésű előirányzatok**									
	1						Célelőirányzatok								
		1						Felelős játékszervezési tevékenység támogatása				65,7		65,7	
		2						Napelemes fejlesztések hálózati csatlakozásának támogatása						4 000,0	
		3						Autópálya rendelkezésre állási díj				117 500,0			
		4						Hozzájárulás a Művészetek Palotájának működtetéséhez				11 281,2			
		5						Hozzájárulás a sportlétesítmények PPP bérleti díjához				187,2			
		6						A Nemzeti Dohánykereskedelmi Nonprofit Zrt. működtetése				983,2			
		7						Nemzetközi tagdíjak				57,4			
		8						Magán és egyéb jogi személyek kártérítése				1,3			
		9						Nemzeti Infrastruktúra Fejlesztő Zrt. működési támogatása				5 511,0			
		10						Az NFP Nemzeti Fejlesztési Programiroda Nonprofit Kft. működtetése				244,1			
											1 - 19. cím összesen:	**140 373,9**	**351,3**	**4 338,5**	
20						**Kormányzati Ellenőrzési Hivatal**									
	1						Kormányzati Ellenőrzési Hivatal						1,0		6,0
				1						*Működési költségvetés*					
					1						Személyi juttatások	638,7			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	126,2			
					3						Dologi kiadások	177,8			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			7,0	
					8						Egyéb felhalmozási célú kiadások			6,0	
											20. cím összesen:	**942,7**	**1,0**	**13,0**	**6,0**
21						**Központi kezelésű előirányzatok**									
	1						Az NVTNM tulajdonosi joggyakorlásával kapcsolatos bevételek és kiadások								
		1						Szerencsejáték koncessziós díj					4 878,2		
		2						Dohánytermékek kiskereskedelmének koncessziós díja					1 369,2		
		3						Infrastruktúra koncessziókból származó díj					22,3		
		4						Osztalékbevétel					500,0		
		6						Az NVTNM tulajdonosi joggyakorlása alá tartozó társaságok bérfejlesztésének ellentételezése				29 041,3			
		7						Az MFB Zrt. működésének támogatása				300,0			
		8						Az MFB Zrt. rábízott vagyonához kapcsolódó tanácsadói, értékbecslői, jogi képviseleti kiadások				200,0			

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	XXII. FEJEZET Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
		9									Magyar Közút Zrt. tőkeemelése			7 000,0	
		10									A Nemzeti Útdíjfizetési Szolgáltató Zrt. tulajdonosi joggyakorlásával kapcsolatos kiadások	4 000,0			
	2										Peres ügyek	2 000,0			
	3										Egyetemes postai szolgáltató méltánytalan többletterhének megtérítése	4 669,5			

XXII. MINISZTERELNÖKI KORMÁNYIRODA	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**181 527,4**	**7 122,0**	**-174 405,4**
Hazai felhalmozási költségvetés	**11 351,5**	**6,0**	**-11 345,5**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
XXII. fejezet összesen	**192 878,9**	**7 128,0**	**-185 750,9**

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	XXX. FEJEZET Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
											XXX. GAZDASÁGI VERSENYHIVATAL				
1											**Gazdasági Versenyhivatal igazgatása**		25,0		
				1							*Működési költségvetés*				
					1						Személyi juttatások	1 326,8			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	260,5			
					3						Dologi kiadások	673,5			
					5						Egyéb működési célú kiadások	20,0			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			95,0	
2											**Fejezeti kezelésű előirányzatok**				
	1										OECD ROK	157,8	8,1		
	2										Fejezeti tartalék	45,8			

XXX. GAZDASÁGI VERSENYHIVATAL	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**2 484,4**	**33,1**	**-2 451,3**
Hazai felhalmozási költségvetés	**95,0**	**0,0**	**-95,0**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
XXX. fejezet összesen	**2 579,4**	**33,1**	**-2 546,3**

millió forintban

Cím szám	Alcím szám	Jogcímcsop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcímcsop. név	Jogcím név	Előir. csop. név	XXXI. FEJEZET Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						XXXI. KÖZPONTI STATISZTIKAI HIVATAL									
1						**Központi Statisztikai Hivatal**							733,6		34,0
				1						*Működési költségvetés*					
					1						Személyi juttatások	6 204,5			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 231,4			
					3						Dologi kiadások	1 841,0			
					5						Egyéb működési célú kiadások	0,7			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			689,9	
					7						Felújítások			20,0	
					8						Egyéb felhalmozási célú kiadások			32,8	
4						**KSH Könyvtár**							5,0		
				1						*Működési költségvetés*					
					1						Személyi juttatások	142,9			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	26,2			
					3						Dologi kiadások	31,8			
5						**KSH Népességtudományi Kutató Intézet**							35,5		
				1						*Működési költségvetés*					
					1						Személyi juttatások	120,4			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	22,8			
					3						Dologi kiadások	25,7			
6						**Fejezeti kezelésű előirányzatok**									
	1						Statisztikai Elemző Központ Korlátolt Felelősségű Társaság támogatása					695,2			

XXXI. KÖZPONTI STATISZTIKAI HIVATAL	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**10 342,6**	**774,1**	**-9 568,5**
Hazai felhalmozási költségvetés	**742,7**	**34,0**	**-708,7**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
XXXI. fejezet összesen	**11 085,3**	**808,1**	**-10 277,2**

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	XXXIII. FEJEZET Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						XXXIII. MAGYAR TUDOMÁNYOS AKADÉMIA									
1						**MTA Titkárság Igazgatása, tiszteletdíjak**							27,2		15,0
				1						*Működési költségvetés*					
					1						Személyi juttatások	6 664,9			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 039,5			
					3						Dologi kiadások	441,8			
					4						Ellátottak pénzbeli juttatásai	42,0			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			25,0	
					8						Egyéb felhalmozási célú kiadások			15,0	
2						**MTA Könyvtár és Információs Központ**							5 546,5		
				1						*Működési költségvetés*					
					1						Személyi juttatások	643,0			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	133,7			
					3						Dologi kiadások	5 327,2			
					5						Egyéb működési célú kiadások	23,0			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			18,0	
3						**MTA kutatóközpontok, kutatóintézetek**							33 516,4		612,6
				1						*Működési költségvetés*					
					1						Személyi juttatások	18 534,4			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	3 839,5			
					3						Dologi kiadások	9 966,9			
					5						Egyéb működési célú kiadások	77,0			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			1 594,9	
					7						Felújítások			106,3	
					8						Egyéb felhalmozási célú kiadások			10,0	
4						**MTA Támogatott Kutatóhelyek**							3 091,4		
				1						*Működési költségvetés*					
					1						Személyi juttatások	2 508,5			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	451,1			
					3						Dologi kiadások	128,7			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			3,1	
5						**MTA egyéb intézmények**									
	1						MTA Létesítménygazdálkodási Központ						918,4		
				1						*Működési költségvetés*					
					1						Személyi juttatások	508,8			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	100,7			
					3						Dologi kiadások	1 007,8			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			43,3	
	2						MTA Jóléti intézmények						275,3		
				1						*Működési költségvetés*					
					1						Személyi juttatások	326,0			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	62,5			
					3						Dologi kiadások	221,2			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			1,0	
	3						MTA Területi Akadémiai Bizottságok Titkársága						64,1		
				1						*Működési költségvetés*					

millió forintban

Cím szám	Alcím szám	Jogcímcsop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcímcsop. név	Jogcím név	Előir. csop. név	XXXIII. FEJEZET Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
					1						Személyi juttatások	143,6			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	32,8			
					3						Dologi kiadások	76,9			
	4						Széchenyi Irodalmi és Művészeti Akadémia Titkársága						0,5		
				1						*Működési költségvetés*					
					1						Személyi juttatások	11,3			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	2,3			
					3						Dologi kiadások	6,7			
6						**Fejezeti kezelésű előirányzatok**									
	1						Társadalmi szervezetek és alapítványok támogatása (tudományos társaságok, Nagy Imre Alapítvány, Bolyai Műhely Alapítvány)					80,9			
	2						Határon túli magyar tudósok és tudományos szervezetek támogatása					121,3			
	3						Tudományos könyv- és folyóirat-kiadás támogatása					153,3			
	8						Nemzetközi kapcsolatok és nemzetközi tagdíjak					199,0			
	10						Szakmai feladatok teljesítése					353,6			
	13						MTA Agrártudományi Kutatóközpont fejlesztése					120,0		980,0	

XXXIII. MAGYAR TUDOMÁNYOS AKADÉMIA	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**53 349,9**	**43 439,8**	**-9 910,1**
Hazai felhalmozási költségvetés	**2 796,6**	**627,6**	**-2 169,0**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
XXXIII. fejezet összesen	**56 146,5**	**44 067,4**	**-12 079,1**

millió forintban

Cím szám	Alcím szám	Jogcímcsop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcímcsop. név	Jogcím név	Előir. csop. név	XXXIV. FEJEZET Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						XXXIV. MAGYAR MŰVÉSZETI AKADÉMIA									
1						**MMA Titkársága**									
	1						MMA Titkárság Igazgatása, köztestületi feladatok								
				1						*Működési költségvetés*					
					1						Személyi juttatások	4 971,8			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	485,6			
					3						Dologi kiadások	1 008,3			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			136,6	
2						**Magyar Építészeti Múzeum**									
				1						*Működési költségvetés*					
					1						Személyi juttatások	309,8			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	63,4			
					3						Dologi kiadások	169,3			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			399,2	
3						**MMA Kutatóintézet**									
				1						*Működési költségvetés*					
					1						Személyi juttatások	160,6			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	32,0			
					3						Dologi kiadások	62,8			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			23,0	
4						**Fejezeti kezelésű előirányzatok**									
	1						Országos művészeti társaságok, szövetségek támogatása					105,0			
	2						Magyar Művészetek Háza programok					192,1			
	3						Nemzetközi programok, konferenciák, nemzetközi tagdíjak					14,9			
	6						Kutatási tevékenység támogatása					54,5			
	7						Pályázati alapok					200,0			
	8						Pesti Vigadó művészeti programok					13,0			
	11						Gazdasági társaságok által ellátott kulturális feladatok támogatása					825,0			
	13						Nemzeti Szalon programjai					84,0		16,0	
	20						Makovecz Emlékközpont					70,7		35,0	

XXXIV. MAGYAR MŰVÉSZETI AKADÉMIA	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**8 822,8**	**0,0**	**-8 822,8**
Hazai felhalmozási költségvetés	**609,8**	**0,0**	**-609,8**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
XXXIV. fejezet összesen	**9 432,6**	**0,0**	**-9 432,6**

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Elő-ir. csop. név	XXXV. FEJEZET Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
											XXXV. NEMZETI KUTATÁSI, FEJLESZTÉSI ÉS INNOVÁCIÓS HIVATAL				
1						**NKFI Hivatal**							2 097,2		162,8
				1						*Működési költségvetés*					
					1						Személyi juttatások	2 022,2			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	404,0			
					3						Dologi kiadások	1 314,1			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			177,8	
2						**Fejezeti kezelésű előirányzatok**									
	1						Nemzetközi tagdíjak					3 280,4			
	4						MTA Agrártudományi Kutatóközpont fejlesztéséhez kapcsolódó beruházások támogatása							3 000,0	
	5						ELI-HU Kutatási és Fejlesztési Nonprofit Közhasznú Korlátolt Felelősségű Társaság támogatása					2 663,2			

XXXV. NEMZETI KUTATÁSI, FEJLESZTÉSI ÉS INNOVÁCIÓS HIVATAL	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**9 683,9**	**2 097,2**	**-7 586,7**
Hazai felhalmozási költségvetés	**3 177,8**	**162,8**	**-3 015,0**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
XXXV. fejezet összesen	**12 861,7**	**2 260,0**	**-10 601,7**

millió forintban

Cím szám	Alcím szám	Jogcímcsop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcímcsop. név / Jogcím név / Előir. csop. név / Kiemelt előirányzat neve — XLI. FEJEZET	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						XLI. ADÓSSÁGSZOLGÁLATTAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK				
1						**Devizában fennálló adósság és követelések kamatelszámolásai**				
	1					Devizahitelek kamatelszámolásai				
		1				Nemzetközi pénzügyi szervezetektől felvett devizahitelek kamata	20 147,7			
		2				Egyéb devizahitelek kamata				
			1			Átvállalt önkormányzati devizahitelek külföldi pénzintézetek felé	306,4			
			3			Egyéb devizahitelek	3 573,9			
	2					Devizakötvények kamatelszámolásai				
		1				Nemzetközi devizakötvények				
			1			Devizakötvények kamata	157 461,0			
		2				Belföldi devizakötvények				
			1			Devizakötvények kamata	3 880,5	129,6		
	3					Egyéb devizaműveletek kamatelszámolásai	80,4			
2						**A forintban fennálló adósság és követelések kamatelszámolásai**				
	1					Forinthitelek kamatelszámolásai				
		1				Nemzetközi pénzügyi szervezetektől felvett forinthitelek kamata	28 015,6			
	2					Államkötvények kamatelszámolása				
		1				Piaci értékesítésű államkötvények kamatelszámolásai				
			1			Hiányt finanszírozó és adósságmegújító államkötvények kamatelszámolásai	535 158,8	25 495,0		
			2			Lakossági kötvények	156 376,7	11 508,3		
		2				Nem piaci értékesítésű államkötvények kamatelszámolása	50,9			
	3					Kincstárjegyek kamatelszámolásai				
		1				Diszkont kincstárjegyek kamatelszámolása	8 722,2			
		2				Lakossági kincstárjegyek kamatelszámolása	74 244,7			
	4					Repóügyletek kamatelszámolásai	1 307,8	329,9		
3						**Adósság és követeléskezelés egyéb kiadásai**				
	1					Jutalékok és egyéb költségek				
		1				Deviza elszámolások	2 535,1			
		2				Forint elszámolások	24 604,2			
	2					Állampapírok értékesítését támogató kommunikációs kiadások	1 950,0			
	3					Adósságkezelés költségei	1 223,9			

XLI. ADÓSSÁGSZOLGÁLATTAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**1 019 639,8**	**37 462,8**	**-982 177,0**
Hazai felhalmozási költségvetés	**0,0**	**0,0**	**0,0**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
XLI. fejezet összesen	**1 019 639,8**	**37 462,8**	**-982 177,0**

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név / XLII. FEJEZET / Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						XLII. A KÖLTSÉGVETÉS KÖZVETLEN BEVÉTELEI ÉS KIADÁSAI				
1						**Vállalkozások költségvetési befizetései**				
	1					Társasági adó		399 500,0		
	4					Pénzügyi szervezetek különadója		52 900,0		
	5					Cégautóadó		35 000,0		
	6					Egyszerűsített vállalkozói adó		45 400,0		
	7					Bányajáradék		36 000,0		
	8					Játékadó		31 100,0		
	9					Ökoadó				
		2				Környezetterhelési díj		4 900,0		
	10					Egyéb befizetések		10 000,0		
	11					Energiaellátók jövedelemadója		59 100,0		
	12					Rehabilitációs hozzájárulás		98 000,0		
	14					Kisadózók tételes adója		135 700,0		
	15					Kisvállalati adó		49 800,0		
	16					Közműadó		55 000,0		
	18					Reklámadó		15 100,0		
2						**Fogyasztáshoz kapcsolt adók**				
	1					Általános forgalmi adó		2 834 688,5		1 455 681,5
	2					Jövedéki adó		1 140 883,0		
	3					Regisztrációs adó		27 500,0		
	4					Távközlési adó		52 200,0		
	5					Pénzügyi tranzakciós illeték		228 100,0		
	6					Biztosítási adó		67 425,7		
	7					Turizmusfejlesztési hozzájárulás		15 500,0		
3						**Lakosság költségvetési befizetései**				
	1					Személyi jövedelemadó		2 361 000,0		
	2					Egyéb lakossági adók		6 700,0		
	4					Lakossági illetékek		192 400,0		
	5					Gépjárműadó		47 800,0		
4						**Egyéb költségvetési bevételek**				
	1					Vegyes bevételek				
		8				Egyéb vegyes bevételek		5 752,0		
		9				Kezesség-visszatérülés		3 000,0		
		10				Ár- és belvízvédelmi rendszeres befizetés		3,6		
	2					Központosított bevételek				
		1				Bírságbevételek		32 900,0		
		2				Termékdíjak		78 511,0		
		3				Egyéb központosított bevételek		24 400,0		
		4				Megtett úttal arányos útdíj		197 800,0		
		5				Hulladéklerakási járulékból származó bevétel		13 400,0		
		6				Időalapú útdíj		69 100,0		
5						**Költségvetési befizetések**				
	1					Központi költségvetési szervek		29 891,8		
	4					Nemzeti Kutatási, Fejlesztési és Innovációs Alap befizetése		21 177,8		
	5					Önkormányzati szolidaritási hozzájárulás		43 021,2		
	6					Nemzeti Foglalkoztatási Alap befizetése		70 000,0		
6						**Uniós programok bevételei**				
	2					Gazdaságfejlesztés és Innovációs OP (GINOP)				
		1				Tárgyévet megelőző években teljesített kiadások uniós bevétele (GINOP)		95 459,5		307 867,8
	3					Versenyképesség Közép-Magyarország OP (VEKOP)				

millió forintban

Cím szám	Alcím szám	Jogcímcsop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcímcsop. név / Jogcím név / Előir. csop. név — XLII. FEJEZET — Kiemelt előirányzat neve	2019. évi előirányzat — Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
		1				Tárgyévet megelőző években teljesített kiadások uniós bevétele (VEKOP)		24 946,8		24 946,8
	4					Terület és Településfejlesztési OP (TOP)				
		1				Tárgyévet megelőző években teljesített kiadások uniós bevétele (TOP)		69 144,5		69 144,4
	5					Integrált Közlekedésfejlesztési OP (IKOP)				
		1				Tárgyévet megelőző években teljesített kiadások uniós bevétele (IKOP)		2 548,7		124 885,4
	6					Környezet és Energetikai Hatékonysági OP (KEHOP)				
		1				Tárgyévet megelőző években teljesített kiadások uniós bevétele (KEHOP)		12 940,6		104 700,7
	7					Emberi Erőforrás Fejlesztési OP (EFOP)				
		1				Tárgyévet megelőző években teljesített kiadások uniós bevétele (EFOP)		143 954,9		45 620,8
	8					Közigazgatás- és Közszolgáltatás Fejlesztési OP (KÖFOP)				
		1				Tárgyévet megelőző években teljesített kiadások uniós bevétele (KÖFOP)		23 031,4		51 670,5
	9					Rászoruló Személyeket Támogató OP (RSZTOP)				
		1				Tárgyévet megelőző években teljesített kiadások uniós bevétele (RSZTOP)		8 886,2		8,9
	10					Vidékfejlesztési Program (VP)				
		1				Tárgyévet megelőző években teljesített kiadások uniós bevétele (VP)		27 121,8		35 952,1
		2				Tárgyévi kiadások uniós bevétele (VP)		54 243,5		71 904,2
	11					Magyar Halgazdálkodási Operatív Program (MAHOP)				
		1				Tárgyévet megelőző években teljesített kiadások uniós bevétele (MAHOP)		857,8		2 001,4
	12					Európai Hálózatfinanszírozási Eszköz (CEF) projektek				
		1				Tárgyévet megelőző években teljesített kiadások uniós bevétele (CEF)		809,1		39 643,6
	13					Egyéb programok				
		1				Tárgyévet megelőző években teljesített kiadások uniós bevétele (egyéb programok)		1 530,1		1 530,2
		2				Tárgyévi kiadások uniós bevétele (egyéb programok)		1 048,4		1 572,5
7						**Egyéb uniós bevételek**				
	2					Vámbeszedési költség megtérítése		14 900,0		
	4					Uniós támogatások utólagos megtérülése		59 430,4		60 569,6
8						**Tőke követelések visszatérülése**				
	1					Kormányhitelek visszatérülése		37,9		
27						**Diákhitel tartozás csökkentésének támogatása**	1 094,0			
28						**Diákhitel 2 konstrukció kamattámogatása**	1 153,0			
29						**Lakástámogatások**				
	1					Egyéb lakástámogatások	19 500,0		222 870,0	
31						**Szociálpolitikai menetdíj támogatás**	90 500,0			
32						**Egyéb költségvetési kiadások**				
	1					Vegyes kiadások				
		4				Felszámolásokkal kapcsolatos kiadások	2 000,0			
		5				Szanálással kapcsolatos kiadások	1,0			
		6				Magán- és egyéb jogi személyek kártérítése	200,0			
		7				Védelmi felkészítés előirányzatai				
			1			Honvédelmi- és gazdasági felkészülés központi kiadásai	497,0			
			2			Honvédelmi Tanács és a Kormány speciális működési feltételeinek biztosítása	1 200,0			
		11				Egyéb vegyes kiadások	6 254,3			
		12				1% SZJA közcélú felhasználása	10 500,0			
		19				Mehib és Eximbank behajtási jutaléka	35,0			
		22				Gazdálkodó szervezetek által befizetett termékdíj-visszaigénylés	2 000,0			
		25				Átmeneti hulladék-közszolgáltatással kapcsolatos kiadások	2 000,0			

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Elő-ir. csop. név	XLII. FEJEZET Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
		26						Egyéb megszűnt jogcímek miatt járó támogatás				5,0			
		27						Fuvarozók kamattámogatása				1,0			
		28						Filmszakmai közvetett támogatások mozgókép törvény szerinti kiegészítő finanszírozása				31 500,0			
33						**Állam által vállalt kezesség és viszontgarancia érvényesítése**									
	3						Eximbank Zrt. által vállalt garanciaügyletekből eredő fizetési kötelezettség					300,0			
	4						MEHIB Zrt. általi biztosítási tevékenységből eredő fizetési kötelezettség					3 500,0			
	5						Garantiqa Hitelgarancia Zrt. garanciaügyleteiből eredő fizetési kötelezettség					14 000,0			
	7						Agrár-Vállalkozási Hitelgarancia Alapítvány garanciaügyleteiből eredő fizetési kötelezettség					2 400,0			
	10						A közszférában dolgozók lakáshiteleihez vállalt kezességből eredő fizetési kötelezettség					60,0			
	14						A "fészekrakó" programhoz vállalt kezességből eredő fizetési kötelezettség					500,0			
	15						MFB Zrt. által nyújtott hitelekből és vállalt garanciaügyletekből eredő fizetési kötelezettség					101,0			
34						**Kormányzati rendkívüli kiadások**									
	2						Pénzbeli kárpótlás								
		1						Pénzbeli kárpótlás				699,5			
		2						Az 1947-es párizsi békeszerződésből eredő kárpótlás				1 903,3			
		3						Pénzbeli kárpótlás folyósítási költségei				44,3			
35						**Garancia és hozzájárulás a társadalombiztosítási ellátásokhoz**									
	1						Nyugdíjbiztosítási Alap támogatása								
		5						Kiadások támogatására pénzeszköz-átadás				29 737,8			
	2						Egészségbiztosítási Alap támogatása								
		4						Járulék címen átadott pénzeszköz				437 496,6			
36						**Nemzetközi pénzügyi intézmények felé vállalt kötelezettségek kiadásai**									
	1						Nemzetközi tagdíjak								
		1						IBRD alaptőkeemelés						1 546,1	
		2						IFC tőkeemelés						930,1	
		3						CEB tagdíj				3,7			
		4						Bruegel tagdíj				31,8			
		8						AIIB alaptőke hozzájárulás						1 047,6	
	2						Nemzetközi multilaterális segélyezési tevékenység								
		1						IDA alaptőke-hozzájárulás						1 622,3	
	3						Egyéb kiadások					40,0			
37						**Hozzájárulás az EU költségvetéséhez**									
	1						ÁFA alapú hozzájárulás					52 824,7			
	2						GNI alapú hozzájárulás					274 439,3			
	3						Brit korrekció					21 841,3			
	4						Dánia, Hollandia és Svédország számára teljesítendő bruttó GNI csökkentés					2 849,6			
41						**Követeléskezelés költségei**						1,7			
42						**Alapok támogatása**									
	2						Bethlen Gábor Alap támogatása					25 772,4		8 021,0	
	3						Központi Nukleáris Pénzügyi Alap támogatása					2 638,5			

XLII. A KÖLTSÉGVETÉS KÖZVETLEN BEVÉTELEI ÉS KIADÁSAI	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**1 039 625,8**	**8 665 022,9**	**7 625 397,1**
Hazai felhalmozási költségvetés	**236 037,1**	**1 516 251,1**	**1 280 214,0**
Európai uniós fejlesztési költségvetés	**0,0**	**1 347 972,6**	**1 347 972,6**
XLII. fejezet összesen	**1 275 662,9**	**11 529 246,6**	**10 253 583,7**

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név / XLIII. FEJEZET / Kiemelt előirányzat neve	2019. évi előirányzat: Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						XLIII. AZ ÁLLAMI VAGYONNAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK				
1						**Az állami vagyonnal kapcsolatos bevételek**				
	1					Ingatlanokkal és ingóságokkal kapcsolatos bevételek				
		1				Ingatlan értékesítésből származó bevételek				7 000,0
		2				Nemzeti Eszközkezelő Zrt. vagyonkezelésében lévő ingatlanok értékesítési bevétele				600,0
		3				Egyéb eszközök értékesítésből származó bevételek				1 100,0
		4				Bérleti díjak		1 000,0		
		5				Nemzeti Eszközkezelő Zrt. vagyonkezelésében lévő ingatlanok bérleti díja		4 000,0		
		6				Vagyonkezelői díj		2 263,7		
		7				Korábbi évek ingatlan-ügyleteihez kapcsolódó elszámolások		1,0		
	2					Társaságokkal kapcsolatos bevételek				
		1				Tulajdoni részesedések értékesítéséből származó bevétel				15,0
		2				Osztalékbevételek		35 352,3		
		3				Korábbi évek társasági ügyleteihez kapcsolódó elszámolások		1,0		
	3					Egyéb bevételek				
		1				Távközlési koncessziókból származó díj		302,8		
		2				Az Európai Uniós finanszírozású projektek megelőlegezéseinek visszatérülése				5 000,0
		3				Vegyes bevételek		1 247,0		
		4				Korábbi évek egyéb ügyleteihez kapcsolódó elszámolások		1,0		
2						**Az állami vagyonnal kapcsolatos kiadások**				
	1					Ingatlanokkal és ingóságokkal kapcsolatos kiadások				
		1				Ingatlan-beruházások, ingatlanvásárlás				
			1			Az MNV Zrt. ingatlan-beruházásai, ingatlanvásárlásai			19 500,0	
			7			Budapesti konferencia-központ megvalósítása			5 000,0	
			12			Ipari parkok kialakítása, fejlesztése			5 000,0	
			15			A zalaegerszegi Göcseji Falumúzeum fejlesztése			1 004,0	
			17			A Liget Budapest projekt megvalósítása kapcsán felmerülő ingatlanvásárlások- és beruházások			2 520,0	
			18			Az Iparművészeti Múzeum rekonstrukciója			5 000,0	
			19			Sportcélú fejlesztésekhez kapcsolódó ingatlanvásárlások- és beruházások			2 000,0	
		2				Ingatlanok fenntartásával járó kiadások				
			1			Az MNV által kezelt ingatlanok üzemeltetése, fenntartása, karbantartása, javítása	6 100,0			
			2			Ingatlanok őrzése	2 600,0			
			3			A Nemzeti Eszközkezelő Zrt. által kezelt ingatlanok fenntartása, karbantartása	3 000,0			
		3				Ingóságok és egyéb eszközök vásárlása			170,0	
	2					Társaságokkal kapcsolatos kiadások				
		1				Állami tulajdoni részesedések növekedését eredményező kiadások				
			1			Az MNV Zrt. által végrehajtott részesedésvásárlás, tőkeemelés, pótbefizetés			16 000,0	
			2			A Nemzeti Eszközkezelő Zrt. által végrehajtott tőkeemelés			1 000,0	
		2				Állami tulajdonú társaságok támogatása				
			1			Az MNV Zrt. működésének támogatása	7 800,0			
			2			Az MNV Zrt. tulajdonosi joggyakorlásába tartozó társaságok támogatása	34 000,0			
			3			A Magyar Nemzeti Filmalap Közhasznú Nonprofit Zrt. támogatása	10 000,0			
			4			A nemzeti filmvagyon kezelésével és védelmével kapcsolatos támogatás	806,6			
			5			Közgyűjteményi digitalizálási Stratégia megvalósítását szolgáló kiadások	1 500,0			

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XLIII. FEJEZET Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
			6						A Nemzeti Eszközkezelő Zrt. működésének támogatása és tevékenységével kapcsolatos egyéb kiadások			3 100,0			
			7						Nemzeti Hulladékgazdálkodási Koordináló és Vagyonkezelő Zrt. támogatása			4 000,0			
		3						Tulajdonosi kölcsönök elszámolása						10 400,0	
	3						Az államot korábbi tulajdonosi döntéseihez kapcsolódóan terhelő kiadások								
		4						Az állam tulajdonosi felelősségével kapcsolatos környezetvédelmi feladatok finanszírozása				10 000,0			
		5						Kárpótlási jegyek életjáradékra váltása				850,0			
		7						Az államot korábbi tulajdonosi döntéseihez kapcsolódóan terhelő egyéb kiadások				501,0			
	4						A vagyongazdálkodás egyéb kiadásai								
		1						Tanácsadók, értékbecslők és jogi képviselők díja				2 300,0			
		2						Eljárási költségek				50,0			
		3						Állami tulajdonú ingatlanvagyon felmérése				100,0		100,0	
		4						ÁFA elszámolás				1 000,0			
		5						Átváltoztatható kötvény kamatfizetése				3 024,3			
		6						Európai Uniós pályázatokhoz forrás biztosítása				1 800,0		4 200,0	
		7						Egyéb vagyonkezelési kiadások				1 516,0			
	5						Fejezeti tartalék					5 000,0			

XLIII. AZ ÁLLAMI VAGYONNAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**99 047,9**	**44 168,8**	**-54 879,1**
Hazai felhalmozási költségvetés	**71 894,0**	**13 715,0**	**-58 179,0**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
XLIII. fejezet összesen	**170 941,9**	**57 883,8**	**-113 058,1**

millió forintban

Cím szám	Alcím szám	Jogcímcsop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcímcsop. név	Jogcím név	Előir. csop. név	XLIV. FEJEZET Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						XLIV. A NEMZETI FÖLDALAPPAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK									
1						**A Nemzeti Földalappal kapcsolatos bevételek**									
	1						Ingatlan értékesítéséből származó bevételek								4 200,0
	2						Haszonbérleti díj						3 295,0		
	3						Vagyonkezelői díj						120,0		
	4						Egyéb bevételek						50,0		
2						**A Nemzeti Földalappal kapcsolatos kiadások**									
	1						Termőföld vásárlás							5 600,0	
	2						Életjáradék termőföldért					9 100,0			
	3						Ingatlanok fenntartásával járó kiadások					600,0			
	4						A vagyongazdálkodás egyéb kiadásai								
		1						Tanácsadók, értékbecslők és jogi képviselők díja				800,0			
		2						Eljárási költségek, díjak				400,0			
		3						Állami tulajdonú ingatlanvagyon felmérés				300,0			
		4						Állami tulajdonú ingatlanvagyon jogi rendezése				1 000,0			
		5						Bírósági döntésből eredő kiadások				15,0			
		6						Egyéb vagyonkezelési kiadások				750,0			
		7						Értéknövelő beruházások megtérítése						1 918,0	
	5						Fejezeti tartalék					1 000,0			

XLIV. A NEMZETI FÖLDALAPPAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**13 965,0**	**3 465,0**	**-10 500,0**
Hazai felhalmozási költségvetés	**7 518,0**	**4 200,0**	**-3 318,0**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
XLIV. fejezet összesen	**21 483,0**	**7 665,0**	**-13 818,0**

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	LXII. FEJEZET Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						LXII. NEMZETI KUTATÁSI, FEJLESZTÉSI ÉS INNOVÁCIÓS ALAP									
1						**Hazai innováció támogatása**						48 791,2		2 568,0	
2						**A nemzetközi együttműködésben megvalósuló innováció támogatása**						3 762,0		38,0	
3						**Befizetés a központi költségvetésbe**						21 177,8			
4						**Alapkezelőnek átadott pénzeszköz**						2 087,2		162,8	
19						**Innovációs járulék**							81 800,0		
20						**Egyéb bevételek**							1 122,6		377,4

LXII. NEMZETI KUTATÁSI, FEJLESZTÉSI ÉS INNOVÁCIÓS ALAP	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**75 818,2**	**82 922,6**	**7 104,4**
Hazai felhalmozási költségvetés	**2 768,8**	**377,4**	**-2 391,4**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
LXII. fejezet összesen	**78 587,0**	**83 300,0**	**4 713,0**

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Elő-ir. csop. név — LXIII. FEJEZET — Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						LXIII. NEMZETI FOGLALKOZTATÁSI ALAP				
1						**Aktív támogatások**				
	1					Foglalkoztatási és képzési támogatások	23 637,5		11 362,5	
2						**Szakképzési és felnőttképzési támogatások**	25 027,8		6 667,0	
4						**Passzív kiadások**				
	1					Álláskeresési ellátások	75 000,0			
5						**Bérgarancia kifizetések**	4 500,0			
6						**Működtetési célú kifizetések**	4 310,0			
7						**Költségvetési befizetés**				
	2					Egyéb költségvetési befizetés	70 000,0			
8						**Start-munkaprogram**	166 500,0		13 500,0	
14						**EU-s elő- és társfinanszírozás**				
	4					2014-2020-as időszak munkaerőpiaci programjainak előfinanszírozása	84 284,0		16,0	
25						**Előfinanszírozott uniós programok kiadásainak visszatérülése**		69 734,0		266,0
26						**Egyéb bevétel**				
	1					Területi egyéb bevétel		815,0		185,0
	2					Központi egyéb bevétel		877,9		122,1
	3					Szakképzési és felnőttképzési egyéb bevétel		778,0		22,0
31						**Szakképzési hozzájárulás**		95 490,6		
33						**Bérgarancia támogatás törlesztése**		1 000,0		
35						**Egészségbiztosítási és munkaerőpiaci járulék Nemzeti Foglalkoztatási Alapot megillető hányada**		216 621,9		
38						**Szociális hozzájárulási adó Nemzeti Foglalkoztatási Alapot megillető hányada**		68 000,7		

LXIII. NEMZETI FOGLALKOZTATÁSI ALAP	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**453 259,3**	**453 318,1**	**58,8**
Hazai felhalmozási költségvetés	**31 545,5**	**595,1**	**-30 950,4**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
LXIII. fejezet összesen	**484 804,8**	**453 913,2**	**-30 891,6**

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	LXV. FEJEZET Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						LXV. BETHLEN GÁBOR ALAP									
2						**Költségvetési támogatás**									
	3						Eseti támogatás						25 772,4		8 021,0
4						**Nemzetpolitikai célú támogatások**						18 674,9		8 000,0	
5						**Alapkezelő működési költségei**						1 236,4			
8						**Magyarság Háza program támogatása**						216,0			
9						**Határtalanul! program támogatása**						5 645,1		21,0	

LXV. BETHLEN GÁBOR ALAP	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**25 772,4**	**25 772,4**	**0,0**
Hazai felhalmozási költségvetés	**8 021,0**	**8 021,0**	**0,0**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
LXV. fejezet összesen	**33 793,4**	**33 793,4**	**0,0**

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	LXVI. FEJEZET Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						LXVI. KÖZPONTI NUKLEÁRIS PÉNZÜGYI ALAP									
1						**Kis- és közepes aktivitású radioaktívhulladék-tárolók beruházása fejlesztése**									
	1						Bátaapáti Nemzeti Radioaktívhulladék-tároló (NRHT) beruházása							1 836,3	
	2						Püspökszilágyi Radioaktív Hulladék Feldolgozó és Tároló (RHFT) beruházási munkái és biztonságnövelő programja							860,7	
2						**Nagy aktivitású radioaktívhulladék-tároló telephely kiválasztása**								1 782,8	
3						**Kiégett Kazetták Átmeneti Tárolójának bővítése, felújítása**								2 991,7	
4						**Nukleáris létesítmények leszerelésének előkészítése**									
	1						Paksi Atomerőmű leszerelésének előkészítése							255,6	
5						**RHK Kft. működése, radioaktívhulladék-tárolók és a KKÁT üzemeltetési kiadásai**						5 602,4			
6						**Ellenőrzési és információs célú önkormányzati társulások támogatása**						1 231,6			
7						**Alapkezelőnek működési célra**						143,9			
9						**Nukleáris üzemanyag-ciklus lezárása**						60,0			
15						**Nukleáris létesítmények befizetései**									
	1						MVM Paksi Atomerőmű Zrt. befizetése						24 407,7		
16						**Radioaktív hulladékok végleges, eseti elhelyezése**							7,1		
18						**Költségvetési támogatás**							2 638,5		

LXVI. KÖZPONTI NUKLEÁRIS PÉNZÜGYI ALAP	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**7 037,9**	**27 053,3**	**20 015,4**
Hazai felhalmozási költségvetés	**7 727,1**	**0,0**	**-7 727,1**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
LXVI. fejezet összesen	**14 765,0**	**27 053,3**	**12 288,3**

millió forintban

Cím szám	Alcím szám	Jogcímcsop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcímcsop. név	Jogcím név	Előir. csop. név	LXVII. FEJEZET Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						LXVII. NEMZETI KULTURÁLIS ALAP									
1						**Alapból nyújtott támogatások**						8 993,1			
2						**Működési kiadások**						851,4		40,5	
4						**Kulturális célú központi költségvetési szervek működési kiadásainak támogatása**						245,0			
6						**Egyéb bevételek**							300,0		
7						**Játékadó NKA-t megillető része**							10 300,0		
9						**Szerzői jogi törvény alapján a közös jogkezelőktől származó befizetések**							740,0		

LXVII. NEMZETI KULTURÁLIS ALAP	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**10 089,5**	**11 340,0**	**1 250,5**
Hazai felhalmozási költségvetés	**40,5**	**0,0**	**-40,5**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
LXVII. fejezet összesen	**10 130,0**	**11 340,0**	**1 210,0**

millió forintban

Cím szám	Alcím szám	Jogcímcsop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcímcsop. név / Jogcím név / Előir. csop. név — LXXI. FEJEZET — Kiemelt előirányzat neve	2019. évi előirányzat — Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						LXXI. NYUGDÍJBIZTOSÍTÁSI ALAP				
1						**Nyugdíjbiztosítási ellátások fedezetéül szolgáló bevételek**				
	1					Szociális hozzájárulási adó Ny. Alapot megillető része és munkáltatói nyugdíjbiztosítási járulék		1 929 735,8		
	2					Biztosítotti nyugdíjjárulék				
		1				Biztosított által fizetett nyugdíjjárulék		1 458 508,1		
	3					Egyéb járulékok és hozzájárulások				
		2				Megállapodás alapján fizetők járulékai		950,5		
		5				Egyszerűsített foglalkoztatás utáni közteher		20 438,5		
	5					Késedelmi pótlék, bírság		6 621,4		
	6					Költségvetési hozzájárulások				
		7				Tervezett pénzeszköz-átvétel		29 737,8		
	7					Nyugdíjbiztosítási tevékenységgel kapcsolatos egyéb bevételek				
		3				Kifizetések visszatérülése és egyéb bevételek		5 006,5		
2						**Nyugdíjbiztosítási ellátásokhoz kapcsolódó kiadások**				
	1					Nyugellátások				
		1				Öregségi nyugdíj				
			1			Korhatár felettiek öregségi nyugdíja	2 773 126,6			
			2			Nők korhatár alatti nyugellátása	258 634,0			
		3				Hozzátartozói nyugellátás				
			1			Árvaellátás	30 461,0			
			2			Özvegyi nyugellátás	357 348,0			
		4				Egyösszegű méltányossági kifizetések				
			2			Egyszeri segély	600,0			
		5				Nyugdíjprémium céltartalék	24 673,0			
	4					Nyugdíjbiztosítás egyéb kiadásai				
		4				Egyéb, ellátáshoz kapcsolódó kiadások				
			2			Postaköltség	4 621,5			
			3			Egyéb kiadások	1 540,5			
3						**Vagyongazdálkodás**				
	1					Ellátások fedezetére szolgáló vagyongazdálkodás	3,0	9,0		

LXXI. NYUGDÍJBIZTOSÍTÁSI ALAP	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**3 451 007,6**	**3 451 007,6**	**0,0**
Hazai felhalmozási költségvetés	**0,0**	**0,0**	**0,0**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
LXXI. fejezet összesen	**3 451 007,6**	**3 451 007,6**	**0,0**

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név / Kiemelt előirányzat neve — LXXII. FEJEZET	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						LXXII. EGÉSZSÉGBIZTOSÍTÁSI ALAP				
1						**Egészségbiztosítási ellátások fedezetéül szolgáló bevételek**				
	1					Szociális hozzájárulási adó E. Alapot megillető része és munkáltatói egészségbiztosítási járulék		750 484,2		
	2					Biztosítotti egészségbiztosítási járulék		984 976,0		
	3					Egyéb járulékok és hozzájárulások				
		1				Egészségügyi szolgáltatási járulék		33 173,9		
		2				Megállapodás alapján fizetők járulékai		315,0		
		4				Munkáltatói táppénz hozzájárulás		32 756,0		
		5				Egyszerűsített foglalkoztatás utáni közteher		242,6		
	4					Egészségügyi hozzájárulás		24 100,0		
	5					Késedelmi pótlék, bírság		3 442,3		
	6					Költségvetési hozzájárulások				
		2				Egészségügyi feladatok ellátásával kapcsolatos költségvetési hozzájárulás		5 400,0		
		6				Járulék címen átvett pénzeszköz		437 496,6		
	7					Egészségbiztosítási tevékenységgel kapcsolatos egyéb bevételek				
		1				Terhességmegszakítás egyéni térítési díja		525,0		
		2				Baleseti és egyéb kártérítési megtérítések		6 264,6		
		3				Kifizetések visszatérítése és egyéb bevételek		1 553,9		
		7				Gyógyszergyártók és forgalmazók befizetései				
			1			Szerződések szerinti gyógyszergyártói és forgalmazói befizetések		23 728,2		
			2			Folyamatos gyógyszerellátást biztosító gyógyszergyártói és forgalmazói befizetések és egyéb gyógyszerforgalmazással kapcsolatos bevételek		57 972,1		
		8				Nemzetközi egyezményből eredő ellátások megtérítése				
			1			EU tagállamokkal kapcsolatos elszámolások		4 550,0		
			2			Nem EU tagállamokkal kapcsolatos elszámolások		35,0		
		11				Egészségügyi szolgáltatók visszafizetése				
			1			Gyógyszertámogatással, gyógyászati segédeszköz támogatással kapcsolatos ellenőrzésekből eredő visszafizetések		150,0		
			2			Egészségügyi szolgáltatók egyéb visszafizetése		300,0		
		12				Baleseti adó		16 968,0		
		13				Népegészségügyi termékadó		57 200,0		
2						**Egészségbiztosítási ellátások kiadásai**				
	2					Egészségbiztosítás pénzbeli ellátásai				
		1				Csecsemőgondozási díj, Terhességi-gyermekágyi segély	68 235,5			
		2				Táppénz				
			1			Táppénz	106 500,0			
			2			Gyermekápolási táppénz	6 178,0			
			3			Baleseti táppénz	13 450,0			
		3				Betegséggel kapcsolatos segélyek				
			4			Egyszeri segély	450,0			
		4				Kártérítési járadék	725,0			
		5				Baleseti járadék	8 100,0			
		6				Gyermekgondozási díj	190 127,3			
		7				Rokkantsági, rehabilitációs ellátások	286 766,4			
	3					Természetbeni ellátások				
		1				Gyógyító-megelőző ellátás				
			1			Háziorvosi, háziorvosi ügyeleti ellátás	139 547,5			
			2			Védőnői szolgáltatás, anya-, gyermek- és ifjúságvédelem	27 028,2			
			3			Fogászati ellátás	32 894,8			
			4			Otthoni szakápolás	5 596,8			
			5			Betegszállítás és orvosi rendelvényű halottszállítás	6 796,9			

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	LXXII. FEJEZET Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
			8						Művesekezelés			23 171,1			
			11						Működési költségelőleg			2 000,0			
			13						Célelőirányzatok			42 854,1			
			15						Mentés			42 930,6			
			17						Laboratóriumi ellátás			27 473,2			
			18						Összevont szakellátás			911 329,0			
			19						Népegészségügy fejlesztése			1 703,3			
			21						Gyógyító-megelőző ellátás céltartalék			10 438,0			
		2						Gyógyfürdő és egyéb gyógyászati ellátás támogatása				4 200,0			
		3						Anyatej-ellátás				200,0			
		4						Gyógyszertámogatás							
			1						Gyógyszertámogatás kiadásai			280 625,3			
			4						Gyógyszertámogatási céltartalék			81 700,3			
		5						Gyógyászati segédeszköz támogatás							
			1						Kötszertámogatás			8 080,0			
			2						Gyógyászati segédeszköz kölcsönzés támogatása			450,0			
			3						Egyéb gyógyászati segédeszköz támogatás			61 199,5			
		6						Utazási költségtérítés				5 443,1			
		7						Nemzetközi egyezményből eredő és külföldön történő, tervezett ellátások kiadásai							
			1						Sürgősségi ellátás EGT-n, Svájcon belül			16 264,9			
			2						Sürgősségi ellátás EGT-n kívül			330,2			
			3						Külföldön tervezett egészségügyi ellátások megtérítése			100,0			
			4						Külföldön történt speciális egészségügyi ellátások			224,0			
			5						Külföldön igénybevett Magyarországon nem elérhető egészségügyi szolgáltatások			2 782,2			
		8						Természetbeni ellátások céltartaléka				5 000,0			
	4						Egészségbiztosítás egyéb kiadásai								
		4						Egyéb, ellátásokhoz kapcsolódó kiadások							
			1						Kifizetőhelyeket megillető költségtérítés			2 501,8			
			2						Postaköltség			2 772,9			
			3						Egyéb kiadások			803,1			
			5						Gyógyszergyártók ellentételezése, elszámolási különbözet rendezése			10,0			
			7						Gyógyszertárak juttatása			4 100,0			
			8						Gyógyszertárak szolgáltatási díja			4 500,0			
3						**Vagyongazdálkodás**									
	1						Ellátások fedezetére szolgáló vagyongazdálkodás					12,0	15,0		
5						**Egészségbiztosítási költségvetési szervek**									
	1						Központi hivatali szerv						419,8		
				1						*Működési költségvetés*					
					1						Személyi juttatások	3 876,3			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	658,9			
					3						Dologi kiadások	1 563,0			
					5						Egyéb működési célú kiadások	175,0			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			200,0	

LXXII. EGÉSZSÉGBIZTOSÍTÁSI ALAP	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**2 441 868,2**	**2 442 068,2**	**200,0**
Hazai felhalmozási költségvetés	**200,0**	**0,0**	**-200,0**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
LXXII. fejezet összesen	**2 442 068,2**	**2 442 068,2**	**0,0**

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	LXXII. FEJEZET Kiemelt előirányzat neve	2019. évi előirányzat Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel

Központi alrendszer	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**16 578 886,5**	**16 578 886,5**	**0,0**
Hazai felhalmozási költségvetés	**2 044 252,9**	**1 642 151,3**	**-402 101,6**
Európai uniós fejlesztési költségvetés	**1 955 659,1**	**1 359 326,8**	**-596 332,3**
Központi alrendszer összesen	**20 578 798,5**	**19 580 364,6**	**-998 433,9**

2. melléklet a 2018. évi L. törvényhez

A helyi önkormányzatok általános működésének és ágazati feladatainak támogatása

I. A HELYI ÖNKORMÁNYZATOK MŰKÖDÉSÉNEK ÁLTALÁNOS TÁMOGATÁSA

1. A települési önkormányzatok működésének támogatása

ELŐIRÁNYZAT: 146 511,6 millió forint

a) Önkormányzati hivatal működésének támogatása

FAJLAGOS ÖSSZEG: 4 580 000 forint/fő

A központi költségvetés támogatást biztosít az önkormányzati hivatal működési kiadásaihoz a Mötv. szerint 2016. január 1-jén működő, illetve a Mötv. 85. § (3a) bekezdés alapján történő kijelölés szerinti hivatali struktúrának megfelelően. Amennyiben év közben változik a közös hivatali struktúra, vagy 2016. január 1-jéhez képest megváltozik a közös hivatal székhelye, azt az érintett önkormányzatok egymás között pénzeszközátadással rendezik.

A támogatás meghatározása az elismert hivatali létszám alapján a személyi és dologi kiadások elismert átlagos költségei figyelembevételével történik. Közös önkormányzati hivatal esetében a támogatásra a székhely önkormányzat jogosult.

Az elismert hivatali létszám a számított alaplétszám korrekciós tényezőkkel korrigált összege. Önálló polgármesteri hivatal esetében az elismert hivatali létszám megegyezik a számított alaplétszámmal. Budapest Főváros Önkormányzata esetében az elismert hivatali létszám 470 fő.

A számított alaplétszám az alábbi képlet alapján határozható meg:

$$SZAL = c + (ÖL - a)/(b - a) * (d - c), \text{ két tizedesre kerekítve}$$

ahol:

SZAL = számított alaplétszám,

ÖL = az önkormányzat(ok) lakosságszáma, amennyiben a közös hivatalt fenntartó önkormányzatok együttes lakosságszáma nem éri el a 2000 főt, úgy 2000 főként kell a számításkor figyelembe venni,

a = az elismert hivatali létszám a Kiegészítő szabályok 3.*a)* pontja alapján a település típusa szerint az adott lakosságszám-kategória alsó határa,

b = az elismert hivatali létszám a Kiegészítő szabályok 3.*a)* pontja alapján a település típusa szerint az adott lakosságszám-kategória felső határa,

c = az elismert hivatali létszám a Kiegészítő szabályok 3.*a)* pontja alapján a település típusa szerint az adott lakosságszám-kategóriához tartozó elismert köztisztviselői létszám minimuma,

d = az elismert hivatali létszám a Kiegészítő szabályok 3.*a)* pontja alapján a település típusa szerint az adott lakosságszám-kategóriához tartozó elismert köztisztviselői létszám maximuma.

A közös hivatal esetében az elismert hivatali létszám a korrekciós tényezők figyelembevételével a következő képlet alapján határozható meg:

$$EHL = SZAL * (1 + Ka + Kb + Kc), \text{ két tizedesre kerekítve}$$

ahol:
EHL = elismert hivatali létszám,
SZAL = számított alaplétszám,
Ka = a Kiegészítő szabályok 3.*b)* pont *ba)* alpontja szerinti korrekciós tényező,
Kb = a Kiegészítő szabályok 3.*b)* pont *bb)* alpontja szerinti korrekciós tényező,
Kc = a Kiegészítő szabályok 3.*b)* pont *bc)* alpontja szerinti korrekciós tényező.

A közös hivatal esetében a közös hivatalt alkotó hetedik és minden további település után az elismert hivatali létszám településenként 1 fővel nő. A járási székhely önkormányzat, illetve az 5000 fő lakosságszám feletti község, nagyközség önkormányzata esetében az elismert hivatali létszám 2 fővel emelkedik függetlenül attól, hogy önállóan vagy közös hivatal útján gondoskodik a hivatali feladatok ellátásáról.

b) Településüzemeltetéshez kapcsolódó feladatellátás alaptámogatása

A települési önkormányzatok településüzemeltetési feladataik ellátásához az alábbi jogcímek alapján részesülnek támogatásban.

ba) A zöldterület-gazdálkodással kapcsolatos feladatok ellátásának alaptámogatása

FAJLAGOS ÖSSZEG: 22 300 forint/hektár

A támogatás a települési önkormányzatokat a zöldterületek, és az azokhoz kapcsolódó építmények kialakításához és fenntartásához kapcsolódóan a belterület nagysága alapján illeti meg. Budapest Főváros Önkormányzata e jogcímen 550 millió forint támogatásra jogosult.
A belterületre vonatkozóan a Budapest Főváros Kormányhivatala által az ingatlan-nyilvántartási adatbázisból (a továbbiakban: ingatlan-nyilvántartási adatbázis) ingyenesen rendelkezésre bocsátott 2017. december 31-én hatályos területi összesítőben szereplő adatokat kell figyelembe venni.

bb) Közvilágítás fenntartásának alaptámogatása

A támogatás a települési önkormányzatokat a településen történő közvilágítás biztosításához kapcsolódóan illeti meg. A támogatás meghatározása a településen kiépített kisfeszültségű hálózat kilométerben meghatározott hossza alapján történik, az alábbi, a 2017. évi országosan összesített önkormányzati beszámolóban szereplő „Közvilágítás" kormányzati funkció alapján településkategóriánként számított átlagos, egy kilométerre jutó nettó működési kiadások figyelembevételével.
Településkategóriánként a támogatás fajlagos összege az alábbi:

Főváros, megyei jogú város, 40 000 fő lakosságszám feletti város	415 000 Ft/km
10 001 - 40 000 fő lakosságszám közötti település	400 000 Ft/km
10 001 fő lakosságszám alatti település	320 000 Ft/km

A településen kiépített kisfeszültségű hálózat hossza tekintetében a Központi Statisztikai Hivatal 2017. december 31-ei állapotnak megfelelően elkészített Országos Statisztikai Adatgyűjtési Program (a továbbiakban: OSAP-jelentés) „Jelentés a települések villamosenergia-ellátásáról" adatgyűjtés szerinti adatokat kell figyelembe venni azzal, hogy Budapest Főváros Önkormányzata tekintetében a kiépített kisfeszültségű hálózat hossza megegyezik a budapesti kerületeknél rögzített adatok összegével.

bc) Köztemető-fenntartással kapcsolatos feladatok alaptámogatása

A támogatás a települési önkormányzatokat a köztemető fenntartásával kapcsolatos feladataihoz kapcsolódóan illeti meg, a 2017. évi országosan összesített önkormányzati beszámolóban szereplő „Köztemető-fenntartás, és -működtetés” kormányzati funkció településkategóriánként számított egy négyzetméterre eső nettó működési kiadások figyelembevételével. Az így meghatározott támogatás összege legalább 100 000 forint.

Ugyancsak 100 000 forint támogatás illeti meg azon önkormányzatokat, amelyeknek a fenti kormányzati funkción mutatkozó nettó kiadása nem haladja meg a 100 000 forintot, illetve az OSAP-jelentés alapján naturális mutatóval rendelkeznek, de a fenti kormányzati funkción nettó kiadásuk nem mutatkozott. Nem részesülnek támogatásban azon önkormányzatok, amelyek az OSAP-jelentésben nem szerepeltettek temetőt. Azon önkormányzatok, amelyek temetővel nem rendelkeznek, de megállapodás alapján köztemető fenntartásához hozzájárulnak vagy a feladatot ellátják, és a fenti kormányzati funkción nettó működési kiadásuk a Magyar Államkincstár (a továbbiakban: Kincstár) által ellenőrzött és igazolt módon meghaladja a 100 000 forintot, a nettó kiadásuk 90%-ának megfelelő összegű támogatásra, de legalább 100 000 forintra jogosultak.

E támogatásban a fővárosi kerületek nem részesülnek.

Budapest Főváros Önkormányzata esetében a támogatás összege 18,3 millió forint.

Településkategóriánként a támogatás fajlagos összege az alábbi:

Megyei jogú város, 40 000 fő lakosságszám feletti város	70 Ft/m^2
10 001 - 40 000 fő lakosságszám közötti település	104 Ft/m^2
10 001 fő lakosságszám alatti település	69 Ft/m^2

A településen lévő köztemető nagyságát az OSAP-jelentés „Jelentés az önkormányzatok tulajdonában lévő ingatlanvagyonról „T” adatlap 01-04. sorok” adatai alapján kell figyelembe venni.

bd) Közutak fenntartásának alaptámogatása

A támogatás a települési önkormányzatokat a közutak fenntartásával kapcsolatos feladataihoz kapcsolódóan illeti meg, a 2017. évi országosan összesített önkormányzati beszámolóban szereplő „Közutak, hidak, alagutak üzemeltetése, fenntartása” és „Parkoló, garázs üzemeltetése, fenntartása” kormányzati funkciók alapján településkategóriánként számított nettó működési kiadások figyelembevételével.

Településkategóriánként a támogatás fajlagos összege az alábbi:

Főváros, fővárosi kerületek, megyei jogú város, 40 000 fő lakosságszám feletti város	470 000 Ft/km
10 001-40 000 fő lakosságszám közötti település	295 000 Ft/km
10 001 fő lakosságszám alatti település	227 000 Ft/km

A településen lévő belterületi út hosszát az OSAP-jelentés „Helyi közutak és hidak adatai” alapján kell figyelembe venni.

c) Egyéb önkormányzati feladatok támogatása

FAJLAGOS ÖSSZEG: 2 700 forint/fő,

de

a) az 1000 fő lakosságszámot meg nem haladó azon települések esetében, ahol az egy lakosra jutó adóerő-képesség nem haladja meg a 32 000 forintot, településenként legalább 5 000 000 forint,

b) az 1000 fő lakosságszám feletti azon települések esetében, ahol az egy lakosra jutó adóerő-képesség nem haladja meg a 32 000 forintot, településenként legalább 6 000 000 forint,

c) az egyéb településenként legalább 3 500 000 forint.

A központi költségvetés támogatást biztosít a települési önkormányzatok számára a Mötv. 13. §-ában meghatározott egyes – az 1.*a)*-*b)* pontokban nem nevesített – feladatok ellátására.

E mellékletben az adóerő-képesség a 2018. II. negyedéves költségvetési jelentés alapján a helyi iparűzési adóalap 1,4%-át jelenti. Az adóerő-képesség figyelembevételére vonatkozó szabályokat a Kiegészítő szabályok 1.*c)* pontja tartalmazza.

d) Lakott külterülettel kapcsolatos feladatok támogatása

FAJLAGOS ÖSSZEG: 2 550 forint/külterületi lakos

A központi költségvetés támogatást biztosít a lakott külterülettel rendelkező települési önkormányzatoknak a 2018. január 1-jei külterületi lakosok száma alapján.

e) Üdülőhelyi feladatok támogatása

FAJLAGOS ÖSSZEG: 1,0 forint/idegenforgalmi adóforint

A központi költségvetés támogatást biztosít a települési önkormányzatoknak az üdülővendégek tartózkodási ideje alapján beszedett idegenforgalmi adó 2017. évi tényadatai alapján. Késedelmi pótlék, bírság alapján nem igényelhető a hozzájárulás.

f) Beszámítás, kiegészítés

A települési önkormányzatot a következő sorrend szerint a *c)*, *d)*, *ba)*, *bb)*, *bc)*, *bd)*, *e)* és *a)* jogcímeken megillető támogatás összegéig (a továbbiakban: beszámítás alapja) a számított bevételével összefüggő támogatáscsökkentés terheli. A kiegészítés az önkormányzatot az *a)*-*e)* jogcímeken megillető szerinti támogatások összegére illeti meg (a továbbiakban együtt: kiegészítés alapja). A támogatáscsökkentés és kiegészítés a nettó finanszírozás során kerül érvényesítésre.

A támogatáscsökkentés és a kiegészítés mértékének számításakor alkalmazandó paramétertábla:

No.	Kategóriák a települési önkormányzat egy lakosra jutó adóerő-képessége szerint (forint)		Támogatáscsökkentés mértéke a számított bevétel százalékában		Kiegészítés mértéke a kiegészítés alapjának százalékában	
	alsó határ	felső határ	minimum	maximum	maximum	minimum
	a	b	c	d	e	f
1.	1	7 000	0	0	50	45
2.	7 001	10 000	0	0	25	20

3.	10 001	12 500	0	0	0	0
4.	12 501	22 500	20	80	0	0
5.	22 501	42 000	80	105	0	0
6.	42 001	110 000	105	120	0	0
7.	110 001	536 000	120	125	0	0

A támogatáscsökkentés az alábbi képlet alapján határozható meg a 12 500 forint egy lakosra jutó adóerő-képességet meghaladó adóerő-képességű önkormányzatok esetében:

TCS = IA * [c + (AE - a)/(b - a) * (d - c)] / 100, egész számra kerekítve

ahol:

TCS = támogatáscsökkentés összege,

IA = a 2017. évi iparűzési adóalap 0,55%-a

AE = az önkormányzat egy lakosra jutó adóerő-képessége, ami alapján a támogatáscsökkentés és a kiegészítés mértékének számításakor alkalmazandó paramétertábla megfelelő sora alkalmazandó

a-d = a támogatáscsökkentés és a kiegészítés mértékének számításakor alkalmazandó paramétertábla szerinti érték.

Amennyiben a település közös hivatal székhelye, a 4-7. kategóriákban a rá irányadó %-os támogatáscsökkentés 10 százalékponttal kisebb.

A számított bevétel számítása során az iparűzési adóalap a fővárosi és a kerületi önkormányzatok között a fővárosi önkormányzat és a kerületi önkormányzatok közötti forrásmegosztásról szóló 2006. évi CXXXIII. törvény 2018. január 1-jén hatályos 3. §-a, illetve annak melléklete szerint kerül megosztásra. Az adóerő-képesség figyelembevételére vonatkozó szabályokat a Kiegészítő szabályok 1.*c)* pontja tartalmazza. Budapest Főváros lakosságszámaként az egy lakosra jutó adóerő-képesség számításakor a fővárosi kerületek együttes lakosságszámát kell figyelembe venni.

A legfeljebb 10 000 forint egy főre jutó adóerő-képességgel rendelkező önkormányzatok esetében a kiegészítés összege a kiegészítés alapja és a kiegészítés százalékos mértékének szorzata, ahol a kiegészítés mértéke az egy lakosra jutó adóerő-képesség növekedésével arányosan csökken és az alábbi képlet alapján határozható meg:

KM = e + (AE - a)/(b - a) * (f - e)

ahol:

KM = kiegészítés százalékos mértéke,

AE = az önkormányzat egy lakosra jutó adóerő-képessége, ami alapján a számított bevétel és a kiegészítés mértékének számításakor alkalmazandó paramétertábla megfelelő sora alkalmazandó,

a-b, e-f = a számított bevétel és a kiegészítés mértékének számításakor alkalmazandó paramétertábla szerinti értékek.

g) Teljesítési adatokhoz kapcsolódó korrekciós támogatás

Amennyiben az e pont szerinti támogatás megállapítását követően az előirányzat összege lehetőséget ad rá, a 2017. évi országosan összesített beszámolók és a 2017. évi adóerő-képesség alapján a helyi önkormányzatokért felelős miniszter és az államháztartásért felelős miniszter 2018. december 21-éig a 2017. évi adóerő-képesség ismeretében az *f)* pont szerinti kategóriák és támogatáscsökkentési és kiegészítési mértékek módosítására jogosultak, amely egyetlen kategóriát sem érinthet hátrányosan.

A támogatáscsökkentési és kiegészítési mértékeket úgy kell megállapítani, hogy az előirányzat a korrekciós támogatás biztosításával se lépje túl a törvényi előirányzatot.

2. Nem közművel összegyűjtött háztartási szennyvíz ártalmatlanítása

ELŐIRÁNYZAT:	76,3 millió forint
FAJLAGOS ÖSSZEG:	100 forint/m^3

A támogatás az összegyűjtött és a hatóságilag kijelölt lerakóhelyeken igazoltan elhelyezett, nem közművel összegyűjtött háztartási szennyvíz mennyisége (m^3) után illeti meg azon települési önkormányzatokat, amelyek

a) a vízgazdálkodásról szóló 1995. évi LVII. törvény alapján szervezett közszolgáltatás ellátásáról közszolgáltatóval kötött, hatályos szerződés útján,

b) a környezet és a vízbázisok védelme érdekében a közműves csatornahálózattal el nem látott településrészein keletkezett nem közművel összegyűjtött háztartási szennyvíz gyűjtéséről ártalmatlanítás céljából

gondoskodnak.

Az összeg a fajlagos lakossági ráfordítások (díjak) csökkentéséhez járul hozzá.

A támogatást a települési önkormányzatok a nem közművel összegyűjtött háztartási szennyvíz becsült évi mennyisége (m^3) alapján, a Kiegészítő szabályok 2.*a)-b)* pontjai szerint igénylik, és annak tényleges, közszolgáltatási szerződés szerint összegyűjtött mennyisége alapján számolnak el. A támogatás folyósítása négy egyenlő részletben, minden negyedév utolsó hónapjában történik.

3. Határátkelőhelyek fenntartásának támogatása

ELŐIRÁNYZAT:	115,4 millió forint
FAJLAGOS ÖSSZEG:	2 forint/ki- és belépési adatok

Az előirányzat a 2015. december 31-ei schengeni külső (a magyar-ukrán, a magyar-román, a magyar-szerb és a magyar-horvát) határszakaszokon közúti határátkelőhelyet fenntartó települési önkormányzatok támogatását szolgálja. A támogatás a 2017. évi közúti ki- és belépési (személyi- és járműforgalmi) adatok alapján kerül megállapításra, folyósítására egy alkalommal, január hónapban kerül sor. A támogatás felhasználása érdekében a települési önkormányzat és az illetékes határrendészeti kirendeltség vezetője együttműködési megállapodást köt.

4. Megyei önkormányzatok feladatainak támogatása

ELŐIRÁNYZAT:	4 891,3 millió forint

Az előirányzat a megyei önkormányzatok feladataihoz kapcsolódó kiadások támogatását szolgálja.

millió forint

Megyei önkormányzatok	Támogatás
Baranya Megyei Önkormányzat	247,0
Bács-Kiskun Megyei Önkormányzat	279,4
Békés Megyei Önkormányzat	239,9
Borsod-Abaúj-Zemplén Megyei Önkormányzat	318,1
Csongrád Megyei Önkormányzat	254,4
Fejér Megyei Önkormányzat	255,4
Győr-Moson-Sopron Megyei Önkormányzat	261,2
Hajdú-Bihar Megyei Önkormányzat	283,0

Heves Megyei Önkormányzat	226,8
Jász-Nagykun-Szolnok Megyei Önkormányzat	245,9
Komárom-Esztergom Megyei Önkormányzat	227,6
Nógrád Megyei Önkormányzat	201,2
Pest Megyei Önkormányzat	452,1
Somogy Megyei Önkormányzat	229,2
Szabolcs-Szatmár-Bereg Megyei Önkormányzat	286,8
Tolna Megyei Önkormányzat	208,3
Vas Megyei Önkormányzat	214,6
Veszprém Megyei Önkormányzat	238,6
Zala Megyei Önkormányzat	221,8
Összesen:	4 891,3

5. A költségvetési szerveknél foglalkoztatottak 2018. évi áthúzódó és 2019. évi kompenzációja

ELŐIRÁNYZAT: 2 987,0 millió forint

Az előirányzat szolgál a helyi önkormányzati intézményrendszerben 2018. december 1. és 2019. november 30. között foglalkoztatottak havi keresete után járó bérkompenzációjának támogatására.

A támogatás a helyi önkormányzatokat a költségvetési szervek és az egyházi jogi személyek foglalkoztatottjainak 2018. évi kompenzációjáról szóló 462/2017. (XII. 28.) Korm. rendeletben és e törvény 77. § (1) bekezdés *a)* pontjában kapott felhatalmazás alapján kiadott kormányrendeletben foglaltak szerint illeti meg.

6. Polgármesteri illetmény támogatása

ELŐIRÁNYZAT: 3 010,0 millió forint

Az előirányzat szolgál a Mötv. 2016. december 31-én hatályos 71. § (4) és (5) bekezdés szerinti polgármesteri illetmény és tiszteletdíj, és a Mötv. 2016. évi CLXXXV. törvénnyel módosított 71. § (4) bekezdése szerinti polgármesteri illetmény és a 71. § (5) bekezdése szerinti tiszteletdíj összegének különbözetéhez, és az arra tekintettel fizetendő szociális hozzájárulási adó összegéhez (a továbbiakban együtt: tényleges különbözet) biztosított támogatásra.

A támogatás a 32 000 forint egy lakosra jutó adóerő-képességet meg nem haladó adóerő-képességű települési önkormányzatokat illeti meg a tényleges különbözet és az önkormányzat egy lakosra jutó adóerő-képessége szerint.

A támogatás szempontjából a polgármesteri tisztség betöltésének módját az OSAP-jelentés 1621 „Önkormányzati törzsadattár” 2016. II. félévi adatgyűjtése szerint kell figyelembe venni.

A támogatás mértékét az alábbi táblázat rögzíti:

No.	Kategóriák a települési önkormányzat egy lakosra jutó adóerő-képessége szerint (forint)		Támogatás mértéke a tényleges különbözet %-ában
	alsó határ	felső határ	
1.	0	24 000	100
2.	24 001	32 000	25

Az adóerő-képesség figyelembevételére vonatkozó szabályokat a Kiegészítő szabályok 1.*c)* alpontja tartalmazza.

II. A TELEPÜLÉSI ÖNKORMÁNYZATOK EGYES KÖZNEVELÉSI FELADATAINAK TÁMOGATÁSA

1. Az óvodában foglalkoztatott pedagógusok és az e pedagógusok nevelőmunkáját közvetlenül segítők bértámogatása

ELŐIRÁNYZAT:	150 365,0 millió forint
PEDAGÓGUSOK ÁTLAGBÉRÉNEK ÉS KÖZTERHEINEK ELISMERT ÖSSZEGE:	4 371 500 forint/számított létszám/év
PEDAGÓGUSOK NEVELŐMUNKÁJÁT KÖZVETLENÜL SEGÍTŐK ÁTLAGBÉRÉNEK ÉS KÖZTERHEINEK ELISMERT ÖSSZEGE:	2 205 000 forint/létszám/év

A központi költségvetés a Kjt., az Nkt., valamint a pedagógusok előmeneteli rendszeréről és a közalkalmazottak jogállásáról szóló 1992. évi XXXIII. törvény köznevelési intézményekben történő végrehajtásáról szóló 326/2013. (VIII. 30.) Korm. rendelet (a továbbiakban: köznevelési Kjtvhr.), továbbá egyéb, a kereseteket meghatározó jogszabályok alapján elismert átlagbéralapú támogatást biztosít az óvodát fenntartó települési önkormányzat részére az általa fenntartott óvodában foglalkoztatott pedagógusok, és az e pedagógusok nevelőmunkáját közvetlenül segítők (a továbbiakban: segítő) béréhez és az ehhez kapcsolódó szociális hozzájárulási adóhoz.

A támogatás a települési önkormányzatot az általa fenntartott óvodaintézmény(ek)ben foglalkoztatott, az Nkt. nevelés-szervezési paraméterei szerint számított pedagógus-, valamint segítői létszám után illeti meg. Egy óvodaintézménynek kell tekinteni az egy OM azonosítóval és alapító okirattal rendelkező intézményt, beleértve az óvoda valamennyi feladatellátási helyét (székhely, tagintézmény, telephely) akkor is, ha az alapító okiratban a tagintézményként vagy telephelyként nevesített feladatellátási hely a fenntartótól eltérő településen van.

a) Az óvodai nevelésben részesülő gyermekek számának meghatározása (beleértve a sajátos nevelési igényű gyermekeket is)

Az óvodai nevelésben részesülő gyermekek számának meghatározása a 2018/2019. és a 2019/2020. nevelési évek köznevelési statisztikai tényleges nyitó létszám adatai alapján történik.

Számításba kell venni továbbá mindazon gyermekeket, beleértve a kríziközpontban vagy a titkos menedékházban elhelyezett ellátásra tekintettel ideiglenes óvodai jogviszonyt létesített gyermekeket is,

– akik 2018. december 31-éig, vagy – az Nkt. 8. § (1) bekezdésében foglalt feltételek megléte esetén – a felvételüktől számított hat hónapon belül a harmadik életévüket betöltik és a 2018/2019. nevelési évben legkésőbb december 31-éig első alkalommal veszik igénybe az óvodai nevelést,

– akik negyedik, illetve ötödik életévüket betöltik és a 2018/2019. nevelési évben legkésőbb december 31-éig az óvodai nevelést első alkalommal veszik igénybe,

– akik 2019. december 31-éig, vagy – az Nkt. 8. § (1) bekezdésében foglalt feltételek megléte esetén – a felvételüktől számított hat hónapon belül a harmadik életévüket betöltik és

a 2019/2020. nevelési évben legkésőbb december 31-éig első alkalommal veszik igénybe az óvodai nevelést, valamint

– akik negyedik, illetve ötödik életévüket betöltik és a 2019/2020. nevelési évben legkésőbb december 31-éig az óvodai nevelést első alkalommal veszik igénybe.

Az óvodai nevelésben részesülő integráltan nevelt sajátos nevelési igényű gyermekek számát a pedagógusok számított létszámának megállapításakor az Nkt. 47. § (7) bekezdésében meghatározottak szerint kell figyelembe venni.

Nem igényelhető támogatás

– a 2018/2019. nevelési évre azon gyermekek után, akik a hetedik életévüket 2018. augusztus 31-éig betöltötték,

– a 2019/2020. nevelési évre azon gyermekek után, akik a hetedik életévüket 2019. augusztus 31-éig betöltik,

kivéve, ha az Nkt. 45. § (2) bekezdése alapján a gyermekek óvodai nevelése meghosszabbítható.

Nem igényelhető támogatás továbbá azon gyermekek után, akik esetében az intézmény óvodai neveléshez kapcsolódó tandíjat állapít meg, továbbá akinek a jegyző vagy a fenntartó felmentést adott a kötelező óvodai nevelésben való részvétel alól.

b) A számított pedagógus és a segítők létszámának meghatározása

A pedagóguslétszám meghatározása a következő képlettel történik:

2018/2019. nevelési évre:

$$Psz1 = (L1 / Cs) * Feh1 + Vk1 + Op1$$

2019/2020. nevelési évre:

$$Psz2 = (L2 /Cs) * Feh2 + Vk2 + Op2$$

ahol:

Psz1; Psz2 = a 2018/2019., illetve a 2019/2020. nevelési évre számított pedagógusok létszáma, egy tizedesre kerekítve,

L1; L2 = a 2018/2019., illetve a 2019/2020. nevelési évben szervezett csoport(ok)ban az *a)* pont szerinti összes gyermeklétszám,

Cs = csoport átlaglétszám 20 fő,

Feh1; Feh2 = foglalkozási együttható az 50 órában egységesen meghatározott, óvodai foglalkoztatási időkeret, az Nkt. szerinti pedagógus heti kötelező óraszám, illetve kötött munkaidő figyelembevételével: 1,62.

Vk1; Vk2 = vezetői órakedvezmény miatti pedagógus-többletlétszám a 2018/2019., illetve a 2019/2020. nevelési évben (két tizedesre kerekítve).

Op1; Op2 = az Nkt. 61. § (3) bekezdése alapján az intézmény alapító okirata szerint 500 fő férőhelyet elérő vagy azt meghaladó intézményeknél kötelezően alkalmazandó óvodapszichológusok létszáma a 2018/2019., illetve a 2019/2020. nevelési évben (egy tizedesre kerekítve).

A támogatás igénylése szempontjából a segítők száma – beleértve a pedagógus szakképzettséggel, szakképesítéssel rendelkező segítőket is – az Nkt. 2. melléklete szerint elismerhető és a Kjt. alapján foglalkoztatott – létszám, de legfeljebb

– 2019. év első 8 hónapjában a ténylegesen foglalkoztatott segítők – teljes munkaidőre átszámított – átlagos száma,

– 2019. év utolsó 4 hónapjában az erre az időszakra becsült segítők – teljes munkaidőre átszámított – átlagos száma,

egy tizedesre kerekítve.

A segítők létszámának meghatározásakor az Nkt. 2. melléklete szerinti pedagógiai asszisztens csak azon intézményeknél vehető figyelembe, ahol legalább 3 csoport működik.

Az év végi elszámolás mindkét nevelési év tekintetében a havonta, az Nkt. 2. melléklete szerint elismerhető és a Kjt. alapján ténylegesen foglalkoztatott segítők – teljes munkaidőre átszámított – egy tizedesre kerekített átlagos létszáma alapján történik.

A pszichopedagógus a segítők létszámában nem vehető figyelembe.

c) A pedagógusok és a segítők bértámogatásának összege

A bértámogatás az alábbiak szerint kerül meghatározásra:

2018/2019. nevelési évre:

$$Tp1 = Psz1 * ÁBp * 8/12$$

$$Ts1 = S1 * ÁBs * 8/12 + PS1 * ÁBp * 8/12$$

2019/2020. nevelési évre:

$$Tp2 = Psz2 * ÁBp * 4/12$$

$$Ts2 = S2 * ÁBs * 4/12 + PS2 * ÁBp * 4/12$$

ahol:

Tp1; Tp2 = a 2018/2019., illetve a 2019/2020. nevelési évben a pedagógusok átlagbéralapú támogatása,

Ts1, Ts2 = a 2018/2019., illetve a 2019/2020. nevelési évben a segítők átlagbéralapú támogatása,

S1; S2 = a 2018/2019., illetve a 2019/2020. nevelési évben a segítők *b)* pont szerinti száma, levonva a PS1, illetve a PS2 értékét,

PS1; PS2 = a 2018/2019., illetve a 2019/2020. nevelési évben a pedagógus szakképzettséggel, szakképesítéssel rendelkező segítők száma,

ÁBp = pedagógus átlagbér elismert összege,

ÁBs = segítők átlagbérének elismert összege.

A támogatás felhasználható a 2018. december havi bérek 2019. januárban történő kifizetésére is.

A 2018/2019. nevelési év átlagbéralapú támogatási összege 4%-ának folyósítása január első munkanapján, 12%-ának folyósítása január végén, ezt követően havonta egyenlő részletekben, az államháztartásról szóló törvény végrehajtásáról szóló 368/2011. (XII. 31.) Korm. rendeletben (a továbbiakban: Ávr.) meghatározott időpontokban történik. A 2019/2020. nevelési év átlagbéralapú támogatásának folyósítása négy egyenlő részletben, szeptember hónaptól havonta, az Ávr.-ben meghatározott időpontokban történik.

2. Óvodaműködtetési támogatás

ELŐIRÁNYZAT:	27 493,2 millió forint
FAJLAGOS ÖSSZEG:	97 400 forint/fő/év

A támogatás a települési önkormányzatot az óvoda működésével és feladatellátásával összefüggő kiadásaihoz kapcsolódóan illeti meg az általa fenntartott óvodában nevelt – az 1.*a)* pontban figyelembe vett – gyermeklétszám után.

A létszám meghatározásakor minden gyermeket egy főként kell figyelembe venni.

A 2018/2019. nevelési évre jutó támogatási összeg 4%-ának folyósítása január első munkanapján, 12%-ának folyósítása január végén, ezt követően havonta egyenlő részletekben, az Ávr.-ben meghatározott időpontokban történik. A 2019/2020. nevelési évre

jutó támogatás folyósítása négy egyenlő részletben, szeptember hónaptól havonta, az Ávr.-ben meghatározott időpontokban történik.

3. Társulás által fenntartott óvodákba bejáró gyermekek utaztatásának támogatása

ELŐIRÁNYZAT:	500,9 millió forint
FAJLAGOS ÖSSZEG:	189 000 forint/fő/év

A támogatás a Mötv. alapján létrehozott társulás által fenntartott óvodákba járó – az 1.*a)* pontban figyelembe vett – gyermeklétszámból azon gyermekek után igényelhető, akik a lakóhelyüktől, ennek hiányában tartózkodási helyüktől eltérő településen veszik igénybe az óvodai ellátást és utaztatásuk autóbusz működtetésével, iskolabusz-szolgáltatás vagy különcélú menetrend szerinti autóbusz-szolgáltatás vásárlásával biztosított. E támogatás szempontjából iskolabusz-szolgáltatás vásárlásnak minősül a menetrendtől függetlenül kizárólag e célból indított járat(ok) igénybevétele. A támogatás igénybevételének további feltétele, hogy az utaztatott gyermekek mellett kísérő utazzon.

A támogatás szempontjából az adott napon figyelembe vehető egy főként az a gyermek, akinek az utazását mind az oda-, mind a visszaúton a fentiek szerint biztosították. Az utaztatott gyermekek számának meghatározása: tervezéskor az éves becsült létszám, elszámolásnál az utaztatás kapcsán készített nyilvántartás alapján naponta összesített ellátottak száma osztva 220-szal.

A támogatás folyósítása a nettó finanszírozás keretében, az Ávr.-ben meghatározott időpontokban történik.

4. Kiegészítő támogatás a pedagógusok és a pedagógus szakképzettséggel rendelkező segítők minősítéséből adódó többletkiadásokhoz

ELŐIRÁNYZAT:	10 935,4 millió forint

ALAPFOKOZATÚ VÉGZETTSÉGŰ PEDAGÓGUSOK, PEDAGÓGUS SZAKKÉPZETTSÉGGEL RENDELKEZŐ SEGÍTŐK

– PEDAGÓGUS II. KATEGÓRIÁBA SOROLT PEDAGÓGUSOK, PEDAGÓGUS SZAKKÉPZETTSÉGGEL RENDELKEZŐ SEGÍTŐK KIEGÉSZÍTŐ TÁMOGATÁSA:	396 700 forint/fő/év
– MESTERPEDAGÓGUS, KUTATÓTANÁR KATEGÓRIÁBA SOROLT PEDAGÓGUSOK KIEGÉSZÍTŐ TÁMOGATÁSA:	1 447 300 forint/fő/év

MESTERFOKOZATÚ VÉGZETTSÉGŰ PEDAGÓGUSOK, PEDAGÓGUS SZAKKÉPZETTSÉGGEL RENDELKEZŐ SEGÍTŐK

– PEDAGÓGUS II. KATEGÓRIÁBA SOROLT PEDAGÓGUSOK, PEDAGÓGUS SZAKKÉPZETTSÉGGEL RENDELKEZŐ SEGÍTŐK KIEGÉSZÍTŐ TÁMOGATÁSA:	434 300 forint/fő/év
– MESTERPEDAGÓGUS, KUTATÓTANÁR KATEGÓRIÁBA SOROLT PEDAGÓGUSOK KIEGÉSZÍTŐ TÁMOGATÁSA:	1 593 700 forint/fő/év

A központi költségvetés kiegészítő támogatást biztosít az Nkt. 64. §-a szerinti előmeneteli rendszer keretén belül lebonyolított minősítési eljárás során 2019. január 1-jén Pedagógus II., Mesterpedagógus vagy Kutatótanár fokozatú besorolással rendelkező pedagógusok, a

bölcsődében és mini bölcsődében foglalkoztatott felsőfokú végzettségű kisgyermeknevelők (a továbbiakban: felsőfokú végzettségű kisgyermeknevelők), valamint Pedagógus II. fokozatba átsorolt, pedagógus szakképzettséggel rendelkező segítők (a továbbiakban: segítők) béréhez. A támogatás az önkormányzatot az általa fenntartott óvodai, bölcsődei és mini bölcsődei intézményben 2018. december 1-je és 2019. november 30-a között ténylegesen foglalkoztatott pedagógusok, felsőfokú végzettségű kisgyermeknevelők és segítők időarányosan figyelembe vett, egy tizedesre kerekített száma alapján illeti meg a következők szerint:

– a támogatás teljes összege megilleti a fenntartót azon pedagógusok, felsőfokú végzettségű kisgyermeknevelők és segítők után, akik a minősítést 2018. január 1-jéig történő átsorolással szerezték meg,

– a támogatás 11 havi időarányos része illeti meg a fenntartót azon pedagógusok, felsőfokú végzettségű kisgyermeknevelők és segítők után, akik a minősítést 2019. január 1-jei átsorolással szerezték meg.

A támogatás felhasználható a 2018. december havi bérek 2019. januárban történő kifizetésére is.

A minősítést elnyert pedagógusok, felsőfokú végzettségű kisgyermeknevelők és segítők fenntartónkénti adatait a köznevelési információs rendszer adatkezelőjének adatszolgáltatása alapozza meg. Ha a támogatást megalapozó adatok az önkormányzat által fenntartott intézményben ténylegesen foglalkoztatott, minősítést elnyert és átsorolt pedagógusok, felsőfokú végzettségű kisgyermeknevelők és segítők számával nem egyeznek meg, azok önkormányzat általi módosítására az Ávr. szerinti értesítőben meghatározott módon és határnapig kerülhet sor.

A támogatás folyósítása január hónaptól havonta egyenlő részletekben, az Ávr.-ben meghatározott időpontokban történik.

5. Nemzetiségi pótlék

ELŐIRÁNYZAT:	418,9 millió forint
FAJLAGOS ÖSSZEG:	563 000 forint/fő/év

A központi költségvetés kiegészítő támogatást biztosít a települési önkormányzatok által fenntartott óvodában foglalkoztatott, a köznevelési Kjtvhr. 16. § (6) bekezdése alapján nemzetiségi pótlékra jogosult pedagógusok nemzetiségi pótlékához és az ehhez kapcsolódó szociális hozzájárulási adóhoz. A támogatás igénybevételének további feltétele, hogy az óvoda

– alapító okiratában szerepel a nemzetiségi óvodai nevelés és

– a nemzetiségi óvodai nevelést a nemzetiségi óvodai nevelésének irányelve és a nemzetiség iskolai oktatásának irányelve kiadásáról szóló 17/2013. (III. 1.) EMMI rendelet figyelembevételével elkészített pedagógiai program alapján szervezi meg.

A támogatás felhasználható a 2018. december havi nemzetiségi pótlék 2019. januárban történő kifizetésére is.

A támogatás folyósítása a nettó finanszírozás keretében, az Ávr.-ben meghatározott időpontokban történik.

A II.1., II.2., II.4. és II.5. pontra vonatkozó közös szabály:

A II.1., II.2., II.4. és II.5. pont szerinti támogatás 50%-ára jogosult az önkormányzat, ha az óvoda napi nyitvatartási ideje nem éri el a nyolc órát, de eléri a hat órát.

III. A TELEPÜLÉSI ÖNKORMÁNYZATOK SZOCIÁLIS, GYERMEKJÓLÉTI ÉS GYERMEKÉTKEZTETÉSI FELADATAINAK TÁMOGATÁSA

1. Szociális ágazati összevont pótlék és egészségügyi kiegészítő pótlék

ELŐIRÁNYZAT: 16 941,1 millió forint

A központi költségvetés támogatást biztosít a közalkalmazottak jogállásáról szóló 1992. évi XXXIII. törvénynek a szociális, valamint a gyermekjóléti és gyermekvédelmi ágazatban történő végrehajtásáról szóló 257/2000. (XII. 26.) Korm. rendelet (a továbbiakban: Kjtvhr.) 15/A. §-a és 15/C. §-a szerinti, 2019. január-december havi foglalkoztatásra tekintettel kifizetendő szociális ágazati összevont pótlékhoz, egészségügyi kiegészítő pótlékhoz és azok szociális hozzájárulási adójához.

A települési önkormányzat a támogatásra akkor jogosult, ha a Kjtvhr. 15/A. §-a és 15/C. §-a szerinti szociális ágazati összevont pótlék és egészségügyi kiegészítő pótlék teljes összege tényleges bérnövekedésként jelenik meg a foglalkoztatott számára. Nem nyújtható támogatás a szociális ágazati összevont pótléknak és az egészségügyi kiegészítő pótléknak a Kjtvhr. 5. és 7. számú mellékleteiben meghatározott összegén felül nyújtott összege és az arra tekintettel fizetendő szociális hozzájárulási adó kifizetéséhez.

A támogatás havi összege a helyi önkormányzati költségvetési szervek foglalkoztatottjaira vonatkozó, előző hónapra számfejtett, tárgyhónapban kifizetendő havi pótlékok szociális hozzájárulási adóval növelt bruttó összege. A támogatás folyósítása – a Kincstár tárgyhónap 10-éig a támogatás önkormányzatokat megillető összegével kapcsolatosan teljesített adatszolgáltatása alapján – havonta történik.

2. A települési önkormányzatok szociális feladatainak egyéb támogatása

ELŐIRÁNYZAT: 34 079,4 millió forint

A támogatás a 35 000 forint egy lakosra jutó adóerő-képességet meg nem haladó települési önkormányzatok egyes szociális jellegű feladataihoz járul hozzá.

A támogatás számított összegét a

– 30%-a a Gyvt. 20/A. §-ának (1) bekezdése szerinti természetbeni támogatásban részesülők 2017. augusztus és 2017. november havi együttes létszámadataiból számított átlaga,

– 30%-a a Szoctv. 33.§-ának (1) bekezdés szerinti aktív korúak ellátásában részesülők 2017. évi átlagos száma,

– 10%-a a 18–59 éves korcsoportba tartozó, személyi jövedelemadót nem fizetők számának a 2016. évi adóbevallások összesítése alapján számított 18-59 éves korcsoporton belüli lakosságszámon belüli részaránya,

– 30%-a a településen élő 60 év feletti lakosoknak az állandó lakosokon belüli részaránya elismert mértéke szerint kell meghatározni.

A támogatás számított összege esetében a támogatási mérték számításakor alkalmazandó paramétertábla:

No.	Kategóriák a települési önkormányzat egy lakosra jutó adóerő-képessége szerint (forint)		Támogatási mérték (%)	
	alsó határ	felső határ	maximuma	minimuma
	a	b	c	d
1.	1	18 000	100	95

2.	18 001	24 000	95	60
3.	24 001	32 000	60	30
4.	32 001	35 000	30	10

A támogatás számított összege esetében alkalmazandó támogatási mérték az egy lakosra jutó adóerő-képesség növekedésével arányosan csökken és az alábbi képlet alapján határozható meg:

TM = c + (AE - a)/(b - a) * (d - c)

ahol:

TM = támogatási mérték,

AE = az önkormányzat egy lakosra jutó adóerő-képessége, ami alapján a támogatás mértékének számításakor alkalmazandó paramétertábla megfelelő sora alkalmazandó,

a-b, c-d = a támogatás mértékének számításakor alkalmazandó paramétertábla szerinti értékek.

A támogatás meghatározása a támogatás számított összegét figyelembe véve az alábbi képlet szerint történik:

T = ha SZT < [SZT + ha(SZF_{2018}>0; akkor K_{2017}*1,6, egyébként K_{2017})]/2, akkor SZT, egyébként [SZT + ha(SZF_{2018}>0; akkor K_{2017}*1,6, egyébként K_{2017})]/2

ahol:

T= támogatás,

SZT = támogatás számított összege,

SZF_{2018}= a Magyarország 2018. évi központi költségvetéséről szóló 2017. évi C. törvény 2. melléklet, kiegészítő szabályok 1.*d)* pontja alapján visszamutatott, az önkormányzatot a III.3.-III.6. pontok szerint megillető támogatás összege,

K_{2017}= az önkormányzat által a 2017. évi költségvetési beszámolóban a

- a „lakóingatlan szociális célú bérbeadása, üzemeltetése", a „lakásfenntartással, lakhatással összefüggő ellátások", „egyéb szociális pénzbeli és természetbeni ellátások, támogatások" kormányzati funkciókon teljesített költségvetési kiadások csökkentve a helyi önkormányzatok előző évi elszámolásából származó kiadások és az ellátottak pénzbeli juttatásai rovatok összegével,
- a „támogatási célú finanszírozási műveletek" kivételével valamennyi kormányzati funkción az ellátottak pénzbeli juttatásai rovaton teljesített

kiadások együttes összege.

Az adóerő-képesség figyelembevételére vonatkozó szabályokat a Kiegészítő szabályok 1.*c)* pontja tartalmazza.

3. Egyes szociális és gyermekjóléti feladatok támogatása

ELŐIRÁNYZAT: 51 764,7 millió forint

a) Család- és gyermekjóléti szolgálat

FAJLAGOS ÖSSZEG: 3 000 000 forint/számított létszám/év

A központi költségvetés a számított szakmai létszám alapján támogatást biztosít a Szoctv., a Gyvt. és a Kiegészítő szabályok 5.*o)* pontja szerinti szakmai szabályoknak megfelelően család- és gyermekjóléti szolgálatot biztosító települési önkormányzatok részére, a személyi és dologi kiadások elismert átlagos költségei figyelembevételével.

A támogatásra a feladat ellátására kötelezett önkormányzat, azaz az önálló polgármesteri hivatalt működtető, illetve a közös önkormányzati hivatal székhelye szerinti önkormányzat jogosult. Ez utóbbi esetben a támogatás igénylője a támogatásból a közös önkormányzati hivatalhoz tartozó valamennyi település feladatellátását biztosítja.

Támogatás nyújtható a fentiek szerint meghatározott települési önkormányzatoknak a Gyvt. szerinti ellátási területen kívüli települések ellátásához is, figyelembe véve azon jogszabályi rendelkezést, hogy – közös hivatalhoz tartozó település esetén – a közös hivatalhoz tartozó valamennyi települést ugyanannak a szolgálatnak kell ellátnia. Ebben az esetben a támogatás megállapítása az ellátott

– önálló polgármesteri hivatallal rendelkező önkormányzatonként és
– közös hivatalonként

külön-külön történik, a támogatás igénylője ezek együttes összegére jogosult. Ebben az esetben az ellátást nem saját maga biztosító önkormányzat a támogatásra nem jogosult.

Társult feladatellátás csak abban az esetben támogatható, ha annak székhelye, így a támogatás igénylője a feladat ellátására kötelezett önkormányzat.

E támogatásra nem jogosult az a települési önkormányzat, amelynek a lakosságszáma nulla.

aa) Számított szakmai létszám meghatározása

Valamennyi, a támogatásra jogosult települési önkormányzatot támogatás illeti meg a számított szakmai létszám alapján. E szakmai létszám meghatározása számított alap- és kiegészítő létszám, illetve korrekciós szorzó alapján történik.

aaa) Számított alaplétszám meghatározása:

ALsz =
– járásszékhely települési önkormányzatok esetében: L/8 000,
– fővárosi kerületi önkormányzatok esetében: L/12 000,
– egyéb önkormányzatok esetében: L/5 000,

de minimum 1 fő

ahol:

Alsz = az adott évre elismert foglalkoztatottak számított alaplétszáma, egy tizedesjegyre kerekítve,

L = a település, fővárosi kerület lakosságszáma, közös önkormányzati hivatal esetén a hivatalhoz tartozó önkormányzatok együttes lakosságszáma.

aab) Számított kiegészítő létszám meghatározása:

Amennyiben a közös önkormányzati hivatalt négynél több település alkotja, a székhely önkormányzat számított kiegészítő létszámának meghatározása:

Közös hivatalt alkotó települések száma	KLsz (fő)
5-8 település	L/10 000, de legalább 0,5 fő
8 település felett	2 * (L/10 000), de legalább 1 fő

ahol:

KLsz = adott évre elismert foglalkoztatottak számított kiegészítő létszáma, egy tizedesjegyre kerekítve.

aac) A számított alaplétszám korrekciós szorzója

A számított alaplétszám korrekciós szorzója (SZk) azon fővárosi kerületi önkormányzatok esetében, amelyeknél a kerület teljes lakosságszámához viszonyítva – tárgyévet megelőző év május 31-én – a rendszeres gyermekvédelmi kedvezményben részesülő gyermekek aránya meghaladja a 2,5%-ot: 1,5, minden más önkormányzat esetében: 1.

ab) A támogatás meghatározása:

T = [(Alsz*SZk) + KLsz + EM] * FÖ

ahol:
T = a támogatás összege,
FÖ = a támogatás fajlagos összege.

b) Család- és gyermekjóléti központ

FAJLAGOS ÖSSZEG: 3 000 000 forint/számított létszám/év

A központi költségvetés a számított szakmai létszám alapján támogatást biztosít a járásszékhely települési önkormányzatoknak és a fővárosi kerületi önkormányzatoknak a Szoctv.-ben, a Gyvt.-ben és a Kiegészítő szabályok 5.*o)* pontja szerinti szakmai szabályoknak megfelelően működtetett család- és gyermekjóléti központ fenntartásához, a személyi és dologi kiadások elismert átlagos költségei figyelembevételével.
A támogatásra jogosult önkormányzat e támogatásból a járáshoz tartozó összes településen biztosítja a feladatellátást. Társult feladatellátás csak abban az esetben támogatható, ha annak székhelye, így a támogatás igénylője a feladat ellátására kötelezett önkormányzat.

ba) A számított szakmai létszám meghatározása

A számított szakmai létszám meghatározása számított alap- és kiegészítő létszám, illetve korrekciós szorzó alapján történik.

baa) Számított alaplétszám meghatározása:

JALsz =
– járásszékhely települési önkormányzatok esetében: Lj/9 000*(1+TELsz/84), de minimum 3 fő,
– kerületi önkormányzatok esetében: Lj/12 000,
ahol:
JALsz = adott évre elismert foglalkoztatottak számított alaplétszáma, egy tizedesre kerekítve,
Lj = a járáshoz tartozó önkormányzatok együttes, illetve a kerületi önkormányzat lakosságszáma,
TELsz = a járáshoz tartozó települési önkormányzatok száma.

bab) Számított kiegészítő létszám meghatározása

A kedvezményezett járások besorolásáról szóló 290/2014. (XI. 26.) Korm. rendelet szerinti kedvezményezett, fejlesztendő és komplex programmal fejlesztendő járások székhely települései esetében az alábbi *számított kiegészítő létszám* ismerhető el.

Járás besorolása	JKLsz (fő)		
	Lj < 20 000	20 000 <= Lj <= 35 000	Lj > 35 000
Kedvezményezett járás	0,5	1	1 + [(Lj-35 000)/35 000]
Fejlesztendő járás	1	2	2 + [(Lj-35 000)/35 000]
Komplex programmal fejlesztendő járás	1,5	3	3 + [(Lj-35 000)/35 000]

ahol:
JKLsz = adott évre elismert foglalkoztatottak számított kiegészítő létszáma, egy tizedesjegyre kerekítve.

bac) A számított alaplétszám korrekciós szorzója

A számított alaplétszám korrekciós szorzója (SZk) azon kerületi önkormányzatok esetében, amelyeknél a kerület teljes lakosságszámához viszonyítva – tárgyévet megelőző év május 31-én – a rendszeres gyermekvédelmi kedvezményben részesülő gyermekek aránya meghaladja a 2,5%-ot: 1,5, minden más esetben: 1.

bb) A támogatás meghatározása:

$$JAT = [(JALsz * SZk) + JKLsz + EM] * JFÖ$$

ahol:
JAT = a támogatás összege,
EM = család- és gyermekjóléti központonként 1 fő szociális diagnózis felvételét végző esetmenedzser,
JFÖ = a támogatás fajlagos összege.

c) Szociális étkeztetés

FAJLAGOS ÖSSZEG: 55 360 forint/fő

A támogatás a települési önkormányzatoknak a Szoctv. 62. §-a alapján és a Kiegészítő szabályok 5.*o)* pontja szerinti szakmai szabályoknak megfelelően nyújtott szociális étkeztetés feladataihoz kapcsolódik.

A támogatás a települési önkormányzatot a szociális étkeztetésben ellátottak száma szerint illeti meg. Ezen a jogcímen igényelhető támogatás a népkonyhai étkeztetésben részesülők után is.

A támogatás nem vehető igénybe a III.5. pont szerinti jogcímeken gyermekétkeztetésben részesülők után.

Az ellátottak számának meghatározása: tervezéskor – a heti 6, illetve 7 napon nyújtott szolgáltatásoknál a 6, illetve 7 nap alapulvételével – az ellátottak éves becsült száma, elszámoláskor az étkeztetésben részesülők étkeztetésre vonatkozó igénybevételi naplója alapján naponta összesített ellátottak száma osztva 251-gyel. Egy ellátott naponta csak egyszer vehető figyelembe.

Amennyiben a szociális étkeztetés feladatának ellátásáról – a Kiegészítő szabályok 5.*d)-e)* pontoknak megfelelő – társulás gondoskodik, úgy az ellátottak után a fajlagos összeg 110%-a igényelhető.

d) Házi segítségnyújtás

A támogatásra az a települési önkormányzat jogosult, amely a házi segítségnyújtást a Szoctv. 63. §-a alapján és a Kiegészítő szabályok 5.*o)* pontja szerinti szakmai szabályoknak megfelelően működteti.
A támogatás a települési önkormányzatot a házi segítségnyújtás szociális segítés keretében ellátott személyek száma, személyi gondozás esetén a számított ellátotti létszám szerint illeti meg.

da) Szociális segítés

FAJLAGOS ÖSSZEG: 25 000 forint/fő

A támogatás a Szoctv. 63. § (3) bekezdése és a Kiegészítő szabályok 5.*o)* pontja szerinti szakmai szabályok alapján biztosított szociális segítés keretében kizárólag szociális segítésre megállapodást kötött ellátottak után jár. A feladat ellátható közfoglalkoztatottak alkalmazásával, de ez esetben a támogatás kizárólag a feladat ellátásával összefüggő kiadások közfoglalkoztatáshoz kapcsolódó egyéb állami támogatással nem fedezett részére használható fel.
Az ellátottak számának meghatározása: tervezéskor a szociális segítés keretében ellátottak éves becsült száma, elszámoláskor a szociális segítésben részesülők tevékenységnaplója alapján naponta összesített ellátottak száma osztva 251-gyel.

db) Személyi gondozás

FAJLAGOS ÖSSZEG: 210 000 forint/fő

A támogatás a Szoctv. 63. § (4) bekezdése és a Kiegészítő szabályok 5.*o)* pontja szerinti szakmai szabályok alapján biztosított személyi gondozás keretében kizárólag személyi gondozásra megállapodást kötött ellátottak után jár. 2016. évben kötött megállapodások esetén azon ellátottak után is jár a támogatás, akikkel személyi gondozásra és szociális segítésre kötöttek megállapodást. A támogatásnál nem vehető figyelembe a társadalmi gondozók alkalmazásával, a közérdekű önkéntes tevékenység keretében, a közfoglalkoztatotti jogviszonyban álló személyek, vagy szociális szövetkezet igénybevételével nyújtott ellátás.
Az ellátottak számának meghatározása: tervezéskor a személyi gondozásra megállapodással rendelkező ellátottak részére nyújtott tevékenység éves becsült óraszáma alapján kalkulált ellátotti létszám. Elszámoláskor az ellátotti létszámot a személyes gondoskodást nyújtó szociális intézmények szakmai feladatairól és működésük feltételeiről szóló 1/2000. (I.7.) SzCsM rendelet 2. számú melléklet Kiegészítő szabályok 3. pontja alapján kell meghatározni. Amennyiben a gondozást nem heti 40 órában foglalkoztatott szociális gondozó végzi, úgy a gondozásra fordított havi 147 órás órakeret arányosan csökkentve vehető figyelembe. Az ellátottak száma igényléskor és elszámoláskor sem haladhatja meg a befogadott ellátotti létszámot.
Amennyiben a házi segítségnyújtásról – a Kiegészítő szabályok 5.*d)-e)* pontoknak megfelelő – társulás gondoskodik, úgy a személyi gondozásnál figyelembe vett ellátotti létszám után a fajlagos összeg 130%-a igényelhető.
Egy ellátott naponta a *da)-db)* jogcímek közül csak egy jogcímen vehető figyelembe.

e) Falugondnoki vagy tanyagondnoki szolgáltatás

FAJLAGOS ÖSSZEG: 2 500 000 forint/szolgálat

A támogatásra az a települési önkormányzat jogosult, amely a falugondnoki vagy a tanyagondnoki szolgáltatást a Szoctv. 60. §-a és a Kiegészítő szabályok 5.*o)* pontja szerinti szakmai szabályoknak megfelelően tartja fenn.
A támogatás a települési önkormányzatot az ellátást biztosító szolgálat száma alapján illeti meg.

f) Időskorúak nappali intézményi ellátása

FAJLAGOS ÖSSZEG: 109 000 forint/fő

A támogatást azok a települési önkormányzatok vehetik igénybe, amelyek a Szoctv. 65/F. §-a alapján és a Kiegészítő szabályok 5.*o)* pontja szerinti szakmai szabályoknak megfelelően időskorúak nappali ellátását biztosító intézményt tartanak fenn. A támogatás az önkormányzatokat az ellátottak száma szerint illeti meg.
Azon ellátott után, akire vonatkozóan a támogató szolgáltatás és a közösségi ellátások finanszírozásának rendjéről szóló jogszabályban meghatározott intézményen belüli foglalkoztatási támogatást vagy fejlesztő foglalkoztatás működési támogatását, vagy a megváltozott munkaképességű munkavállalókat foglalkoztató munkáltatók akkreditációjáról, valamint a megváltozott munkaképességű munkavállalók foglalkoztatásához nyújtható költségvetési támogatásokról szóló 327/2012. (XI. 16.) Korm. rendelet (a továbbiakban: 327/2012. (XI. 16.) Korm. rendelet) alapján az akkreditált foglalkoztatónak támogatást folyósítanak, a fenntartó az adott napra csak a támogatás 40%-át igényelheti.
Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámolásnál a nappali ellátásban részesülők látogatási és eseménynaplója alapján naponta összesített ellátottak száma – a heti 6, illetve heti 7 napon nyújtott szolgáltatásoknál a 6, illetve 7 nap alapulvételével – osztva 251-gyel. Nem vehetők figyelembe a kizárólag étkeztetésben részesülők.
Amennyiben az időskorúak nappali intézményi ellátásáról – a Kiegészítő szabályok 5.*d)-e)* pontoknak megfelelő – társulás gondoskodik, úgy az ellátottak után a fajlagos összeg 150%-a igényelhető.

g) Fogyatékos és demens személyek nappali intézményi ellátása

FAJLAGOS ÖSSZEG: 500 000 forint/fő

A támogatást azok a települési önkormányzatok vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon és a Kiegészítő szabályok 5.*o)* pontja szerinti szakmai szabályok szerint fogyatékosok nappali ellátását, illetve demens ellátást biztosító intézményt tartanak fenn. A demens személyek nappali intézményében a támogatás igénybevételének feltétele, hogy az ellátásban részesülő személy rendelkezzen pszichiáter, neurológus, vagy geriáter szakorvos demenciakórképet igazoló szakvéleményével.
A támogatás az önkormányzatokat az ellátottak száma szerint illeti meg. Azon ellátott után, akikre vonatkozóan a támogató szolgáltatás és a közösségi ellátások finanszírozásának rendjéről szóló jogszabályban meghatározott intézményen belüli foglalkoztatási támogatást vagy fejlesztő foglalkoztatás működési támogatását, vagy a 327/2012. (XI. 16.) Korm.

rendelet alapján az akkreditált foglalkoztatónak támogatást folyósítanak, a fenntartó az adott napra csak e támogatás 40%-át igényelheti.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámolásnál a nappali ellátásban részesülők látogatási és eseménynaplója alapján naponta összesített ellátottak száma – a heti 6, illetve heti 7 napos nyitvatartással működő intézmények esetén a 6, illetve 7 nap alapulvételével – osztva 251-gyel. Nem vehetők figyelembe a kizárólag étkezésben részesülők.

Amennyiben a fogyatékos és demens személyek nappali intézményi ellátásáról – a Kiegészítő szabályok 5.*d)-e)* pontoknak megfelelő – társulás gondoskodik, úgy az ellátottak után a fajlagos összeg 110%-a igényelhető.

h) Pszichiátriai és szenvedélybetegek nappali intézményi ellátása

FAJLAGOS ÖSSZEG: 310 000 forint/fő

A támogatást azok a települési önkormányzatok vehetik igénybe, amelyek a Szoctv. 65/F. §-a alapján és a Kiegészítő szabályok 5.*o)* pontja szerinti szakmai szabályoknak megfelelően pszichiátriai és szenvedélybetegek számára nappali ellátást biztosító intézményt tartanak fenn.

A támogatás az önkormányzatokat az ellátottak száma szerint illeti meg. Azon ellátott után, akikre vonatkozóan a támogató szolgáltatás és a közösségi ellátások finanszírozásának rendjéről szóló jogszabályban meghatározott intézményen belüli foglalkoztatási támogatást vagy fejlesztő foglalkoztatás működési támogatását, vagy a 327/2012. (XI. 16.) Korm. rendelet alapján az akkreditált foglalkoztatónak támogatást folyósítanak, a fenntartó az adott napra csak e támogatás 40%-át igényelheti.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámolásnál az ellátásban részesülők látogatási és eseménynaplója alapján naponta összesített, a Szoctv. szerint az intézménnyel megállapodást kötött ellátottak száma – a heti 6, illetve heti 7 napos nyitvatartással működő intézmények esetén a 6, illetve 7 nap alapulvételével – osztva 251-gyel. Nem vehetők figyelembe a kizárólag étkezésben részesülők és a 30 napnál folyamatosan hosszabb ideig távolmaradók.

Amennyiben a pszichiátriai és szenvedélybetegek nappali intézményi ellátásáról – a Kiegészítő szabályok 5.*d)-e)* pontoknak megfelelő – társulás gondoskodik, úgy az ellátottak után a fajlagos összeg 120%-a igényelhető.

i) Hajléktalanok nappali intézményi ellátása

FAJLAGOS ÖSSZEG: 206 100 forint/számított férőhely

A támogatást azok a települési önkormányzatok vehetik igénybe, amelyek a Szoctv. 65/F. §-a alapján és a Kiegészítő szabályok 5.*o)* pontja szerinti szakmai szabályoknak megfelelően hajléktalanok számára nappali ellátást biztosító intézményt tartanak fenn.

A támogatás a számított férőhelyek után igényelhető.

A számított férőhelyek számának meghatározása:

$$Fh = L/251$$

Ahol:

Fh = a számított férőhelyszám, egész számra kerekítve,

L = az eseménynapló alapján összesített éves létszám, a heti 6, illetve heti 7 napos nyitvatartással működő intézmények esetén a 6, illetve 7 nap alapulvételével. Elszámolásnál a napi átlagos ellátotti létszám nem haladhatja meg a szolgáltatói nyilvántartásba bejegyzett férőhelyek 120%-át.

Amennyiben a hajléktalanok nappali intézményi ellátásáról – a Kiegészítő szabályok 5.*d)-e)* pontoknak megfelelő – társulás gondoskodik, úgy az ellátottak után a fajlagos összeg 120%-a igényelhető.

j) Családi bölcsőde

FAJLAGOS ÖSSZEG: 360 000 forint/fő

A támogatás a Gyvt.-ben meghatározott családi bölcsődei ellátás biztosítására a Gyvt. 44/A. §-a és a Kiegészítő szabályok 5.*o)* pontja szerinti szakmai szabályok alapján szervezett feladatellátás után jár. A támogatás a települési önkormányzat által fenntartott családi bölcsődébe beíratott és ellátott gyermekek után vehető igénybe.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült számának figyelembevételével meghatározott gondozási napok száma osztva 240-nel, elszámolásnál a havi jelentőlapok szerinti, naponta ténylegesen ellátásban részesülő gyermekek száma alapján összesített éves gondozási napok száma osztva 240-nel.

Amennyiben a családi bölcsődei ellátásról – a Kiegészítő szabályok 5.*d)-e)* pontoknak megfelelő – társulás gondoskodik, úgy az ellátottak után a fajlagos összeg 130%-a igényelhető.

A fajlagos támogatás 77,5%-a megilleti a Gyvt. 145. § (2c) bekezdés *b)* pontja alapján 2017. január 1. előtt befogadást nyert és 2017. január 1-jétől az átalakult napközbeni gyermekfelügyeletet fenntartó önkormányzatokat is.

k) Hajléktalanok átmeneti intézményei

FAJLAGOS ÖSSZEG: 468 350 forint/férőhely

A támogatást azok a települési önkormányzatok vehetik igénybe, amelyek a Szoctv. és a Kiegészítő szabályok 5.*o)* pontja szerinti szakmai szabályoknak megfelelő módon átmeneti szállást és éjjeli menedékhelyet tartanak fenn hajléktalanok részére. A támogatás a települési önkormányzatot a hajléktalanok átmeneti szállásán a ténylegesen betöltött, éjjeli menedékhelyén a működő férőhelyek száma, továbbá a hajléktalanok kórházi ellátás előtti és utáni gondozását szolgáló olyan férőhelyek alapján illeti meg, amelyeket az Egészségbiztosítási Alap is finanszíroz.

A jogcím szerinti támogatás 50%-a igényelhető a kizárólag lakhatási szolgáltatás biztosítása esetén.

A férőhelyek számának meghatározása: tervezéskor a gondozási napokon rendelkezésre álló férőhelyek éves becsült összege osztva 365-tel, elszámolásnál az átmeneti szállás esetében a gondozási napokon ténylegesen betöltött férőhelyek, éjjeli menedékhely esetében a rendelkezésre álló férőhelyek éves összege osztva 365-tel.

Amennyiben a hajléktalanok átmeneti intézményi ellátásáról – a Kiegészítő szabályok 5.*d)-e)* pontoknak megfelelő – társulás gondoskodik, úgy a lakhatási szolgáltatásban és az önálló életvitel fenntartása érdekében szükség szerinti mértékű szociális munkában egyaránt részesülők után a fajlagos összeg 110%-a igényelhető.

l) Támogató szolgáltatás

Alaptámogatás
FAJLAGOS ÖSSZEG: 3 000 000 forint/év/szolgálat

Teljesítménytámogatás
FAJLAGOS ÖSSZEG: 1 800 forint/feladategység

A támogatást azok a települési önkormányzatok vehetik igénybe, amelyek a Szoctv. és a Kiegészítő szabályok 5.*o)* pontja szerinti szakmai szabályoknak megfelelően támogató szolgáltatást tartanak fenn. A támogatásra jogosult települési önkormányzatot alaptámogatás illeti meg a szolgálatok száma és teljesítménytámogatás a szolgálat által biztosított feladategységek alapján a következők szerint.

T=AT+ (Fe*Tt)
ahol:
AT= alaptámogatás
Fe = feladategység: a halmozott fogyatékossága vagy autizmusa miatt szociálisan rászorult személyek segítésével töltött 40 perc, más szociálisan rászorult személyek segítésével töltött 1 óra, illetve a szociálisan rászorult személyek szállítása közben megtett 5 kilométer,
Tt = teljesítménytámogatás

Feladategységek számának meghatározása: tervezéskor a feladategységek tervezett száma, de legfeljebb a Szoctv. alapján befogadott feladategység, elszámolásnál a teljesített feladategység, de legfeljebb a befogadott feladategység.

Támogató szolgáltatás esetén évente legalább 1200 feladategységet, nem egész évben történő támogatás esetén ennek időarányos részét személyi segítéssel kell teljesíteni. Ahány feladategységgel a szolgáltató ennél kevesebbet teljesít, annyi szállítási szolgáltatással teljesített feladategység nem vehető figyelembe a teljesített feladategység meghatározása során. A szállításhoz kapcsolódó személyi segítés aránya a személyi segítésen belül az elszámolható feladategység legfeljebb 50%-a lehet.

Ha a kötelezően teljesítendő feladatmutató – évi 3000 feladategység, nem egész évben történő támogatás esetén ezek időarányos része – nem teljesül, elszámoláskor a tárgyévi alaptámogatás arányos részét vissza kell fizetni.

m) Közösségi alapellátások

Alaptámogatás
FAJLAGOS ÖSSZEG: 2 000 000 forint/év/szolgálat

Teljesítménytámogatás
FAJLAGOS ÖSSZEG: 150 000 forint/feladategység

A támogatást azok a települési önkormányzatok vehetik igénybe, amelyek a Szoctv. és a Kiegészítő szabályok 5.*o)* pontja szerinti szakmai szabályoknak megfelelően pszichiátriai betegek részére nyújtott közösségi alapellátást vagy szenvedélybetegek részére nyújtott közösségi alapellátást biztosító szolgálatot tartanak fenn. A támogatásra jogosult települési önkormányzatot alaptámogatás illeti meg a szolgálatok száma és teljesítménytámogatás a szolgálat által biztosított feladategységek alapján a következők szerint:

T=AT+ (Fe*Tt)
ahol:
AT= alaptámogatás
Fe = feladategység

a) pszichiátriai betegek részére nyújtott közösségi alapellátás esetén az egész évben szolgáltatásban részesülő, a BNO 10 kódkönyv F 00-09 vagy 20-99 diagnóziskódba tartozó ellátott,

b) szenvedélybetegek részére nyújtott közösségi alapellátás esetén az egész évben szolgáltatásban részesülő, a BNO 10 kódkönyv F 10-19 diagnóziskódba sorolható, vagy egyéb kóros függőség által okozott mentális és viselkedési zavarokban – különösen játék- vagy munkaszenvedélyben, társfüggőségben – szenvedő ellátott.

Tt = teljesítménytámogatás

Feladategységek számának meghatározása: tervezéskor a feladategységek tervezett száma, de legfeljebb a Szoctv. alapján befogadott feladategység, elszámolásnál a teljesített feladategység, de legfeljebb a befogadott feladategység. Ha a kötelezően teljesítendő feladatmutató – éves átlagban 40 fő, nem egész évben történő támogatás esetén ezek időarányos része – nem teljesül, elszámoláskor a tárgyévi alaptámogatás arányos részét vissza kell fizetni.

n) Óvodai és iskolai szociális segítő tevékenység támogatása

ELŐIRÁNYZAT: 5 519,5 millió forint

A támogatásra az a járásszékhely települési önkormányzat jogosult, amely az általa fenntartott család- és gyermekjóléti központ útján ellátja a Gyvt. szerinti óvodai és iskolai szociális segítő tevékenységet.

Az önkormányzatokat megillető támogatás éves összegét a szociál- és nyugdíjpolitikáért felelős miniszter 2018. november 30-áig állapítja meg. A támogatás folyósítása négy egyenlő részletben, szeptember hónaptól havonta, az Ávr.-ben meghatározott időpontokban történik.

o) Kiegészítő fajlagos összegek

oa) Kiegészítő fajlagos összegek az a) és b) alpontok szerinti támogatásokhoz

A települési önkormányzatokat a 2017-18. évi minimálbér és garantált bérminimum összegét érintő intézkedésekhez az alábbi kiegészítő fajlagos összegek szerint illetik meg támogatások:

Jogcím	Megnevezés	Kiegészítő fajlagos összeg
III.3.a)	Család- és gyermekjóléti szolgálat	+400 000 forint/számított létszám/év
III.3.b)	Család- és gyermekjóléti központ	+300 000 forint/számított létszám/év

A támogatás az *a)* és *b)* alpontoknál jelzett létszám alapján illeti meg az önkormányzatokat. A támogatás felhasználásával kapcsolatban a kiegészítő szabályok *a)* és *b)* alpontokra vonatkozó rendelkezéseit kell alkalmazni.

ob) Kiegészítő fajlagos összegek a db), e) és k)-m) alpontok szerinti támogatásokhoz

Az önkormányzatokat a 2017-18. évi minimálbér és garantált bérminimum összegét érintő intézkedésekhez az alábbi kiegészítő fajlagos összegek szerint illetik meg támogatások:

Jogcím	Megnevezés	Kiegészítő fajlagos összeg
III.3.db)	Házi segítségnyújtás – személyi gondozás	+120 000 forint/fő

III.3.e)	Falugondnoki vagy tanyagondnoki szolgáltatás	+600 000 forint/szolgálat
III.3.k)	Hajléktalanok átmeneti intézményei	+21 650 forint/férőhely
III.3.l)	Támogató szolgáltatás – alaptámogatás	+1 100 000 forint/év/szolgálat
III.3.m)	Közösségi alapellátások – alaptámogatás	+1 400 000 forint/év/szolgálat

A támogatás a *db), e) és k)-m)* alpontoknál jelzett létszám alapján illeti meg az önkormányzatokat. A támogatás felhasználásával kapcsolatban a kiegészítő szabályok *db), e) és k)-m)* alpontokra vonatkozó rendelkezéseit kell alkalmazni.

4. A települési önkormányzatok által biztosított egyes szociális szakosított ellátások, valamint a gyermekek átmeneti gondozásával kapcsolatos feladatok támogatása

ELŐIRÁNYZAT: 24 846,0 millió forint

A települési önkormányzatokat kötött felhasználású támogatás illeti meg az általuk fenntartott, a Szoctv. és a Gyvt. szabályainak és a Kiegészítő szabályok 5.*o)* pontja szerinti szakmai szabályoknak megfelelően működtetett
– időskorúak átmeneti és tartós bentlakásos ellátását,
– a hajléktalan személyek tartós bentlakásos ellátását, illetve
– a gyermekek és családok átmeneti gondozását
biztosító intézmények, illetve a fogyatékos, valamint a pszichiátriai és szenvedélybeteg személyek részére nyújtotttámogatott lakhatás egyes kiadásaihoz.

a) A finanszírozás szempontjából elismert szakmai dolgozók bértámogatása

SZAKMAI DOLGOZÓK ÁTLAGBÉRÉNEK ÉS KÖZTERHEINEK ELISMERT ÖSSZEGE: 2 606 040 forint/számított létszám/év

A központi költségvetés a Kjt., valamint a Kjtvhr., továbbá egyéb, a kereseteket meghatározó jogszabályok alapján elismert átlagbéralapú támogatást biztosít az időskorúak átmeneti és tartós, a hajléktalan személyek tartós bentlakást nyújtó szociális intézményeit fenntartó, a gyermekek és családok átmeneti gondozását, illetve a fogyatékos, valamint a pszichiátriai és szenvedélybeteg személyek részére nyújtott támogatott lakhatást biztosító települési önkormányzatok részére, az általuk foglalkoztatott szakmai dolgozók béréhez, valamint az ehhez kapcsolódó szociális hozzájárulási adó kifizetéséhez.

A támogatás a települési önkormányzatot a Kiegészítő szabályok 5.*j)* pontja szerint számított segítői létszám után illeti meg.

Az átlagbéralapú támogatás azon települési önkormányzatokat is megilleti, amelyek a gyermekek átmeneti gondozásának biztosítására a Gyvt.-ben szabályozott módon helyettes szülői jogviszonyt létrehozó írásbeli megállapodást kötöttek, és a helyettes szülői tevékenység folytatására a szolgáltatói nyilvántartásba történő bejegyzés alapján jogosultak, illetve az önálló helyettes szülői ellátást biztosítanak írásbeli megállapodás alapján. A támogatás ebben az esetben a helyettes szülői ellátással kapcsolatos költségekre fordítható.

aa) Az ellátottak számának meghatározása

A települési önkormányzatok a Kiegészítő szabályok 2.*a)* pontja szerinti igénylés keretében adatot szolgáltatnak az ellátottak létszámáról, amely éves szinten nem lehet több a szolgáltatói nyilvántartásban szereplő létszám 100%-nál. Az ellátottak között:

- 0,7-szeres szorzóval kell figyelembe venni a családok átmeneti otthonában külső férőhelyen elhelyezett személyeket,
- 1,2-szeres szorzóval kell figyelembe venni azokat a személyeket, akik rendelkeznek a pszichiáter, neurológus, vagy geriáter szakorvos demenciakórkép súlyos fokozatát megállapító szakvéleményével,
- 1,35-szörös szorzóval kell figyelembe venni a fogyatékos személyek részére nyújtott támogatott lakhatás keretében elhelyezett személyeket,
- 0,96-szoros szorzóval kell figyelembe venni a pszichiátriai és szenvedélybeteg személyek részére nyújtott támogatott lakhatás keretében elhelyezett személyeket.

Az ellátottak számának meghatározása:

– tervezéskor az intézményben ellátottak éves becsült gondozási napjainak száma osztva 365-tel,

– elszámolásnál az ellátottak gondozási napokra vonatkozó nyilvántartása szerint összesített éves gondozási napok száma osztva 365-tel.

ab) A számított segítői munkatárs létszám meghatározása

$$Gsz = L/4$$

ahol:

Gsz = adott évre számított, elismert segítő munkatársak együttes létszáma, egész számra felfelé, illetve helyettes szülői ellátás esetén két tizedesre kerekítve,

L = adott évre elismert *aa)* alpont szerinti összes ellátotti létszám.

ac) A szakmai dolgozók bértámogatásának meghatározása:

$$Tsz = Gsz * Ábsz$$

ahol:

Tsz = a finanszírozás szempontjából elismert szakmai dolgozók átlagbéralapú támogatása,

Ábsz = a finanszírozás szempontjából elismert szakmai dolgozók átlagbérének elismert összege.

A támogatás felhasználható a 2018. december havi bérek 2019. januárban történő kifizetésére is.

A Kiegészítő szabályok 2.*a)* pontja szerinti igénylést követően, 2017. december 21-éig – az előirányzatból a *b)* pont szerinti döntés után fennmaradó összeg erejéig – az államháztartásért felelős miniszter dönt az önkormányzatokat megillető kiegészítő bértámogatás fajlagos összegéről.

b) Intézményüzemeltetési támogatás

A központi költségvetés támogatást biztosít a települési önkormányzatoknak az általuk fenntartott időskorúak átmeneti és tartós, a hajléktalan személyek tartós bentlakását, valamint a gyermekek és családok átmeneti gondozását biztosító intézményeiben – ide nem értve a helyettes szülői ellátást és a családok átmeneti otthonának külső férőhelyeit – az intézményvezető és a nem a közvetlen szakmai feladatellátásban dolgozók béréhez, az ehhez kapcsolódó szociális hozzájárulási adóhoz, a szakmai dologi kiadásokhoz, valamint a feladatellátásra szolgáló épület és annak infrastruktúrája folyamatos működtetéséhez szükséges kiadásokhoz, az intézményi térítési bevételek figyelembevételével.

A támogatás összege (a továbbiakban: T) – a Kincstár által ellenőrzött helyi önkormányzati adatszolgáltatás alapján – legfeljebb az alábbiak szerint meghatározott mérték lehet:

$$T <= Ösz + (Iv * Ábsz) – Szt$$

ahol:

Ösz = éves összes várható intézményüzemeltetési kiadás,
Iv = a finanszírozás szempontjából elismert intézményvezető száma a Kiegészítő szabályok 5.*k)* pontja szerint,
Szt = személyi térítési díjakból származó bevétel várható éves összege.

Az intézményüzemeltetési támogatás megállapításához szükséges adatszolgáltatás rendjét a Kiegészítő szabályok 2.*a)* pontja, tartalmát az államháztartásért felelős miniszter által kiadott útmutató rögzíti, amelyet az elszámolás során is figyelembe kell venni.
Az intézményüzemeltetési támogatás önkormányzatonkénti meghatározásáról és annak összegéről – az önkormányzatok által nyújtott adatszolgáltatás alapján – a szociál- és nyugdíjpolitikáért felelős miniszter, az államháztartásért felelős miniszter és a helyi önkormányzatokért felelős miniszter (a továbbiakban: miniszterek) 2018. december 21-éig döntenek. A Kiegészítő szabályok 2.*b)* pontja szerinti májusi adatszolgáltatás alapján a miniszterek döntésüket módosíthatják.

c) Kiegészítő fajlagos összeg az a) alpont szerinti támogatáshoz

Az önkormányzatokat a 2017-18. évi, minimálbér és garantált bérminimum összegét érintő intézkedésekhez *a finanszírozás szempontjából elismert szakmai dolgozók bértámogatás jogcímhez* 241 960 forint/számított létszám/év kiegészítő fajlagos összeg illeti meg.
A támogatás az *a)* alpontnál jelzett létszám alapján illeti meg az önkormányzatokat. A támogatás felhasználásával kapcsolatban a kiegészítő szabályok III.4. pontra vonatkozó rendelkezéseit kell alkalmazni.

5. Gyermekétkeztetés támogatása

ELŐIRÁNYZAT: 78 974,0 millió forint

a) Intézményi gyermekétkeztetés támogatása

A települési önkormányzatokat kötött felhasználású támogatás illeti meg az általuk a bölcsődében, mini bölcsődében, a fogyatékos személyek nappali intézményében elhelyezett gyermekek számára biztosított, továbbá az óvodai, iskolai, kollégiumi és externátusi gyermekétkeztetés (a továbbiakban: intézményi gyermekétkeztetés) egyes kiadásaihoz. A támogatás igénylésének feltétele, hogy az önkormányzat saját fenntartásában lévő költségvetési szerv útján, társult feladatellátás esetén a társulás által fenntartott költségvetési szerv útján, vagy gazdasági társaságtól, egyéni vállalkozótól, központi költségvetési szervtől vagy nemzetiségi önkormányzattól vásárolt szolgáltatással biztosítsa az étkeztetést. Társult feladatellátás esetén a társulási megállapodás szerinti székhely önkormányzat igényelhet támogatást.
A támogatás igénylésének további feltétele vásárolt szolgáltatás esetén, hogy
– az étkeztetés térítési díj megállapítása úgy történjen, hogy az étkeztetést biztosító intézmény vagy az önkormányzat bevétele legyen,
– a szolgáltatási díjban a szolgáltatónak ki kell mutatnia az étkeztetés nyersanyagköltségét (ez megállapodás szerint arányosan is történhet).

aa) Az intézményi gyermekétkeztetés kapcsán az étkeztetési feladatot ellátók után járó bértámogatás

DOLGOZÓK ÁTLAGBÉRÉNEK ÉS KÖZTERHEINEK ELISMERT ÖSSZEGE: 1 900 000 forint/számított létszám/év

A központi költségvetés a Kjt., a köznevelési Kjtvhr., a Kjtvhr., továbbá egyéb, a kereseteket meghatározó jogszabályok alapján elismert átlagbéralapú támogatást biztosít a gyermekétkeztetést biztosító települési önkormányzatok részére, az önkormányzat által foglalkoztatottak béréhez és az ehhez kapcsolódó szociális hozzájárulási adóhoz.
A számított dolgozói létszám alapján megállapított bértámogatás megilleti azon önkormányzatokat is, amelyek a feladatot vásárolt szolgáltatás útján látják el, ekkor e támogatás a szerződés szerinti szolgáltatási díj ellentételezése, továbbá a gyermekétkeztetéssel összefüggő valamennyi kiadás fedezetéül szolgál.

Az ellátottak számának meghatározása

A települési önkormányzat az általa étkeztetett, bölcsődében, mini bölcsődében, óvodában, nappali rendszerű köznevelésben, továbbá a kollégiumi ellátásban részesülő gyermekek, tanulók, fogyatékos személyek nappali intézményében elhelyezett gyermekek esetén az ellátottak számának meghatározása a Kiegészítő szabályok 5.*l)* pontja figyelembevételével történik. Ugyanazon gyermek, tanuló csak egy feladatellátási helyen biztosított étkeztetésnél vehető figyelembe.

A számított dolgozói létszám meghatározása
A számított dolgozói létszám – a kollégiumi, externátusi étkeztetettek számán kívüli – az ellátottak számától függően az alábbi ellátotti kategóriák szerint a következő
ha L értéke 1-100 közötti:
Dsz = (L/25+Lk/25)*F
ha L értéke 101-500 közötti:
Dsz = (100/25+(L-100)/60+Lk/25)*F
ha L értéke 501-1 000 közötti:
Dsz = (100/25+(500-100)/60+(L-500)/70+Lk/25)*F
ha L értéke 1 001-1 500 közötti:
Dsz = (100/25+(500-100)/60+(1 000-500)/70+(L-1 000)/75+Lk/25)*F
ha L értéke 1 500 feletti:
Dsz = (100/25+(500-100)/60+(1 000-500)/70+(1 500-1 000)/75+(L-1 500)/80+Lk/25)*F

ahol:
Dsz = adott évre számított dolgozók létszáma, két tizedesre kerekítve,
L = adott évre elismert – kollégiumi, externátusi étkeztetettek kivételével – ellátotti létszám,
Lk = az adott évre elismert kollégiumi, externátusi létszám,
F = a gyermekétkeztetési feladatellátási helyek számától függő tényező, amelynek értéke

1 feladatellátási hely esetén:	1,0
2-3 feladatellátási hely esetén:	1,1
4-6 feladatellátási hely esetén:	1,2
6 feladatellátási hely felett:	1,3

A dolgozók bértámogatásának meghatározása

Tsz = Dsz * Ábd

ahol:
Tsz = a finanszírozás szempontjából elismert szakmai dolgozók átlagbéralapú támogatása,
Ábd = a finanszírozás szempontjából elismert dolgozók átlagbérének elismert összege.

A támogatás felhasználható a 2018. december havi bérek 2019. januárban történő kifizetésére is.

ab) Az intézményi gyermekétkeztetés üzemeltetési támogatása

A központi költségvetés támogatást biztosít a települési önkormányzatoknak az általuk biztosított intézményi gyermekétkeztetési feladattal összefüggésben felmerülő nyersanyag- és dologi kiadásokhoz a személyi térítési díjból származó elvárt bevételek figyelembevételével.

A támogatás összege (a továbbiakban: *T)* – a Kincstár által ellenőrzött helyi önkormányzati adatszolgáltatás alapján – legfeljebb az alábbiak szerint meghatározott mérték lehet:

$$T <= Kgy – Szt$$

ahol:

Kgy = az intézményi gyermekétkeztetés várható éves nyersanyag- és dologi kiadása (vásárolt szolgáltatás esetében a vásárolt szolgáltatás útján ellátottakra számított *aa)* alpont szerinti támogatással csökkentett éves nyersanyag- és dologi kiadás összege),

Szt = személyi térítési díjakból származó bevétel elvárt éves összege.

Az intézményi gyermekétkeztetés üzemeltetési támogatásának összege nem haladhatja meg az önkormányzat által jelzett nettó kiadások bértámogatással csökkentett összegét.

Az intézményi gyermekétkeztetés üzemeltetési támogatásának megállapításához szükséges adatszolgáltatás rendjét a Kiegészítő szabályok 2.*a)* pontja, tartalmát az államháztartásért felelős miniszter által kiadott útmutató rögzíti, amelyet az elszámolás során is figyelembe kell venni.

Az intézményi gyermekétkeztetés üzemeltetési támogatásának önkormányzatonkénti meghatározásáról és annak összegéről – az önkormányzatok által nyújtott adatszolgáltatás alapján, a települések típusát és az egy lakosra jutó adóerő-képességét is figyelembe véve – a miniszterek 2018. december 21-éig döntenek. A Kiegészítő szabályok 2.*b)* pontja szerinti májusi és októberi adatszolgáltatás alapján a miniszterek döntésüket módosíthatják.

b) A rászoruló gyermekek szünidei étkeztetésének támogatása

A támogatás a rászoruló gyermekek Gyvt. 21/C. § (1) bekezdés *a)* pontjában szereplő gyermekek szünidei étkeztetését biztosító települési önkormányzatokat illeti meg, az étkezési adagok száma alapján. Az étkezési adagok számába beleértendő a személyes gondoskodást nyújtó gyermekjóléti alapellátások és gyermekvédelmi szakellátások térítési díjáról és az igénylésükhöz felhasználható bizonyítékokról szóló 328/2011. (XII. 29.) Korm. rendelet 13/A. § (1)-(2) bekezdése szerint biztosított szünidei étkeztetés is.

A támogatás összege az egy lakosra jutó adóerő-képességtől függő fajlagos összegek figyelembevételével kerül meghatározásra az alábbiak szerint.

Egy lakosra jutó adóerő-képesség (forint)	Fajlagos összeg korrigált értéke az egy lakosra jutó adóerő-képesség alapján (forint/étkezési adag)
0-18 000	570
18 001-21 000	542
21 001-24 000	513
24 001-27 000	485
27 001-30 000	456
30 001-35 000	399
35 001-40 000	342

40 001-	285

A támogatás megállapításához szükséges adatszolgáltatás rendjét a Kiegészítő szabályok 2.*a)* pontja, tartalmát az államháztartásért felelős miniszter által kiadott útmutató rögzíti, amelyet az elszámolás során is figyelembe kell venni.

6. Bölcsőde, mini bölcsőde támogatása

ELŐIRÁNYZAT: 36 568,9 millió forint

A települési önkormányzatokat kötött felhasználású támogatás illeti meg az általuk fenntartott, a Gyvt. és a Kiegészítő szabályok 5.*o)* pontja szerinti szabályainak megfelelően működtetett bölcsődék, mini bölcsődék kiadásaihoz.

a) A finanszírozás szempontjából elismert szakmai dolgozók bértámogatása

FELSŐFOKÚ VÉGZETTSÉGŰ KISGYERMEKNEVELŐK, SZAKTANÁCSADÓK BÉRTÁMOGATÁSA:	4 419 000 forint/számított létszám/év
BÖLCSŐDEI DAJKÁK, KÖZÉPFOKÚ VÉGZETTSÉGŰ KISGYERMEKNEVELŐK, SZAKTANÁCSADÓK BÉRTÁMOGATÁSA:	2 993 000 forint/számított létszám/év

A központi költségvetés a Kjt., valamint a Kjtvhr., továbbá egyéb, a kereseteket meghatározó jogszabályok alapján elismert átlagbéralapú támogatást biztosít a bölcsődét, mini bölcsődét fenntartó települési önkormányzatok részére, az általuk foglalkoztatott kisgyermeknevelők és dajkák (a továbbiakban együtt: szakmai dolgozók) béréhez, valamint az ehhez kapcsolódó szociális hozzájárulási adó kifizetéséhez. A bértámogatás szolgál a bölcsődei pótlék és az arra tekintettel fizetendő szociális hozzájárulási adó kifizetésére is.

aa) Az ellátottak számának meghatározása

Az ellátottak számának meghatározása:
– tervezéskor a beíratott gyermekek naponként figyelembe vett éves becsült létszáma osztva 230-cal,
– elszámoláskor a beíratott gyermekek naponként figyelembe vett éves tényleges létszáma osztva 230-cal.

A beíratott és a támogatás szempontjából figyelembe vett gyermekek létszáma egyetlen alkalommal és összesen sem haladhatja meg a szolgáltatói nyilvántartásban szereplő férőhelyszámot. Az adott hónapban valamennyi nyitvatartási napon figyelembe vehető az a gyermek, aki 10 napnál többet a hónapban nem hiányzott. Nem tekintendő hiányzónak a sajátos nevelési igényű, valamint korai fejlesztésre, gondozásra jogosult gyermek azon a napon, amikor nem a bölcsődében, mini bölcsődében részesül korai fejlesztésben. Nem vehető figyelembe ugyanakkor az adott hónap egyetlen nyitvatartási napján sem az a gyermek, aki a hónapban 10 napnál többet hiányzott. A fentiek szerint figyelembe vehető sajátos nevelési igényű, valamint korai fejlesztésre, gondozásra jogosult gyermekeket az ellátottak számában két főként lehet figyelembe venni.

ab) A szakmai dolgozók számított létszámának meghatározása

MB_{sz} = [Le/7, lefelé kerekítve 0 tizedesre) *2,5 fő] + [ha Le – (Le/7, lefelé kerekítve 0 tizedesre) * 7 >=3, akkor 2,5 fő, ha értéke 0-nál nagyobb és 3-nál kisebb, akkor 1,5 fő]

BB_{sz} = [L_e /12 *2, de legalább 2 fő kisgyermeknevelő] +
[L_e / 24, de legalább 1 fő bölcsődei dajka] +
[$L_{e\,t}$* 2 fő kisgyermeknevelő)] +
egyesített bölcsőde, bölcsődei igazgatóság esetén 1 fő szaktanácsadó

ahol:
MB_{sz} = mini bölcsődében a szakmai dolgozók számított létszáma,
BB_{sz} = bölcsődében a szakmai dolgozók számított létszáma,
L_e = a bölcsődei ellátottak *aa)* alpont szerinti elismert létszáma
Let = azon telephelyek száma, ahol a bölcsődei ellátottak *aa)* alpont szerinti elismert létszáma meghaladja a 60 főt.

Amennyiben a mini bölcsődében az ellátottak száma meghaladja a 14 főt, úgy a szakmai dolgozók számított létszámát a bölcsődére irányadó képlet szerint kell meghatározni.

A támogatás igénylése szempontjából a szakmai dolgozók finanszírozott létszáma a fenti képlet szerinti létszám, de legfeljebb a 2019. évben a ténylegesen foglalkoztatott szakmai dolgozók – teljes munkaidőre átszámított – átlagos száma, egy tizedesre kerekítve, azaz:

$B_{fk} + B_{ff} <= MBsz$ vagy BBsz

ahol:
B_{fk} = a finanszírozás szempontjából elismert bölcsődei dajkák és középfokú végzettségű bölcsődei kisgyermeknevelők, szaktanácsadók száma, egy tizedesre kerekítve,
B_{ff} = a finanszírozás szempontjából elismert felsőfokú végzettségű bölcsődei kisgyermeknevelők, szaktanácsadók száma, egy tizedesre kerekítve,

ac) A szakmai dolgozók finanszírozott létszámra jutó bértámogatás meghatározása:

$$T_f = B_{fk} * BT_k + B_{ff} * BT_f$$

ahol:
T_f = a szakmai dolgozók finanszírozás szempontjából elismert létszámának átlagbéralapú támogatása,
BT_k = a bölcsődei dajkák és középfokú végzettségű kisgyermeknevelők, szaktanácsadók bértámogatása
BT_f = a felsőfokú végzettségű kisgyermeknevelők, szaktanácsadók bértámogatása.

A támogatás felhasználható a 2018. december havi bérek 2019. januárban történő kifizetésére is.

b) Bölcsődei üzemeltetési támogatás

A központi költségvetés támogatást biztosít a települési önkormányzatoknak az általuk biztosított bölcsődei, mini bölcsődei feladattal összefüggésben felmerülő kiadásokhoz a személyi térítési díjból származó elvárt bevételek figyelembevételével.

A üzemeltetési támogatás összege nem haladhatja meg a bölcsődei, mini bölcsődei feladatellátás teljes éves kiadásának a gondozási díjakból származó bevétellel és az *ac)* alpont szerinti bértámogatással csökkentett összegét. Az ezzel kapcsolatos önkormányzati adatszolgáltatást a Kincstár ellenőrzi.

A bölcsődei üzemeltetési támogatás megállapításához szükséges adatszolgáltatás rendjét a Kiegészítő szabályok 2.*a)* pontja, tartalmát az államháztartásért felelős miniszter által kiadott útmutató rögzíti, amelyet az elszámolás során is figyelembe kell venni.

A bölcsődei üzemeltetési támogatásának önkormányzatonkénti meghatározásáról és annak összegéről – az önkormányzatok által nyújtott adatszolgáltatás alapján, a települések típusát és az egy lakosra jutó adóerő-képességét is figyelembe véve – a miniszterek 2018. december 21-éig döntenek. A Kiegészítő szabályok 2.*b)* pontja szerinti májusi és októberi adatszolgáltatás alapján a miniszterek döntésüket módosíthatják.

IV. A TELEPÜLÉSI ÖNKORMÁNYZATOK KULTURÁLIS FELADATAINAK TÁMOGATÁSA

1. Könyvtári, közművelődési és múzeumi feladatok támogatása

ELŐIRÁNYZAT:	21 872,0 millió forint

Az előirányzat a települési önkormányzatokat a kulturális alapellátás biztosításához, a muzeális intézmények fenntartásához, a nyilvános könyvtári feladatok ellátásához és a közművelődési alapszolgáltatások biztosításához illeti meg.

a) Megyei hatókörű városi múzeumok feladatainak támogatása

ELŐIRÁNYZAT:	2 695,8 millió forint

A támogatás a megyeszékhely megyei jogú városok önkormányzatát (Tatabánya Megyei Jogú Város Önkormányzatának kivételével), Szentendre Város Önkormányzatát és Tata Város Önkormányzatát illeti meg a megyei hatókörű városi múzeumok fenntartására és állami feladatainak ellátására.

b) Megyei hatókörű városi könyvtárak feladatainak támogatása

ELŐIRÁNYZAT:	3 216,5 millió forint

A támogatás a megyeszékhely megyei jogú városok önkormányzatát és Szentendre Város Önkormányzatát illeti meg a megyei hatókörű városi könyvtárak fenntartására és állami feladatainak ellátására.

c) Megyeszékhely megyei jogú városok és Szentendre Város Önkormányzata közművelődési feladatainak támogatása

ELŐIRÁNYZAT:	791,7 millió forint
FAJLAGOS ÖSSZEG:	454 forint/fő

A támogatás a megyeszékhely megyei jogú városok és Szentendre Város Önkormányzatát lakosságszám alapján illeti meg a Mötv., valamint a muzeális intézményekről, a nyilvános könyvtári ellátásról és a közművelődésről szóló 1997. évi CXL. törvényben (a továbbiakban: Kult. tv.) meghatározott közművelődési alapszolgáltatások biztosításához.

d) Települési önkormányzatok nyilvános könyvtári és közművelődési feladatainak támogatása

ELŐIRÁNYZAT:	10 176,2 millió forint
FAJLAGOS ÖSSZEG:	1 210 forint/fő, de településenként legalább

1 800 000 forint

A támogatás a települési önkormányzatokat lakosságszám alapján illeti meg a Mötv.-ben, valamint a Kult. tv.-ben meghatározott nyilvános könyvtári feladatainak ellátásához és a közművelődési alapszolgáltatások biztosításához.

A támogatásból a megyeszékhely megyei jogú városok önkormányzata, Szentendre Város Önkormányzata, Budapest Főváros Önkormányzata, és a fővárosi kerületek önkormányzatai nem részesülhetnek.

e) Települési önkormányzatok muzeális intézményi feladatainak támogatása

ELŐIRÁNYZAT: 1 213,2 millió forint

A támogatás a muzeális intézményeket fenntartó települési önkormányzatokat illeti meg elsősorban a muzeális intézményekről, a nyilvános könyvtári ellátásról és a közművelődésről szóló 1997. évi CXL. törvény módosításáról szóló 2012. évi CLII. törvény 30. § (3) bekezdése alapján önkormányzati fenntartásba került muzeális intézmények fenntartásához.

Az egyes települési önkormányzatokat megillető támogatás összegét a kultúráért felelős miniszter határozza meg, az alábbi szempontok figyelembevételével:

– a 2013-2017. évek közötti időszak átlagos látogatószáma, illetve a két utolsó lezárt év változása,
– leltározott gyűjtemény aránya a teljes gyűjteményhez képest,
– szakmai besorolás,
– a települési önkormányzat által fenntartott muzeális intézmények száma,
– az önkormányzat területi elhelyezkedése.

A támogatásból az *a)* pont szerinti támogatásban részesülő önkormányzatok, Budapest Főváros Önkormányzata és a fővárosi kerületek önkormányzatai nem részesülhetnek.

A támogatás folyósítása egy összegben, január hónapban történik.

f) Budapest Főváros Önkormányzata múzeumi, könyvtári és közművelődési feladatainak támogatása

ELŐIRÁNYZAT: 692,2 millió forint

A támogatás Budapest Főváros Önkormányzatát illeti meg a Mötv.-ben, valamint a Kult. tv.-ben meghatározott könyvtári, múzeumi és közművelődési feladatainak ellátásához.

g) Fővárosi kerületi önkormányzatok közművelődési feladatainak támogatása

ELŐIRÁNYZAT: 692,2 millió forint
FAJLAGOS ÖSSZEG: 407 forint/fő

A támogatás a fővárosi kerületek önkormányzatait lakosságszám alapján illeti meg a Mötv.-ben, valamint Kult. tv. alapján meghatározott közművelődési alapszolgáltatások biztosításához.

h) Megyei hatókörű városi könyvtár kistelepülési könyvtári célú kiegészítő támogatása

ELŐIRÁNYZAT: 2 094,2 millió forint

A támogatást a megyei hatókörű városi könyvtárat fenntartó megyeszékhely megyei jogú város és Szentendre Város Önkormányzata igényelheti a könyvtár által az 5 500 főnél kisebb lakosságszámú – könyvtári szolgáltató helyet működtető – településsel 2018. október 15-éig kötött megállapodások alapján, a következők szerint:

ha) 1000 fő lakosságszámú vagy az alatti település

FAJLAGOS ÖSSZEG: 668 300 Ft/település

hb) 1001 – 1500 fő lakosságszám közötti település

FAJLAGOS ÖSSZEG: 1 060 760 Ft/település

hc) 1501 – 5500 fő lakosságszám közötti település

FAJLAGOS ÖSSZEG: 1 002 460 Ft/település

A támogatás megállapításához szükséges adatszolgáltatás rendjét a Kiegészítő szabályok 2.*a)* pontja tartalmazza. A támogatás folyósítása januárban egy összegben történik.

i) A települési önkormányzatok könyvtári célú érdekeltségnövelő támogatása

ELŐIRÁNYZAT: 300,0 millió forint

A Kult. tv. 64. § (2) bekezdés *a)* pontja szerint nyilvános könyvtárat fenntartó települési önkormányzatot vissza nem térítendő támogatás illeti meg a települési nyilvános könyvtár állománygyarapítására és a nyilvános könyvtár technikai, informatikai, műszaki eszközeinek, berendezési tárgyainak gyarapítására.

A támogatás összegét a települési nyilvános könyvtárat, illetve megyei hatókörű városi könyvtárat fenntartó önkormányzatok által a 2018. évben a saját bevételeik terhére biztosított állománygyarapításra fordított összegek (a továbbiakban: 2018. évi önkormányzati hozzájárulás) arányában kell megállapítani.

A 2018. évi önkormányzati hozzájárulás megállapításakor nem vehetők figyelembe az állami támogatások, a pályázati forrásból és az Országos Dokumentum-ellátási Rendszer támogatásából származó összeg.

A támogatás az alábbiak szerint kerül meghatározásra:

$$T = Ki*(Ei/\Sigma K)$$

ahol:
T = az önkormányzatot megillető támogatás összege
Ki= a 2018. évi önkormányzati hozzájárulás összege
Ei = az előirányzat összege
ΣK= a Ki országosan összesített összege.

Egy önkormányzatot ezen a jogcímen legfeljebb 30 000 000 forint támogatás illet meg.

Nem részesülhet támogatásban az az önkormányzat, amelynél a fenti képlet szerint a támogatás számított összege nem éri el a 15 000 forintot. Ezen önkormányzatok kiadásait a végső támogatás meghatározásánál nem kell figyelembe venni. Az emiatt fennmaradó összeget a támogatásban részesülő önkormányzatok között kell felosztani.

A támogatás megállapításához szükséges adatszolgáltatás rendjét a Kiegészítő szabályok 2.*a)* pontja tartalmazza. A támogatás folyósítása április hónapban egy összegben történik.

2. A települési önkormányzatok által fenntartott, illetve támogatott előadó-művészeti szervezetek támogatása

ELŐIRÁNYZAT: 13 005,6 millió forint

Az előirányzat az előadó-művészeti szervezetek támogatásáról és sajátos foglalkoztatási szabályairól szóló 2008. évi XCIX. törvény (a továbbiakban: Emtv.) 11. §-ában és 12. §-ában meghatározott, települési önkormányzatok által fenntartott, illetve támogatott nemzeti vagy kiemelt minősítésű előadó-művészeti szervezetek művészeti és létesítménygazdálkodási célú működési támogatására szolgál.

Az önkormányzatokat megillető, jogcímenként és szervezetenként megállapított támogatás éves összegét az Emtv. 5/B. § (1) bekezdés *d)* pontjában meghatározott módon, az Előadó-művészeti Bizottságok – a Nemzeti Előadó-művészeti Érdekegyeztető Tanács által véleményezett – javaslata alapján a kultúráért felelős miniszter állapítja meg.

a) Színházművészeti szervezetek támogatása

ELŐIRÁNYZAT: 9 805,0 millió forint

Az előirányzat a nemzeti és kiemelt minősítésű színházművészeti szervezetek művészeti és létesítménygazdálkodási célú működési támogatását szolgálja.

b) Táncművészeti szervezetek támogatása

ELŐIRÁNYZAT: 280,6 millió forint

Az előirányzat a nemzeti és kiemelt minősítésű táncművészeti szervezetek művészeti és létesítménygazdálkodási célú működési támogatását szolgálja.

c) Zeneművészeti szervezetek támogatása

ELŐIRÁNYZAT: 2 920,0 millió forint

Az előirányzat a nemzeti és kiemelt minősítésű zenekarok és énekkarok működési támogatását szolgálja.

A IV.1. pont *a), b)* és *e)* alpontjai, valamint IV.2. pont szerinti, a fenntartó önkormányzatokat megillető támogatás éves összegét a kultúráért felelős miniszter 2018. november 30-áig állapítja meg.

3. Kulturális illetménypótlék

ELŐIRÁNYZAT: 3 605,0 millió forint

A központi költségvetés támogatást biztosít a közalkalmazottak jogállásáról szóló 1992. évi XXXIII. törvény végrehajtásáról a művészeti, a közművelődési és a közgyűjteményi területen foglalkoztatott közalkalmazottak jogviszonyával összefüggő egyes kérdések rendezésére című

150/1992. (XI. 20.) Korm. rendelet (a továbbiakban: kulturális Kjtvhr.) 21. §-a szerinti, 2019. január – 2019. december hónapokban kifizetendő kulturális illetménypótlékhoz és annak szociális hozzájárulási adójához.

A települési önkormányzat a támogatásra akkor jogosult, ha a kulturális illetménypótlék teljes összege tényleges bérnövekedésként jelenik meg a foglalkoztatott számára. Nem nyújtható támogatás a kulturális illetménypótléknak a kulturális Kjtvhr. 5. mellékletében meghatározott összegén felül nyújtott összeg és az arra tekintettel fizetendő szociális hozzájárulási adó kifizetéséhez.

A támogatás havi összege a helyi önkormányzati költségvetési szervek foglalkoztatottjaira vonatkozó, előző hónapra számfejtett, tárgyhónapban kifizetendő havi kulturális illetménypótlék szociális hozzájárulási adóval növelt bruttó összege. A támogatás folyósítása – a Kincstár tárgyhónap 5-éig a támogatás önkormányzatokat megillető összegével kapcsolatosan teljesített adatszolgáltatása alapján – havonta történik.

V. SZOLIDARITÁSI HOZZÁJÁRULÁS

A 32 000 forint feletti egy lakosra jutó adóerő-képességgel rendelkező települési önkormányzattól – Budapest Főváros Önkormányzatának kivételével – a támogatáscsökkentés beszámítás alapját meghaladó része (a továbbiakban: szolidaritási hozzájárulás alapja) a nettó finanszírozás keretében elvonásra kerül szolidaritási hozzájárulás jogcímen. A szolidaritási hozzájárulás számításakor alkalmazandó paramétertábla:

No.	Kategóriák a települési önkormányzat egy lakosra jutó adóerő-képessége szerint (forint)		Hozzájárulás mértéke a szolidaritási hozzájárulás alapjának százalékában	
	alsó határ	felső határ	minimum	maximum
	a	b	c	d
1	0	32 000	0	0
2	32 001	38 000	15	50
3	38 001	55 000	50	75
4	55 001	115 000	75	100
5	115 001		100	

A szolidaritási hozzájárulás az alábbi képlet alapján határozható meg:

$$SZH = SZHA * [c + (AE – a)/(b – a) * (d – c)] / 100$$, egész számra kerekítve – KT, de értéke legalább 0

ahol:

SZH = szolidaritási hozzájárulás fizetendő összege,

SZHA = szolidaritási hozzájárulás alapja,

AE = az önkormányzat egy lakosra jutó adóerő-képessége, ami alapján a szolidaritási hozzájárulás mértékének számításakor alkalmazandó paramétertábla megfelelő sora alkalmazandó,

a-d = a szolidaritási hozzájárulás számításakor alkalmazandó paramétertábla szerinti érték,

KT = 500 fő lakosságszám alatti települések esetében alkalmazandó korrekciós tényező, amelynek összege 15 millió forint

Budapest Főváros Önkormányzata esetében a szolidaritási hozzájárulás összege 10 000,0 millió forint.

Kiegészítő szabályok:

1. *Általános szabályok*

a) Az e melléklet szerinti támogatások 2019. december 31-ig használhatók fel és elsősorban működési célokat szolgálnak. A támogatások felhalmozási bevételként eredeti előirányzatként akkor sem tervezhetők, ha a Kiegészítő szabályok valamely támogatás esetében lehetővé teszik a felhalmozási kiadások elszámolását, és a felhalmozási kiadások nem veszélyeztethetik a feladatokhoz kapcsolódó működtetési tevékenységeket, a feladat jogszabályokban rögzített paramétereknek megfelelő ellátásához szükséges működési kiadások teljesítését. Az e melléklet szerinti támogatások megalapozottságának államháztartásról szóló jogszabályok szerinti ellenőrzése a támogatást megalapozó valamennyi kritérium vizsgálatát magában foglalja.

b) A települési önkormányzatok közigazgatási státuszát a 2018. november 1-jei állapotnak megfelelő, a lakosságszámra és korcsoportba tartozók esetében – a III.3. pont *a)* és *b)* alpont szerinti támogatások kivételével – pedig a 2018. január 1-jei állapotnak megfelelő, a Belügyminisztérium adatait kell figyelembe venni. A III.3. pont *a)* és *b)* alpontja szerinti támogatásokat megalapozó lakosságszám tekintetében a Belügyminisztérium 2015. január 1-jei állapotnak megfelelő adatait kell figyelembe venni.

c) Az e melléklet szerinti adóerő-képesség figyelembevétele a következők szerint történik:

A 2017. július 1-jén hatályos iparűzési adórendelettel rendelkező települési önkormányzat a 2018. II. negyedéves költségvetési jelentés keretében szolgáltatott adatot a 2017. évi iparűzési adóalap összegéről. A 2018. II. negyedéves költségvetési jelentés keretében adatot nem szolgáltató önkormányzat esetében az egy lakosra jutó iparűzési adóerő-képesség 12 500 Ft. Ezen önkormányzatok esetében a számított adóalap az e pont szerinti egy lakosra jutó adóerő-képesség és az önkormányzat lakosságszáma alapján kalkulált.

d) A helyi önkormányzatokért felelős miniszter az általa üzemeltetett elektronikus rendszeren keresztül 2019. január 5-éig a települési önkormányzatok számára elérhetővé teszi az e melléklet I.1-I.3. pontok, II.1-II.5. pontok, III.2-III.6. pontok, IV.1. pont *a)-h)* alpontok és a IV. 2. pont szerinti, valamint 2019. április 15-éig az e melléklet IV.1. pont *i)* alpont szerinti támogatások települési önkormányzatokat megillető összegét.

e) Az e melléklet szerinti támogatások igénylési és döntési eljárására nem kell alkalmazni az általános közigazgatási rendtartásról szóló 2016. évi CL. törvény szabályait.

2. *Az e melléklet szerinti támogatások meghatározásához, módosításához, a helyi önkormányzatok egymás közötti, illetve a helyi önkormányzati körön kívüli szervezetnek történő feladat-, illetve intézmény átadás-átvételéhez kapcsolódó eljárásrend:*

a) Támogatások meghatározása

No.	Adat-szolgáltatás időpontja	Támogatás jogcíme	Adatszolgáltatás alapja	Adatszolgáltatás célja
1.	az Ávr. szerint	I.2.	a nem közművel összegyűjtött háztartási szennyvíz becsült évi mennyisége (m^3) alapján	a lakossági díjak csökkentését célzó támogatás megalapozása
2.	az Ávr. szerint	II.1. és II.2.	gyermeklétszám a 2018/2019. nevelési évi nyitó (október 1-jei) tényleges, a 2018. december 31-ei állapotra becsült adatok, a 2019/2020. nevelési évi becsült adatok alapján, illetve a vezetői	a felmért gyermeklétszám, vezetői órakedvezmény miatti pedagógus-többletlétszám, illetve segítők létszáma alapján a

			órakedvezmény miatti pedagógus-többletlétszám, valamint a segítők létszáma a becsült adatok alapján	2019. évi bértámogatás és óvodaműködtetési támogatás megalapozása
3.	az Ávr. szerint	II.3.	e tábla 2. pont szerinti gyermeklétszámából a 2018/2019. nevelési évben ténylegesen utaztatott gyermekek, továbbá 2019/2020. nevelési évben az utaztatott gyermekek becsült száma	utaztatott gyermekek támogatásának megalapozása
4.	az Ávr. szerint	II.5.	nemzetiségi pótlékban részesülő pedagógusok száma,	nemzetiségi pótlékhoz biztosított támogatás megalapozása
5.	az Ávr. szerint	III.3.	éves becsült ellátotti adatok, az *a)* és *b)* pontok esetében az ellátási terület	a III.3. szerinti jogcímek támogatásának megalapozása
6.	az Ávr. szerint	III.4.	a bértámogatás megállapításához az ellátottak éves becsült száma; az intézményüzemeltetési támogatáshoz a 2018. évi igénylés, valamint az időarányos teljesítés és a 2019. évi paraméterek figyelembevételével 2019. évre becsült adatok	2019. évi szakmai dolgozók bértámogatása és az intézményüzemeltetési támogatás megalapozása
7.	az Ávr. szerint	III.5.	a bértámogatás megállapításához az éves becsült ellátotti adatok és a székhely, illetve telephelyek száma; az üzemeltetési támogatás megállapításához a 2019. évi feladatellátás becsült adatai; a rászoruló gyermekek szünidei étkeztetése támogatásának megállapításához szükséges adatok	a dolgozók bértámogatása és az intézményi gyermekétkeztetési üzemeltetési támogatás megalapozása, továbbá a rászoruló gyermekek szünidei étkeztetése támogatásának megalapozása
8.	az Ávr. szerint	III.6.	a bértámogatás megállapításához az éves becsült ellátotti adatok és feladatellátási helyek száma; az üzemeltetési támogatás megállapításához a 2019. évi feladatellátás becsült adatai	a dolgozók bértámogatása és a bölcsődei üzemeltetési támogatás megalapozása
9.	az Ávr. szerint	IV.1.*h)*	2018. október 15-ei tényadatok	a megyei könyvtárral megállapodást kötő önkormányzatok számának felmérése a támogatásra jogosult önkormányzatok adatszolgáltatása alapján
10.	2019. február 26.	IV.1.*i)*	az önkormányzat által 2018. évben saját bevételei terhére könyvtári állománygyarapításra fordított összeg	a települési önkormányzatok könyvtári célú érdekeltségnövelő támogatásának

				megalapozása

b) Támogatások évközi módosítása

No.	Adat-szolgáltatás időpontja	Támogatás jogcíme	Adatszolgáltatás alapja	Finanszírozás kezdő hónapja
1.	2019. május 15.	I.2., II.1., II.2., II.3., II.4., II.5., III.3., III.4., III.5., III.6.	a nem közművel összegyűjtött háztartási szennyvíz becsült évi mennyisége (m^3) módosítható; az óvodások száma, a vezetői órakedvezmény miatti pedagógus-többletlétszám, illetve a segítők létszáma, nemzetiségi pótlékban részesülő pedagógusok száma, valamint a szociális jogcímek esetében a becsült éves ellátotti adatok módosíthatók; a III.4., III.5.*a)* és III.6. jogcímeknél a becsült éves ellátotti adatok, és az üzemeltetési támogatás megállapításához a 2019. évi feladatellátás becsült adatai módosíthatók; a III.5.*b)* jogcímnél az étkezési adagszám módosítható	I.2. esetében 2019. szeptember; II.1., II.2., II.3., II.4., II.5., III.3., III.4.*a)*, III.5.*aa)*, III.5.*b)* és III.6.*a)* esetében 2019. július; III.4.*b)*, III.5.*ab) és* III.6.*b)* esetében 2019. augusztus
2.	2019. október 7.	I.2., II.1., II.2., II.3., II.4., II.5., III.3., III.4.*a)*, III.4.*b)*, III.5., III.6.	a nem közművel összegyűjtött háztartási szennyvíz becsült évi mennyisége (m^3) módosítható; az óvodások száma, a vezetői órakedvezmény miatti pedagógus-többletlétszám, illetve a segítők létszáma, nemzetiségi pótlékban részesülő pedagógusok száma, valamint szociális és gyermekétkeztetési jogcímek esetében a becsült éves ellátotti adatok, az üzemeltetési támogatás megállapításához a 2019. évi feladatellátás becsült adatai módosíthatók; a III.5.*b)* jogcímnél az étkezési adagszám módosítható	2019. december

c) A települési önkormányzatok egymás közötti, illetve települési önkormányzaton kívüli (a továbbiakban: önkormányzati körön kívüli) szervezetnek történő feladat-, illetve intézmény átadás-átvétele

No.	Adat-szolgáltatás időpontja	Támogatás jogcíme	Adatszolgáltatás alapja	Finanszírozás kezdő hónapja
1.	2019. május 15.	II.1., II.2., II.3.	2019. szeptember 1-jével történő fenntartóváltozás jelzése, az *a)* pont szerinti felmérés során megadott adatok megbontásával	2019. szeptember
		III.3.,	2019. július 1-jével történő	III.3. esetében 2019.

		III.4., III.5.*a)*, III.6.	fenntartóváltozás jelzése, az *a)* pont szerinti felmérés során megadott ellátotti adatok megjelölésével	július; III.4., III.5.*a)* és III.6.esetében 2019. augusztus
2.	2019. október 7.	III.3., III.4., III.5.*a*), III.6.	2019. december 1-jével történő fenntartóváltozás jelzése, az *a)* pont szerinti felmérés során megadott adatok megbontásával	2019. december

A települési önkormányzat önkormányzati körön kívüli szervezetnek történő átadás-átvétel esetén az átadást, átvételt tanúsító okmányokat a felmérés lezárását követően a Kincstárnak küldi meg. A kérelemhez mellékelni kell az átadó és az átvevő között kötött megállapodást, az átadás-átvételről szóló képviselő-testületi, illetve társulási tanácsi határozat kivonatát, az átvevő feladatellátáshoz szükséges működési engedélyét (szociális ellátások esetében a szolgáltatói nyilvántartásba történő bejegyzést igazoló dokumentumot), valamint a feladatot átadó és átvevő nyilatkozatát arra vonatkozóan, hogy az e törvény alapján számára biztosított támogatások igényléséről vagy lemondásáról gondoskodott.

Az egyrészről települési önkormányzatok, másrészről települési, területi nemzetiségi önkormányzatok, országos nemzetiségi önkormányzatok, központi költségvetési szervek, valamint nem állami szervezetek közötti feladat-, illetve intézmény átadása-átvétele esetén, amennyiben az intézményátadás, -átvétel időpontja (tényleges átadás-átvétel) nem esik egybe a *c)* pont szerinti táblázatban szereplő fenntartóváltási időpontokkal (finanszírozási átadás-átvétel), úgy ezen időpontig az érintett felek a finanszírozást pénzeszközátadással, -átvétellel egymás közötti megállapodás útján rendezik. A finanszírozási átadás-átvétel időpontjáig időarányos támogatás abban az esetben illeti meg a feladatot, intézményt átadó települési önkormányzatot, ha a feladatot átvevő az intézmény, szolgáltatás tekintetében a tényleges átadás-átvétel időpontjától kezdve működési engedéllyel (szociális ellátások esetében a szolgáltatói nyilvántartásba történő bejegyzést igazoló dokumentummal) rendelkezik. Ellenkező esetben a feladatot, intézményt átadó települési önkormányzat köteles lemondani a tényleges átadás-átvétel időpontjától a finanszírozási átadás-átvétel időpontjáig tartó időszakra jutó időarányos támogatásról.

Az ellátottak arányában kell megosztani:

– a III.4.*b)* alpont szerinti támogatást az időskorúak átmeneti és tartós, a hajléktalanok tartós bentlakást nyújtó szociális intézményeinek, illetve a gyermekek átmeneti gondozásával kapcsolatos feladatok,

– a III.5.*ab)* alpont szerinti támogatást az intézményi gyermekétkeztetési feladat települési önkormányzatok közötti átadás-átvétele esetén.

Ha a települési önkormányzat önkormányzati körön kívüli szervezetnek ad át

– óvodaintézményt, úgy a II.2. és II.3. jogcímek szerinti,

– III.4. jogcím szerinti intézményt, úgy a III.4. pont *b)* alpont szerinti,

– intézményi gyermekétkeztetési feladatot, úgy a III.5. pont *ab)* alpont szerinti

támogatásról, vagy annak az átadással érintett ellátottakkal arányos, illetve időarányos részéről le kell mondania.

Ha a települési önkormányzat önkormányzati körön kívüli szervezettől vesz át

– III.4. jogcím szerinti intézményt, úgy a III.4. pont *b)* alpont szerinti támogatást a *b)* pont szerinti táblázat 1. alpontja szerint 2019. május 15-éig igényelheti meg.

– intézményi gyermekétkeztetési feladatot, úgy a III.5. pont *ab)* alpont szerinti támogatást a *b)* pont szerinti táblázat 1. alpontja szerint 2019. május 15-éig, illetve a *b)* pont szerinti táblázat 2. alpontja szerint 2019. október 7-éig igényelheti meg arra az időszakra, amikor a feladatot ellátja,

– III.6. jogcím szerinti intézményt, úgy a III.6. pont *b)* alpont szerinti támogatást a *b)* pont szerinti táblázat 1. alpontja szerint 2019. május 15-éig, illetve a *b)* pont szerinti táblázat 2. alpontja szerint 2019. október 7-éig igényelheti meg arra az időszakra, amikor a feladatot ellátja.

3. *Az I. jogcím szerinti támogatásokra vonatkozó speciális kiegészítő szabályok*

a) Az I.1. pont *a)* alpont szerinti számított alaplétszám számításakor a település típusára, a lakosságszám-kategóriákra és az elismert köztisztviselői létszámra vonatkozó adatokat az alábbi táblázat szerint kell figyelembe venni:

No.	Lakosságszám alsó és felső határa		Elismert köztisztviselői létszám	
			minimum	maximum
	a	b	c	d
A.	Községek			
A.1.	2 000-3 000		6	8
A.2.	3 001-5 000		8	14
A.3.	5 001-11 142		14	23
B.	Városok			
B.1.	1 088-5 000		10	19
B.2.	5 001-10 000		19	26
B.3.	10 001-20 000		26	40
B.4.	20 001-34 900		40	58
B.5.	34 901-43 908		58	85
C.	Megyei jogú városok			
C.1.	32 974-60 000		76	135
C.2.	60 001-100 000		135	200
C.3.	100 001-203 493		200	282
D.	Fővárosi kerületek			
D.1.	22 365-60 000		64	112
D.2.	60 001-100 000		112	131
D.3.	100 001-132 543		131	157

b) Az I.1. pont *a)* alpont szerinti jogcímhez kapcsolódó korrekciós tényezők a következők:
ba) közös hivatalt fenntartó önkormányzatok száma és együttes lakosságszáma alapján:

Megnevezés	Fenntartó önkormányzatok együttes lakosságszáma	Fenntartó önkormányzatok száma	Korrekciós tényező
ba.1)	3 000 fő alatt	2-5 önkormányzat	0,13
		6-7 önkormányzat	0,15
		8-9 önkormányzat	0,17
		10 vagy több önkormányzat	0,19
ba.2)	3 000-5 000 fő között	3-5 önkormányzat	0,12
		6-7 önkormányzat	0,14
		8-9 önkormányzat	0,16
		10 vagy több önkormányzat	0,18

ba.3)	5 000 fő felett	3-5 önkormányzat	0,06
		6-7 önkormányzat	0,08
		8-9 önkormányzat	0,10
		10 vagy több önkormányzat	0,12

bb) közös hivatalt fenntartó településeken működő nemzetiségi önkormányzatok 2017. december 1-jei állapotnak megfelelő száma alapján (ide nem értve az átalakult nemzetiségi önkormányzatot):

bb.1) 2-3 nemzetiségi önkormányzat: 0,04,

bb.2) 4 vagy több nemzetiségi önkormányzat: 0,07,

bc) közös hivatal székhelye járási székhely önkormányzat: 0,04.

c) Az I.1. pont szerinti támogatás elszámolásának államháztartásról szóló jogszabályok szerinti felülvizsgálata során, ahhoz kapcsolódóan a Kincstár betekinthet az önkormányzatnál rendelkezésre álló, adótitkot is tartalmazó okiratokba, dokumentumokba, az idegenforgalmi adó és iparűzési adó bevallásokba.

d) Az I.1. pont *b)* alpont szerinti támogatások megállapításakor a kiválással érintett önkormányzatnak az ingatlan-nyilvántartási adatbázis I.1.*b)* pont *ba)* alpont szerinti és az OSAP-jelentés I.1.*b)* pont *bb) és bd)* alpont szerinti adatait lakosságarányosan meg kell osztani a 2014. évben megalakult önkormányzattal. Amennyiben a 2014. évben megalakult önkormányzat és az az önkormányzat, amelyből kivált, megállapodik az I.1.*b)* pont támogatást megalapozó adatok két település közötti megbontásáról, úgy e támogatásokat az önkormányzatok egymás között pénzeszközátadással rendezik.

e) Amennyiben az OSAP-jelentés I.1.*b)* pont *bb)-bd)* alpont szerinti támogatást megalapozó adatok eltérnek az ezen időpont szerinti tényleges adatoktól, úgy az OSAP-jelentés 2019. június 30-áig történő javítása alapján az I.1.*b)* pont *bb)-bd)* alpontokhoz kapcsolódó támogatásokban történő változások finanszírozása augusztus hónaptól történik.

f) Az I. pontban szereplő támogatásokra vonatkozó felhasználási szabályok:

fa) Az I.1.*a)-e)* pontok szerinti támogatások az I.1.*f)* pontja szerinti beszámítással csökkentett, kiegészítéssel, és az I.1.*g)* pont szerinti korrekcióval növelt együttes összege kizárólag az igazgatással, településüzemeltetéssel és egyéb önkormányzati feladatokkal kapcsolatos kiadásokra, illetve turisztikai kiadásokra használható fel.

Turisztikai kiadások alatt különösen a turisztikai fejlesztések, helyi/térségi turisztikai desztinációs menedzsment szervezetnek működésre és fejlesztésre történő forrásátadás, a település közigazgatási területén található turisztikai vonzerőkkel, szolgáltatásokkal kapcsolatos marketingkiadások (kutatás, promóció, oktatás), turisztikai vonzerővel bíró rendezvényekkel, garantált programokkal kapcsolatos költségek, műemlékek turisztikai célú felújítása, látogathatóvá tétele, továbbá a turizmus által érintett területek, a turisztikai vonzerők és szolgáltató helyek környezetében infrastrukturális (utak, parkolók, turisztikai információs táblák, kerékpárutak, jelzett turistaútvonalak) és városképi (zöldfelületek, díszkivilágítás, díszburkolat) elemek létesítése, karbantartása, fenntartása ismerhető el.

fb) Az I.2. jogcím szerinti támogatás kizárólag a támogatás céljának megfelelően, a lakossági ráfordítások (díjak) csökkentésére fordítható. A támogatás szempontjából kizárólag a „Szennyvíz gyűjtése, tisztítása és elhelyezése", valamint a „Szennyvíziszap kezelése, ártalmatlanítása" kormányzati funkciókon elszámolt kiadások vehetők figyelembe.

fc) Az I.3. pont szerinti támogatás a határátkelőhely tisztántartása, megközelíthetősége érdekében felmerülő működési célú kiadásokra használható fel, a személyi jellegű kiadások kivételével. A támogatás szempontjából kizárólag a „Közutak, hidak, alagutak üzemeltetése, fenntartása", valamint a „Város-, községgazdálkodási egyéb szolgáltatások" kormányzati funkciókon elszámolt kiadások vehetők figyelembe.

fd) Az I.4. és I.5. jogcímek szerinti támogatások az adott pontban leírtak szerint használhatóak fel.

fe) Az I.6. pont szerinti támogatás a 2019. január-december hónapokban kifizetendő polgármesteri illetmény és tiszteletdíj és annak szociális hozzájárulási adójához használható fel. Amennyiben a polgármester a tiszteletdíjról lemond, úgy a támogatás az igazgatással, településüzemeltetéssel és egyéb önkormányzati feladatokkal kapcsolatos kiadásokra, illetve turisztikai kiadásokra használható fel.

4. *A II. jogcím szerinti támogatásokra vonatkozó speciális kiegészítő szabályok*

a) A pedagógusok és a segítők bértámogatása az alábbiak figyelembevételével történik.

Vezetői órakedvezmény miatti pedagógus-többletlétszám számítása

2018/2019. nevelési évre:

$$V_{k1} = V_1 * \left(1 - \frac{V_{i1}}{V_1 * 32}\right)$$

2019/2020. nevelési évre:

$$V_{k2} = V_2 * \left(1 - \frac{V_{i2}}{V_2 * 32}\right)$$

ahol:

Vk1; Vk2 = a 2018/2019., illetve a 2019/2020. nevelési évben a vezetői órakedvezményből adódó létszámtöbblet,

V1; V2 = az Nkt. 1. melléklete szerinti vezetők kötelező létszáma, de legfeljebb

– 2019. év első 8 hónapjában a 2018/2019. nevelési évi nyitó (októberi 1-jei) köznevelési statisztika szerint ténylegesen foglalkoztatott,

– 2019. év utolsó 4 hónapjában a 2019/2020. nevelési évi nyitó (októberi 1-jei) köznevelési statisztikai állapotra becsült

vezetői létszám.

Az év végi elszámolás mindkét nevelési év tekintetében a köznevelési statisztikában szerepeltetett vezetői létszám alapján történik.

Vi1; Vi2 = a V1 és V2 vezetői létszámra – az Nkt. 5. mellékletében – megállapított kötelező nevelési óraszámának, óvodai foglalkozásai számának összege.

b) Az Nkt. szerint létrehozott óvoda-bölcsőde többcélú intézmény esetében a II.1-II.3. és II.5. jogcímek szerinti támogatásokat kizárólag az óvoda intézményegységre vonatkozó létszámadatok alapján kell megállapítani.

c) A II. jogcím szerinti támogatásokra vonatkozó felhasználási szabályok

A II.1.-II.5. jogcímek szerinti támogatások kizárólag a támogatással érintett óvodaintézmények működési és felhalmozási kiadásaira, valamint az óvodai nevelésben részt vevő gyermekek étkeztetési kiadásaira használhatók fel. A támogatás szempontjából kizárólag a „Óvodai nevelés, ellátás szakmai feladatai”, a „Sajátos nevelési igényű gyermekek óvodai nevelésének, ellátásának szakmai feladatai”, a „Nemzetiségi óvodai nevelés, ellátás szakmai feladatai”, az „Óvodai nevelés, ellátás működtetési feladatai”, valamint a „Gyermekétkeztetés köznevelési intézményben” kormányzati funkciókon elszámolt kiadások vehetők figyelembe. A II.4. jogcím szerinti támogatás a támogatással érintett óvodai, bölcsődei és mini bölcsődei intézmények működési és felhalmozási kiadásaira, valamint az óvodai nevelésben részt vevő gyermekek étkeztetési kiadásaira használhatók fel. A támogatás szempontjából kizárólag a „Óvodai nevelés, ellátás szakmai feladatai”, a „Sajátos nevelési igényű gyermekek óvodai nevelésének, ellátásának szakmai feladatai”, a „Nemzetiségi óvodai nevelés, ellátás szakmai feladatai”, az „Óvodai nevelés, ellátás működtetési feladatai”, a „Bölcsődei ellátás” valamint a „Gyermekétkeztetés köznevelési intézményben” kormányzati funkciókon elszámolt kiadások vehetők figyelembe.

5. *A III. jogcím szerinti támogatásokra vonatkozó speciális kiegészítő szabályok*

a) Gondozási nap: egy ellátott egynapi intézményi ellátása (idős és hajléktalan személyeket ellátó tartós és átmeneti szociális intézményben, valamint gyermekek átmeneti gondozását biztosító intézményben), amely az intézménybe történő felvétel napjával kezdődik és annak végleges elhagyásával fejeződik be. A gondozási napok számításánál az ideiglenesen – egészségügyi vagy egyéb okból – távollévőket is figyelembe kell venni. Az intézményi jogviszony egy év folyamatos távollét esetén megszűnik.

b) A települési önkormányzatok kötelező feladatainak a Szoctv. 120-122. §-a, illetve a Gyvt. 97. §-a szerinti ellátási szerződés, illetve az önkormányzatok egymás közötti, a Mötv. 41. § (6) bekezdése alapján kötött szerződés keretében történő ellátása esetén a támogatás igénylésére a szolgáltatás, illetve az intézmény szolgáltatói nyilvántartásba bejegyzett fenntartója jogosult. E szabály alól kivételt képez a III.3.*a)-b)* és a III.5.*aa)* pont szerinti jogcím, amely esetében az adott alpont szerinti feladatra nem állami fenntartóval kötött ellátási szerződés esetén is az a települési önkormányzat jogosult a támogatás igénylésére, amely számára szerződés alapján a nem állami fenntartó biztosítja az ellátást.

c) A *b)* pontban szereplő kivétellel a III.3., III.4. és III.6. jogcímek szerinti támogatásokat azok a települési önkormányzatok vehetik igénybe, amelyek

– az adott szociális szolgáltatás, illetve gyermekjóléti szolgáltató tevékenység tekintetében a szolgáltatói nyilvántartásba bejegyzésre kerültek, és

– a Szoctv. 58/A. §-a, illetve a Gyvt. 145. §-a alapján az adott szociális, gyermekjóléti szolgáltatóra, intézményre, hálózatra, ellátotti létszámra, férőhelyszámra, feladatmutatóra befogadást nyertek, vagy a támogatásra befogadás nélkül is jogosultak.

d) A III.3. jogcím szerinti feladatok esetében a társulásoknak járó magasabb támogatás akkor igényelhető, ha

– a feladat ellátásáról a Mötv. szerinti önkormányzati társulás saját fenntartású intézménye, szolgáltatója útján gondoskodik, és

– a feladat ellátásában részt vevő települési önkormányzatok önállóan az adott feladat ellátását nem biztosítják, az adott feladat tekintetében nincs szolgáltatójuk, intézményük bejegyezve a szolgáltatói nyilvántartásba, valamint

– a társult és ellátott települési önkormányzatok lakosságszáma

= a *c), db)* és *f)-i)* pontok szerinti feladatok esetében együttesen legalább 3 000 fő,

= a *j)-k)* pontok szerinti feladatok esetében együttesen legalább 5 000 fő,

– az adott feladathoz járó alaptámogatás igénylésére az önkormányzat jogosult.

e) Egy települési önkormányzat ugyanazon feladat ellátása tekintetében a támogatás szempontjából kizárólag egy társulásban vehető figyelembe.

f) A III.3., III.4. és III.6. jogcímek szerinti támogatások igénybevételének feltétele az ellátott adatainak – a Szoctv. 20/C. § (1)-(4) bekezdései, illetve a Gyvt. 139. § (2) és (3) bekezdései szerinti – nyilvántartásba vétele, valamint az időszakos jelentési kötelezettség teljesítése. A támogatás igénybevételére a fenntartó attól az időponttól jogosult, amikor a nyilvántartásba vettek ellátását az időszakos jelentés szerint ténylegesen megkezdte. Ha a települési önkormányzatok egymás közötti és önkormányzati körön kívüli feladat-, illetve intézmény átadása-átvétele következtében az érintett felek a finanszírozást – a Kiegészítő szabályok 2.*c)* pontja szerint – pénzeszközátadással, -átvétellel egymás közötti megállapodás útján rendezik, úgy a nyilvántartásba vétel és az időszakos jelentési kötelezettség teljesítése az átvevő fenntartó tekintetében vizsgálandó.

g) A III.3., III.4. és III.6. jogcímek szerinti támogatások teljes összege abban az esetben jár, ha a szolgáltatás, intézmény a tárgyév egészében szerepel a szolgáltatói nyilvántartásban.

Amennyiben a III.3., III.4. és III.6. jogcímek szerinti szolgáltatás, intézmény nem egész évben működik, a támogatás a működés megkezdését követő hónap 1-jétől, illetve

megszűnése hónapjának utolsó napjáig időarányosan jár. Amennyiben a szolgáltatói nyilvántartásba történő bejegyzés adott hónap első napjától érvényes, és a szolgáltatás, intézmény ezen időponttól jogszerűen működik, e hónapra a támogatás igénybe vehető.

h) A nappali, illetve a bentlakásos intézményi ellátást nyújtó intézményekben – kivéve a hajléktalanok nappali intézményét – a Szoctv. 92/K. § (5)-(6) bekezdései alapján az ellátottak száma egyetlen napon sem haladhatja meg:

– nappali intézmény esetén – a nappali melegedő kivételével – a szolgáltatói nyilvántartásban meghatározott férőhelyszám 110%-át,

– bentlakásos intézmény esetén a szolgáltatói nyilvántartásban meghatározott férőhelyszám 105%-át,

– mindkét intézménytípus esetében éves átlagban pedig a férőhelyszám 100%-át.

Házi segítségnyújtás esetében az ellátottak száma éves átlagban nem haladhatja meg a szolgáltatói nyilvántartásba véglegessé vált döntéssel bejegyzett ellátotti létszám 100%-át.

i) A szociális, gyermekjóléti és gyermekvédelmi szolgáltatások egyidejű igénybevételére vonatkozó szabályok:

ia) Ha az ellátott ugyanazon a napon több szolgáltatótól, intézménytől, hálózattól, illetve székhelytől, telephelytől (a továbbiakban együtt: engedélyes) is ugyanabban – a III.3. *c)-d)* és *f)-k)* és III.6. pontjai szerint támogatott és a Szoctv. 20/C. § (2) bekezdésének és a Gyvt. 139. § (3) bekezdésének hatálya alá nem tartozó (e melléklet alkalmazása során a továbbiakban: adatszolgáltatási kötelezettséggel járó és támogatott) – szociális szolgáltatásban vagy gyermekek napközbeni ellátásában részesül, a támogatás szempontjából az adott napon ellátottként csak annál az engedélyesnél vehető figyelembe, amelyik az ellátottról előbb teljesítette az *f)* pont szerinti időszakos jelentést.

ib) Az *ia)* alpont szerinti rendelkezést kell alkalmazni akkor is, ha az ellátott ugyanazon a napon több, adatszolgáltatási kötelezettséggel járó és támogatott gyermekek átmeneti gondozásába tartozó ellátásban részesül.

ic) Ha az ellátott ugyanazon a napon több engedélyestől részesül hajléktalan személyek nappali ellátásában, a támogatás szempontjából az ellátott valamennyi engedélyesnél figyelembe vehető.

id) Szociális étkeztetés esetén – a népkonyha kivételével – a támogatás szempontjából nem vehető figyelembe az ellátott arra a napra, amelyen

ida) a demens személy időskorúak nappali ellátásában,

idb) fogyatékos személyek nappali ellátásában,

idc) pszichiátriai betegek nappali ellátásában,

idd) szenvedélybetegek nappali ellátásában vagy

ide) hajléktalan személyek nappali ellátásában

is részesül.

ie) Házi segítségnyújtás esetén a támogatás szempontjából nem vehető figyelembe az ellátott arra a napra, amelyen nappali ellátásban is részesül.

if) Adatszolgáltatási kötelezettséggel járó és támogatott szociális alapszolgáltatás esetén a támogatás szempontjából nem vehető figyelembe az ellátott arra a napra, amelyen adatszolgáltatási kötelezettséggel járó és támogatott gyermekjóléti alapellátásban, gyermekvédelmi szakellátásban vagy szociális szakosított ellátásban is részesül, az *ig)-il)* alpontokban meghatározott kivételekkel.

ig) Szociális étkeztetés esetén a támogatás szempontjából figyelembe kell venni az ellátottat, ha ugyanazon a napon éjjeli menedékhelyen vagy hajléktalan személyek átmeneti szállásán bentlakásos szociális intézményi ellátásban, családok átmeneti otthonában átmeneti gondozásban, utógondozói ellátásban vagy támogatott lakhatásban is részesül.

ih) Hajléktalan személyek nappali ellátása esetén a támogatás szempontjából figyelembe kell venni az ellátottat, ha ugyanazon a napon éjjeli menedékhelyen vagy hajléktalan személyek átmeneti szállásán bentlakásos szociális intézményi ellátásban is részesül.

ii) Időskorúak nappali ellátása esetén a támogatás szempontjából figyelembe kell venni az ellátottat, ha ugyanazon a napon éjjeli menedékhelyen bentlakásos szociális intézményi ellátásban is részesül.

ij) Fogyatékos személyek nappali ellátása esetén a támogatás szempontjából figyelembe kell venni az ellátottat, ha ugyanazon a napon fogyatékos személyek rehabilitációs célú lakóotthonában vagy éjjeli menedékhelyen bentlakásos szociális intézményi ellátásban, továbbá ha nevelőszülői ellátásban vagy utógondozói ellátásban is részesül.

ik) Pszichiátriai betegek nappali ellátása esetén a támogatás szempontjából figyelembe kell venni az ellátottat, ha ugyanazon a napon pszichiátriai betegek rehabilitációs célú lakóotthonában vagy éjjeli menedékhelyen bentlakásos szociális intézményi ellátásban, továbbá ha utógondozói ellátásban is részesül.

il) Szenvedélybetegek nappali ellátása esetén a támogatás szempontjából figyelembe kell venni az ellátottat, ha ugyanazon a napon szenvedélybetegek rehabilitációs célú lakóotthonában vagy éjjeli menedékhelyen bentlakásos szociális intézményi ellátásban, továbbá ha utógondozói ellátásban is részesül.

im) Bölcsődei ellátás keretén belül biztosított intézményi vagy szolgáltatási forma igénybevétele (bölcsőde, mini bölcsőde, munkahelyi bölcsőde, családi bölcsőde) esetén a támogatás szempontjából nem vehető figyelembe az ellátott arra a napra, amelyen a bölcsődei ellátás egy másik intézményi vagy szolgáltatási forma igénybevétele során is (bölcsőde, mini bölcsőde, munkahelyi bölcsőde, családi bölcsőde) ellátásban részesül.

in) Adatszolgáltatási kötelezettséggel járó és támogatott gyermekjóléti alapellátás esetén a támogatás szempontjából nem vehető figyelembe az ellátott arra a napra, amelyen adatszolgáltatási kötelezettséggel járó és támogatott szociális szakosított ellátásban vagy a Gyvt. 139. § (3) bekezdésének hatálya alá nem tartozó gyermekvédelmi szakellátásban is részesül, az *io)* alpontban foglalt kivétellel.

io) Bölcsődei ellátás igénybevétele esetén a támogatás szempontjából figyelembe kell venni az ellátottat, ha ugyanazon a napon otthont nyújtó ellátásban is részesül.

ip) Ugyanarra a napra ugyanazon ellátott a támogatás szempontjából nem vehető figyelembe több, adatszolgáltatási kötelezettséggel járó és támogatott szociális szakosított ellátás és gyermekvédelmi szakellátás esetén, kivéve az utógondozói ellátás és az éjjeli menedékhely legfeljebb három egymást követő napig történő egyidejű igénybevételét.

iq) A teljesített feladategység meghatározása során nem vehető figyelembe támogató szolgáltatás esetén az adott napon az azzal az ellátottal teljesített feladategység, aki ugyanazon a napon a Szoctv. 20/C. § (2) bekezdésének és a Gyvt. 139. § (3) bekezdésének hatálya alá nem tartozó

– szociális szakellátásban – az éjjeli menedékhely, hajléktalanok átmeneti szállása, fogyatékos személyek gondozóháza, időskorúak gondozóháza, idősek otthona, hajléktalanok otthona, fogyatékos személyek otthona, hajléktalan személyek rehabilitációs intézménye, fogyatékos személyek rehabilitációs intézménye, fogyatékos személyek rehabilitációs célú lakóotthona vagy fogyatékos személyek ápoló-gondozó célú lakóotthona támogatott lakhatás kivételével – vagy

– gyermekvédelmi szakellátásban – otthont nyújtó ellátás, utógondozói ellátás, utógondozás kivételével –

is részesül.

ir) A teljesített feladategység meghatározása során nem vehető figyelembe

– pszichiátriai betegek részére nyújtott közösségi alapellátás esetén az a BNO 10 kódkönyv F 20-29 vagy 31-33 diagnóziskódba nem besorolható ellátottakkal teljesített

feladategység, amely éves szinten meghaladja az összes figyelembe vehető feladatmutató 10 százalékát,
- szenvedélybetegek részére nyújtott közösségi alapellátás esetén az a BNO 10 kódkönyv F 10-19 és F6300 diagnóziskódba nem besorolható ellátottakkal teljesített feladategység, amely éves szinten meghaladja az összes figyelembe vehető feladategység 30 százalékát,
- közösségi alapellátás esetén az adott napon az azzal az ellátottal teljesített feladategység, aki ugyanazon a napon a Szoctv. 20/C. § (2) bekezdésének és a Gyvt. 139. § (3) bekezdésének hatálya alá nem tartozó
  = gyermekjóléti alapellátásban – a gyermekjóléti szolgáltatás, családok átmeneti otthona, családok átmeneti otthona külső férőhelye kivételével –,
  = szociális szakellátásban – az éjjeli menedékhely, hajléktalanok átmeneti szállása, hajléktalan személyek rehabilitációs intézménye, hajléktalanok otthona, pszichiátriai betegek rehabilitációs célú lakóotthona, a szenvedélybetegek rehabilitációs célú lakóotthona és a támogatott lakhatás kivételével – vagy
  = gyermekvédelmi szakellátásban – utógondozói ellátás kivételével –

is részesül.

is) Ha az ellátott ugyanazon a napon több engedélyestől is igénybe vesz pszichiátriai betegek részére nyújtott közösségi alapellátást vagy szenvedélybetegek részére nyújtott közösségi alapellátást, az adott napon a vele teljesített feladategységet annál az engedélyesnél kell figyelembe venni, amely az ellátott után – a szolgáltatások igénybe vevőinek a Szoctv. 20/C. §-ában, illetve a Gyvt. 139. § (2) bekezdésében meghatározott adatairól vezetett központi elektronikus nyilvántartási rendszerben – az időszakos jelentési kötelezettségét előbb teljesítette.

j) A III.4.*a)* pontban a segítő munkatársak, illetve a III.4.*b)* pontban az elismert intézményvezető létszámának meghatározása az alábbi paraméterek figyelembevételével történik:

Megnevezés	Finanszírozás szempontjából elismert létszám
Intézményvezető/Szakmai vezető	1 fő
Segítő: – időskorúak átmeneti és tartós, hajléktalan személyek tartós bentlakásos ellátása, illetve támogatott lakhatás esetén: az 1/2000. (I. 7.) SzCsM rendelet 2. számú melléklete szerint az adott ellátásra vonatkozó, kötelező létszámnormában szereplő munkakörök (intézményvezető kivételével) – gyermekek átmeneti gondozása esetén: a személyes gondoskodást nyújtó gyermekjóléti, gyermekvédelmi intézmények, valamint személyek szakmai feladatairól és működésük feltételeiről szóló 15/1998. (IV. 30.) NM rendelet 1. számú melléklete szerint az adott ellátásra vonatkozó, kötelező létszámnormában szereplő munkakörök (intézményvezető/szakmai vezető kivételével)	4 ellátottra 1 fő

k) Amennyiben a III.4. jogcím szerinti szociális szakosított ellátást, gyermekek átmeneti gondozását biztosító intézmény egyéb ellátotti csoportokról – pl. fogyatékos személyekről, pszichiátriai és szenvedélybetegségben szenvedőkről, gyermekvédelmi szakellátásban részesülőkről – is gondoskodik, úgy az intézményüzemeltetési támogatáshoz az intézményüzemeltetési kiadást meg kell osztani, és az adatszolgáltatás során kizárólag az időskorúak átmeneti és tartós, a hajléktalan személyek tartós bentlakásos ellátásának, illetve a gyermekek átmeneti gondozásának adatait lehet szerepeltetni.

l) A III.5.*a)* jogcím szempontjából az óvodai, iskolai, kollégiumi és externátusi étkeztetést igénybe vevő gyermekek, tanulók 2019. évi becsült átlaglétszáma és az étkezési napok száma alapján tervezhető, illetve igényelhető a támogatás. Az intézményi étkeztetésben részt vevők számának megállapításánál egy fő – függetlenül attól, hogy többszöri étkezésben is részt vesz – csak egy létszámként és egy intézménynél szerepelhet. Az igényjogosultság szempontjából egy fő létszámnak az a gyermek, tanuló számít, akinek naponta legalább a déli, többfogásos, meleg főétkezés biztosított. Az elszámolás dokumentuma az élelmezési nyilvántartás, illetve térítési díj-kedvezményre való jogosultság esetén az azt alátámasztó irat is.

Az étkezésben részt vevők naptári évre, naponként összesített éves létszámát el kell osztani óvodai étkeztetés esetén 220 nappal, kollégiumi, externátusi étkeztetés esetén 200 nappal, iskolai étkeztetés esetén 185 nappal. A szünidőben szervezett napközi ellátás (ideértve az üdültetés, táboroztatás, egyéb szabadidős program, illetve egyéb szünidei étkeztetéseket is) résztvevőinek létszáma az előbbi számításokban nem vehető figyelembe.

A Gyvt. alapján szervezett, a települési önkormányzat által fenntartott bölcsődében, mini bölcsődében elhelyezett gyermekek esetében az intézményi gyermekétkeztetésben ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült számának figyelembevételével meghatározott gondozási napok száma osztva 230-cal, elszámolásnál a havi jelentőlapok szerinti, naponta ténylegesen ellátásban részesülő gyermekek száma alapján összesített éves gondozási napok száma osztva 230-cal.

A települési önkormányzat által fenntartott fogyatékos személyek nappali intézményében elhelyezett gyermekek intézményi étkeztetése esetén az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámolásnál a nappali ellátásban részesülők látogatási és eseménynaplója alapján naponta összesített ellátottak száma – a heti 6, illetve heti 7 napos nyitvatartással működő intézmények a 6, illetve 7 nap alapulvételével – osztva 251-gyel. Nem vehetők figyelembe a kizárólag étkezésben részesülők.

m) A III.6. pont esetében

ma) a bölcsődébe, mini bölcsődébe beíratottnak az a gyermek minősül, akit az intézménybe felvettek, beírattak és megjelenik a napi nyilvántartási rendszerben;

mb) a nevelés nélküli munkanapon, valamint a nyári zárvatartás idején az ügyeletet biztosító intézményben kell jelenteni az áthelyezett, beíratott gyermeket (a továbbiakban: ügyeletes ellátás). Abban a hónapban, amikor a beíratott gyermek ügyeletes ellátást is igénybe vesz, – a III.6. pontban előírt legfeljebb 10 napos hiányzási határérték szempontjából – a beíratása szerinti és az ügyeletes intézmény szerinti hiányzási napokat egybe kell számítani. Az ügyeletet biztosító intézményben a gyermekek létszáma egyetlen napon sem haladhatja meg a szolgáltatói nyilvántartásban szereplő férőhelyszám 120%-át. Az intézmény nyári zárvatartása idején a támogatás azon beíratott gyermek után vehető igénybe, aki az adott hónapban az intézménnyel jogviszonyban állt és a napi nyilvántartási rendszerben megjelent. Amennyiben az intézmény a hónap egyetlen napján sem tart nyitva, abban az esetben támogatás arra a hónapra nem vehető igénybe;

mc) amennyiben a gyermek első alkalommal (beszoktatás első napja) vagy az igénybevétel utolsó hónapjában nem egész hónapra jelenik meg beíratottként az intézményben és a napi nyilvántartásban, akkor a támogatás – III.6. pontban előírt legfeljebb 10 napos hiányzási határérték figyelmen kívül hagyásával – a ténylegesen igénybe vett napok száma alapján jár, feltéve, hogy ezeken a napokon a gyermek jogviszonyban is állt az intézménnyel;

md) a napi nyilvántartási rendszerben vezetett adatoknak és a bölcsődében, mini bölcsődében rendszeresített napi jelenlét kimutatásának egyezni kell.

n) A III. jogcím szerinti támogatásokra vonatkozó felhasználási szabályok

A támogatások kizárólag a támogatás céljaként meghatározott feladatokra használhatók fel, a következők mellett:

na) a III.1. jogcím szerinti támogatást a települési önkormányzat kizárólag a 2019. évi január-december hónapokban kifizetendő szociális ágazati összevont pótlékra, egészségügyi kiegészítő pótlékra és azokhoz kapcsolódó szociális hozzájárulási adóra használhatja fel,

nb) a III.2. jogcím szerinti támogatás elsősorban az önkormányzati helyi hatáskörű pénzbeli és természetbeni ellátások nyújtására, valamint az állampolgárok lakáshoz jutásának települési önkormányzatok általi, szociális alapon történő támogatására, valamint a 3. melléklet I. pont 11. alpont *f)* pont szerinti ellátások önrészére, a III.3., III.5. és III.6. jogcímek szerinti, az önkormányzat vagy társulása által ellátott és támogatott feladatokra, használható. A támogatás szempontjából kizárólag az „Ellátottak pénzbeli juttatásai" megfelelő rovatain, illetve a „Lakáshoz jutást segítő támogatások", a „Lakóingatlan szociális célú bérbeadása, üzemeltetése", a „Lakásfenntartással, lakhatással összefüggő ellátások", az „Egyéb szociális pénzbeli és természetbeni ellátások, támogatások" kormányzati funkciókon, valamint az *nd)* és *nf)-nh)* alpontokban szereplő kormányzati funkciókon elszámolt kiadások vehetők figyelembe. Amennyiben az önkormányzat a III.3., III.5. és III.6. pont szerinti feladatokra támogatásban nem részesül, de e feladatok ellátásához társulás vagy másik önkormányzat felé „Támogatási célú finanszírozási műveletek" kormányzati funkción teljesített kiadással hozzájárul, úgy ennek összege a támogatás elszámolása szempontjából figyelembe vehető,

nc) a III.3.*a)*, III.3.*b)*, III.3.*n)* és III.3.*oa)* pontok között átcsoportosítás hajtható végre. A támogatás szempontjából kizárólag a „Család- és gyermekjóléti szolgáltatás" és a „Család- és gyermekjóléti központ" kormányzati funkciókon elszámolt kiadások vehetők figyelembe,

nd) a III.3.*c)-l)* és III.3.*ob)* pontok között átcsoportosítás hajtható végre. A támogatás szempontjából kizárólag a „Család- és gyermekjóléti szolgáltatás", a „Család- és gyermekjóléti központ", a „Szociális étkeztetés", a „Házi segítségnyújtás", a „Falugondnoki, tanyagondnoki szolgáltatás", az „Időskorúak nappali ellátása", a „Demens betegek nappali ellátása", a „Fogyatékossággal élők nappali ellátása", a „Pszichiátriai betegek nappali ellátása", a „Szenvedélybetegek nappali ellátása", a „Hajléktalanok nappali ellátása", a „Gyermekek napközbeni ellátása családi bölcsőde, munkahelyi bölcsőde, napközbeni gyermekfelügyelet vagy alternatív napközbeni ellátás útján", a „Hajléktalanok átmeneti ellátása", a „Támogató szolgáltatás fogyatékos személyek részére", a „Pszichiátriai betegek közösségi alapellátása" és a „Szenvedélybetegek közösségi alapellátása (kivéve: alacsonyküszöbű ellátás)" kormányzati funkciókon elszámolt kiadások vehetők figyelembe,

ne) a III.4. jogcím szerinti támogatás a támogatással érintett intézmények működési és felhalmozási kiadásaira fordítható, azzal, hogy a III.4.*a)*, III.4.*b)* és III.4.*c)* pontok között átcsoportosítás hajtható végre. E támogatást az önkormányzat a családok átmeneti otthonából év közben kikerülők otthontalanságának megszüntetéséhez is felhasználhatja. A támogatás szempontjából kizárólag a „Gyermekek átmeneti ellátása", az „Időskorúak átmeneti ellátása", a „Demens betegek átmeneti ellátása", az „Időskorúak tartós bentlakásos ellátása", a „Demens betegek tartós bentlakásos ellátása", a „Hajléktalanok tartós bentlakásos ellátása", a „Támogatott lakhatás pszichiátriai betegek részére", a „ Támogatott lakhatás szenvedélybetegek részére" és a „Támogatott lakhatás fogyatékos személyek részére" kormányzati funkciókon elszámolt kiadások vehetők figyelembe,

nf) a III.5.*a)* jogcím szerinti támogatás kizárólag az étkeztetés teljes önköltségére (annak megszervezésével összefüggő valamennyi költségre, ideértve a felhalmozási jellegű kiadásokat is) számolható el, azzal, hogy a III.5.*aa)-ab)* pontok szerinti támogatások egymás között átcsoportosíthatók. A III.5.*aa)-ab)* pontok szerinti támogatás szempontjából kizárólag a „Gyermekétkeztetés köznevelési intézményben", valamint a „Gyermekétkeztetés bölcsődében, fogyatékosok nappali intézményében" kormányzati funkciókon elszámolt kiadások vehetők figyelembe,

ng) a III.5.*b)* jogcím szerinti támogatás szempontjából kizárólag az „Intézményen kívüli gyermekétkeztetés” kormányzati funkción elszámolt kiadások vehetők figyelembe,

nh) a III.6. jogcím szerinti támogatás kizárólag a támogatással érintett intézmények működési és felhalmozási kiadására fordítható, azzal, hogy a III.6.*a)-b)* pontok szerinti támogatások egymás között átcsoportosíthatók. A támogatás szempontjából kizárólag a „Gyermekek bölcsődében és mini bölcsődében történő ellátása” kormányzati funkción elszámolt kiadás vehető figyelembe.

o) A III. pont szerinti támogatások

oa) a Szoctv., illetve a Szoctv. 132. § (1) és (2) bekezdései szerinti felhatalmazások alapján kiadott jogszabályokban, továbbá

ob) a Gyvt., illetve a Gyvt. 162. § (1) és (2) bekezdései szerinti felhatalmazások alapján kiadott jogszabályokban

foglalt szakmai feltételeknek megfelelően biztosított ellátás esetén vehetők igénybe.

p) Demens személyek nappali ellátása, valamint időskorúak bentlakásos ellátása esetében a támogatás igénybevételéhez a 2019. január 1-je előtt kiállított demenciakórképet igazoló szakvélemények is elfogadhatók.

6. A IV. jogcím szerinti támogatásokra vonatkozó speciális kiegészítő szabályok

a) A IV.1. *a)* és *b)* pontok szerinti támogatások felhasználását a Kult. tv. 45. § (5) bekezdése, illetve 68. § (3) bekezdése szerinti beszámolókban is szerepeltetni szükséges.

b) A IV.1. pont *d)*, *h)* és *i)* alpontok szerinti támogatások felhasználásáról az önkormányzat 2020. február 28-áig adatszolgáltatást köteles teljesíteni, amelynek formáját, tartalmát és rendjét a kultúráért felelős miniszter által kiadott Útmutató rögzíti.

c) A IV. pont szerinti támogatásokra vonatkozó felhasználási szabályok

A támogatások kizárólag a támogatás céljaként meghatározott feladatokra használhatók fel, figyelembe véve a szakmai jogszabályok előírásait, a következők mellett:

ca) A IV.1.*a)* és IV.1.*e)* pontok szerinti támogatások szempontjából kizárólag a „Múzeumi gyűjteményi tevékenység”, a „Múzeumi tudományos feldolgozó és publikációs tevékenység”, a „Múzeumi kiállítási tevékenység”, valamint a „Múzeumi közművelődési, közönségkapcsolati tevékenység” kormányzati funkciókon elszámolt kiadások vehetők figyelembe.

cb) A IV.1.*b)* pont szerinti támogatás a Kult. tv. 66. §-ában foglalt feladatok megvalósításához kapcsolódó személyi juttatások és azok járulékai, dologi kiadások és felhalmozási kiadások finanszírozására használható fel. A támogatás terhére elszámolhatóak a könyvtári szakpolitikai programok területi szintű koordinációjának és megvalósításának kiadásai is.

A támogatás szempontjából kizárólag a „Könyvtári állomány gyarapítása, nyilvántartása”, a „Könyvtári állomány feltárása, megőrzése és védelme”, valamint a „Könyvtári szolgáltatások” kormányzati funkciókon elszámolt kiadások vehetők figyelembe.

Amennyiben az önkormányzat a támogatás legalább 10%-át nem könyvtári dokumentum vásárlásra fordítja, ideértve a nemzetiségi nyelvű könyvtári dokumentumok beszerzését is, úgy a támogatás 20%-ának megfelelő összegre nem jogosult.

cc) A IV.1.*c)* és IV.1.*g)* pontok szerinti támogatások szempontjából kizárólag a „Közművelődés - közösségi és társadalmi részvétel fejlesztése”, a „Közművelődés - hagyományos közösségi kulturális értékek gondozása”, a „Közművelődés - egész életre kiterjedő tanulás, amatőr művészetek”, valamint a „Közművelődés - kulturális alapú gazdaságfejlesztés” kormányzati funkciókon elszámolt kiadások vehetők figyelembe.

cd) A IV.1.*d)* pont szerinti támogatásra vonatkozó szabályok:

cda) a támogatás szempontjából kizárólag a *cb)* és *cc)* alpontokban szereplő kormányzati funkciókon elszámolt kiadások vehetők figyelembe,

cdb) amennyiben az önkormányzat a támogatás legalább 10%-át nem a Kult. tv. 76. § (3) bekezdés *a)* pontjában foglalt közművelődési alapszolgáltatáshoz kapcsolódó kiadásokra fordítja, úgy a támogatás 20%-ának megfelelő összegre nem jogosult.

cdc) Amennyiben a Kult. tv. 64. § (2) bekezdés *a)* pontja alapján a nyilvános könyvtárat fenntartó önkormányzat a támogatás legalább 10%-át nem könyvtári dokumentum vásárlására fordítja, úgy a támogatás 20%-ának megfelelő összegre nem jogosult.

cdd) A Kult. tv. 64. § (2) bekezdés *b)* pontja alapján az illetékes megyei hatókörű városi könyvtárral szolgáltatási szerződést kötött önkormányzatnak a támogatás legalább 25%-át a Könyvtárellátási Szolgáltató Rendszer működéséről szóló 39/2013. (V. 31.) EMMI rendeletben előírt könyvtári szolgáltatások infrastrukturális feltételeit biztosító tevékenységre és a Kult. tv. 76. § (3) bekezdés *a)* pontjában foglalt közművelődési alapszolgáltatáshoz kapcsolódó kiadásokra kell felhasználnia.

ce) A IV.1.*f)* pont szerinti támogatásra vonatkozó szabályok:

cea) a támogatás szempontjából kizárólag a *ca)*, *cb)* és *cc)* alpontokban szereplő kormányzati funkciókon elszámolt kiadások vehetők figyelembe,

ceb) Budapest Főváros Önkormányzatának a támogatást a Budapesti Művelődési Központ, a Fővárosi Szabó Ervin Könyvtár és a Budapesti Történeti Múzeum működésének és feladatellátásának biztosításához kapcsolódó működési és felhalmozási kiadásokra kell felhasználnia,

cec) amennyiben Budapest Főváros Önkormányzata a Fővárosi Szabó Ervin Könyvtárra jutó támogatás legalább 10%-át nem könyvtári dokumentum vásárlására fordítja, úgy a támogatás 20%-ának megfelelő összegre nem jogosult.

cf) A IV.1.*h)* pont szerinti támogatásra vonatkozó szabályok:

cfa) a támogatás szempontjából kizárólag a *cb)* alpontban szereplő kormányzati funkciókon elszámolt kiadások vehetők figyelembe,

cfb) a támogatást a megyei hatókörű városi könyvtár a Könyvtári Szolgáltató Rendszer (a továbbiakban: KSZR) működtetésére használhatja fel,

cfc) ha a megyei hatókörű városi könyvtár a KSZR működtetésére megállapodást köt a városi könyvtárral, a városi könyvtár által ellátott feladatok költségeinek fedezetéről e támogatás keretei között a megyei hatókörű városi könyvtár gondoskodik.

cg) A IV.1.*i)* pont szerinti támogatásra vonatkozó szabályok:

cga) a támogatás szempontjából kizárólag a *cb)* alpontban szereplő kormányzati funkciókon elszámolt kiadások vehetők figyelembe,

cgb) a nyilvános könyvtár technikai, informatikai, műszaki eszközeinek, berendezési tárgyainak gyarapítására fordított összeg a támogatás 30%-át nem haladhatja meg.

ch) A IV.2.*a)* pont szerinti támogatás szempontjából kizárólag a „Színházak tevékenysége” kormányzati funkciókon elszámolt kiadások vehetők figyelembe.

ci) A IV.2.*b)* és IV.2.*c)* pontok szerinti támogatások szempontjából kizárólag a „Művészeti tevékenységek (kivéve: színház)” kormányzati funkciókon elszámolt kiadások vehetők figyelembe.

3. melléklet a 2018. évi L. törvényhez

A helyi önkormányzatok kiegészítő támogatásai

I. Működési célú támogatások

1. Lakossági víz- és csatornaszolgáltatás támogatása

Előirányzat: 4 500,0 millió forint

Az előirányzat azon települési önkormányzat támogatására szolgál, amelynek az önkormányzati, az állami és egyéb szolgáltatók által végzett lakossági közműves ivóvízellátás és szennyvízszolgáltatás, valamint a más víziközmű-társaságtól vásárolt, illetve átvett lakossági célú ivóvíz ráfordításai magasak.

A támogatást a települési önkormányzatok pályázati úton igényelhetik. A támogatás elosztása a pályázók között a tárgyévet megelőző egyéves időszak lakossági fogyasztásának mennyisége, az ebben várható változások és a szolgáltatás tényleges, illetve várható ráfordításai figyelembevételével történik. A támogatás településenkénti összegének megállapítása során figyelembe kell venni az adott település lakosainak szociális helyzetét is.

Az előirányzat szolgál részbeni fedezetül az egészséges ivóvízzel való ellátás ideiglenes módozatai ráfordításainak támogatására is azon települési önkormányzatok esetén, amelyek az Állami Népegészségügyi és Tisztiorvosi Szolgálat határozata alapján kötelesek a településen élők részére az egészséges ivóvizet zacskós vagy palackos kiszerelésben, illetve tartálykocsis szállítással biztosítani.

A támogatásról tárcaközi bizottság javaslata alapján a vízgazdálkodásért felelős miniszter dönt. A vissza nem térítendő támogatás folyósítása előfinanszírozás keretében, egy összegben történik, felhasználásának határideje tárgyév december 31-e.

2. A kéményseprő-ipari közszolgáltatás helyi önkormányzat általi ellátásának támogatása

Előirányzat: 100,0 millió forint

Az előirányzat azon helyi önkormányzat támogatására szolgál, amely a kéményseprő-ipari tevékenységről szóló 2015. évi CCXI. törvény 10. § (1) bekezdés *a)* pontja szerint a közszolgáltatási szerződés lejártáig a közszolgáltatást biztosítja. A támogatást a helyi önkormányzat pályázati úton igényelheti a közszolgáltatás 2015. július 1-jei állapot szerinti közszolgáltatási díjának megtérítésére. Az igényelhető összeget a közszolgáltatási díjból befolyó bevétel csökkenti, továbbá az előző évi támogatás elszámolását követően az előző évi tényadatok alapján meg nem igényelt összeg növeli.

A támogatásról a helyi önkormányzatokért felelős miniszter dönt. A vissza nem térítendő támogatás folyósítása előfinanszírozás keretében, a kéményseprő-ipari közszolgáltatás tárgyévi térítésmentes ellátásához szükséges becsült adat alapján egy összegben történik, felhasználásának határideje tárgyév december 31-e.

3. Pécs Megyei Jogú Város Önkormányzat kulturális feladatainak támogatása

Előirányzat: 1 820,0 millió forint

Az előirányzat Pécs Megyei Jogú Város Önkormányzata kulturális feladatainak, elsősorban a Zsolnay Kulturális Negyed, a Kodály Központ és a Pannon Filharmonikusok működésének támogatására szolgál. A támogatás felhasználásának részletes szabályairól a kultúráért felelős miniszter – mint támogató – Pécs Megyei Jogú Város Önkormányzattal a helyi önkormányzatokért felelős miniszterrel egyetértésben köt támogatási szerződést. A támogatás teljes összegének folyósítása a szerződéskötést követő 30 napon belül történik, felhasználási határideje tárgyév december 31-e.

4. A kötelezően ellátandó helyi közösségi közlekedési feladat támogatása

Előirányzat:	12 000,0 millió forint

Az előirányzat a személyszállítási szolgáltatásokról szóló 2012. évi XLI. törvény 4. § (4) bekezdés *c)* pontja szerinti, a Budapest Főváros Önkormányzata által kötelezően ellátandó feladatok támogatására szolgál. A támogatás a fővárosi helyi közösségi közlekedés tárgyévi működésének támogatására fordítható.

A támogatás nem haladhatja meg a vasúti és közúti személyszállítási közszolgáltatásról, valamint az 1191/69/EGK és az 1107/70/EGK tanácsi rendelet hatályon kívül helyezéséről szóló 2007. október 23-i 1370/2007/EK európai parlamenti és tanácsi rendelet (a továbbiakban: EK-rendelet) alapján megállapított, a fővárosi helyi közlekedési közszolgáltatás ellátása során felmerülő veszteséget.

A vissza nem térítendő támogatás folyósítása részletekben, időarányosan történik, felhasználásának határideje tárgyév december 31-e.

A közlekedésért felelős miniszter – mint támogató – a helyi önkormányzatokért felelős miniszter és az államháztartásért felelős miniszter egyetértésével Budapest Főváros Önkormányzatával a támogatás felhasználásának szabályairól támogatási szerződést köt.

5. A települési önkormányzatok helyi közösségi közlekedésének támogatása

Előirányzat:	2 050,0 millió forint

Az előirányzatból támogatást – Budapest Főváros Önkormányzata kivételével – az a települési önkormányzat igényelhet, amely a településen a tárgyév egészében helyi közforgalmú közlekedést lebonyolító gazdálkodó szervezetet, illetve költségvetési szervet tart fenn, a helyi közforgalmú közlekedés lebonyolítására az önkormányzati, állami és egyéb szolgáltatóval jogszabály alapján közszolgáltatási szerződést kötött, vagy egyéb tevékenység gyakorlásának jogát koncessziós szerződésben időlegesen átengedte (a továbbiakban együtt: helyi közlekedés).

A támogatást a települési önkormányzatok pályázati úton igényelhetik. A támogatás igénylésénél a települési önkormányzat nyilatkozik, hogy a helyi közlekedés ellátásához és fejlesztéséhez a tárgyévet megelőző évben, a tárgyévet megelőző évet érintően szolgáltatónként milyen összegű saját forrás átadásával járult hozzá. A támogatás összege ezen önkormányzati saját forrást legfeljebb 25%-kal haladhatja meg.

A támogatás a tárgyévet megelőző évben ténylegesen teljesített – környezetvédelmi szempontból súlyozott – személyszállítási teljesítmények (férőhely-kilométer) arányában kerül elosztásra, figyelembe véve az egyes közlekedési üzemágazatok, és a településkategóriák tárgyévet megelőző évi üzemi szintű fajlagos ráfordításait is.

A támogatás elosztása és a döntési javaslat előkészítése során figyelembe veendő környezetvédelmi súlyszámok a következők:

Dízel autóbusz	Gázüzemű autóbusz (LPG és CNG)	Trolibusz	Elektromos és dízel-elektromos hajtású autóbusz, villamos
1,00	1,75	1,75	2,90

A támogatás a települési önkormányzatnak az EK-rendelet alapján megállapított, a helyi közlekedési közszolgáltatás ellátása során felmerülő – tárgyévet megelőző évi – vesztesége erejéig igényelhető, és annak pótlására használható fel. A települési önkormányzat a kapott támogatást a tárgyévet megelőző évben a területén működő, pályázatában szereplő szolgáltatók részére a pályázati döntés szerinti összegben utalja tovább.

A támogatásról a közlekedésért felelős miniszter dönt. A vissza nem térítendő támogatás folyósítása részletekben, időarányosan történik, felhasználásának határideje tárgyév december 31-e.

6. Jó adatszolgáltató önkormányzatok támogatása

Előirányzat: 150,0 millió forint

A központi költségvetés – az önkormányzati adatszolgáltatások minőségének javítása érdekében – támogatást biztosít az államháztartási adatszolgáltatásokat rendszeresen időben, és kiváló minőségben teljesítő települési önkormányzatok számára.

A támogatást a települési önkormányzatok pályázati úton igényelhetik.

A támogatás az államháztartási adatszolgáltatások teljesítésében közreműködő dolgozók egyszeri elismerésére fordítható.

A támogatásról az államháztartásért felelős miniszter dönt. A vissza nem térítendő támogatás folyósítása előfinanszírozás keretében, egy összegben történik, felhasználásának határideje tárgyév december 31-e.

7. Megyei önkormányzatok rendkívüli támogatása

Előirányzat: 300,0 millió forint

Az előirányzat szolgál a megyei önkormányzatok tárgyévi váratlan kiadásai támogatására a bevételeik figyelembevételével.

A támogatást a megyei önkormányzatok pályázati úton igényelhetik.

A támogatásról a helyi önkormányzatokért felelős miniszter és az államháztartásért felelős miniszter együttesen, legkésőbb tárgyév november 30-áig dönt.

A támogatás folyósítása előfinanszírozás keretében, egy összegben történik, formája lehet

a) vissza nem térítendő támogatás, amelynek felhasználási határideje a tárgyévet követő év november 30-a, kivéve, ha a támogatói okirat más határidőt állapít meg,

b) visszatérítendő támogatás, amelynek visszafizetési határideje a támogatói okiratban szereplő határidő, de legfeljebb a tárgyévet követő év november 30-a.

8. A nem közművel összegyűjtött háztartási szennyvíz ideiglenes begyűjtésére kijelölt közérdekű közszolgáltató meg nem térülő költségeinek támogatása

Előirányzat: 280,0 millió forint

Az előirányzat szolgál a nem közművel összegyűjtött háztartási szennyvíz begyűjtésére vonatkozó nem rendszeres közszolgáltatásról szóló 378/2015. (XII. 8.) Korm. rendelet alapján a közérdekű szolgáltatónak az ideiglenes begyűjtési ellátásért járó közszolgáltatási díjból nem fedezhető, indokolt többletköltségei megtérítésére a közérdekű közszolgáltató kijelölése megszűnéséig vagy az új közszolgáltatási szerződés alapján történő közszolgáltatás megkezdéséig az ellátásért felelős települési önkormányzatokon keresztül.

A támogatásról a helyi önkormányzatokért felelős miniszter a Magyar Energetikai és Közmű-szabályozási Hivatal (a továbbiakban: MEKH) javaslatát követően dönt.

A vissza nem térítendő támogatás folyósítása támogatási előlegként egy összegben történik, a helyi önkormányzatokért felelős miniszter döntését követő 15 napon belül. A folyósítás feltétele, hogy az ellátásért felelős önkormányzat az előző évre vonatkozó elszámolást az éves költségvetési beszámolójában teljesítse. Amennyiben ez nem történt meg a miniszteri döntést megelőzően, akkor az elszámolást követő 15 napon belül kerülhet sor a folyósításra. A támogatás felhasználásának határideje tárgyév december 31-e.

Amennyiben a közérdekű szolgáltatót a tárgyévet megelőző évi beszámolójának ellenőrzését követően a MEKH tájékoztatása alapján többlettámogatás illeti meg, a helyi önkormányzatokért felelős miniszter dönt az elfogadott többletköltségről, és az ellátásért felelős települési önkormányzatokon keresztül gondoskodik a támogatási előleggel nem fedezett résznek támogatásként történő biztosításáról.

9. A települési önkormányzatok szociális célú tüzelőanyag vásárlásához kapcsolódó támogatása

Előirányzat:	3 000,0 millió forint

Az előirányzat az 5000 fő lakosságszámot meg nem haladó települési önkormányzat szociális célú tüzelőanyag – tűzifa vagy barnakőszén – vásárlásának támogatására szolgál.

A támogatást a települési önkormányzatok pályázati úton igényelhetik.

A támogatásról a helyi önkormányzatokért felelős miniszter dönt. A vissza nem térítendő támogatás folyósítása előfinanszírozás keretében, egy összegben történik, felhasználásának határideje tárgyévet követő év március 31-e.

10. Önkormányzatok rendkívüli támogatása

Előirányzat:	11 000,0 millió forint

a) A települési önkormányzatok rendkívüli támogatást kivételes esetben, pályázat útján igényelhetnek működőképességük megőrzése vagy egyéb, a feladataik ellátását veszélyeztető helyzet elhárítása érdekében.

A támogatásról a helyi önkormányzatokért felelős miniszter és az államháztartásért felelős miniszter (a továbbiakban együtt: miniszterek) a beérkező támogatási igények elbírálását követően folyamatosan, de legkésőbb tárgyév december 10-éig együttesen dönt.

A támogatás folyósítása előfinanszírozás keretében, egy összegben történik, formája lehet

- vissza nem térítendő támogatás, amelynek felhasználási határideje a folyósítást követő harmadik hónap utolsó napja, kivéve azoknál a támogatásoknál, amelyeknek célja és nagyságrendje megköveteli, hogy a helyi önkormányzatokért felelős miniszter a támogatási döntést követően a támogatás felhasználásának és elszámolásának feltételeiről támogatási szerződést kössön a kedvezményezettel,
- visszatérítendő támogatás, amelynek visszafizetési határideje a miniszterek döntése szerinti határidő, de legfeljebb a tárgyévet követő év december 31-e,

– vissza nem térítendő támogatás a Szoctv. 45. §-a szerinti kifizetésekhez, amelynek felhasználási határideje tárgyév december 31-e.

b) Az előirányzat szolgál a tartósan fizetésképtelen helyzetbe került helyi önkormányzatok adósságrendezésére irányuló hitelfelvétel visszterhes kamattámogatására, és a pénzügyi gondnok díjára.

- Visszterhes kamattámogatást igényelhet az a helyi önkormányzat, amely a helyi önkormányzatok adósságrendezési eljárásáról szóló törvényben szabályozott eljárás keretében az egyezséget pénzügyi intézménytől felvett hitellel teremtette meg. Ha a kamattámogatás alapjául szolgáló hitel forinttól eltérő devizanemű, a kamattámogatást a Magyar Nemzeti Bank által a kamattámogatás esedékességét megelőző második munkanappal közzétett, az adott devizára vonatkozó középárfolyam figyelembevételével kell kiszámítani. A kamattámogatás feltételeit a helyi önkormányzatokért felelős miniszter és a helyi önkormányzat megállapodásban rögzíti.
- A helyi önkormányzatok adósságrendezési eljárásában közreműködő pénzügyi gondnok díjához költségvetési támogatás vehető igénybe. A pénzügyi gondnok díjának összege – az általános forgalmi adóval együtt – legalább 800 ezer forint, legfeljebb 3 000 ezer forint lehet. A pénzügyi gondnok díjának folyósításáról – a bíróság díjmegállapító végzésének jogerőre emelkedését követően – a helyi önkormányzatokért felelős miniszter intézkedik.

11. Önkormányzati elszámolások

Előirányzat:	4 684,8 millió forint

a) Az önkormányzati elszámolások előirányzatát növeli

aa) a költségvetési évet megelőző évi elszámolás alapján a helyi önkormányzatok által költségvetési évben visszafizetett támogatások összege,

ab) az önellenőrzés, a kincstári felülvizsgálat, illetve az Állami Számvevőszék ellenőrzése alapján a helyi önkormányzatok által jogtalanul igénybe vett támogatások költségvetési évben visszafizetett összege,

ac) a helyi önkormányzatok által költségvetési évben megfizetett ügyleti és késedelmi kamat összege,

ad) a települési önkormányzatok által igényelt támogatások – a nem helyi önkormányzat részére történő feladatátadással összefüggő előirányzat-csökkenés kivételével – lemondott előirányzatának összege,

ae) az intézményátadásból felszabaduló olyan összeg, amely nem illeti meg az átvevőt,

af) a helyi önkormányzatok által az Áht. 83. § (6a) bekezdésében felsorolt kötelezettségek költségvetési év december 5-éig történő elmulasztása miatt a költségvetési évben felfüggesztett támogatások összege,

ag) az államháztartásért felelős miniszter és a helyi önkormányzatokért felelős miniszter együttes intézkedése esetén a Magyarország 2018. évi központi költségvetéséről szóló 2017. évi C. törvény (a továbbiakban: 2018. évi költségvetési törvény) 3. melléklet I.11 Önkormányzati elszámolások jogcímének tárgyévet megelőző év december 31-ei pozitív egyenlegének összege.

b) Az önkormányzati elszámolások előirányzatát csökkenti a települési önkormányzatok által igényelt támogatásoknak az államháztartásról szóló jogszabályokban meghatározott időpontokban és esetekben – a nem települési önkormányzattól történő feladatátvétellel összefüggő előirányzat-növelés kivételével – pótigényelt előirányzatának az összege.

c) Az önkormányzati elszámolások előirányzat terhére a következő kifizetések teljesíthetők

ca) a támogatások költségvetési évet megelőző évi elszámolása alapján a helyi önkormányzatok részéről a költségvetési évben keletkező pótigény összege,

cb) az önellenőrzés, a kincstári felülvizsgálat, illetve az Állami Számvevőszék ellenőrzése alapján a helyi önkormányzatokat pótlólagosan megillető támogatások költségvetési évben kifizetett összege,

cc) az államháztartásról szóló jogszabályok alapján költségvetési évben a helyi önkormányzatokat megillető ügyleti és késedelmi kamat összege,

cd) a helyi önkormányzatok által az Áht. 83. § (6a) bekezdésében felsorolt, költségvetési évet megelőző éveket terhelő kötelezettségek költségvetési évben történő teljesítése esetén a költségvetési évet megelőző években felfüggesztett támogatások összege,

ce) a prémiumévek programról és a különleges foglalkoztatási állományról szóló 2004. évi CXXII. törvény szerinti tárgyévi munkáltatói kifizetések,

cf) az önellenőrzés és a kincstári felülvizsgálat során a helyi önkormányzat javára megállapított visszatérítés összege.

d) Az előirányzat szolgál a 2018. évi költségvetési törvény 3. melléklet II. pontjában szereplő azon költségvetési támogatások le nem hívott részének forrásául, amelyek esetében a tárgyévet megelőző évben csak az előleg kifizetése történt meg. A tárgyévet megelőző évben le nem hívott, de tárgyévben esedékessé váló támogatások vonatkozásában a támogató jogosult a tárgyévet megelőző évi támogatási szerződés, illetve kiadott támogatói okirat módosítására. E támogatások tárgyévi folyósítására csak abban az esetben kerülhet sor, ha az önkormányzat a tárgyévet megelőző évben kapott támogatással (előleggel) legkésőbb tárgyév november 15-éig elszámol. A támogatás felhasználási határideje tárgyévet követő év december 31.

e) Az előirányzat szolgál arra, hogy a jogosult magánszemély részére a közműfejlesztési hozzájárulás megfizetett összegének a magánszemélyek közműfejlesztési támogatásáról szóló 262/2004. (IX. 23.) Korm. rendeletben (a továbbiakban: közműfejlesztési kormányrendelet) meghatározott hányada támogatásként a települési önkormányzatokon keresztül biztosításra kerüljön.

A támogatást a helyi önkormányzat jegyzője kérelem útján igényli a magánszemély jogosultaktól beérkezett, a közműfejlesztési kormányrendeletben foglalt feltételeknek megfelelő igények közműfajtánként és igénylők számának megjelölésével történő összesítésével minden negyedévet követő hónap 20-áig a Magyar Államkincstár illetékes területi szervén (a továbbiakban: Igazgatóság) keresztül.

Az Igazgatóság a beérkezéstől számított húsz napon belül továbbítja az összesített kérelmeket a helyi önkormányzatokért felelős miniszter részére. A vissza nem térítendő támogatás folyósítása előfinanszírozás keretében, egy összegben a kérelmek beérkezését követő hónapban történik.

f) Az előirányzat szolgál

fa) a 2015. március 1-jét megelőzően megállapított, a 2015. február 28-án hatályos Szoctv.

faa) 38. § (5) bekezdése alapján az adósságkezelési szolgáltatásban részesülő személy részére járó lakásfenntartási támogatásra,

fab) 55/A. § alapján járó adósságcsökkentési támogatásra

kifizetett összegek 90%-a,

fb) a „Sikeres Magyarországért Panel Plusz” Hitelprogram keretében lakásszövetkezet, illetve társasház által felvett kölcsönhöz kapcsolódó támogatás nyújtásáról szóló 156/2005. (VIII. 15.) Korm. rendelet alapján kamattámogatásra jogosultak számára kifizetett összeg, továbbá

fc) az 1945 és 1963 között törvénysértő módon elítéltek, az 1956-os forradalommal és szabadságharccal összefüggésben elítéltek, valamint a korábbi nyugdíjcsökkentés

megszüntetéséről, továbbá az egyes személyes szabadságot korlátozó intézkedések hatálya alatt állt személyek társadalombiztosítási és munkajogi helyzetének rendezéséről szóló 93/1990. (XI. 21.) Korm. rendelet alapján a személyes szabadság korlátozása miatti kárpótlás címén kifizetett összegek 100%-a
igénylésének fedezetéül.

Az e pont szerint biztosított támogatás kizárólag az abban meghatározott célokra fordítható.

A támogatás szempontjából kizárólag az egységes rovatrend „Ellátottak pénzbeli juttatásai" megfelelő rovatain elszámolt kiadások vehetők figyelembe.

g) Az előirányzat szolgál fedezetül a helyi önkormányzat és társulása számára a Svájci-Magyar Együttműködési Program fejlesztési célú pályázataihoz szükséges saját forrás kiegészítésére a korábbi években megítélt és támogatási szerződésben rögzített központi költségvetési támogatásból adódó fizetési kötelezettségek teljesítésére.

12. Kiegyenlítő bérrendezési alap

Előirányzat: 11 000,0 millió forint

Az előirányzatból a 38 000 forintot meg nem haladó egy lakosra jutó adóerő-képességgel rendelkező, önkormányzati hivatalt fenntartó települési önkormányzat pályázati úton támogatást igényelhet a hivatalban foglalkoztatott köztisztviselők illetményének emeléséhez. Közös önkormányzati hivatal esetében a pályázat benyújtására a székhely önkormányzat jogosult.

A támogatás a 2. melléklet I.1. *a)* pontja szerinti elismert hivatali létszám után vehető igénybe. Az igénylés feltételeként a települési önkormányzatnak vállalnia kell, hogy az illetményalapot 2019-re legalább a pályázati kiírásban meghatározott összegben állapítja meg.

Az egy lakosra jutó adóerő-képességtől függő, differenciált támogatás fajlagos összegei:

Egy lakosra jutó adóerő-képesség kategóriák	Kiegészítő támogatás fajlagos összege
20 000 forint vagy kevesebb	800 000 forint/fő/év
20 001- 25 000 forint között	760 000 forint/fő/év
25 001 - 27 500 forint között	720 000 forint/fő/év
27 501 - 30 000 forint között	680 000 forint/fő/év
30 001 - 32 500 forint között	640 000 forint/fő/év
32 501 - 35 000 forint között	560 000 forint/fő/év
35 001 - 38 000 forint között	480 000 forint/fő/év

Ha 2018. július 1-jén a hivatalban alkalmazott illetményalap a 60. § (1) bekezdésében szereplő összeg

a) 110%-át nem haladta meg, úgy a táblázat szerinti fajlagos összeg igényelhető,

b) az *a)* pont szerinti mértéket meghaladta, de a 120%-át nem érte el, úgy a táblázat szerinti fajlagos összeg 75%-a igényelhető,

c) 120%-át elérte vagy meghaladta, úgy a táblázat szerinti fajlagos összeg 50%-a igényelhető.

A támogatásról a helyi önkormányzatokért felelős miniszter dönt. A vissza nem térítendő támogatás folyósítása előfinanszírozás keretében, egy összegben történik, felhasználásának határideje tárgyév december 31-e.

II. Felhalmozási célú támogatások

1. Kompok, révek fenntartásának, felújításának támogatása

Előirányzat: 370,0 millió forint

A támogatást a települési önkormányzatok a meglévő közforgalmú, közútpótló folyami révek, kompok és az azokhoz szükséges parti létesítmények, kiszolgáló utak fenntartására, felújítására és fejlesztésére, valamint kivételes esetben új eszköz beszerzésére pályázati úton igényelhetik. Méltányolandó kistérségi foglalkoztatáspolitikai szempontok esetén lehetőség van a működtetés támogatására is. A működtetésre szolgáló támogatás felhasználásának határideje a tárgyév december 31-e, a fenntartásra, felújításra, fejlesztésre és beszerzésre szolgáló támogatás felhasználásának határideje a tárgyévet követő év december 31-e.

A kompközlekedés működtetéséhez Mohács Város Önkormányzatát legalább 45,0 millió forint, Dunafalva Község Önkormányzatát legalább 15,0 millió forint illeti meg az előirányzatból.

A támogatásról tárcaközi bizottság javaslata alapján a közlekedésért felelős miniszter dönt. A vissza nem térítendő támogatás folyósítása előfinanszírozás keretében, egy összegben történik.

2. Önkormányzati feladatellátást szolgáló fejlesztések

Előirányzat: 5 000,0 millió forint

a) Kötelező önkormányzati feladatot ellátó intézmények fejlesztése, felújítása

Előirányzat: 2 000,0 millió forint

Az előirányzatból a települési önkormányzat pályázati úton támogatást igényelhet az önkormányzati tulajdonban lévő, a települési önkormányzat, továbbá társulás által fenntartott, kötelező önkormányzati feladatot ellátó intézmény fejlesztésére, felújítására. Az igényelhető maximális támogatás mértéke 30,0 millió forint.

A támogatásról a helyi önkormányzatokért felelős miniszter dönt.

b) Óvodai, iskolai és utánpótlás sport infrastruktúra-fejlesztés, felújítás

Előirányzat: 500,0 millió forint

Az előirányzatból a települési önkormányzat pályázati úton támogatást igényelhet a tulajdonában lévő, sportlétesítményként üzemelő létesítmény fejlesztésére, felújítására, illetve új sportlétesítmény létrehozására. Az igényelhető maximális támogatás mértéke 20,0 millió forint.

A támogatásról a helyi önkormányzatokért felelős miniszter dönt.

c) Belterületi utak, járdák, hidak felújítása

Előirányzat: 2 500,0 millió forint

Az előirányzatból a települési önkormányzat pályázati úton támogatást igényelhet – Budapest Főváros Önkormányzata kivételével – a közigazgatási területén, tulajdonában lévő út, híd és járda felújítására, karbantartására. Az igényelhető támogatás maximális mértéke:
– fővárosi kerületi önkormányzatok esetében 50,0 millió forint,
– megyei jogú városok esetében 40,0 millió forint,
– 10 000 fő vagy azt meghaladó lakosságszámú települések esetében 30,0 millió forint,
– 10 000 fő lakosságszám alatti települések esetében 15,0 millió forint.
A támogatásról a helyi önkormányzatokért felelős miniszter dönt.

Az a)-c) pontokra vonatkozó közös szabályok:
Egy önkormányzat az *a)*-c*)* pontok szerinti célok közül csak az egyikre nyújthat be pályázatot. Nem nyújtható támogatás olyan pályázathoz, amely a megjelölt műszaki tartalomra uniós vagy egyéb nemzeti támogatásban részesül. A támogatással létrehozott ingatlanvagyon a beruházás megvalósításától számított tíz évig nem idegeníthető el, kivéve az *a)-b)* pontok esetében, ha az elidegenítést műszaki vagy szakmai okok teszik szükségessé, és az abból származó ellenértéket a kedvezményezett a támogatási cél szerinti további feladatokra fordítja. Az elidegenítés egyedi kérelem alapján az *a)-b)* pontok esetén a helyi önkormányzatokért felelős miniszter engedélyével történhet.
Az *a)-c)* pontok szerinti vissza nem térítendő támogatás folyósítása előfinanszírozás keretében, egy összegben történik.

3. Önkormányzati étkeztetési fejlesztések támogatása

Előirányzat: 1 500,0 millió forint

Az előirányzatból a települési önkormányzat pályázati úton támogatást igényelhet az általa fenntartott és működtetett, a bölcsődei vagy óvodai gyermekétkeztetést kiszolgáló
– új konyhák és kiszolgáló létesítmények létrehozására,
– az önkormányzat tulajdonában álló konyhák és kiszolgáló létesítmények kapacitásbővítésére, fejlesztésére, valamint a feladat ellátásához szükséges eszközök beszerzésére.

Az igényelhető maximális támogatás mértéke 40,0 millió forint, azzal, hogy az egy bölcsődés vagy óvodás ellátottra jutó támogatási igény nem haladhatja meg a 800 000 forintot.
A támogatásból megvalósuló beruházást a beruházás megvalósításától számított 10 évig az eredeti rendeltetésének megfelelően saját (ideértve a pályázó részvételével működő társulást is) fenntartásban kell működtetni. Nem igényelhet támogatást az az önkormányzat, amely a Magyarország 2015. évi központi költségvetéséről szóló 2014. évi C. törvény, a Magyarország 2016. évi központi költségvetéséről szóló 2015. évi C. törvény, Magyarország 2017. évi központi költségvetéséről szóló 2016. évi XC. törvény és a 2018. évi költségvetési törvény azonos célú támogatási jogcíméből vagy a 2014-2020. évek közötti uniós programozási időszakban azonos célra rendelkezésre álló európai uniós támogatásban részesült.
A támogatásról az államháztartásért felelős miniszter dönt. A vissza nem térítendő támogatás folyósítása előfinanszírozás keretében, egy összegben történik. A támogatás felhasználási határideje 2021. december 31-e.

A 2018. évi költségvetési törvény 3. melléklet II.3. Önkormányzati étkeztetési fejlesztések támogatása jogcímen biztosított támogatás felhasználási határideje 2020. december 31-e.

4. Közművelődési érdekeltségnövelő támogatás, muzeális intézmények szakmai támogatása

Előirányzat:	806,0 millió forint

a) Közművelődési érdekeltségnövelő támogatás

Előirányzat:	300,0 millió forint

Az előirányzatból a települési önkormányzat pályázati úton támogatást igényelhet az általa fenntartott vagy a vele kötött közművelődési megállapodás alapján működő közművelődési intézmény vagy közösségi színtér technikai, műszaki eszközállományának, berendezési tárgyainak gyarapítására, épületének karbantartására, felújítására a közművelődési alapszolgáltatások biztosítása érdekében. A támogatást az önkormányzatok által az egyes célok tekintetében vállalt önrész arányában kell megállapítani. Ha a települési önkormányzat a közművelődési támogatás érdekében vállalt önrészt csökkenti, akkor ezzel arányosan csökkentett összegű érdekeltségnövelő támogatásra jogosult. A különbözet jogosulatlan igénybevételnek minősül.

A támogatás

aa) 60%-át a települési önkormányzat által fenntartott, továbbá a települési önkormányzattal kötött közművelődési megállapodás alapján működő, az *ab)* alpont hatálya alá nem tartozó intézmény vagy közösségi színtér után,

ab) 40%-át az 1 000 fő lakosságszám alatti települési önkormányzat által fenntartott közművelődési intézmény vagy közösségi színtér után

a települési önkormányzat által vállalt önrész arányában kell felosztani.

A települési önkormányzatok lakosságszáma tekintetében a 2018. január 1-jei állapotnak megfelelő, a Belügyminisztérium adatait kell figyelembe venni.

Ha igény hiányában az *ab)* alpont szerinti esetben maradvány keletkezik, azt az *aa)* alpont szerinti célra kell felhasználni.

A vállalt önrészt

– a kedvezményezett települések besorolásáról és a besorolás feltételrendszeréről szóló kormányrendeletben meghatározott települések esetében, valamint

– az 1 000 fő lakosságszám alatti települési önkormányzat esetében

háromszoros súllyal kell figyelembe venni a támogatás megállapításakor. A két feltétel együttes fennállása esetén a vállalt önrészt kilencszeres súllyal kell figyelembe venni.

Az arányossági számításnál az egy önkormányzatnál figyelembe vehető vállalt önrész nem haladhatja meg a pályázatot benyújtó valamennyi önkormányzat által 2019. évben vállalt önrészek összesített összegének 1,5%-át.

Nem részesülhet támogatásban az az önkormányzat, amelynél a vállalt önrész szerinti támogatás számított összege nem éri el a 100 000 forintot.

A támogatás szempontjából kizárólag a „Közművelődés - közösségi és társadalmi részvétel fejlesztése”, a „Közművelődés - hagyományos közösségi kulturális értékek gondozása”, a „Közművelődés - egész életre kiterjedő tanulás, amatőr művészetek” és a „Közművelődés - kulturális alapú gazdaságfejlesztés” kormányzati funkciókon elszámolt kiadások vehetők figyelembe.

b) Járásszékhely múzeumok szakmai támogatása

Előirányzat: 136,0 millió forint

Az előirányzatból a járásszékhely települési önkormányzatok, Budapest Főváros Önkormányzata és a fővárosi kerületi önkormányzatok pályázati úton támogatást igényelhetnek az általuk fenntartott múzeum modellértékű jó gyakorlatainak támogatására.

c) Muzeális intézmények szakmai támogatása (Kubinyi Ágoston Program)

Előirányzat: 370,0 millió forint

Az előirányzatból a települési önkormányzat pályázati úton támogatást igényelhet az általa fenntartott vagy támogatott muzeális intézmény szakmai fejlesztéséhez.
A *b)-c)* pontok szerinti támogatásokról a kultúráért felelős miniszter dönt.
A vissza nem térítendő támogatás folyósítása előfinanszírozás keretében, egy összegben történik, felhasználásának határideje a tárgyévet követő év december 31-e.
A *b)-c)* pontok szerinti támogatások szempontjából kizárólag a „Múzeumi gyűjteményi tevékenység", a „Múzeumi tudományos feldolgozó és publikációs tevékenység", a „Múzeumi kiállítási tevékenység", valamint a „Múzeumi közművelődési, közönségkapcsolati tevékenység" kormányzati funkciókon elszámolt kiadások vehetők figyelembe.

5. Ózdi martinsalak felhasználása miatt kárt szenvedett lakóépületek tulajdonosainak kártalanítása

Előirányzat: 300,0 millió forint

A központi költségvetés az ózdi martinsalak felhasználásával készült lakóépületek tulajdonosainak kárenyhítéséről szóló 40/2003. (III. 27.) Korm. rendelet alapján támogatásra jogosult magánszemély részére biztosít támogatást a települési önkormányzatokon keresztül.
A vissza nem térítendő támogatás folyósítása előfinanszírozás keretében, az Országos Katasztrófavédelmi Főigazgatóság kezdeményezésének sorrendjében, egy összegben történik.

6. Bölcsődei, mini bölcsődei férőhelyek kialakításának támogatása

Előirányzat: 1 500,0 millió forint

Az előirányzatból a települési önkormányzat pályázati úton támogatást igényelhet bölcsődei, mini bölcsődei férőhelyek kialakítására.
Az igényelhető támogatás összege
- új bölcsőde építése esetén legfeljebb 300 millió forint, de férőhelyenként nem haladhatja meg a 8 millió forintot,
- meglévő épület bölcsődei férőhelybővítése esetén legfeljebb 100 millió forint, de férőhelyenként nem haladhatja meg a 4 millió forintot,
- mini bölcsőde esetén legfeljebb 50 millió forint, de meglévő épület férőhelybővítése esetén férőhelyenként nem haladhatja meg a 3 millió forintot.

A támogatásból megvalósuló beruházást a beruházás megvalósításától számított 10 évig az eredeti rendeltetésének megfelelően saját (ideértve a pályázó részvételével működő társulást is) fenntartásban kell működtetni. Nem igényelhet támogatást az az önkormányzat, amely a 2018. évben azonos célú hazai költségvetési támogatási jogcímből vagy a 2014-2020. évek

közötti uniós programozási időszakban azonos célra rendelkezésre álló európai uniós támogatásban részesült.

A támogatásról az államháztartásért felelős miniszter dönt. A vissza nem térítendő támogatás folyósítása előfinanszírozás keretében, egy összegben történik. A támogatás felhasználási határideje 2021. december 31-e.

A 2018. évi költségvetési törvény 1. melléklet IX. Helyi önkormányzatok támogatásai fejezet, 53. Bölcsődei fejlesztési program címen biztosított támogatás felhasználási határideje 2020. december 31-e.

7. Pannon Park beruházási projekt támogatása

Előirányzat: 15 875,0 millió forint

Az előirányzat szolgál a Pannon Park beruházási projekt tárgyévi munkálatainak megvalósítására. A támogatás felhasználásának részletes szabályairól a kultúráért felelős miniszter – mint támogató – Budapest Főváros Önkormányzatával a helyi önkormányzatokért felelős miniszterrel egyetértésben köt támogatási szerződést. A támogatás 50%-ának (a továbbiakban: előleg) folyósítása a szerződéskötést követő 30 napon belül történik és a további részletek tárgyévi – szerződés szerinti – folyósítására csak abban az esetben kerülhet sor, ha az önkormányzat az előleget felhasználja és azzal legkésőbb tárgyév november 15-éig elszámol.

A támogatás felhasználási határideje – ideértve a tárgyév november 15-éig el nem számolt előleget is – tárgyévet követő év december 31-e.

8. Békásmegyeri vásárcsarnok építése

Előirányzat: 1 500,0 millió forint

Az előirányzat szolgál a Budapest Főváros III. Kerület, Óbuda-Békásmegyer Önkormányzatának támogatására a békásmegyeri vásárcsarnok építésének tárgyévi ütemére. A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter támogatói okiratot ad ki. A támogatás 50%-ának (a továbbiakban: előleg) folyósítása a támogatói okirat kiadását követő 30 napon belül történik és a további részletek tárgyévi – támogatói okirat szerinti – folyósítására csak abban az esetben kerülhet sor, ha az önkormányzat az előleget felhasználja és azzal legkésőbb tárgyév november 15-éig elszámol.

A támogatás felhasználási határideje – ideértve a tárgyév november 15-éig el nem számolt előleget is – tárgyévet követő év december 31-e.

9. Veszprém Aréna építési beruházásával összefüggő tőke- és kamattörlesztő-részletek átvállalásának támogatása

Előirányzat: 723,0 millió forint

Az előirányzat szolgál a Veszprém Megyei Jogú Város Önkormányzatának támogatására a Veszprém Aréna multifunkcionális sport- és rendezvénycsarnok építési beruházásával összefüggő tőke- és kamattartozás átvállalásáról szóló 1056/2014. (II. 11.) Korm. határozat 5. pontja alapján a Veszprém Aréna építési beruházásával összefüggő tőke- és kamattörlesztő-részletek átvállalásához. A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter támogatói okiratot ad ki. A támogatás teljes összegének

folyósítása a támogatói okirat kiadását követő 30 napon belül történik, felhasználási határideje tárgyév december 31-e.

10. Normafa Park program támogatása

Előirányzat: 620,0 millió forint

Az előirányzat szolgál a Normafa Park kiemelt beruházás koncepciójáról és az azzal összefüggő feladatokról szóló 1443/2013. (VII. 16.) Korm. határozat 8. pontja alapján a Normafa Park program tárgyévi munkálatainak megvalósítására.

A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter támogatói okiratot ad ki Budapest Főváros XII. kerület Hegyvidéki Önkormányzata számára oly módon, hogy

- a támogatás 50%-ának (a továbbiakban: előleg) folyósítása a támogatói okirat kiadását követő 30 napon belül történik és
- a további részletek tárgyévi – támogatói okirat szerinti – folyósítására csak abban az esetben kerülhet sor, ha az önkormányzat az előleget felhasználja és azzal legkésőbb tárgyév november 15-éig elszámol.

A támogatás felhasználási határideje – ideértve a tárgyév november 15-éig el nem számolt előleget is – tárgyévet követő év december 31-e.

11. Normafa Park projekt egyes beruházási elemeinek támogatása

Előirányzat: 7 400,0 millió forint

Az előirányzat szolgál a Normafa Park történelmi sportterület megvalósításához szükséges intézkedésekről szóló 1507/2016. (IX. 21.) Korm. határozat 5.*b)* pontja alapján a „Hild-villa" felújításának és a hozzá kapcsolódó telek környezetrendezésének tárgyévi munkálatainak megvalósítására, továbbá a Normafa Park program folytatásával összefüggő teendőkről, valamint a Normafa Park történelmi sportterület megvalósításához szükséges intézkedésekről szóló 1507/2016. (IX. 21.) Korm. határozat módosításáról szóló 2145/2017. (XII. 29.) Korm. határozat

a) 4.1-4.3. pontjai alapján az Eötvös út 48. és 50. alatt fekvő ingatlanok fejlesztésének (Normafa Kapuja),
b) 5. pontja alapján a Libegő és a hozzá kapcsolódó infrastruktúra korszerűsítésének és fejlesztésének

tárgyévi munkálataira.

A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter egy, vagy támogatott projektelemenként egy-egy támogatói okiratot ad ki Budapest Főváros XII. kerület Hegyvidéki Önkormányzata számára. A támogatói okirat(ok)ban szereplő támogatás 50%-ának (a továbbiakban: előleg) folyósítása az okirat kiadását követő 30 napon belül történik és a további részletek tárgyévi – támogatói okirat szerinti – folyósítására csak abban az esetben kerülhet sor, ha az önkormányzat az előleget felhasználja és azzal legkésőbb tárgyév november 15-éig elszámol.

A támogatás felhasználási határideje – ideértve a tárgyév november 15-éig el nem számolt előleget is – tárgyévet követő év december 31-e.

12. Makói Városi Termál- és Gyógyfürdő (Hagymatikum) fejlesztésének támogatása

Előirányzat: 2 977,5 millió forint

Az előirányzat szolgál a Makói Városi Termál- és Gyógyfürdő (Hagymatikum) fejlesztésének megvalósítására. A támogatás felhasználásának részletes szabályairól a kultúráért felelős miniszter támogatói okiratot ad ki Makó Város Önkormányzata számára.

A támogatás 50%-ának (a továbbiakban: előleg) folyósítása az okirat kiadását követő 30 napon belül történik és a további részletek tárgyévi – támogatói okirat szerinti – folyósítására csak abban az esetben kerülhet sor, ha az önkormányzat az előleget felhasználja és azzal legkésőbb tárgyév november 15-éig elszámol.

A támogatás felhasználási határideje – ideértve a tárgyév november 15-éig el nem számolt előleget is – tárgyévet követő év december 31-e.

13. Budapest I. kerület Budavári Önkormányzat felújítási feladatainak támogatása

Előirányzat: 900,0 millió forint

Az előirányzat szolgál a Budapest I. kerület, belterület 7173 helyrajzi számú, természetben az 1013 Budapest, Krisztina tér 1. szám alatt található ingatlan felújításának támogatására. A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter támogatói okiratot ad ki Budapest I. kerület Budavári Önkormányzat számára.

A támogatás 50%-ának (a továbbiakban: előleg) folyósítása az okirat kiadását követő 30 napon belül történik és a további részletek tárgyévi – támogatói okirat szerinti – folyósítására csak abban az esetben kerülhet sor, ha az önkormányzat az előleget felhasználja és azzal legkésőbb tárgyév november 15-éig elszámol.

A támogatás felhasználási határideje – ideértve a tárgyév november 15-éig el nem számolt előleget is – tárgyévet követő év december 31-e.

14. Hatvani sport- és rendezvénycsarnok beruházás megvalósításának támogatása

Előirányzat: 369,5 millió forint

Az előirányzat szolgál az 1000 férőhelyes hatvani sport- és rendezvénycsarnok beruházás megvalósításának támogatására. A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter támogatói okiratot ad ki Hatvan Város Önkormányzata számára.

A támogatás 50%-ának (a továbbiakban: előleg) folyósítása az okirat kiadását követő 30 napon belül történik és a további részletek tárgyévi – támogatói okirat szerinti – folyósítására csak abban az esetben kerülhet sor, ha az önkormányzat az előleget felhasználja és azzal legkésőbb tárgyév november 15-éig elszámol.

A támogatás felhasználási határideje – ideértve a tárgyév november 15-éig el nem számolt előleget is – tárgyévet követő év december 31-e.

15. Fürdőberuházás megvalósításának támogatása Bogácson

Előirányzat: 500,0 millió forint

Az előirányzat szolgál a bogácsi fürdőberuházás megvalósításának támogatására. A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter támogatói okiratot ad ki Bogács Község Önkormányzata számára.

A támogatás 50%-ának (a továbbiakban: előleg) folyósítása az okirat kiadását követő 30 napon belül történik és a további részletek tárgyévi – támogatói okirat szerinti – folyósítására csak abban az esetben kerülhet sor, ha az önkormányzat az előleget felhasználja és azzal legkésőbb tárgyév november 15-éig elszámol.

A támogatás felhasználási határideje – ideértve a tárgyév november 15-éig el nem számolt előleget is – tárgyévet követő év december 31-e.

16. Fürdőberuházás megvalósításának támogatása Mezőcsáton

Előirányzat: 500,0 millió forint

Az előirányzat szolgál a mezőcsáti fürdőberuházás megvalósításának támogatására. A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter támogatói okiratot ad ki Mezőcsát Város Önkormányzata számára.

A támogatás 50%-ának (a továbbiakban: előleg) folyósítása az okirat kiadását követő 30 napon belül történik és a további részletek tárgyévi – támogatói okirat szerinti – folyósítására csak abban az esetben kerülhet sor, ha az önkormányzat az előleget felhasználja és azzal legkésőbb tárgyév november 15-éig elszámol.

A támogatás felhasználási határideje – ideértve a tárgyév november 15-éig el nem számolt előleget is – tárgyévet követő év december 31-e.

17. Épület közösségi célú felújításának támogatása Vattán

Előirányzat: 300,0 millió forint

Az előirányzat szolgál önkormányzati tulajdonú épület közösségi célú felújításának támogatására. A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter támogatói okiratot ad ki Vatta Község Önkormányzata számára.

A támogatás 50%-ának (a továbbiakban: előleg) folyósítása az okirat kiadását követő 30 napon belül történik és a további részletek tárgyévi – támogatói okirat szerinti – folyósítására csak abban az esetben kerülhet sor, ha az önkormányzat az előleget felhasználja és azzal legkésőbb tárgyév november 15-éig elszámol.

A támogatás felhasználási határideje – ideértve a tárgyév november 15-éig el nem számolt előleget is – tárgyévet követő év december 31-e.

18. Csincsei művelődési ház bővítésének támogatása

Előirányzat: 100,0 millió forint

Az előirányzat szolgál csincsei művelődési ház bővítésének támogatására. A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter támogatói okiratot ad ki Csincse Község Önkormányzata számára.

A támogatás 50%-ának (a továbbiakban: előleg) folyósítása az okirat kiadását követő 30 napon belül történik és a további részletek tárgyévi – támogatói okirat szerinti – folyósítására csak abban az esetben kerülhet sor, ha az önkormányzat az előleget felhasználja és azzal legkésőbb tárgyév november 15-éig elszámol.
A támogatás felhasználási határideje – ideértve a tárgyév november 15-éig el nem számolt előleget is – tárgyévet követő év december 31-e.

19. Zalaapáti Község Önkormányzatának támogatása

Előirányzat: 19,0 millió forint

Az előirányzat fogászati berendezések beszerzésének támogatására szolgál. A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter támogatói okiratot ad ki Zalaapáti Község Önkormányzata számára.
A támogatás felhasználási határideje tárgyévet követő év december 31-e.

20. Klauzál tér felújítása projekt előkészítésének támogatása

Előirányzat: 300,0 millió forint

Az előirányzat szolgál a Klauzál tér felújítása projekt előkészítésének támogatására. A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter támogatói okiratot ad ki Budapest Főváros VII. kerület Erzsébetváros Önkormányzata számára.
A támogatás 50%-ának (a továbbiakban: előleg) folyósítása az okirat kiadását követő 30 napon belül történik és a további részletek tárgyévi – támogatói okirat szerinti – folyósítására csak abban az esetben kerülhet sor, ha az önkormányzat az előleget felhasználja és azzal legkésőbb tárgyév november 15-éig elszámol.
A támogatás felhasználási határideje – ideértve a tárgyév november 15-éig el nem számolt előleget is – tárgyévet követő év december 31-e.

21. Kállósemjéni bölcsőde beruházás támogatása

Előirányzat: 160,0 millió forint

Az előirányzat szolgál Kállósemjén település területén bölcsőde létrehozásának támogatására. A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter támogatói okiratot ad ki Kállósemjén Nagyközség Önkormányzata számára.
A támogatás 50%-ának (a továbbiakban: előleg) folyósítása az okirat kiadását követő 30 napon belül történik és a további részletek tárgyévi – támogatói okirat szerinti – folyósítására csak abban az esetben kerülhet sor, ha az önkormányzat az előleget felhasználja és azzal legkésőbb tárgyév november 15-éig elszámol.
A támogatás felhasználási határideje – ideértve a tárgyév november 15-éig el nem számolt előleget is – tárgyévet követő év december 31-e.

22. A Budapest IX. kerületi MÁV-Aszódi telep vízhálózata fejlesztésének támogatása

Előirányzat: 60,0 millió forint

Az előirányzat szolgál a Budapest IX. kerületi MÁV-Aszódi telep vízhálózata fejlesztésének támogatására. A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter támogatói okiratot ad ki Budapest Főváros IX. kerület Ferencváros Önkormányzata számára.
A támogatás felhasználási határideje tárgyévet követő év december 31-e.

23. A Budapest IX. kerületi MÁV-Aszódi telepen a közvilágítás kiépítésének támogatása

Előirányzat: 110,0 millió forint

Az előirányzat szolgál a Budapest IX. kerületi MÁV-Aszódi telepen a közvilágítás kiépítésének támogatására. A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter támogatói okiratot ad ki Budapest Főváros IX. kerület Ferencváros Önkormányzata számára.
A támogatás felhasználási határideje tárgyévet követő év december 31-e.

24. Golgota téri Stáció helyreállításának támogatása

Előirányzat: 250,0 millió forint

Az előirányzat szolgál a Golgota téri Stáció helyreállításának támogatására. A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter támogatói okiratot ad ki Budapest Főváros VIII. kerület Józsefvárosi Önkormányzat számára.
A támogatás felhasználási határideje tárgyévet követő év december 31-e.

25. Józsefvárosi strand- és gyógyfürdő beruházás előkészítésének támogatása

Előirányzat: 200,0 millió forint

Az előirányzat szolgál a volt Józsefvárosi pályaudvar területén megvalósuló strand- és gyógyfürdő beruházás előkészítésének támogatására. A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter támogatói okiratot ad ki Budapest Főváros Önkormányzata számára.
A támogatás felhasználási határideje tárgyévet követő év december 31-e.

III. Vis maior támogatás

Előirányzat: 6 730,5 millió forint

A támogatás szolgál a vis maior támogatás felhasználásának részletes szabályairól szóló 9/2011. (II. 15.) Korm. rendelet (a továbbiakban: Rendelet) alapján a helyi önkormányzatok egyes természeti károkból adódó, indokolt és szükséges védekezéssel összefüggő kiadások részbeni vagy teljes megtérítése, a helyi önkormányzat tulajdonában lévő építményben vagy az állam tulajdonában és a helyi önkormányzat vagyonkezelésében lévő, kötelező feladatellátást szolgáló épületben a vis maior események okozta károk helyreállításának és a katasztrófavédelmi szúnyoggyérítéssel összefüggő kiadások részbeni támogatásának forrásául. A támogatás felhasználásával, annak határidejével kapcsolatban alkalmazandó szabályokat a Rendelet rögzíti.

Kiegészítő szabályok:

1. A pályázatot
a) az I.1. pont szerinti jogcím esetében a vízgazdálkodásért felelős miniszter az államháztartásért felelős miniszter és a szociál- és nyugdíjpolitikáért felelős miniszter egyetértésével,
b) az I.2., I.9. és II.2. pontok szerinti jogcím esetében a helyi önkormányzatokért felelős miniszter az államháztartásért felelős miniszter egyetértésével,
c) az I.5. és II.1. pontok szerinti jogcímek esetében a közlekedésért felelős miniszter a helyi önkormányzatokért felelős miniszter és az államháztartásért felelős miniszter egyetértésével,
d) az I.6. pont szerinti jogcím esetében az államháztartásért felelős miniszter,
e) az I.7. és I.10. pontok szerinti jogcímek esetében a helyi önkormányzatokért felelős miniszter az államháztartásért felelős miniszterrel közösen,
f) a II.3. és II.6. pontok szerinti jogcímek esetében az államháztartásért felelős miniszter a helyi önkormányzatokért felelős miniszter és a szociál- és nyugdíjpolitikáért felelős miniszter egyetértésével,
g) a II.4. pont szerinti jogcímek esetében a kultúráért felelős miniszter a helyi önkormányzatokért felelős miniszter és az államháztartásért felelős miniszter egyetértésével
írja ki.

2. Az Áht. szerinti támogató
a) az I.4., I.5. és II.1. pontok szerinti jogcímek esetében a közlekedésért felelős miniszter,
b) az I.6., II.3. és a II.6. pontok szerinti jogcímek esetében az államháztartásért felelős miniszter,
c) az I.3., II.4., II.7. és II.12. pontok szerinti jogcímek esetében a kultúráért felelős miniszter.

3. Az e melléklet szerinti támogatások igénylési és döntési eljárására nem kell alkalmazni az általános közigazgatási rendtartásról szóló 2016. évi CL. törvény szabályait.

4. Ahol e melléklet a támogatás felhasználási határidejét nem rögzíti, ott az Áht. szerinti szabályozás alkalmazandó.

5. Ahol e melléklet nem rögzíti, hogy a támogató a kedvezményezettel a támogatás felhasználásának részletes szabályairól támogatási szerződést köt, azon előirányzatok esetében a támogató támogatói okiratot bocsát ki.

4. melléklet a 2018. évi L. törvényhez

A központi alrendszer azon előirányzatai, melyek teljesülése módosítás nélkül eltérhet az előirányzattól

	A	B	C	D
1	**1.**	**A teljesülés külön szabályozás nélkül is eltérhet az előirányzattól:**		
2			X. IGAZSÁGÜGYI MINISZTÉRIUM fejezetben	
3				A büntetőeljárásról szóló törvény alapján megállapított kártalanítás (20. cím, 2. alcím, 17. jogcímcsoport)
4				Jogi segítségnyújtás (20. cím, 2. alcím, 18. jogcímcsoport)
5				Bűncselekmények áldozatainak kárenyhítése (20. cím, 2. alcím, 20. jogcímcsoport)
6				Magán- és egyéb jogi személyek kártérítése (20. cím, 2. alcím, 28. jogcímcsoport)
7			XI. MINISZTERELNÖKSÉG fejezetben	
8				Átadásra nem került ingatlanok utáni járadék (30. cím, 1. alcím, 30. jogcímcsoport, 4. jogcím)
9			XII. AGRÁRMINISZTÉRIUM fejezetben	
10				Állat, növény- és GMO-kártalanítás (20. cím, 6. alcím)
11			XIII. HONVÉDELMI MINISZTÉRIUM fejezetben	
12				Hozzájárulás a hadigondozásról szóló törvényt végrehajtó közalapítványhoz (8. cím, 2. alcím, 39. jogcímcsoport, 3. jogcím)
13			XV. PÉNZÜGYMINISZTÉRIUM fejezetben	
14				Kárrendezési célelőirányzat (25. cím, 2. alcím, 5. jogcímcsoport)
15				Ár- és belvízvédelmi kártalanítási feladatok (25. cím, 2. alcím, 6. jogcímcsoport)
16				Uniós programok árfolyam-különbözete (25. cím, 11. alcím, 1. jogcímcsoport)
17				Közszférában foglalkoztatottak bérkompenzációja (26. cím, 2. alcím, 3. jogcímcsoport, 1. jogcím)
18				Különféle kifizetések (26. cím, 2. alcím, 3. jogcímcsoport, 2. jogcím)
19				Ágazati életpályák és bérintézkedések (26. cím, 2. alcím, 3. jogcímcsoport, 3. jogcím)
20			XVII. INNOVÁCIÓS ÉS TECHNOLÓGIAI MINISZTÉRIUM fejezetben	
21				Mecseki uránbányászok baleseti járadékainak és egyéb kártérítési kötelezettségeinek átvállalása (21. cím, 5. alcím)
22			XX. EMBERI ERŐFORRÁSOK MINISZTÉRIUMA fejezetben	
23				Gyermekvédelmi Lakás Alap (20. cím, 17. alcím, 1. jogcímcsoport)
24				GYES-en és GYED-en lévők hallgatói hitelének célzott támogatása (20. cím, 17. alcím, 7. jogcímcsoport)
25				Családi támogatások (21. cím, 1. alcím, 1. jogcímcsoport)
26				Korhatár alatti ellátások (21. cím, 1. alcím, 2. jogcímcsoport)
27				Jövedelempótló és jövedelemkiegészítő szociális támogatások (21. cím, 1. alcím, 3. jogcímcsoport)
28				Közgyógyellátás (21. cím, 1. alcím, 4. jogcímcsoport, 1. jogcím)
29			XXII. MINISZTERELNÖKI KORMÁNYIRODA fejezetben	
30				Peres ügyek (21. cím, 2. alcím)
31			XLI. ADÓSSÁGSZOLGÁLATTAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK fejezetben	
32				Devizában fennálló adósság és követelések kamatelszámolásai (1. cím)
33				A forintban fennálló adósság és követelések kamatelszámolásai (2. cím)
34				Jutalékok és egyéb költségek (3. cím, 1. alcím)
35				Állampapírok értékesítését támogató kommunikációs kiadások (3. cím, 2. alcím)
36			XLII. A KÖLTSÉGVETÉS KÖZVETLEN BEVÉTELEI ÉS KIADÁSAI fejezetben	
37				Diákhitel tartozás csökkentésének támogatása (27. cím)
38				Diákhitel 2 konstrukció kamattámogatása (28. cím)
39				Lakástámogatások (29. cím)
40				Szociálpolitikai menetdíj támogatás (31. cím)
41				Felszámolásokkal kapcsolatos kiadások (32. cím, 1. alcím, 4. jogcímcsoport)
42				Szanálással kapcsolatos kiadások (32. cím, 1. alcím, 5. jogcímcsoport)
43				Magán- és egyéb jogi személyek kártérítése (32. cím, 1. alcím, 6. jogcímcsoport)
44				Egyéb vegyes kiadások (32. cím, 1. alcím, 11. jogcímcsoport)
45				1% SZJA közcélú felhasználása (32. cím, 1. alcím, 12. jogcímcsoport)
46				Mehib és Eximbank behajtási jutaléka (32. cím, 1. alcím, 19. jogcímcsoport)
47				Gazdálkodó szervezetek által befizetett termékdíj-visszaigénylés (32. cím, 1. alcím, 22. jogcímcsoport)
48				Egyéb megszűnt jogcímek miatt járó támogatás (32. cím, 1. alcím, 26. jogcímcsoport)
49				Filmszakmai közvetett támogatások mozgókép törvény szerinti kiegészítő finanszírozása (32. cím, 1. alcím, 28. jogcímcsoport)
50				Állam által vállalt kezesség és viszontgarancia érvényesítése (33. cím)
51				Pénzbeli kárpótlás (34. cím, 2. alcím, 1. jogcímcsoport)
52				Az 1947-es párizsi békeszerződésből eredő kárpótlás (34. cím, 2. alcím, 2. jogcímcsoport)
53				Nemzetközi pénzügyi intézmények felé vállalt kötelezettségek kiadásai (36. cím)
54				Hozzájárulás az EU költségvetéséhez (37. cím)
55				Követeléskezelés költségei (41. cím)

	A	B	C	D
56				Központi Nukleáris Pénzügyi Alap támogatása (42. cím, 3. alcím)
57			XLIII. AZ ÁLLAMI VAGYONNAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK fejezetben	
58				Kárpótlási jegyek életjáradékra váltása (2. cím, 3. alcím, 5. jogcímcsoport)
59				Az államot korábbi tulajdonosi döntéseihez kapcsolódóan terhelő egyéb kiadások (2. cím, 3. alcím, 7. jogcímcsoport)
60				ÁFA elszámolás (2. cím, 4. alcím, 4. jogcímcsoport)
61				Átváltoztatható kötvény kamatfizetése (2. cím, 4. alcím, 5. jogcímcsoport)
62			XLIV. A NEMZETI FÖLDALAPPAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK fejezetben	
63				Bírósági döntésből eredő kiadások (2. cím, 4. alcím, 5. jogcímcsoport)
64			LXIII. NEMZETI FOGLALKOZTATÁSI ALAP fejezetben	
65				Álláskeresési ellátások (4. cím, 1. alcím)
66				Bérgarancia kifizetések (5. cím)
67			LXXI. NYUGDÍJBIZTOSÍTÁSI ALAP fejezetben	
68				Öregségi nyugdíj (2. cím, 1. alcím, 1. jogcímcsoport)
69				Hozzátartozói nyugellátás (2. cím, 1. alcím, 3. jogcímcsoport)
70				Nyugdíjprémium céltartalék (2. cím, 1. alcím, 5. jogcímcsoport)
71				Nyugdíjbiztosítás egyéb kiadásai (2. cím, 4. alcím)
72				Vagyongazdálkodás (3. cím)
73			LXXII. EGÉSZSÉGBIZTOSÍTÁSI ALAP fejezetben	
74				Csecsemőgondozási díj, Terhességi-gyermekágyi segély (2. cím, 2. alcím, 1. jogcímcsoport)
75				Táppénz (2. cím, 2. alcím, 2. jogcímcsoport)
76				Kártérítési járadék (2. cím, 2. alcím, 4. jogcímcsoport)
77				Baleseti járadék (2. cím, 2. alcím, 5. jogcímcsoport)
78				Gyermekgondozási díj (2. cím, 2. alcím, 6. jogcímcsoport)
79				Rokkantsági, rehabilitációs ellátások (2. cím, 2. alcím, 7. jogcímcsoport)
80				Gyógyfürdő és egyéb gyógyászati ellátás támogatása (2. cím, 3. alcím, 2. jogcímcsoport)
81				Anyatej-ellátás (2. cím, 3. alcím, 3. jogcímcsoport)
82				Utazási költségtérítés (2. cím, 3. alcím, 6. jogcímcsoport)
83				Sürgősségi ellátás EGT-n, Svájcon belül (2. cím, 3. alcím, 7. jogcímcsoport, 1. jogcím)
84				Sürgősségi ellátás EGT-n kívül (2. cím, 3. alcím, 7. jogcímcsoport, 2. jogcím)
85				Külföldön történt speciális egészségügyi ellátások (2. cím, 3. alcím, 7. jogcímcsoport, 4. jogcím)
86				Külföldön igénybevett Magyarországon nem elérhető egészségügyi szolgáltatások (2. cím, 3. alcím, 7. jogcímcsoport, 5. jogcím)
87				Kifizetőhelyeket megillető költségtérítés (2. cím, 4. alcím, 4. jogcímcsoport, 1. jogcím)
88				Postaköltség (2. cím, 4. alcím, 4. jogcímcsoport, 2. jogcím)
89				Egyéb kiadások (2. cím, 4. alcím, 4. jogcímcsoport, 3. jogcím)
90				Gyógyszergyártók ellentételezése, elszámolási különbözet rendezése (2. cím, 4. alcím, 4. jogcímcsoport, 5. jogcím)
91				Vagyongazdálkodás (3. cím)
92	**2.**	**Az előirányzat a Kormány jóváhagyásával túlléphető:**		
93			VIII. ÜGYÉSZSÉG fejezetben	
94				Jogerősen megállapított kártérítések célelőirányzata (3. cím, 4. alcím)
95			XI. MINISZTERELNÖKSÉG fejezetben	
96				Fővárosi és megyei kormányhivatalok peres ügyei (30. cím, 5. alcím)
97			XII. AGRÁRMINISZTÉRIUM fejezetben	
98				Peres ügyek (20. cím, 13. alcím)
99			XIII. HONVÉDELMI MINISZTÉRIUM fejezetben	
100				NATO és EU felajánlás alapján kialakításra kerülő készenléti alegységek alkalmazásának kiadásai (NRF, Battle Group, DCM és NFIU) (8. cím, 2. alcím, 1. jogcímcsoport)
101			XIV. BELÜGYMINISZTÉRIUM fejezetben	
102				Víz-, környezeti és természeti katasztrófa kárelhárítás (20. cím, 1. alcím, 50. jogcímcsoport)
103				Tömeges bevándorlás kezeléséhez kapcsolódó kiadások (20. cím, 21. alcím)
104				A terrorellenes intézkedések megvalósításához kapcsolódó kiadások (20. cím, 22. alcím)
105			XV. PÉNZÜGYMINISZTÉRIUM fejezetben	
106				Nagyvállalati beruházási támogatások (25. cím, 5. alcím, 7. jogcímcsoport)
107				Egyéb, EU által nem térített kiadások (25. cím, 11. alcím, 2. jogcímcsoport)
108			XVII. INNOVÁCIÓS ÉS TECHNOLÓGIAI MINISZTÉRIUM fejezetben	
109				Szakképzési Centrumok által ellátott felnőttoktatási tevékenység finanszírozása (20. cím, 65. alcím, 1. jogcímcsoport)
110			XVIII. KÜLGAZDASÁGI ÉS KÜLÜGYMINISZTÉRIUM fejezetben	
111				Beruházás ösztönzési célelőirányzat (7. cím, 1. alcím, 1. jogcímcsoport)
112				Kötött segélyhitelezés (7. cím, 1. alcím, 2. jogcímcsoport)
113				Peres ügyek (7. cím, 5. alcím)

	A	B	C	D
114				Eximbank Zrt. kamatkiegyenlítése (8. cím, 1. alcím, 1. jogcímcsoport, 1. jogcím)
115			XX. EMBERI ERŐFORRÁSOK MINISZTÉRIUMA fejezetben	
116				Köznevelési célú humánszolgáltatás és működési támogatás (20. cím, 2. alcím, 3. jogcímcsoport)
117				Hit- és erkölcstanoktatás és tankönyvtámogatás (20. cím, 2. alcím, 4. jogcímcsoport)
118				Peres ügyek (20. cím, 5. alcím, 4. jogcímcsoport)
119				Szociális célú nem állami humánszolgáltatások támogatása (20. cím, 19. alcím, 1. jogcímcsoport)
120				Szociális humánszolgáltatásokkal kapcsolatos egyéb bérintézkedés (20. cím, 19. alcím, 11. jogcímcsoport)
121			XXII. MINISZTERELNÖKI KORMÁNYIRODA fejezetben	
122				Autópálya rendelkezésre állási díj (19. cím, 1. alcím, 3. jogcímcsoport)
123			XLII. A KÖLTSÉGVETÉS KÖZVETLEN BEVÉTELEI ÉS KIADÁSAI fejezetben	
124				Átmeneti hulladék-közszolgáltatással kapcsolatos kiadások (32. cím, 1. alcím, 25. jogcímcsoport)
125			LXIII. NEMZETI FOGLALKOZTATÁSI ALAP fejezetben	
126				Start-munkaprogram (8. cím)
127	**3.**	**Ha az európai uniós tagsághoz kapcsolódó támogatások felhasználása érdekében illetve e támogatások folyósításának elmaradása esetén életbe lépő átcsoportosítási szabályokra vonatkozó rendelkezésekben foglalt lehetőségek kimerültek, az együttes eredeti támogatási előirányzat 30%-ával, e fölött a Kormány döntése alapján túlléphető:**		
128			XII. AGRÁRMINISZTÉRIUM fejezetben	
129				Méhészeti Nemzeti Program (20. cím, 20. alcím, 1. jogcímcsoport, 1. jogcím)
130				Egyes speciális szövetkezések (TÉSZ) támogatása (20. cím, 20. alcím, 1. jogcímcsoport, 3. jogcím)
131				Egyes állatbetegségek megelőzésének és felszámolásának támogatása (20. cím, 20. alcím, 1. jogcímcsoport, 4. jogcím)
132				Iskolagyümölcs program (20. cím, 20. alcím, 1. jogcímcsoport, 5. jogcím)
133			XIV. BELÜGYMINISZTÉRIUM fejezetben	
134				Belügyi Alapok (20. cím, 25. alcím, 4. jogcímcsoport)
135			XV. PÉNZÜGYMINISZTÉRIUM fejezetben	
136				Európai Területi Együttműködés (2014-2020) (25. cím, 20. alcím, 2. jogcímcsoport)
137			XVII. INNOVÁCIÓS ÉS TECHNOLÓGIAI MINISZTÉRIUM fejezetben	
138				Európai Hálózatfinanszírozási Eszköz (CEF) projektek (20. cím, 60. alcím, 1. jogcímcsoport)
139			XIX. UNIÓS FEJLESZTÉSEK fejezetben	
140				Közlekedés Operatív Program (2. cím, 4. alcím, 2. jogcímcsoport)
141				Területi Együttműködés (2. cím, 5. alcím)
142				Egyéb uniós előirányzatok (2. cím, 6. alcím)
143				Állami költségvetési kedvezményezettek sajáterő támogatása (2. cím, 7. alcím, 8. jogcímcsoport)
144				2014-2020 közötti kohéziós politikai operatív programok (2. cím, 9. alcím)
145				Európai Területi Együttműködés (2014-2020) (2. cím, 10. alcím)
146				Vidékfejlesztési Program (2. cím, 12. alcím, 1. jogcímcsoport)
147				Magyar Halgazdálkodási Operatív Program (2. cím, 12. alcím, 2. jogcímcsoport)
148	**4.**	**A pénzügyi tranzakciós illeték megfizetéséhez kapcsolódóan az államháztartásért felelős miniszter engedélyével túlléphető a Dologi kiadások kiemelt előirányzat:**		
149			XV. PÉNZÜGYMINISZTÉRIUM fejezetben	
150				Magyar Államkincstár (8. cím)
151	**5.**	**A gyógyszertári tulajdoni hányad állami elővásárlásával összefüggésben az egészségbiztosításért felelős miniszter engedélyével, az államháztartásért felelős miniszter egyetértése mellett túlléphető:**		
152			XX. EMBERI ERŐFORRÁSOK MINISZTÉRIUMA fejezetben	
153				Gyógyszertári tulajdoni hányad állami elővásárlás kiadása (21. cím, 3. alcím)
154	**6.**	**A nyugdíjszerű ellátásban részesülő személyek évközi ellátás-emelése végrehajtásával összefüggésben tételes elszámolás alapján a szociál- és nyugdíjpolitikáért felelős miniszter engedélyével túlléphető:**		
155			XX. EMBERI ERŐFORRÁSOK MINISZTÉRIUMA fejezetben	
156				Folyósított ellátások utáni térítés (21. cím, 1. alcím, 4. jogcímcsoport, 4. jogcím)

5. melléklet a 2018. évi L. törvényhez

Uniós kötelezettségvállalási keretelőirányzatok

Megnevezés	Indikatív forráskeret a 2014-2020-as időszakban adatok euróban
Gazdaságfejlesztés és Innovációs Operatív Program	7 733 969 530
Versenyképes Közép-Magyarország Operatív Program	463 703 439
Terület- és Településfejlesztési Operatív Program	3 389 963 001
Intelligens Közlekedésfejlesztési Operatív Program	3 331 808 225
Környezeti és Energiahatékonysági Operatív Program	3 217 105 883
Emberi Erőforrás Fejlesztési Operatív Program	2 612 789 000
Közigazgatás- és Közszolgáltatás Fejlesztési Operatív Program	794 773 905
Rászoruló Személyeket Támogató Operatív Program	93 882 921
Vidékfejlesztési Program	3 430 664 493
Magyar Halgazdálkodási Operatív Program	39 096 293
Operatív Programok összesen	**25 107 756 690**

Belső Biztonsági Alap	64 364 842
Menekültügyi, Migrációs és Integrációs Alap	34 455 028
Belügyi Alapok összesen	**98 819 870**

Megnevezés	Indikatív forráskeret adatok euróban
Európai Gazdasági Térség Finanszírozási Mechanizmus, Norvég Finanszírozási Mechanizmus 2014-2021	**212 142 765**

A kötelezettségvállalások megtételéhez a törvényben rögzített forint/euró árfolyam az irányadó.

6. melléklet a 2018. évi L. törvényhez

A közalkalmazotti fizetési osztályok első fizetési fokozata szerinti garantált illetmények havi összege forintban, valamint a fizetési fokozatokhoz tartozó legkisebb szorzószámok 2019. évben

Fizetési fokozatok	Fizetési osztályok									
	A	B	C	D	E	F	G	H	I	J
1.	69 000	77 000	78 000	79 000	89 000	122 000	127 000	129 500	142 000	154 500
2.	1,0175	1,0175	1,0200	1,0250	1,0275	1,0350	1,0350	1,0500	1,0450	1,0600
3.	1,0350	1,0350	1,0400	1,0500	1,0550	1,0725	1,0725	1,1000	1,1025	1,1350
4.	1,0525	1,0525	1,0650	1,0750	1,0900	1,1100	1,1100	1,1500	1,1675	1,2100
5.	1,0700	1,0700	1,0900	1,1000	1,1250	1,1475	1,1475	1,2000	1,2425	1,2850
6.	1,0875	1,0875	1,1125	1,1250	1,1600	1,1850	1,1850	1,2600	1,3175	1,3600
7.	1,1075	1,1075	1,1375	1,1525	1,1975	1,2225	1,2225	1,3350	1,3925	1,4200
8.	1,1275	1,1400	1,1625	1,1875	1,2350	1,2650	1,2725	1,4100	1,4675	1,4825
9.	1,1500	1,1725	1,1950	1,2250	1,2725	1,3075	1,3325	1,4850	1,5275	1,5450
10.	1,1725	1,2075	1,2300	1,2625	1,3100	1,3675	1,3950	1,5600	1,5875	1,6075
11.	1,1950	1,2425	1,2675	1,3000	1,3475	1,4275	1,4575	1,6250	1,6475	1,6700
12.	1,2175	1,2775	1,3050	1,3375	1,3775	1,4875	1,5200	1,6900	1,7075	1,7325
13.	1,2400	1,3125	1,3425	1,3750	1,4075	1,5475	1,5825	1,7550	1,7775	1,8025
14.	1,2625	1,3500	1,3800	1,4125	1,4425	1,6075	1,6450	1,8200	1,8475	1,8725
15.	1,2850	1,3875	1,4175	1,4500	1,4775	1,6675	1,7075	1,8850	1,9175	1,9425
16.	1,3075	1,4250	1,4550	1,4875	1,5125	1,7275	1,7700	1,9500	1,9875	2,0125
17.	1,3300	1,4625	1,4925	1,5250	1,5475	1,7875	1,8325	2,0150	2,0575	2,0825

7. melléklet a 2018. évi L. törvényhez

Az egyházi jogi személyek, a nemzetiségi önkormányzatok és a magán köznevelési intézmények fenntartói köznevelési feladatainak és a bevett egyházak hit- és erkölcstanoktatás után járó támogatása

I. A PEDAGÓGUS-MUNKAKÖRBEN ÉS A NEVELŐ ÉS OKTATÓ MUNKÁT KÖZVETLENÜL SEGÍTŐ MUNKAKÖRBEN FOGLALKOZTATOTTAK UTÁN JÁRÓ ÁTLAGBÉRALAPÚ TÁMOGATÁS

1. Az átlagbéralapú támogatás alapja

a) A 41. § (1) bekezdés *a)* pontjában meghatározott átlagbéralapú támogatás alapja – az óvoda kivételével – az állam által fenntartott általános iskolában, középfokú iskolában, alapfokú művészeti iskolában (a továbbiakban együtt: iskola), kollégiumban, gyógypedagógiai, konduktív pedagógiai nevelési-oktatási, valamint pedagógiai szakszolgálati intézményben pedagógus-munkakörben, valamint nevelő és oktató munkát közvetlenül segítő munkakörben foglalkoztatottak után kifizetett személyi juttatás és járulék.

b) A 41. § (3) bekezdés *a)* pontjában meghatározott átlagbéralapú támogatás alapja – az óvoda kivételével – az állam által fenntartott iskolában, kollégiumban, gyógypedagógiai, konduktív pedagógiai nevelési-oktatási intézményben pedagógus-munkakörben foglalkoztatottak után kifizetett személyi juttatás és járulék.

2. Az átlagbéralapú támogatás megállapítása

2.1. Óvodában az átlagbéralapú támogatást, beleértve a minősítéssel összefüggő többlettámogatást is a 2. melléklet II. pont 1. és 4-5. alpontja szerint kell megállapítani. Ha az óvoda a fenntartó engedélye alapján hat óránál rövidebb napi nyitvatartási idővel működik, a fenntartásához a központi költségvetésből támogatás nem igényelhető.

2.2. Az iskolában, kollégiumban, gyógypedagógiai, konduktív pedagógiai nevelési-oktatási, valamint pedagógiai szakszolgálati intézményben az átlagbéralapú támogatást

a) a pedagógus-munkakörben foglalkoztatottak után az 1. pont *a)* alpontban meghatározott állami intézmények pedagógus-munkakörben foglalkoztatottjainak és az állam által fenntartott iskolával, kollégiummal, gyógypedagógiai, konduktív pedagógiai nevelési-oktatási intézménnyel a nevelési évben vagy a tanévben október 1-jén jogviszonyban álló gyermekek, tanulók létszáma, valamint a pedagógiai szakszolgálati intézmény által ellátott gyermekek, tanulók átlaglétszáma alapján egy tizedesre kerekített finanszírozott pedagóguslétszám szerint a 4-6. alpontok,

b) a nevelő és oktató munkát közvetlenül segítő munkakörben foglalkoztatottak – a pedagógiai szakszolgálati intézmény kivételével – a ténylegesen foglalkoztatottak, teljes munkaidőre átszámított létszáma, de legfeljebb a jogszabályban meghatározott elismerhető létszáma alapján, figyelemmel az *a)* pont szerinti gyermek és tanulólétszámra a 4. alpont, az 5. alpont *a)*- *c)*, *e)* pontjai

szerint kell megállapítani.

Az egy főre jutó átlagbér az iskolatípusra, kollégiumra, gyógypedagógiai, konduktív pedagógiai nevelési-oktatási intézményre, pedagógiai szakszolgálati intézményre számított, az állami intézményfenntartók által fenntartott intézményekben intézménytípusonként pedagógus-munkakörben, valamint nevelő és oktató munkát közvetlenül segítő munkakörben foglalkoztatottak éves személyi juttatása és járulékai együttes összegének és az előbbinek megfelelő létszámhányadosa. A pedagógiai szakszolgálati intézményben nevelő és oktató munkát közvetlenül segítő munkakörben foglalkoztatottak finanszírozott létszáma fenntartói szinten nem haladhatja meg a pedagógiai szakszolgálati intézményben a pedagógus-munkakörre megállapított finanszírozott létszám 8%-át.

3. A Magyarország területén külföldi állam vagy nemzetközi szervezet oktatási programja szerint az oktatásért felelős miniszter engedélye alapján működő nevelési-oktatási intézmény Magyarországon nyilvántartásba vett fenntartója az ilyen intézmény által pedagógus-munkakörben foglalkoztatott személy után átlagbéralapú támogatásra akkor jogosult, ha

a) a pedagógus szakképzettsége vagy szakképesítése megfelel az Nkt.-ban meghatározott képesítési előírásoknak,

b) a külföldi óvoda, a nemzetközi óvoda pedagógiai programja megfelel az Óvodai nevelés országos alapprogramjának, a külföldi iskola, a nemzetközi iskola pedagógiai programja tartalmi szempontból igazodik a Nemzeti alaptantervhez.

4. Az iskolában, a kollégiumban, a gyógypedagógiai, a konduktív pedagógiai nevelési-oktatási, valamint a pedagógiai szakszolgálati intézményben a pedagógusok, valamint a nevelő és oktató munkát közvetlenül segítők átlagbére és közterhei elismert együttes összegének meghatározása

a) A pedagógusok és a pedagógus szakképzettséggel vagy szakképesítéssel rendelkező nevelő és oktató munkát közvetlenül segítők átlagbérének és közterheinek elismert összege

aa) általános iskolában 4 455 000 forint/számított létszám/év,

ab) gimnáziumban, szakgimnáziumban (szakképzési és nem szakképzési évfolyamon egyaránt), művészeti szakgimnáziumban, szakközépiskolában – beleértve a Köznevelési és Szakképzési Hídprogramot és az érettségire való felkészítő évfolyamokat is –, szakiskolában és készségfejlesztő iskolában, gyógypedagógiai, konduktív pedagógiai nevelési-oktatási intézményben és köznevelési intézményben működő utazó gyógypedagógusi, utazó konduktori hálózat esetén 4 638 000 forint/számított létszám/év,

ac) alapfokú művészeti iskolában főtárgy szerinti egyéni és csoportos foglalkozás keretében való részvétel esetében 4 356 000 forint/számított létszám/év,

ad) kollégiumban 4 459 000 forint/számított létszám/év,

ae) pedagógiai szakszolgálati intézményben 4 311 000 forint/számított létszám/év,

b) Az iskolában, a kollégiumban, a gyógypedagógiai, a konduktív pedagógiai nevelési-oktatási, valamint a pedagógiai szakszolgálati intézményben a pedagógus szakképzettséggel vagy szakképesítéssel nem rendelkező nevelő és oktató munkát

közvetlenül segítők átlagbérének és közterheinek elismert összege 2 800 000 forint/számított létszám/év.

c) Az Nkt. 2. § (3) bekezdés *b)* pont *bd)* alpontja szerinti fenntartók köznevelési feladatot ellátó intézményeiben foglalkoztatott pedagógusok, valamint a nevelő és oktató munkát közvetlenül segítők átlagbére és közterhei elismert összege az *a)-b) és d)* pontban, valamint a 2. pont 2.1. alpontban meghatározottak 30%-a a köznevelést alapfeladatként végző, a társasági adóról és az osztalékadóról szóló 1996. évi LXXXI. törvény hatálya alá tartozó gazdasági társaság – ide nem értve a nonprofit gazdasági társaságot –, továbbá a személyi jövedelemadóról szóló 1995. évi CXVII. törvény hatálya alá tartozó vállalkozó esetén.

d) Az iskolában, a kollégiumban, a gyógypedagógiai, a konduktív pedagógiai nevelési-oktatási, valamint a pedagógiai szakszolgálati intézményben az Nkt. 64. §-a szerinti előmeneteli rendszer keretén belül lebonyolított minősítési eljárás során 2019. január 1-jei hatállyal Pedagógus II., Mesterpedagógus vagy Kutatótanár fokozatú besorolással rendelkező pedagógusok, valamint Pedagógus II. fokozatba átsorolt pedagógus, és pedagógus szakképzettséggel rendelkező nevelő és oktató munkát közvetlenül segítők esetén a bérnövekmény és közterheinek elismert összege

– Pedagógus I. fokozatból Pedagógus II. fokozatba lépés és

= középfokú vagy alapfokozatú végzettség esetén 392 000 forint/fő/év,
= mesterfokozatú végzettség esetén 430 000 forint/fő/év,

– Mesterpedagógus, vagy Kutatótanár fokozatba lépés és

= középfokú vagy alapfokozatú végzettség esetén 1 432 000 forint/fő/év,
= mesterfokozatú végzettség esetén 1 576 000 forint/fő/év.

A támogatás a 2019. január 1-je és 2019. december 31-e között ténylegesen foglalkoztatott pedagógusok és a nevelő és oktató munkát közvetlenül segítők teljes munkaidőre átszámított, egy tizedesre kerekített éves átlaglétszáma alapján illeti meg a fenntartót a következők szerint

da) A teljes összeg illeti meg a fenntartót azon pedagógusok után, akik a minősítést 2017. december 31-éig szerezték meg.

db) Az összeg 11 havi időarányos része illeti meg 2019. február hónaptól a fenntartót azon pedagógusok után, akik a minősítést a 2018. évben szerezték meg.

e) A köznevelési Kjtvhr. 16. § (6) bekezdése alapján nemzetiségi pótlékban részesülő pedagógusok 2018. január 1-jétől történt 5%-os, valamint a 2019. január 1-jétől megvalósuló további 15%-os nemzetiségi pótléknövekményének és közterheinek elismert összege 563 000 forint/fő/év.

5. A finanszírozott pedagóguslétszám és a nevelő és oktató munkát közvetlenül segítő munkakörben foglalkoztatottak létszámának megállapításához szükséges – az óvoda kivételével – a nevelési-oktatási intézménybe járó, valamint a pedagógiai szakszolgálati intézmény által ellátott gyermekek, tanulók létszámának meghatározása

a) A tanulólétszám meghatározásánál a nappali rendszerű iskolai oktatásban vagy a nappali oktatás munkarendje szerint oktatott tanulót, továbbá a fejlesztő nevelésben-oktatásban részt vevő tanulót egy tanulóként, az esti oktatás munkarendje szerint tanulók számát kettővel, a levelező oktatás munkarendje szerint tanulók számát öttel

elosztva, a kollégiumban ellátott – a nappali rendszerű iskolai oktatásban, vagy a nappali oktatás munkarendje szerint oktatott – tanulót egy tanulóként kell figyelembe venni.

b) A pedagógiai szakszolgálati intézményben az ellátott gyermekek, tanulók létszámát az ellátott gyermekek, tanulók egy évre számított havonkénti átlaglétszámának éves összesített, tízzel elosztott becsült létszáma alapján kell meghatározni. A heti ellátotti létszám megállapításánál egy gyermek, tanuló csak egyszer vehető figyelembe tekintet nélkül arra, hogy a hét egy vagy több napján, egyéni vagy csoportos foglalkozás keretében biztosították számára a jogszabályban megállapított szakmai követelményeknek megfelelő ellátást. Új pedagógiai szakszolgálati intézmény esetén átlaglétszámként a becsült létszámot kell alapul venni.

c) Az alapfokú művészetoktatásban azt a tanulót lehet egy főként figyelembe venni, akinek a számára egy tanszak vonatkozásában legalább heti négy tanóra kerül megszervezésre. Azokat a tanulókat, akik számára heti kettő vagy három tanóra kerül megszervezésre, kettővel elosztva lehet figyelembe venni, más esetben a tanuló nem vehető figyelembe.

d) Az alapfokú művészetoktatás kivételével a nappali rendszerű iskolai oktatásban vagy a nappali munkarend (a továbbiakban: együtt: nappali oktatás) szerint oktatott enyhe értelmi fogyatékos, beszédfogyatékos vagy pszichés fejlődési zavarral küzdő sajátos nevelési igényű tanulót két főként, a mozgásszervi, érzékszervi, középsúlyos értelmi fogyatékos, autizmus spektrumzavarral küzdő vagy halmozottan fogyatékos tanulót három főként kell számításba venni, ha a nevelésük, oktatásuk a többi tanulóval együtt történik. Ha az óvodában, a nappali rendszerű iskolai oktatásban a sajátos nevelési igényű gyermek, tanuló számára az egészségügyi, pedagógiai célú habilitációs, rehabilitációs foglalkoztatást nem saját alkalmazottjával (vagy óraadó pedagógussal), hanem utazó gyógypedagógusi, utazó konduktori hálózat igénybevételével láttatja el az intézmény, az integráltan oktatott sajátos nevelési igényű gyermek, tanuló csak egy főként vehető figyelembe.

e) A gyermek- és tanulólétszám meghatározása feladatellátási helyenként egy tizedesre történik.

6. A finanszírozott pedagógus létszám meghatározása

A finanszírozott pedagógus létszám meghatározásához az állam által fenntartott intézmény pedagógus-munkakörben foglalkoztatottjainak és az általa fenntartott iskolába, gyógypedagógiai, konduktív pedagógiai nevelési-oktatási intézménybe felvett gyermekeknek, tanulóknak, továbbá kollégiumban elhelyezett tanulóknak, valamint a pedagógiai szakszolgálati intézmény által ellátott gyermekek, tanulók heti átlaglétszámának aránya köznevelési intézménytípusonként:

a) általános iskolában 11,8 fő tanulónként 1 fő pedagógus,

b) gimnáziumban – beleértve a hat és nyolc évfolyammal működő gimnáziumokat is – 12,5 fő tanulónként 1 fő pedagógus,

c) szakközépiskolában – beleértve a Köznevelési és Szakképzési Hídprogramot és az érettségire való felkészítő évfolyamokat is – 12 fő tanulónként 1 fő pedagógus,

d) szakgimnáziumban, nem szakképzési évfolyamon 12,4 fő tanulónként 1 fő pedagógus,

e) szakgimnáziumban, szakképzési évfolyamon 13,7 fő tanulónként 1 fő pedagógus,

f) alapfokú művészeti iskolában főtárgy szerinti egyéni foglalkozás keretében való részvétel esetében 19,9 fő tanulónként 1 fő pedagógus,

g) alapfokú művészeti iskolában főtárgy szerinti csoportos foglalkozás keretében való részvétel esetében 78,8 fő tanulónként 1 fő pedagógus,

h) művészeti szakgimnáziumban

ha) párhuzamos oktatásban részt vevő 6 fő tanulónként 1 fő pedagógus,

hb) szakképzési évfolyamon az Nkt. 27. § (9) bekezdése szerinti egyéni foglalkozás keretében részt vevő 3,5 fő tanulóként 1 pedagógus,

hc) szakképzési évfolyamon legalább 4 főből álló csoportos foglalkozás keretében részt vevő 8,5 fő tanulóként 1 fő pedagógus,

i) kollégiumban 18,5 fő tanulónként 1 fő pedagógus,

j) pedagógiai szakszolgálati intézményben

ja) logopédiai ellátás esetén 50,0 fő gyermek-, tanulólétszám alatt 1 fő pedagógus, további 50,0 gyermek/tanulólétszám esetén további 1-1 fő pedagógus,

jb) nevelési tanácsadás esetén 87,0 fő gyermek-, tanulólétszám alatt 1 fő pedagógus, további 87,0 gyermek/tanulólétszám esetén további 1-1 fő pedagógus,

jc) gyógytestnevelés esetén 50,0 fő gyermek-, tanulólétszám alatt 1 fő pedagógus, további 50,0 gyermek/tanulólétszám esetén további 1-1 fő pedagógus,

jd) szakértői bizottság esetén 180,0 fő gyermek-, tanulólétszám alatt 1 fő pedagógus, további 180,0 gyermek/tanulólétszám esetén további 1-1 fő pedagógus,

je) gyógypedagógiai tanácsadás, korai fejlesztés és gondozás együtt:

	A	B
1.	Gyermek-, illetve tanulólétszám (fő)	Pedagóguslétszám (fő)
2.	1,0-1,9	1
3.	2,0-10,9	2
4.	11,0-20,9	4
5.	21,0-50,9	5
6.	51-200,9	további 10 gyermek/tanulólétszám esetén további 1-1 fő pedagógus
7.	200,9 felett	21

jf) továbbtanulási, pályaválasztási tanácsadás, konduktív pedagógiai ellátás, iskolapszichológiai, óvodapszichológiai ellátás, kiemelten tehetséges gyermekek, tanulók gondozása együtt:

	A	B
1.	Gyermek-, illetve tanulólétszám (fő)	Pedagóguslétszám (fő)
2.	1,0-100,9	2
3.	101,0-500,9	5
4.	501,0-1000,9	7
5.	1001,0-2000,9	9
6.	2000,9 felett	12

k) gyógypedagógiai, konduktív pedagógiai nevelési-oktatási intézmény

ka) óvodája esetében 4 fő gyermekként 1 fő pedagógus,

kb) általános iskolája esetében 3,7 fő tanulónként 1 fő pedagógus,

kc) középiskolája esetében 6,2 fő tanulónként 1 fő pedagógus,

kd) szakiskolája esetében 6 fő tanulónként 1 fő pedagógus, készségfejlesztő szakiskolája esetében 4 fő tanulónként 1 fő pedagógus,

ke) kollégiuma esetében 7,8 fő tanulónként 1 fő pedagógus,

l) fejlesztő nevelést-oktatást végző gyógypedagógiai, konduktív pedagógiai intézményben 3 fő tanulónként 1 fő pedagógus,

m) a kiegészítő nemzetiségi nevelés-oktatásban 21 fő tanulónként 1 fő pedagógus,

n) utazó gyógypedagógusi hálózat igénybevétele esetén a sajátos nevelési igényű gyermekek, tanulók egészségügyi, pedagógiai célú habilitációs, rehabilitációs foglalkoztatásának megtartására 39 ellátott gyermek- és tanulólétszám esetén 1 fő pedagógus

után igényelhető az átlagbéralapú támogatás.

Ha az *a)-e)* és *i)* pont szerinti köznevelési intézmény ellát nemzetiségi nevelési-oktatási feladatot, akkor a nemzetiségi nevelésben, oktatásban részt vevő tanulók tekintetében 8 fő tanulóként 1 fő pedagógust kell figyelembe venni.

A pedagóguslétszám meghatározása fenntartónként, a nevelési évi, tanévi október 1-jei gyermek-, illetve tanulólétszám (a költségvetési éven belül 8 és 4 havi létszám) alapján egy tizedesre történik.

II. A NEMZETISÉGI ÖNKORMÁNYZAT, AZ EGYHÁZI JOGI SZEMÉLY ÁLTAL FENNTARTOTT KÖZNEVELÉSI INTÉZMÉNYEK MŰKÖDÉSÉNEK TÁMOGATÁSA

1. A 41. § (1) bekezdés *b)* pontjában meghatározott támogatás fajlagos összege: 200 000 forint/gyermek, tanuló/év.

2. A gyermek-, illetve tanulólétszám meghatározásánál

a) óvoda esetén, ha az óvoda napi nyitvatartási ideje eléri, illetve meghaladja a nyolc órát a gyermeket egy főként, ha nem éri el a nyolc órát, de eléri a hat órát, a gyermeket létszámát kettővel elosztva,

b) kollégium és iskola esetén – az alapfokú művészetoktatás és a szakképző iskola kivételével – az I. pont 5. alpont *a)* pontban leírtak szerint,

c) pedagógiai szakszolgálati ellátás esetén a gyógypedagógiai tanácsadás, korai fejlesztés és gondozásban, részt vevőket az I. pont 5. alpont *b)* pontban leírtak szerint,

d) az integráltan oktatott sajátos nevelési igényű gyermeket, tanulót – a szakképző iskola kivételével – a nappali oktatásban egy főként,

kell figyelembe venni.

3. Az alapfokú művészetoktatásban részt vevő tanulót az átlagbéralapú támogatásnál számított tanulólétszámot öttel elosztva kell figyelembe venni.

4. A nemzetiségi önkormányzat óvoda, kollégium és iskola esetén kizárólag a nemzetiségi nevelésben, oktatásban vagy kiegészítő nemzetiségi oktatásban részt vevő gyermekeket, tanulókat veheti figyelembe.

5. A szakképző iskola tanulóját – figyelemmel a 2. *d)* pontban leírtakra –az átlagbéralapú támogatáshoz számított létszámmal kell figyelembe venni.

6. Ha az iskola büntetés-végrehajtási intézményben vagy javítóintézetben működik, a tanulók után e támogatásra a fenntartó nem jogosult.

7. A működési támogatás megállapításakor a nevelési-oktatási intézmény esetében a nevelési évi, tanévi október 1-jei gyermek-, illetve tanulólétszámot (a költségvetési éven belül 8 és 4 havi létszám) egy tizedesre kerekítve kell kiszámítani.

III. A KÖZNEVELÉSI FELADATOT ELLÁTÓ INTÉZMÉNYT FENNTARTÓ SZERVEZETEK TANKÖNYVTÁMOGATÁSA

1. A 41. § (1) bekezdés *c)* pontjában meghatározott fenntartó

a) az Nkt. szerinti ingyenes tankönyvek biztosítása érdekében a nappali rendszerű iskola, a nappali rendszerű nemzetiségi és gyógypedagógiai, konduktív pedagógiai feladatot ellátó iskola

aa) első-negyedik évfolyamán 2019. október 1-jén tanulói jogviszonyban álló tanulók létszáma alapján 9 000 forint/fő/év,

ab) ötödik (beleértve a nyelvi előkészítő és nemzetiségi nyelvi előkészítő), hatodik és nyolcadik évfolyamán 2019. október 1-jén tanulói jogviszonyban álló tanulók létszáma alapján 12 000 forint/fő/év,

ac) hetedik (beleértve a nyelvi előkészítő és nemzetiségi nyelvi előkészítő, továbbá a Köznevelési és Szakképzési Hídprogramok) évfolyamán 2019. október 1-jén tanulói jogviszonyban álló tanulók létszáma alapján 15 000 forint/fő/év,

ad) kilencedik (beleértve a nyelvi előkészítő és nemzetiségi nyelvi előkészítő, az Arany János Tehetséggondozó Program, az Arany János Kollégiumi Program, az

enyhe értelmi fogyatékos tanulók előkészítő) évfolyamán 2019. október 1-jén tanulói jogviszonyban álló tanulók létszáma alapján 20 000 forint/fő/év,

b) az *a)* pont szerinti tanulók kivételével, a középfokú iskolával, nemzetiségi és gyógypedagógiai, konduktív pedagógiai feladatot ellátó iskolával tanulói jogviszonyban álló nappali rendszerű iskolai oktatásban és jogszabályban meghatározott normatív kedvezményekben részesülő tanulók 2019. október 1-jei létszáma alapján 12 000 forint/fő/év

összegű tankönyvtámogatásra jogosult.

2. A tankönyvtámogatásokkal összefüggésben egy tanulót csak egy jogcímen lehet figyelembe venni.

3. A tankönyvtámogatásokat az oktatásért felelős miniszter utalványozása alapján 2019. augusztus 25-éig folyósítja a kincstár.

IV. A BEVETT EGYHÁZ ÁLTAL AZ ÁLLAMI ISKOLÁBAN SZERVEZETT HIT- ÉS ERKÖLCSTANOKTATÁSHOZ KAPCSOLÓDÓ TÁMOGATÁS

1. A 41. § (1) bekezdés *d)* pont *da)* alpontjában meghatározott tankönyvtámogatást a bevett egyház a hit- és erkölcstanoktatásban részt vevő tanulók után veheti igénybe, ha ahhoz olyan tankönyvet alkalmaz, amely a hivatalos tankönyvjegyzéken szerepel.

2. A tankönyvtámogatás fajlagos összege

a) az 1-4. évfolyamon 980 forint/tanuló,
b) az 5-8. évfolyamon 1 270 forint/tanuló,
c) a hat évfolyammal működő gimnáziumokban a 7-8. évfolyamon 1 580 forint/tanuló.

A támogatást az oktatásért felelős miniszter utalványozása alapján 2019. augusztus 25-éig folyósítja a kincstár.

3. A 41. § (1) bekezdés *d)* pont *db)* alpontjában meghatározott támogatás szempontjából elismert számított pedagóguslétszámot egy tizedesre kell megállapítani a hit- és erkölcstanoktatásban részt vevő tanulók 8 fős csoportja után heti 24 teljesített tanórával számolva. A tanulók számának meghatározása a tanévi október 1-jei tanulólétszámok (a költségvetési éven belül 8 és 4 havi létszám) alapján történik.

4. A támogatás összege 343 000 forint/hónap, amely a főiskolai végzettségű Pedagógus I. kategóriába sorolt pedagógus bruttó átlagbérének és járulékának megfelelő összeg.

5. A támogatások kizárólag a IV. pont alatt meghatározott feladatokra használhatók fel.

V. AZ INTÉZMÉNYI GYERMEKÉTKEZTETÉSI TÁMOGATÁS ÉS A KIEGÉSZÍTŐ GYERMEKÉTKEZTETÉSI TÁMOGATÁS AZ ÓVODAI ELLÁTÁSBAN RÉSZESÜLŐ GYERMEKEK INGYENES ÉTKEZTETÉSÉHEZ

1. A nevelési-oktatási intézmény fenntartóját kötött felhasználású támogatás illeti meg a 2. melléklet III. 5. pont *a)* alpont alapján.

2. A fenntartót további kiegészítő támogatás illeti meg az óvodai ellátásban részesülő, a Gyvt. 21/B. § (1) bekezdés szerint a gyermekétkeztetést ingyenesen igénybe vevő gyermekek után.

A kiegészítő támogatás fajlagos összege 28 400 forint/fő/év.

VI. KIEGÉSZÍTŐ SZABÁLYOK

1. Az átlagbéralapú támogatás a személyi juttatások és az azokhoz kapcsolódó munkaadókat terhelő járulék és szociális hozzájárulási adó kifizetéséhez, a dologi kiadások, az ellátottak pénzbeli juttatásai és egyéb működési célú kiadások, valamint felújítási kiadások finanszírozására használható fel a felújítási hitel felvétele és törlesztése kivételével. Az átlagbéralapú támogatás azon megbízási jogviszonyban foglalkoztatott pedagógus végzettségű személyek, valamint nevelő és oktató munkát közvetlenül segítő alkalmazottak megbízási díjára használható fel – az Nkt. 22. § (2) bekezdésében, szakképző iskolák esetében a szakképzésről szóló 2011. évi CLXXXVII. törvény (a továbbiakban: szakképzésről szóló törvény) 30. § (4) bekezdésében meghatározott alkalmazotti arány mértékéig –, akik megfelelnek a nemzeti köznevelésről szóló törvény végrehajtásáról szóló 229/2012. (VIII. 28.) Korm. rendelet 37/B. § (2) bekezdés *a)* pont *ad)* alpontjában leírt feltételeknek.

2. A fenntartó – a IV. pont 4. alpont szerinti támogatás kivételével – az átlagbéralapú támogatásokat – azok folyósítását követő 15 napon belül – az általa fenntartott nevelési-oktatási, pedagógiai szakszolgálati intézménynek átadja úgy, hogy az általa fenntartott valamennyi nevelési-oktatási-, pedagógiai szakszolgálati intézmény folyamatos működését biztosítsa. Az átadási kötelezettséget csökkenti a nevelési-oktatási, valamint pedagógiai szakszolgálati intézménynek már megelőlegezett, átadott összeg.

3. A tankönyvtámogatás – ide nem értve a IV. pont 2. alpont szerinti támogatást – teljes összegét át kell adni annak az iskolának, amelyre a támogatást megállapították. E támogatásból elsősorban az Nkt. 46. § (5) bekezdése és a nemzeti köznevelés tankönyvellátásáról szóló 2013. évi CCXXXII. törvény 4. § (2) bekezdés szerinti normatív kedvezményben részesülők számára ingyenesen biztosított tankönyvek beszerzését kell biztosítani. A fennmaradó összeg a nevelési-oktatási intézményben működő könyvtári állomány gyarapítására fordítható, a fel nem használt összeget a központi költségvetés számára a kincstár útján vissza kell fizetni.

4. A támogatásokat, a működési támogatás kivételével, a folyósítás évében kell felhasználni. A tárgyévet követő év január 31-ig fel nem használt – pénzügyileg nem teljesült – vagy nem jogszerű kifizetésre fordított összeget, vissza kell fizetni. A nemzetiségi önkormányzat és az egyházi jogi személy a II. pont szerinti működési támogatást köteles elkülönítetten nyilvántartani és a támogatás teljes összegét a köznevelési feladatot ellátó intézményei, illetve azok köznevelési feladatainak támogatására fordítani.

5. Az átlagbéralapú támogatás és a működési támogatás az iskolai rendszerű szakképzésben részt vevő tanulók után tanévenként a tanuló szakképző iskolai képzőhelyen – közismereti, szakmai elméleti és szakmai gyakorlati képzésben – töltött kötelező óraszáma alapján számított létszám alapján igényelhető. A szakmai gyakorlati képzésben tanulószerződés alapján részt vevő tanulók a közismereti és a szakmai elméleti oktatás kötelező óraszámának arányában vehetők figyelembe. A számított létszám meghatározásához alkalmazott arányok megállapítása során a tanévre figyelembe vett tanulói összes kötelező óraszámba be kell számítani az összefüggő szakmai gyakorlat időtartamát is. Ha az előbbiek szerint számítható létszám nem egész szám, a fenntartónként összesített mutatószám meghatározásánál a kerekítés általános szabályait kell alkalmazni.

6. Ha a szakmai gyakorlati képzést együttműködési megállapodás alapján részben vagy egészben folytató szervezet nem szakképzési hozzájárulásra kötelezett, a szakképző iskola fenntartója a gyakorlati képzés együttműködési megállapodás alapján járó időarányos részére az iskolai tanműhelyben folyó gyakorlati képzés finanszírozási feltételei szerint jogosult támogatásra.

7. A támogatások igénybevétele és elszámolása a köznevelési statisztikai adatokra és az azt megalapozó tanügyi okmányokra, vagy a támogatást megalapozó egyéb okmányokra, analitikus nyilvántartásokra épül. Az igénylésnél és annak elbírálása során figyelembe kell venni az Nkt., a szakképzésről szóló törvény, valamint ezek végrehajtási rendeleteiben foglalt előírásokat. Nem korlátozzák az igénybevételt az Nkt.-nak a maximális csoport- vagy osztálylétszám betartására vonatkozó követelményei.

8. A támogatás igénylésénél a gyermek, tanuló akkor vehető figyelembe sajátos nevelési igényű gyermekként, tanulóként, ha a köznevelési intézmény jogerős működési engedélye meghatározza az Nkt. 4. § 25. pontja szerinti fogyatékosság típusát is, és a szakvélemény szerint kerül sor a gyermek, tanuló nevelésére, oktatására. Továbbá október 1-jén jogviszonyban álló gyermek, tanuló közül figyelembe vehető az a sajátos nevelési igényű gyermek, tanuló is, akiről a tárgyévet megelőző évben október 1-je és december 31-e között került kiállításra a szakvélemény, és az e pontban foglalt további feltételek megvalósulnak.

9. Nem igényelhető támogatás olyan gyermek, tanuló után, aki

a) tandíjfizetésre kötelezett,

b) szülői vagy saját kérésre magántanuló,

c) a felnőttoktatásban más sajátos munkarend szerint tanul,

d) a szakképzésről szóló törvény 29. §-a alapján az iskolai rendszerű szakképzésben való ingyenes részvételre nem jogosult,

e) vendégtanulói jogviszonyban áll, kivéve, ha e törvény másképp nem rendelkezik,

f) az óvodai, a tanulói jogviszonyát szünetelteti,

g) externátusi ellátásban részesül az externátusi ellátásra tekintettel,

h) külföldi állampolgár és nem tartozik az Nkt. 92. § (1)-(6) bekezdés hatálya alá.

10. Gyógypedagógiai nevelési-oktatási intézmény óvodája esetén nem igényelhető támogatás olyan gyermek után, akinek a jegyző vagy a fenntartó felmentést adott a kötelező óvodai nevelésben való részvétel alól.

11. A gyermek, tanuló akkor vehető figyelembe a nemzetiségi nevelésben, oktatásban, ha

a) a nemzetiségi nevelési-oktatási intézmény működési engedélye tartalmazza a nemzetiségi feladatok ellátását, és annak formáját,

b) az óvoda, iskola a nemzetiségi óvodai nevelést, nemzetiségi iskolai nevelést-oktatást a nemzetiségi óvodai nevelésének irányelve és a nemzetiség iskolai oktatásának irányelve kiadásáról szóló 17/2013. (III. 1.) EMMI rendelet (a továbbiakban: nemzetiségi irányelv), továbbá a nemzetiségi nyelv és irodalom, valamint a nemzetiségi népismeret kerettantervei figyelembevételével elkészített pedagógiai program alapján szervezi meg,

ba) a nemzetiségi óvodai nevelésben és iskolai oktatásban a gyermek szülője, törvényes képviselője (a továbbiakban együtt: szülő) korlátozottan cselekvőképes

tanuló esetén a tanulónak és szülőjének a beiratkozáskor írásban benyújtott kérelme, nyilatkozata alapján vesz részt és

bb) a nemzetiségi nyelvek oktatására fordított heti kötelező tanórák megtartása a nemzetiségi irányelvben foglaltaknak megfelelően történik,

c) az óvoda, az iskola olyan településen működik, ahol nem jött létre települési és területi nemzetiségi önkormányzat, nincsen nemzetiségi szószóló és a fenntartó beszerezte az országos nemzetiségi önkormányzat nyilatkozatát, amely szerint a nevelési-oktatási intézmény nemzetiségi feladatot lát el.

12. A kiegészítő nemzetiségi oktatás keretében a vendégtanuló akkor vehető figyelembe egy főként, ha

a) a 11. pontban foglalt feltételek teljesülnek,

b) vendégtanulóként az oktatását külön osztályban vagy az országos nemzetiségi önkormányzat által fenntartott intézményben szervezik meg és

c) nappali rendszerű iskolai oktatásban rendelkezik tanulói jogviszonnyal.

A felnőttoktatásban a tanulói jogviszony fennállásakor a tanuló abban a tanévben vehető utoljára figyelembe vendégtanulóként, amelyben tankötelezettsége fennáll vagy életkora alapján nappali rendszerű iskolai oktatásban is részt vehetne. A sajátos munkarendben létesített tanulói jogviszony esetében a tanuló nem vehető figyelembe vendégtanulóként.

13. A nevelési-oktatási és pedagógiai szakszolgálati intézménynek a tanügyi nyilvántartásaival – beleértve a nyilatkozatokat, határozatokat is – kell igazolnia, hogy a gyermeket, tanulót felvette és biztosította részére az előírt szolgáltatások igénybevételét.

14. Ha a tanulónak térítési díjat kell fizetnie, az átlagbéralapú támogatás és a működési támogatás megállapításánál és az arról történő elszámolásnál a tanuló akkor vehető figyelembe, ha az iskola, a kollégium előírta és beszedte azt, függetlenül attól, hogy az adott köznevelési intézmény, valamint fenntartója az állami feladatellátásban részt vesz vagy sem. A térítési díj nem lehet kevesebb, mint a jogszabályban meghatározott alsó határ. Ha a tanuló a térítési díj-fizetési kötelezettség mellett igénybe vehető oktatást jogszabály rendelkezése alapján ingyenesen veheti igénybe, ezt a tényt fel kell tüntetni a törzslapján, megjelölve a döntés alapjául szolgáló jogszabályt, továbbá nyilván kell tartania a nevelési-oktatási intézménynek az ehhez és egyéb kedvezmények igazolásához szükséges dokumentumokat. Ebben az esetben az átlagbéralapú támogatás megállapításakor a tanulót figyelembe lehet venni. Az igénylési létszámba nem számítható be az a gyermek, tanuló, akinek a nevelési-oktatási intézmény a jogszabályban meghatározott térítési díj maximális mértékénél magasabb fizetési kötelezettséget ír elő.

15. Ha az alapfokú művészeti iskola nem vesz részt a kötelező feladatellátásban, a tanuló a támogatás megállapításánál akkor vehető figyelembe, ha a szolgáltatás igénybevételét fizetési kötelezettséghez kötötték, azt beszedték, valamint a fizetés mértéke eléri legalább az állami alapfokú művészeti iskolára vonatkozó jogszabályban meghatározott térítési díj összegének alsó határát. Ezen szabályt a 2017/2018. tanévtől felmenő rendszerben kell alkalmazni.

16. Az alapfokú művészetoktatási feladatot ellátó egységes iskola – beleértve a magyar Waldorf-iskolák kerettanterve alapján oktató nevelési-oktatási intézményeket – 1-12. évfolyamos tanulóinak létszámát az alapfokú művészetoktatási támogatás igénybevételéhez a finanszírozott pedagóguslétszám számításakor hárommal elosztva lehet figyelembe venni. A Waldorf-iskolák 13. évfolyamos tanulói után nem igényelhető átlagbéralapú és működési támogatás.

17. Óvoda esetén alkalmazni kell az I. pont 4. alpont *c)* pontjában, I. pont 5. alpont d) pontjában, valamint a Kiegészítő szabályok 1-2., 4., 7-9., 11., 13., 19-21., 23-24., alpontban és a 25. alpont *a)* pontjában foglaltakat.

18. A gyógypedagógiai nevelési-oktatási intézmény óvodája esetén a gyermekek létszámának meghatározásakor az Nkt. 47. § (7) bekezdésében foglaltak kivételével alkalmazni kell a 2. melléklet II. pont 1. alpont a) pontjában leírtakat.

19. Az I. pont 4. alpont *d)* pont, valamint a 2. *melléklet* II. pont 4. alpont szerinti támogatás megállapításához az alkalmazottak és az óraadók személyes adatait tartalmazó köznevelés információs rendszer személyi nyilvántartása alapján számított éves átlaglétszámot kell érteni.

A Magyar Államkincstár fenntartó székhelye szerinti illetékes igazgatósága, ha e törvény másképp nem rendelkezik a támogatásban részesülő fenntartók számára havi ütemezésben – jogszabályban meghatározott fenntartói változásjelentéssel érintett utalásig e törvény alapján – folyósítja a támogatást.

20. Az I. pont 4. alpont *d)* és *e)* pont és a 2. *melléklet* II. pont 4-5. alpont szerinti támogatás megállapításánál a magasabb fizetési fokozatba besorolt pedagógus és pedagógus szakképzettséggel rendelkező nevelő és oktató munkát közvetlenül segítő alkalmazotti létszámot a közalkalmazotti jogviszonyban vagy munkaviszonyban foglalkoztatottak teljes munkaidőre átszámított létszáma szerint kell figyelembe venni.

21. A pedagógus szakképzettséggel rendelkező, a nevelő és oktató munkát közvetlenül segítő munkakörben foglalkoztatottak számított létszámán azok teljes munkaidőre átszámított létszámát kell érteni, továbbá, ha munkakörük több köznevelési alapfeladat ellátásához is kapcsolódik, az I. pont 4. alpont *a)* pontjai közül azon jogcímen kell őket figyelembe venni, ahol a legmagasabb az intézményben nevelt, oktatott gyermekek, tanulók létszáma.

22. Az I. pont 4. alpont *a)* és *b)* pontjában rögzített támogatás szempontjából nevelő és oktató munkát közvetlenül segítő munkakörben foglalkoztatottaknak a Kjtvhr. 4. *melléklete* szerint elismerhető létszáma vehető figyelembe, de legfeljebb

- a 2019. év első nyolc hónapjában a 2019. január 1-jén ténylegesen foglalkoztatott nevelő és oktató munkát közvetlenül segítők átlagos létszáma,
- a 2019. utolsó négy hónapjában az erre az időszakra becsült nevelő és oktató munkát közvetlenül segítők átlagos létszáma,

egy tizedesre kerekítve. Az év végi elszámolás mindkét tanév tekintetében a 2019. évben havonta, ténylegesen foglalkoztatott nevelő és oktató munkát közvetlenül segítők teljes munkaidőre átszámított és egy tizedesre kerekített átlagos létszáma alapján történik.

23. Az V. pont 2. alpontjában meghatározott kiegészítő támogatás igénylésekor és elszámolásakor a 2. melléklet, Kiegészítő szabályok 5. pont *m)* alpontjában foglaltakat kell alkalmazni azzal, hogy a 2019. január 1-je és december 31-e között az ingyenesen étkezők naponként összesített létszámát el kell osztani 220 nappal.

24. Az V. pont szerinti támogatásokat elsősorban a gyermekek, tanulók étkeztetési kiadásaira kell fordítani, a fennmaradó összeg a gyermekétkeztetés megszervezésével összefüggő és igazolható működési és felhalmozási kiadásokra számolható el. A kincstár az ellenőrzésekor az étkeztetésben részt vevők számára a Gyvt. szerint meghatározott

térítési díjból származó elvárt bevételek éves összegével csökkentett kiadások vizsgálatával állapítja meg a támogatás felhasználásának jogszerűségét.

25. Elszámolási szabályok:

a) A támogatások a tényleges gyermek-, tanulólétszám szerinti elszámolására a költségvetési évet követő év március 31-éig kormányrendeletben meghatározott módon kerül sor.

b) A 41. § (1) bekezdés *a)-b)* és *e)* pontja szerinti támogatás összesített egyenlegének rendezésére a központi költségvetés végrehajtásáról szóló törvényben kerül sor akként, hogy

ba) az állam, illetve a települési önkormányzat által fenntartott nevelési-oktatási intézményekben és pedagógiai szakszolgálati intézményekben kimutatott – a gyermek- és tanulóétkeztetést is figyelembe vevő – éves összesített működési és felújítási kiadást, valamint a fenntartók működtetéssel és intézményfenntartással kapcsolatos kiadásait csökkenteni kell

baa) az Áht. 6. § (3) bekezdés *b)-d)* pontja szerinti állami és települési önkormányzati, a kötelező köznevelési közszolgálati feladattal összefüggésben realizált bevételekkel és

bab) az olyan költségvetési támogatás összegével, amelyhez a nemzetiségi önkormányzat és az egyházi jogi személy az állam, illetve a települési önkormányzat által fenntartott nevelési-oktatási intézménnyel, pedagógiai szakszolgálati intézménnyel azonos feltételek mellett hozzájuthat és

bb) a *ba)* alpontban meghatározott számítás eredményének – az állam, illetve a települési önkormányzat által fenntartott nevelési-oktatási intézménybe vagy pedagógiai szakszolgálati intézménybe járó – egy gyermekre, tanulóra jutó összegéből az *a)* pont szerinti elszámolást is figyelembe véve le kell vonni a kifizetett támogatások egy gyermekre, tanulóra jutó együttes összegét.

8. melléklet a 2018. évi L. törvényhez

Egyes a személyes gondoskodást nyújtó szociális, gyermekvédelmi közfeladatot ellátó intézmény fenntartóját megillető támogatások

I. A központi költségvetés a nem állami szociális fenntartónak a következő támogatásokat biztosítja: Szakmai dolgozók átlagbére alapján számított béralapú támogatása

SZAKMAI DOLGOZÓK ÁTLAGBÉRÉNEK ELISMERT ÖSSZEGE: 2 606 040 Ft/év/foglalkoztatott

A központi költségvetés a Kjt., valamint a Kjtvhr., továbbá egyéb, a kereseteket meghatározó jogszabályok alapján elismert átlagbéralapú feladathoz kötött támogatást biztosít a bentlakást nyújtó szociális – kivéve hajléktalanok átmeneti intézményei – és gyermekvédelmi szakellátási intézmény nem állami fenntartói részére. Az átlagbéralapú támogatás a fenntartók által fenntartott intézményben foglalkoztatott munkatársak béréhez, valamint az ehhez kapcsolódó szociális hozzájárulási adójához jár, és az intézmény működésével összefüggésben használható fel.

A támogatás éves összegének meghatározása

a) Az intézményekben ellátottak számának meghatározása

A nem állami szociális fenntartó jogszabályban meghatározottak szerinti igénylés keretében adatot szolgáltat az általa fenntartott intézmények ellátotti létszámáról, amely nem lehet több éves szinten a szolgáltatói nyilvántartásban szereplő létszám – amennyiben a befogadott férőhelyszám alacsonyabb, akkor a befogadott létszám – 100%-ánál. Az ellátottak számának meghatározása során a tervezéskor az intézményben ellátottak éves becsült gondozási napjainak számát 365-tel kell osztani, az elszámolásnál az ellátottak gondozási napokra vonatkozó nyilvántartása szerint összesített éves gondozási napok számát 365-tel kell osztani.

b) A számított szakmai munkatárs létszám meghatározása

$$\mathbf{Gsz = L_1/4}$$

ahol:

Gsz = 2019. évre számított szakmai munkatársak létszáma két tizedesre kerekítve,

L_1 = adott évre az *a)* alpont szerinti összes ellátotti létszám.

c) A szolgáltatásokhoz kapcsolódó támogatás éves összegének (T) meghatározása

$$\mathbf{T = Gsz*Ksz_1*2\ 606\ 040}$$

ahol:

Ksz_1 = az alábbi táblázat szerinti szolgáltatás biztosításához kapcsolódó korrekciós szorzószám, szolgáltatásonként.

d) A nevelőszülői ellátás támogatása

T = (Nsz*Nszad) + (Gsz*Ksz_1*2 606 040)

ahol:

tervezésnél:

Nsz = nevelőszülők becsült létszáma, amely nem lehet több a szolgáltatói nyilvántartásban szereplő létszámnál

NSzad = a Gyvt. 66/H. § (3) bekezdése szerint a nevelőszülői foglalkoztatási jogviszonnyal kapcsolatban megállapított kötelező minimális alapdíj harmincad részének szociális hozzájárulási adóval számított összege* 365 nap

elszámolásnál:

T= (a Gyvt. 66/H. § (3) bekezdése szerint a nevelőszülői foglalkoztatási jogviszonnyal kapcsolatban megállapított kötelező minimális alapdíj harmincad részének szociális hozzájárulási adóval számított összege * a nevelőszülői foglalkoztatási jogviszonyban töltött napok száma) + (Gsz*Ksz_1*2 606 040)

Az összes nevelőszülői foglalkoztatási jogviszonyban töltött napok száma nem haladhatja meg a szolgáltatói nyilvántartásban szereplő létszám és a működési napok számának szorzatát.

	A	B	C	D	E
1	**Főtípus**	**Típus**	**Altípus**	**Szorzó szám** (Ksz_1)	**Kiegészítő rendelkezések**
2	Szociális [Szoctv 57 § (2) bekezdés, a hajléktalanok átmeneti intézményei kivételével]	ápolást, gondozást igénylő ellátás	idősek otthona (átlagos ellátás)	1,00	A támogatást azok a fenntartók vehetik igénybe, amelyek idősek otthonát a Szoctv.-ben szabályozott módon tartanak fenn.
3			idősek otthona (demens ellátás)	1,18	A támogatást igénybe vehetik azok a fenntartók, amelyek a Szoctv.-ben szabályozott módon pszichiáter, neurológus, geriáter szakorvos demencia kórkép súlyos fokozatát igazoló szakvéleményével rendelkező demens betegek ellátását biztosítják. Az e pont szerinti támogatás vehető igénybe az idősek Szoctv. 57. § (2) bekezdése szerinti tartós bentlakásos intézményében és az emelt színvonalú férőhelyen ellátott, pszichiáter, neurológus, geriáter szakorvos demencia kórkép súlyos fokozatát igazoló szakvéleményével rendelkező demens betegek után is.
4			idősek otthona (emelt szintű ellátás)	0,19	A támogatás az idősek otthonaiban a 2007. december 31-én hatályos Szoctv. 117/B. §-a alapján emelt színvonalú körülményeket és szolgáltatásokat biztosító, 2007. december 31-én a működési engedélyben meghatározott férőhelyen gondozott – a 3. altípus szerint súlyos demens betegnek nem minősülő – ellátottak után illeti meg a fenntartót.
5			pszichiátriai betegek otthona	1,22	A támogatást azok a fenntartók vehetik igénybe, amelyek a pszichiátriai betegek otthonát, intézményenként legalább 10 férőhellyel tartják fenn.

6			szenvedélybetegek otthona	1,22	A támogatást azok a fenntartók vehetik igénybe, amelyek a szenvedélybetegek otthonát, intézményenként legalább 10 férőhellyel tartják fenn.
7			fogyatékos személyek otthona	1,22	A támogatást azok a fenntartók vehetik igénybe, amelyek fogyatékos személyek (látás-, mozgás-, értelmi és halmozottan fogyatékos személyek) ápoló-gondozó otthonát intézményenként legalább 10 férőhellyel tartják fenn.
8			hajléktalanok otthona	1,00	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon hajléktalanok otthonát tartanak fenn.
9		rehabilitációs intézmény	pszichiátriai betegek rehabilitációs intézménye	1,22	A támogatást azok a fenntartók vehetik igénybe, amelyek pszichiátriai betegek rehabilitációs intézményét, intézményenként legalább 10 férőhellyel tartják fenn.
10			szenvedélybetegek rehabilitációs intézménye	1,22	A támogatást azok a fenntartók vehetik igénybe, amelyek szenvedélybetegek rehabilitációs intézményét, intézményenként legalább 10 férőhellyel tartják fenn.
11			fogyatékos személyek rehabilitációs intézménye	1,22	A támogatást azok a fenntartók vehetik igénybe, amelyek fogyatékos személyek rehabilitációs intézményét, intézményenként legalább 10 férőhellyel tartják fenn.
12			hajléktalan személyek rehabilitációs intézménye	1,00	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon hajléktalan személyek rehabilitációs intézményét tartanak fenn.
13		lakóotthonok	fogyatékos személyek rehabilitációs célú lakóotthona	0,96	A támogatásra jogosultak azok a fenntartók, amelyek a Szoctv. 85/A. §-ának megfelelő fogyatékosok rehabilitációs célú lakóotthonát üzemeltetnek.
14			fogyatékos személyek ápoló-gondozó célú lakóotthona	1,27	A támogatásra jogosultak azok a fenntartók, amelyek a Szoctv. 85/A. §-ának megfelelő ápoló-gondozó célú lakóotthont üzemeltetnek.
15			fogyatékos személyek ápoló-gondozó célú lakóotthona (autista személy ellátása)	1,50	A támogatásra jogosultak azok a fenntartók, amelyek a Szoctv. 85/A. §-ának megfelelő ápoló-gondozó célú lakóotthont üzemeltetnek és autista diagnózisú személyt látnak el.
16			pszichiátriai betegek rehabilitációs célú lakóotthona	0,96	A támogatásra jogosultak azok a fenntartók, amelyek a Szoctv. 85/A. §-ának megfelelő pszichiátriai betegek rehabilitációs célú lakóotthonát üzemeltetnek.
17			szenvedélybetegek rehabilitációs célú lakóotthona	0,96	A támogatásra jogosultak azok a fenntartók, amelyek a Szoctv. 85/A. §-ának megfelelő szenvedélybetegek rehabilitációs célú lakóotthonát üzemeltetnek.

18		átmeneti elhelyezést nyújtó intézmények	időskorúak gondozóháza	1,00	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon időskorúak gondozóházát tartanak fenn.
19			fogyatékos személyek gondozóháza	1,11	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon fogyatékos személyek gondozóházát tartanak fenn.
20			pszichiátriai betegek átmeneti otthona	1,11	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon pszichiátriai betegek átmeneti otthonát tartanak fenn.
21			szenvedélybetegek átmeneti otthona	1,11	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon szenvedélybetegek átmeneti otthonát tartanak fenn.
22		támogatott lakhatás	támogatott lakhatás fogyatékos személyek részére	1,35	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv. 75. § (1) bekezdése alapján tartanak fenn támogatott lakhatást fogyatékos személyek részére. A támogatás azonos időszakban ugyanazon ellátott után a 2. melléklet III. 3. d)-i) alpontok szerinti támogatással együtt nem vehető igénybe.
23			támogatott lakhatás pszichiátriai betegek részére	0,96	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv. 75. § (1) bekezdése alapján tartanak fenn támogatott lakhatást pszichiátriai betegek részére. A támogatás azonos időszakban ugyanazon ellátott után a 2. melléklet III. 3. d)-i) alpontok szerinti támogatással együtt nem vehető igénybe.
24			támogatott lakhatás szenvedélybetegek részére	0,96	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv. 75. § (1) bekezdése alapján tartanak fenn támogatott lakhatást szenvedélybetegek részére. A támogatás azonos időszakban ugyanazon ellátott után a 2. melléklet III. 3. d)-i) alpontok szerinti támogatással együtt nem vehető igénybe.
25	Gyermekvédelem [Gyvt 15 § (3) bekezdés a) és b) pontja]	otthont nyújtó ellátás	nevelőszülőnél biztosított otthont nyújtó ellátás	1,31	A támogatást a nevelőszülői hálózatot fenntartó veheti igénybe, azok után a – gyámhatósági határozattal nevelésbe vett, illetve ideiglenes hatállyal elhelyezett – 3-17 éves gyermekek után, akik nevelőszülőnél kerültek elhelyezésre és nem minősítették őket különleges , speciális vagy kettős ellátási szükségletűnek.
26			nevelőszülőnél biztosított gyermekvédelmi különleges ellátás	1,57	A támogatást a nevelőszülői hálózatot fenntartó veheti igénybe a) az ideiglenes hatállyal elhelyezett, a Gyvt. 53. § (2) bekezdés a) pont ab) alpontja szerinti 0-3 éves életkorú különleges szükségletű gyermekek, b) az ideiglenes hatállyal elhelyezett nem magyar állampolgárságú, a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján különleges szükségletű gyermekek, c) a gyámhatósági határozattal nevelésbe vett, a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján a Gyvt. 53. § (2) bekezdés a) pont aa) alpontja szerinti különleges szükségletű gyermekek után, ha a gyermekek nevelőszülőnél kerültek elhelyezésre. A nevelőszülőnél biztosított különleges ellátás támogatására való jogosultság megalapozásához a kora miatt különleges ellátást igénylő gyermek esetében a gyermekvédelmi szakértői bizottság szakmai véleménye nem szükséges. Amennyiben a szolgáltatói nyilvántartás a nevelőszülői hálózat vonatkozásában nem tartalmazza, hogy az alkalmas a különleges ellátás integrált biztosítására, a nevelőszülői hálózatban ellátott különleges ellátási szükségletű gyermek után a 25. altípus szerinti támogatás vehető igénybe.
27			nevelőszülőnél biztosított gyermekvédelmi speciális	1,63	A támogatást a nevelőszülői hálózatot fenntartó veheti igénybe a) az ideiglenes hatállyal elhelyezett nem magyar állampolgárságú, a gyermekvédelmi szakértői bizottság

			ellátás		szakmai véleménye és a gyámhivatal határozata alapján speciális szükségletű gyermekek, b) a gyámhatósági határozattal nevelésbe vett, a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján a Gyvt. 53. § (2) bekezdés b) pontja szerinti speciális szükségletű gyermekek után, ha a gyermekek nevelőszülőnél kerültek elhelyezésre. Amennyiben a szolgáltatói nyilvántartás a nevelőszülői hálózat vonatkozásában nem tartalmazza, hogy az alkalmas a speciális ellátás integrált biztosítására, a nevelőszülői hálózatban ellátott speciális ellátási szükségletű gyermek után a 25. altípus szerinti támogatás vehető igénybe.
28			nevelőszülőnél együttesen biztosított gyermekvédelmi különleges és speciális ellátás	1,63	A támogatást a nevelőszülői hálózatot fenntartó veheti igénybe a) az ideiglenes hatállyal elhelyezett nem magyar állampolgárságú, a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján kettős szükségletű gyermekek, b) gyámhatósági határozattal nevelésbe vett, a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján a Gyvt. 53. § (2) bekezdés c) pontja szerinti kettős szükségletű gyermekek után, ha a gyermekek nevelőszülőnél kerültek elhelyezésre. Amennyiben a szolgáltatói nyilvántartás a nevelőszülői hálózat vonatkozásában nem tartalmazza, hogy az alkalmas a különleges és speciális ellátás együttes biztosítására, a nevelőszülői hálózatban ellátott kettős ellátási szükségletű gyermek után a 25. altípus szerinti támogatás vehető igénybe
29			gyermekotthonban biztosított otthont nyújtó ellátás	1,33	A támogatást a gyermekvédelmi szakellátást nyújtó fenntartó veheti igénybe, azokra a – gyámhatósági határozattal nevelésbe vett, illetve ideiglenes hatállyal elhelyezett – 3-17 éves gyermekekre, akik az általa fenntartott gyermekotthonban, lakásotthonban kerültek elhelyezésre és nem minősítették őket különleges, speciális vagy kettős ellátási szükségletűnek.
30			lakásotthonban biztosított otthont nyújtó ellátás	1,33	
31			különleges gyermekotthonban, gyermekotthonban biztosított gyermekvédelmi különleges ellátás	1,50	A támogatást a fenntartó a Gyvt. vagy a Szoctv. hatálya alá tartozó intézményében ellátott: – ideiglenes hatállyal elhelyezett a Gyvt. 53. § (2) bekezdés a) pont ab) alpontja szerinti 0-3 éves életkorú különleges szükségletű gyermekek, – ideiglenes hatállyal elhelyezett nem magyar állampolgárságú a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján különleges szükségletű gyermekek, – nevelésbe vett, a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján a Gyvt. 53. § (2) bekezdés a) pont aa) alpontja szerinti különleges szükségletű gyermekek után veheti igénybe. A támogatás igénybevételének megalapozásához a kora miatt különleges ellátást igénylő gyermek esetében a gyermekvédelmi szakértői bizottság szakmai véleménye nem szükséges. Amennyiben a szolgáltatói nyilvántartás a gyermekotthon, lakásotthon vonatkozásában nem tartalmazza, hogy az alkalmas a különleges ellátás biztosítására, a gyermekotthonban, lakásotthonban ellátott különleges ellátási szükségletű gyermek után a 29-30. altípus szerinti támogatás vehető igénybe.
32			különleges lakásotthonban, lakásotthonban biztosított gyermekvédelmi különleges ellátás	1,50	
33			szociális törvény hatálya alá tartozó intézményben biztosított különleges gyermekvédelmi ellátás	1,50	

34			speciális gyermekotthonban, speciális lakásotthonban, gyermekotthon speciális csoportjában biztosított gyermekvédelmi speciális ellátás	2,03	A támogatást a fenntartó a Gyvt. vagy a Szoctv. hatálya alá tartozó intézményében ellátott: – ideiglenes hatállyal elhelyezett nem magyar állampolgárságú a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján speciális szükségletű gyermekek, – nevelésbe vett, a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján a Gyvt. 53. § (2) bekezdés b) pontja szerinti speciális szükségletű gyermekek után veheti igénybe. Amennyiben a szolgáltatói nyilvántartás a gyermekotthon, lakásotthon vonatkozásában nem tartalmazza, hogy az alkalmas a speciális ellátás biztosítására, a gyermekotthonban, lakásotthonban ellátott speciális ellátási szükségletű gyermek után a 29-30. altípus szerinti támogatás vehető igénybe.
35			gyermekotthonban, lakásotthonban biztosított gyermekvédelmi speciális ellátás	1,55	
36			szociális törvény hatálya alá tartozó intézményben biztosított gyermekvédelmi speciális ellátás	1,55	
37			gyermekotthonban együttesen biztosított gyermekvédelmi különleges és speciális ellátás	1,55	A támogatást a fenntartó a Gyvt. vagy a Szoctv. hatálya alá tartozó intézményében ellátott: a) ideiglenes hatállyal elhelyezett nem magyar állampolgárságú, a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján kettős szükségletű gyermekek, b) gyámhatósági határozattal nevelésbe vett, a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján a Gyvt. 53. § (2) bekezdés c) pontja szerinti kettős szükségletű gyermekek után veheti igénybe. Amennyiben a szolgáltatói nyilvántartás a gyermekotthon, lakásotthon vonatkozásában nem tartalmazza, hogy az alkalmas a különleges és speciális ellátás együttes biztosítására, a gyermekotthonban, lakásotthonban ellátott kettős ellátási szükségletű gyermek után a 29-30. altípus szerinti támogatás vehető igénybe.
38			lakásotthonban együttesen biztosított gyermekvédelmi különleges és speciális ellátás	1,55	
39			különleges gyermekotthonban együttesen biztosított gyermekvédelmi különleges és speciális ellátás	1,55	
40			különleges lakásotthonban együttesen biztosított gyermekvédelmi különleges és speciális ellátás	1,55	
41			speciális gyermekotthonban, speciális lakásotthonban, gyermekotthon speciális csoportjában együttesen biztosított gyermekvédelmi különleges és speciális ellátás	2,03	
42			gyermekotthonban, lakásotthonban együttesen biztosított gyermekvédelmi különleges és speciális	1,55	

			ellátás		
43			szociális törvény hatálya alá tartozó intézményben együttesen biztosított gyermekvédelmi különleges és speciális ellátás	1,55	
44		utógondozói ellátás	Gyvt. 93. § (1) bekezdés a)-c) pontja alapján nevelőszülőnél biztosított utógondozói ellátás	1,31	Támogatás vehető igénybe a fenntartó által – gyámhivatal határozata alapján – a Gyvt. 93. § (1) bekezdés a)-c) pontjában meghatározott ok miatt, a Gyvt. 53/A. §-a szerinti utógondozói ellátásban részesített 18-25 éves korú fiatal felnőtt után, ha a fiatal felnőttet a gyámhivatal nevelőszülőnél helyezte el.
45			Gyvt. 93. § (1) bekezdés b) vagy c) pontja alapján utógondozó otthonban, utógondozó lakásotthonban biztosított utógondozói ellátás	1,10	Támogatás vehető igénybe a fenntartó által – gyámhivatal határozata alapján – a Gyvt. 93. § (1) bekezdés b) vagy c) pontjában meghatározott ok miatt, a Gyvt. 53/A. §-a szerinti utógondozói ellátásban részesített 18-25 éves korú fiatal felnőtt után.
46			Gyvt. 93. § (1) bekezdés b) vagy c) pontja alapján gyermekotthonban, lakásotthonban biztosított utógondozói ellátás	1,10	
47			Gyvt. 93. § (1) bekezdés b) vagy c) pontja alapján különleges és speciális gyermekotthonban, különleges és speciális lakásotthonban biztosított utógondozói ellátás	1,10	
48			Gyvt. 93. § (1) bekezdés b) vagy c) pontja alapján külső férőhelyen biztosított utógondozói ellátás	1,15	
49			Gyvt. 93. § (1) bekezdés a) pontja alapján biztosított utógondozói ellátás gyermekotthonban/lakás-otthonban, különleges gyermekotthonban/ lakásotthonban, speciális gyermekotthonban/ lakásotthonban, utógondozó otthonban, külső férőhelyen	0,88	Támogatás vehető igénybe a fenntartó által – gyámhivatal határozata alapján – a Gyvt. 93. § (1) bekezdés a) pontjában meghatározott ok miatt, a Gyvt. 53/A. §-a szerinti utógondozói ellátásban részesülő 18-22 éves korú, fiatal felnőtt után.

50			Gyvt. 45. § (6) bekezdése alapján az utógondozói ellátásban részesülő szülő kérelemére átmeneti gondozásban részesülő gyermekek	1,33	A támogatást azok a fenntartók vehetik igénybe, amelyek az átmeneti gondozást a Gyvt. 45. § (6) bekezdése alapján az utógondozói ellátásban részesülő szülő kérelemére gyermeke számára biztosítják.
51	Gyermek-védelem [Gyvt. 15. § (2) bekezdés c) pontja]	gyermekek átmeneti gondozása	helyettes szülőnél biztosított átmeneti ellátás	1,00	A támogatást azok a fenntartók vehetik igénybe, amelyek a Gyvt.-ben szabályozott módon átmeneti gondozás biztosítására helyettes szülői jogviszonyt létrehozó írásbeli megállapodást kötöttek, és a helyettes szülői tevékenység folytatására a szolgáltatói nyilvántartásba történő bejegyzés, illetve működési engedély alapján jogosultak, illetve a jogszabályban meghatározottak szerinti önálló helyettes szülői ellátást biztosítanak írásbeli megállapodás alapján. A támogatás ebben az esetben a helyettes szülői ellátással kapcsolatos költségekre fordítható.
52			gyermekek átmeneti otthonában biztosított átmeneti ellátás	1,00	A támogatást azok a fenntartók vehetik igénybe, amelyek a Gyvt.-ben szabályozott módon gyermekek átmeneti gondozását biztosító intézményt tartanak fenn.
53			családok átmeneti otthonában biztosított átmeneti ellátás	1,00	A támogatást azok a fenntartók vehetik igénybe, amelyek a Gyvt.-ben szabályozott módon családok átmeneti gondozását biztosító intézményt tartanak fenn.
54			családok átmeneti otthonában külső férőhelyén biztosított átmeneti ellátás	0,7	A támogatást azok a fenntartók vehetik igénybe, amelyek a Gyvt.-ben szabályozott módon családok átmeneti otthona külső férőhelyén biztosítanak ellátást.

II. A központi költségvetés a nem állami fenntartónak a következő támogatásokat biztosítja: A gyermekvédelmi szakellátási intézményekben pedagógus-munkakörben foglalkoztatottak kiegészítő béralapú támogatása

A) GYERMEKVÉDELMI SZAKELLÁTÁSI INTÉZMÉNYBEN PEDAGÓGUS-MUNKAKÖRBEN FOGLALKOZTATOTTAK ÁTLAGBÉRÉNEK ELISMERT KIEGÉSZÍTŐ TÁMOGATÁSA: 1 939 490 /év/foglalkoztatott

A központi költségvetés elismert átlagbéralapú feladathoz kötött kiegészítő támogatást biztosít a pedagógus-munkakörben foglalkoztatottak után a gyermekvédelmi szakellátási intézmény nem állami fenntartói részére. A kiegészítő támogatás a fenntartók által fenntartott intézményben pedagógus-munkakörben foglalkoztatott munkatársak béréhez, valamint az ehhez kapcsolódó szociális hozzájárulási adójához jár, és az intézmény működésével összefüggésben használható fel.

a) A gyermekvédelmi szakellátási intézményekben pedagógus-munkakörben foglalkoztatottak elismert létszámának meghatározása

$Gypl = L_2/4 * Ksz_2$

ahol:

Gypl = az I. pontban elismert, Ksz_1 szorzószámmal korrigált szakmai munkatárs létszámon belül elismert pedagóguslétszám,

L_2 = szolgáltatói nyilvántartásban szereplő férőhelyszám,

Ksz_2 = az alábbi táblázat szerinti szolgáltatás biztosításához kapcsolódó korrekciós szorzószám, intézménytípusonként

Intézménytípus	**Szorzószám** (Ksz_2)
nevelőszülői hálózat	0,09
gyermekotthoni, lakásotthoni ellátás	0,58
különleges gyermekotthoni, lakásotthoni ellátás	0,75
speciális gyermekotthoni, lakásotthoni ellátás	1,42
utógondozó otthon	0,68

b) A gyermekvédelmi szakellátási intézményekben pedagógus-munkakörben foglalkoztatottak átlagbére kiegészítő támogatásának számítása

T = Gypl * 1 939 490

B) GYERMEKVÉDELMI SZAKELLÁTÁSI INTÉZMÉNYBEN PEDAGÓGUS-MUNKAKÖRBEN FOGLALKOZTATOTTAK MINŐSÍTÉSÉVEL ÖSSZEFÜGGŐ KIEGÉSZÍTŐ TÁMOGATÁS

A központi költségvetés a minősítő vizsga és a minősítési eljárás keretében elnyert minősítés alapján az Nkt. 64. § (4) bekezdés c)–e) pontjai szerinti fokozatba besorolt, 2019. január 1-jén pedagógus-munkakörben foglalkoztatott munkatársaknak az elnyert minősítéssel járó bérnövekményéhez és az ahhoz kapcsolódó szociális hozzájárulási adójához támogatást nyújt, amelynek elismert összege

a) Pedagógus I. fokozatból Pedagógus II. fokozatba lépés és

aa) középfokú vagy alapfokozatú végzettség esetén 392 000 forint/fő/év,
ab) mesterfokozatú végzettség esetén 430 000 forint/fő/év,

b) Mesterpedagógus vagy Kutatótanár fokozatba lépés és

ba) középfokú vagy alapfokozatú végzettség esetén 1 432 000 forint/fő/év,
bb) mesterfokozatú végzettség esetén 1 576 000 forint/fő/év.

A teljes összeg illeti meg a fenntartót azon pedagógusok után, akik a minősítést 2017. december 31-éig szerezték meg.

Az összeg 11 havi időarányos része illeti meg 2019. február hónaptól a fenntartót azon pedagógusok után, akik a minősítést 2018. évben szerezték meg.

Kiegészítő szabályok:

1) A pedagógus-munkakörűek nyilvántartott létszáma alatt a gyermekvédelmi szakellátási intézményben pedagógus-munkakörben foglalkoztatottak személyes adatait tartalmazó köznevelés információs rendszere (KIR) személyi nyilvántartása alapján számított éves átlaglétszámot kell érteni. A támogatással kapcsolatos igénylésre, pótigénylésre, lemondásra, folyósításra, elszámolásra, ellenőrzésre és visszafizetésre az egyházi és nem állami fenntartású szociális, gyermekjóléti és gyermekvédelmi szolgáltatók, intézmények és hálózatok állami támogatásáról szóló 489/2013. (XII. 18.) Korm. rendelet 1-26.§-át kell alkalmazni.
2) A támogatást az e melléklet szerinti II. A) pont szerinti támogatásra is jogosult fenntartó veheti igénybe.

III. Kiegészítő szabályok

1. Az e melléklet szerinti támogatások 2020. január 31-ig használhatók fel.
2. Autizmus: a fogyatékos személyek jogairól és esélyegyenlőségük biztosításáról szóló 1998. évi XXVI. törvény 23. § (1) bekezdés d) pontja szerinti fogyatékosság, valamint a magasabb összegű családi pótlékra jogosító betegségekről és fogyatékosságokról szóló 5/2003. (II. 19.) ESzCsM rendelet 1. melléklet II. Rész N) pont 1. alpontja szerinti fogyatékosság.
3. A nem állami szociális fenntartó a Kormány rendeletében meghatározott adatszolgáltatási rend szerint szolgáltat adatot.
4. Gondozási napként egy ellátott egy napi intézményi ellátását kell figyelembe venni, amely az intézménybe történő felvétel napjával kezdődik és annak végleges elhagyásával fejeződik be. A gondozási napok számításánál az ideiglenesen – egészségügyi vagy egyéb okból – távollévőket is figyelembe kell venni. Az intézményi jogviszony egyévi folyamatos távollét esetén megszűnik.
5. Az intézményben a Szoctv. 92/K. § (5) bekezdés b) pontja alapján az ellátottak száma egyetlen napon sem haladhatja meg a szolgáltatói nyilvántartásban meghatározott férőhelyszám 105%-át, éves átlagban pedig a férőhelyszám 100%-át. A Gyvt. 100. § (5) bekezdése alapján az otthont nyújtó ellátás, utógondozói ellátás nevelőszülő, illetve gyermekotthon, utógondozó otthon által történő biztosítása esetén az ellátottak száma éves átlagban nem haladhatja meg a fenntartó által működtetett – a szolgáltatói nyilvántartásban meghatározott – nevelőszülői, illetve gyermekotthoni összférőhelyszám 100%-át. Amennyiben a befogadott férőhelyek száma alacsonyabb a szolgáltatói nyilvántartásban szereplő férőhelyszámnál, e pont rendelkezéseit ahhoz viszonyítottan kell vizsgálni.
6. A támogatás igénybevételének feltétele az ellátottak adatainak – a Szoctv. 20/C. § (1)-(4) bekezdése, illetve a Gyvt. 139. § (2)-(3a) bekezdése szerinti – nyilvántartásba vétele, valamint a jogszabály szerinti időszakos jelentési kötelezettség teljesítése. A támogatás igénybevételére a nem állami szociális fenntartó attól az időponttól jogosult, amikor a nyilvántartásba vettek ellátását az időszakos jelentés szerint ténylegesen megkezdte.
7. A támogatást az a nem állami szociális fenntartó veheti igénybe, amely

a) az adott szolgáltatás tekintetében a szolgáltatói nyilvántartásba be van jegyezve és
b) a Szoctv. 58/A. §-a, illetve a Gyvt. 145. §-a alapján az adott szociális, gyermekjóléti szolgáltatóra, intézményre, hálózatra, ellátotti létszámra, férőhelyszámra befogadást nyertek, vagy a támogatásra befogadás nélkül is jogosultak.

8. A 16-35 év közötti drog- és szenvedélybeteg személyeket ellátó intézmények (szenvedélybetegek otthona, rehabilitációs intézménye, rehabilitációs lakóotthona) esetében a támogatás az OEP-finanszírozással együtt is igénybe vehető.
9. A gyermekvédelmi szakellátáshoz kapcsolódó támogatás igénybevételére a következő sajátos szabályok vonatkoznak:
   a) ha a gyermekvédelmi szakellátásban részesülő, és a Gyvt. 45.§ (6) bekezdése alapján az utógondozói ellátásban részesülő szülő kérelmére átmeneti gondozásban részesülő gyermek bölcsődei vagy családi napközi ellátásban vagy gyermek, fiatal felnőtt köznevelési szolgáltatásban részesül, a bölcsődei vagy családi napközi ellátást vagy a köznevelési szolgáltatást biztosító intézmény országos nemzetiségi önkormányzat, egyházi jogi személy vagy nem állami felsőoktatási intézmény fenntartója a feladathoz kapcsolódóan a 41. § (1) bekezdés a)-b) és e) pontja szerinti támogatás, egyéb fenntartója a 41. § (1) bekezdés a) pontja szerinti támogatásra jogosult,
   b) ha a bentlakásos intézmény köznevelési feladatot is ellát, a fenntartó az intézményen belül oktatott tanulók létszáma alapján az ellátott feladathoz kapcsolódóan az országos nemzetiségi önkormányzat, egyházi jogi személy vagy nem állami felsőoktatási intézmény fenntartója a 41. § (1) bekezdés a)-b) és e) pontja szerinti támogatás, egyéb fenntartója a 41. § (1) bekezdés a) pontja szerinti támogatásra jogosult.
10. Ha az ellátott ugyanazon a napon több engedélyestől is ugyanabban – az e melléklet szerint támogatott és a Szoctv. 20/C. § (2) bekezdésének és a Gyvt. 139. § (3) bekezdésének hatálya alá nem tartozó (e melléklet alkalmazása során a továbbiakban: adatszolgáltatási kötelezettséggel járó és támogatott) – szociális, gyermekjóléti vagy gyermekvédelmi szolgáltatásban részesül, a támogatás szempontjából az adott napon ellátottként csak annál az engedélyesnél vehető figyelembe, amelyik az ellátottról előbb teljesítette a 6. pont szerinti időszakos jelentést.
11. Ugyanarra a napra ugyanazon ellátott a támogatás szempontjából nem vehető figyelembe több, adatszolgáltatási kötelezettséggel járó és támogatott szociális szakosított ellátás és gyermekvédelmi szakellátás esetén, kivéve az utógondozói ellátás és az éjjeli menedékhely legfeljebb három egymást követő napig történő egyidejű igénybevételét.
12. A 2. melléklet II. pont 4. alpontja, a III. pont 3. alpont *c)-m)* pontja, III. pont 5. alpont *aa)* pontja, és a III. pont 6. alpont *a)* pontja szerinti támogatást az ott meghatározott Kiegészítő szabályokra figyelemmel, a nem állami szociális fenntartók az általuk fenntartott intézményben foglalkoztatott munkatársak béréhez, valamint az ehhez kapcsolódó szociális hozzájárulási adójához, és az intézmény működésével összefüggő egyéb kiadásaikhoz használhatják fel. Ezen támogatások – a 2. melléklet Kiegészítő szabályok 1. pontjától eltérően – 2020. január 31-éig használhatóak fel.
13. Idősek otthonában demens személyek ellátása esetében a támogatás igénybevételéhez a 2019. január 1-je előtt kiállított demencia kórkép súlyos fokozatát igazoló szakvélemények is elfogadhatók.

IV. Szociális ágazati összevont pótlék

A központi költségvetés támogatást biztosít a Kjtvhr. szerinti, 2019. január-december havi foglalkoztatásra tekintettel kifizetendő szociális ágazati összevont pótlékhoz és annak közterheihez, ha a fenntartó

a) a 42. § (1) bekezdés a)-c) pontja és a 42. § (7) bekezdés szerint támogatásban részesül, vagy
b) a támogató szolgáltatás és a közösségi ellátások finanszírozásának rendjéről szóló kormányrendelet alapján támogatásban részesül és érvényes támogatási szerződéssel rendelkezik arra az időszakra, amelyre támogatást igényel, vagy
c) család- és gyermekjóléti szolgáltatás ellátására valamely települési önkormányzattal 2019. évre érvényes – a Szoctv. 120-122. §-a, illetve a Gyvt. 97. §-a szerinti – ellátási szerződéssel rendelkezik, az érvényességének időtartama alatt.

A 2. melléklet, Kiegészítő szabályok 2. pont c) alpontja szerinti, települési önkormányzattól történő feladat-, illetve intézményátvétel esetén a fenntartó a tényleges átadás-átvétel időpontjától jogosult a támogatásra, amennyiben az egyéb jogszabályi feltételeknek megfelel.

A támogatás éves összegének meghatározása

T= Plsz * Kjtvhr. szerinti pótlék összege *12*(1+ a szociális hozzájárulási adó mértéke), de legfeljebb a kifizetett szociális ágazati összevont pótlék és annak a szociális hozzájárulási adója, ahol

Plsz= a szociális ágazati összevont pótlékra jogosult foglalkoztatottak száma, amely a támogatás igénylésekor a szociális ágazati összevont pótlékra jogosult foglalkoztatottak éves becsült átlaglétszáma közalkalmazotti jogviszonyban töltött idő és fizetési osztály figyelembevételével; a támogatás elszámolásakor a foglalkoztatottak éves tényleges átlaglétszáma közalkalmazotti jogviszonyban töltött idő és fizetési osztály figyelembevételével.

A szociális ágazati összevont pótlék igénylésére, pótigénylésére, lemondására, folyósítására, elszámolására, ellenőrzésére és visszafizetésére az egyházi és nem állami fenntartású szociális, gyermekjóléti és gyermekvédelmi szolgáltatók, intézmények és hálózatok állami támogatásáról szóló 489/2013. (XII. 18.) Korm. rendelet 1-26.§-át kell alkalmazni.

Kiegészítő rendelkezések:

1. A nem állami szociális fenntartó a támogatásra akkor jogosult, ha a Kjtvhr. szerinti szociális ágazati összevont pótlék teljes összege tényleges bérnövekedésként jelenik meg a foglalkoztatott számára.
2. Nem nyújtható támogatás a szociális ágazati összevont pótléknak a Kjtvhr.-ben meghatározott összegén felül nyújtott összege és annak közterhei kifizetéséhez.
3. A támogatás kizárólag a 2019. évvel összefüggésben felmerült a szociális ágazati összevont pótlékra kifizetett, továbbá annak ténylegesen megfizetett közterheire használható fel. A támogatás terhére más jogcímen kifizetés nem teljesíthető.
4. A támogatásra a fenntartó a szociális ágazatot irányító miniszter által kijelölt diszpécserszolgálatban foglalkoztatottak után is jogosult, amennyiben az a), vagy b) pont valamelyike alapján támogatást vesz igénybe. Az igényléshez mellékelni szükséges a szociális ágazatot irányító miniszter kijelölő nyilatkozatát.

V. A bölcsődei ellátásban részesülő gyermekek ingyenes étkeztetése

A 42. § (1) bekezdésében meghatározott fenntartót kiegészítő támogatás illeti meg az általa étkeztetett, bölcsődei ellátásban részesülő, a Gyvt. 21/B. § (1) bekezdés a) pontja szerint a gyermekétkeztetést ingyenesen igénybe vevő gyermekek után.
A kiegészítő támogatás fajlagos összege 28 400/fő/év.

A kiegészítő támogatás igénylésekor és elszámolásakor a 2. melléklet, Kiegészítő szabályok 5. pont l) alpontjában foglaltakat kell alkalmazni azzal, hogy a bölcsődében, mini bölcsődében 2019. január 1-je és december 31-e között a naponta ténylegesen ellátásban részesülő gyermekek száma alapján összesített gondozási napok számát el kell osztani 230-cal.

VI. A szenvedélybetegek részére nyújtott alacsonyküszöbű ellátás, a Biztos Kezdet Gyerekház, az utcai szociális munka, a krízisközpont, a félutas ház és a titkos menedékház fenntartóját megillető költségvetési támogatás

Ha a szenvedélybetegek részére nyújtott alacsonyküszöbű ellátásnak, az utcai szociális munkának, a Biztos Kezdet Gyerekháznak, a krízisközpontnak és a félutas háznak a fenntartója e szolgáltatásokra jogszabály alapján finanszírozási szerződéssel, illetve a titkos menedékház fenntartója támogatási szerződéssel rendelkezik, a támogatás összege teljes évi jogosultság esetén:

a) szenvedélybetegek részére nyújtott alacsonyküszöbű ellátás: 7 500 000 Ft/év/szolgálat,
b) utcai szociális munka: 6 500 000 Ft/év/szolgálat,
c) krízisközpont
  ca) krízisközpont: 6 000 000 Ft/év/szolgálat,
  cb) félutasház: 4 000 000 Ft/év/félutas ház,
d) titkos menedékház: 16 000 000 Ft/év/szolgálat,
e) Biztos Kezdet Gyerekház: 6 245 115 Ft/év/Gyerekház.

9. melléklet a 2018. évi L. törvényhez

A nemzetiségi önkormányzatok támogatásai

I. Települési és területi nemzetiségi önkormányzatok támogatása

A központi költségvetés költségvetési támogatást biztosít a települési és a területi nemzetiségi önkormányzatok (a továbbiakban együtt: helyi nemzetiségi önkormányzat) számára. E melléklet szempontjából települési nemzetiségi önkormányzatnak kell tekinteni az átalakult nemzetiségi önkormányzatot is.

A helyi nemzetiségi önkormányzatok költségvetési támogatása két részből tevődik össze:
- működési támogatásból és
- feladatalapú támogatásból.

1. Működési támogatás

ELŐIRÁNYZAT

XI. Miniszterelnökség fejezetben: 958,2 millió forint

XX. Emberi Erőforrások Minisztériuma fejezetben: 1 112,5 millió forint

Fajlagos összeg: 520 000 Ft/év

Egész éves támogatásra a 2019. január 1-jén a törzskönyvi nyilvántartásba bejegyzett helyi nemzetiségi önkormányzat jogosult.

A települési nemzetiségi önkormányzat a fajlagos összeg 200%-ára jogosult, ha a településen a legutolsó népszámlálásnak az adott nemzetiséghez tartozásra vonatkozó kérdéseire adott válaszok alapján az adott nemzetiséghez tartozók száma meghaladja az ötven főt.

A területi nemzetiségi önkormányzat a fajlagos összeg
- 200%-ára jogosult, ha a megyében (fővárosban) az adott nemzetiséghez tartozó, törzskönyvi nyilvántartásba bejegyzett települési (fővárosi kerületi) nemzetiségi önkormányzatok és átalakult nemzetiségi önkormányzatok száma legalább tíz, de legfeljebb húsz,
- 400%-ára jogosult, ha a megyében (fővárosban) az adott nemzetiséghez tartozó, törzskönyvi nyilvántartásba bejegyzett települési (fővárosi kerületi) nemzetiségi önkormányzatok és átalakult nemzetiségi önkormányzatok száma meghaladja a húszat.

2. Feladatalapú támogatás

ELŐIRÁNYZAT:

XI. Miniszterelnökség fejezetben: 1 187,1 millió forint

XX. Emberi Erőforrások Minisztériuma fejezetben: 560,0 millió forint

A feladatalapú támogatásra az a helyi nemzetiségi önkormányzat jogosult, amely

- a költségvetési évet megelőző évben megtartott legalább négy képviselő-testületi ülésre vonatkozó jegyzőkönyvét, és
- ha a nemzetiségek jogairól szóló 2011. évi CLXXIX. törvény (a továbbiakban: Njtv.) 97. §-a szerinti közmeghallgatás megtartására nem az előző pont szerint igazolt képviselő-testületi ülés egyikén került sor, akkor a közmeghallgatásról készült jegyzőkönyvet

a fővárosi és megyei kormányhivatal részére 2019. január 15-éig benyújtja. E benyújtási határidő elmulasztása jogvesztő. A fővárosi és megyei kormányhivatal e dokumentumokat 2019. január 20-áig elektronikus úton küldi meg a nemzetiségpolitikáért megosztott hatáskörben felelős miniszterek (a továbbiakban: miniszter) részére.

A jegyzőkönyvek alapján a miniszter a helyi nemzetiségi önkormányzatok főbb nemzetiségi feladatokkal kapcsolatos döntéseit – az alábbi táblázat feltételeit figyelembe véve – értékeli, és megállapítja a helyi nemzetiségi önkormányzatok támogatását megalapozó feladatmutató pontszámot.

Nemzetiségi feladat megnevezése	**Lehetséges pontérték (döntésenként)**	**A feladatra megállapítható maximális pontszám**
1. A nemzetiségi érdekképviselettel összefüggő feladatok: - a nemzetiségi önkormányzat működési területén a nemzetiségi közösséget megillető jogosultságok érvényesítése, - a társadalmi különbségek felszámolása, a társadalmi felzárkózás érdekében folytatott tevékenység, - az anyanyelv használatával kapcsolatos feladatok, - a nemzetiségi önkormányzat működési területén ellátási kötelezettséggel rendelkező intézmények tevékenységével kapcsolatos feladatok, - a nemzetiségi közösség sajátos kulturális önazonosságának megerősítése, - a nemzetiségi közösség neveléshez, oktatáshoz, médiaszolgáltatáshoz fűződő jogainak érvényesítése.	0-5	20
2. A nemzetiségek kulturális autonómiájával összefüggő feladatok: - kulturális, közművelődési, nevelési, oktatási feladatok, - hagyományápolással, közgyűjteményekkel, média-ügyekkel összefüggő intézményalapítói, intézményfenntartói, szervezési feladatok, - a nemzetiségi önkormányzat működési területén a nemzetiségi közösség nevelésének, oktatási feltételeinek bővítését, anyanyelvének fejlesztését szolgáló tevékenység, - a nemzetiségi közösségnek az adott településhez kötődő történelmi múltjával, kulturális örökségének ápolásával kapcsolatos feladatok, - saját alapítású vagy fenntartású (esetleg társfenntartásban működő) közművelődési intézménnyel, közgyűjteménnyel, médiával	0-5	50

kapcsolatos feladatok, - más fenntartó által működtetett nemzetiségi közművelődési intézménnyel, közgyűjteménnyel, médiával való együttműködés, - anyaországi kapcsolattartás, - a nemzetiség által használt nyelven a nemzetiségi önkormányzat működési területén megvalósuló kulturális jellegű programok szervezése.		
3. A nemzetiségi léttel összefüggő egyéb feladatok: - nemzetiségi civil szervezetekkel való együttműködés, - helyi anyanyelvű hitéleti tevékenység támogatása, - társadalmi felzárkózással, közfoglalkoztatással kapcsolatosan más szervekkel való együttműködés.	0-5	30
Elérhető pontszám összesen:		**100**

Az előirányzatot a települési nemzetiségi és területi nemzetiségi önkormányzatok között – az önkormányzatok száma alapján – oly módon kell megosztani, hogy a területi nemzetiségi önkormányzatok számát kétszeresen kell figyelembe venni. A támogatás fajlagos összegét a megállapított keretösszeg és az érintett nemzetiségi önkormányzatok részére meghatározott összes pontszám hányadosaként kell a települési nemzetiségi önkormányzatok és a területi nemzetiségi önkormányzatok esetében külön-külön meghatározni.

A feladatalapú támogatás a megállapított feladatmutató pontszám és a meghatározott fajlagos támogatási összeg szorzata.

II. Országos nemzetiségi önkormányzatok, az általuk fenntartott intézmények és a nemzetiségi média támogatása

1. Országos nemzetiségi önkormányzatok és média támogatása

ELŐIRÁNYZAT:

XI. Miniszterelnökség fejezet: 1 697,9 millió forint

XX. Emberi Erőforrások Minisztériuma fejezet 433,4 millió forint

Nemzetiségek tekintetében az előirányzatok megosztása a következő:

millió forint

1	Bolgár Országos Önkormányzat és Média	84,2
2	Magyarországi Görögök Országos Önkormányzata és Média	85,1
3	Országos Horvát Önkormányzat és Média	217,9
4	Magyarországi Németek Országos Önkormányzata és Média	352,8
5	Magyarországi Románok Országos Önkormányzata és Média	165,0
6	Országos Lengyel Önkormányzat és Média	101,4
7	Országos Örmény Önkormányzat és Média	69,2
8	Országos Szlovák Önkormányzat és Média	199,2

9	Országos Szlovén Önkormányzat és Média	105,6
10	Szerb Országos Önkormányzat és Média	143,8
11	Országos Ruszin Önkormányzat és Média	80,8
12	Ukrán Országos Önkormányzat és Média	92,9
13	Országos Roma Önkormányzat és Média	433,4

A támogatás az – Njtv. alapján létrehozott – országos nemzetiségi önkormányzatot a működésével összefüggő kiadásokhoz és a nemzetiségi média feladatainak ellátásához kapcsolódóan illeti meg.

2. Országos nemzetiségi önkormányzatok által fenntartott intézmények támogatása

ELŐIRÁNYZAT:

XI. Miniszterelnökség fejezet: 1 159,7 millió forint

XX. Emberi Erőforrások Minisztériuma fejezet 182,5 millió forint

Nemzetiségek tekintetében az előirányzatok megosztása a következő:

millió forint

1	Bolgár Országos Önkormányzat által fenntartott intézmények	80,1
2	Magyarországi Görögök Országos Önkormányzata által fenntartott intézmények	39,1
3	Országos Horvát Önkormányzat által fenntartott intézmények	160,5
4	Magyarországi Németek Országos Önkormányzata által fenntartott intézmények	262,6
5	Magyarországi Románok Országos Önkormányzata által fenntartott intézmények	52,8
6	Országos Lengyel Önkormányzat által fenntartott intézmények	58,3
7	Országos Örmény Önkormányzat által fenntartott intézmények	36,7
8	Országos Szlovák Önkormányzat által fenntartott intézmények	217,7
9	Országos Szlovén Önkormányzat által fenntartott intézmények	64,2
10	Szerb Országos Önkormányzat által fenntartott intézmények	125,4
11	Országos Ruszin Önkormányzat által fenntartott intézmények	38,8
12	Ukrán Országos Önkormányzat által fenntartott intézmények	23,5
13	Országos Roma Önkormányzat által fenntartott intézmények	182,5

A támogatás az országos nemzetiségi önkormányzatot az Njtv. 117-122. §-okban foglalt közfeladatai ellátása érdekében létrehozott nemzetiségi önkormányzati intézmények fenntartásához kapcsolódóan illeti meg.

Kiegészítő szabályok

1. Általános szabályok

a) Ha a helyi nemzetiségi önkormányzat megszűnik, a megszűnését követő hónap első napjától nem illeti meg az I.1. pont szerinti működési támogatás időarányos része és az I.2. pont szerinti feladatalapú támogatásnak a megszűnés időpontját megelőzően kötelezettségvállalással nem terhelt része.

b) A Magyar Államkincstár (továbbiakban: Kincstár) a minisztert 2019. január 10-éig tájékoztatja a törzskönyvi nyilvántartásba bejegyzett helyi nemzetiségi önkormányzatokról.

c) A miniszter a helyi nemzetiségi önkormányzatokat az I.1. pont szerint megillető támogatás összegét 2019. január 20-áig a honlapján közzéteszi.

d) A miniszter az I.2. pont szerinti támogatást megalapozó feladatmutató pontszámokat és a képviselő-testületi ülések dátumát a honlapján március 1. és március 16. között közzéteszi. A helyi nemzetiségi önkormányzat a közzétételtől számított 15 napon belül észrevételt tehet. Az észrevételt a miniszter részére elektronikus úton vagy papíralapon kell benyújtani. Az észrevétel benyújtására nyitva álló határidő jogvesztő. Az észrevételhez csatolni kell az észrevétel tárgyát alátámasztó dokumentumokat, bizonyításra alkalmas igazolásokat, így különösen a képviselő-testületi jegyzőkönyvek megküldési időpontjának igazolását, illetve a hiányzó képviselő-testületi jegyzőkönyveket. Az észrevételt a miniszter megvizsgálja és a megalapozott észrevételeknek megfelelően dönt a támogatást megalapozó végleges feladatmutató pontszámokról. A miniszter az I.2. pont szerinti támogatást, a támogatást megalapozó feladatmutató pontszámokat és a támogatás fajlagos összegét 2019. április 15-éig a honlapján közzéteszi.

e) E melléklet szerinti támogatások tekintetében a Kincstár által benyújtható beszedési megbízások teljesítése céljából a helyi és az országos nemzetiségi önkormányzat köteles a beszedési megbízás benyújtására történő felhatalmazást a számlavezetője részére megadni. Ennek elmulasztása esetén a miniszter a helyi és az országos nemzetiségi önkormányzatot e melléklet szerint megillető támogatási összeg folyósítását a kötelezettség teljesítéséig felfüggeszti. A jogosulatlanul igénybe vett támogatás esetén, a miniszter erről szóló értesítése alapján, a fizetési számlákat beszedési megbízás alapján a Kincstár megterheli.

f) A II. pont szerinti támogatások esetében az országos nemzetiségi önkormányzat a közgyűlés által elfogadott, tárgyévre vonatkozó költségvetését annak elfogadását követő tizenöt naptári napon belül megküldi a miniszter részére.

g) E melléklet szerint

ga) nemzetiségi önkormányzati intézmény: az országos nemzetiségi önkormányzat által költségvetési szervként vagy nonprofit gazdasági társaságként alapított, vagy más szervezettől átvett, vagy más szervezettel közösen működtetett, nyilvántartásba vett szervezet;

gb) nemzetiségi média: az a nemzetiségi időszaki lap, amelyet az országos nemzetiségi önkormányzat alapított vagy – nem országos nemzetiségi önkormányzati alapító esetében – amelynek alapítójával és kiadójával az országos nemzetiségi önkormányzat a lap működésének támogatására megállapodást kötött, továbbá az az elektronikus médium, amelyet az országos nemzetiségi önkormányzat alapított, vagy – nem országos nemzetiségi önkormányzati alapító esetében – amelynek alapítójával és működtetőjével az országos nemzetiségi önkormányzat a médium működésének támogatására megállapodást kötött.

2. A támogatás folyósítására vonatkozó szabályok

a) A miniszter az I.1. pont szerinti támogatást az éves támogatásra jogosult helyi nemzetiségi önkormányzat részére két egyenlő részletben, január 30-áig és június 30-áig folyósítja a Kincstár útján.

b) A miniszter az I.2. pont szerinti támogatást két egyenlő részletben, április 30-áig és augusztus 15-éig folyósítja a Kincstár útján.

c) A miniszter a II. pont szerinti támogatást negyedévenként egyenlő részletekben, a költségvetési év első negyedéve tekintetében január 31-éig, ezt követően minden negyedév első hónapjának 15. napjáig folyósítja a Kincstár útján.

3. A támogatásokra vonatkozó felhasználási szabályok

a) Az I.1. pont szerinti támogatás 2019. december 31-éig, az I.2. pont szerinti támogatás 2020. december 31-éig használható fel.

b) Az I.1. pont szerinti támogatás kizárólag a nemzetiségi önkormányzatok tevékenységével közvetlenül összefüggő – az Njtv. 80. §-a és 159. § (3) bekezdése szerint a helyi önkormányzat által biztosított feltételeket meghaladó további – működésre és az I.2. pont szerinti nemzetiségi feladatokra fordítható. A támogatás szempontjából kizárólag az „*Országos és helyi nemzetiségi önkormányzatok igazgatási tevékenysége*”, a „*Nemzetiségi közfeladatok ellátása és támogatása*”, „*Nemzetiségi médiatartalom-szolgáltatás és támogatása*”, „*Közművelődés – közösségi és társadalmi részvétel fejlesztése*”, „*Közművelődés – hagyományos közösségi kulturális értékek gondozása*” és az oktatással összefüggő kormányzati funkción elszámolt kiadások vehetők figyelembe.

c) Az I.2. pont szerinti támogatás szempontjából kizárólag a „*Nemzetiségi közfeladatok ellátása és támogatása*”, „*Nemzetiségi médiatartalom-szolgáltatás és támogatása*”, „*Közművelődés – közösségi és társadalmi részvétel fejlesztése*”, „*Közművelődés – hagyományos közösségi kulturális értékek gondozása*” és az oktatással összefüggő kormányzati funkciókon elszámolt kiadások vehetők figyelembe.

d) A helyi nemzetiségi önkormányzat az I.1. pont szerinti támogatásról, annak felhasználását követő 45 napon belül, de legkésőbb 2020. március 15-éig szakmai és pénzügyi beszámolót nyújt be a támogató számára, amelynek elfogadásáról a támogató a honlapján történő közzététellel értesíti a helyi nemzetiségi önkormányzatot.

e) A helyi nemzetiségi önkormányzat az I.2. pont szerinti támogatásról, annak felhasználását követő 45 napon belül, de legkésőbb 2021. március 15-éig szakmai és pénzügyi beszámolót nyújt be a miniszter számára, amelynek elfogadásáról a miniszter a honlapján történő közzététellel értesíti a helyi nemzetiségi önkormányzatot.

f) Az I. pont szerinti támogatásokról a miniszter támogatói okiratot ad ki. A támogatói okirat közlése a támogató honlapján történő közzététellel valósul meg.

g) Az országos nemzetiségi önkormányzat és intézményei, valamint a nemzetiségi média a II. pont szerinti támogatásokat a miniszter által támogatói okiratban meghatározottak szerint a működéséhez és az Njtv. 117-122. §-okban foglalt közfeladatai ellátásához, valamint a közfeladat-ellátás fejlesztésére használhatja fel a támogatói okiratban rögzített határidőig. A támogatói okirat közlése a támogató honlapján történő közzététellel valósul meg.

h) Az I. és II. pont szerinti támogatások esetében a pénzügyi beszámolóhoz csatolni szükséges a támogatás felhasználását igazoló számlák és bizonylatok teljes köréről szóló összesítőt.

i) A II. pont szerinti támogatás esetében a miniszter az Áht. 54. § szerint vizsgálja a támogatás jogszerű elszámolását és felhasználását.

j) A II. pont szerinti támogatások esetén az országos nemzetiségi önkormányzat, az általa fenntartott vagy közvetlenül támogatott nemzetiségi önkormányzati intézmény, az időszaki

lap kiadója és az elektronikus médium működtetője a támogatás felhasználásáról elkülönített számviteli nyilvántartást vezet az elfogadott éves intézményi költségvetésnek megfelelően.

k) A II. pont szerinti támogatások esetén az országos nemzetiségi önkormányzat a zárszámadása elfogadását követően tizenöt napon belül a zárszámadásról szóló közgyűlési előterjesztést és határozatot, valamint részletes szakmai és pénzügyi beszámolót nyújt be a miniszter számára. A beszámoló tartalmazza a támogatás felhasználásáról szóló szöveges összefoglalót nemzetiségi intézményenként a következő rovatok szerinti bontásban:

- foglalkoztatottak személyi juttatásai,
- külső személyi juttatások,
- munkaadókat terhelő járulékok és szociális hozzájárulási adó,
- dologi kiadások,
- egyéb működési célú kiadások,
- beruházások,
- felújítások,
- egyéb felhalmozási célú kiadások.

Az országos nemzetiségi önkormányzat a beszámoló benyújtásával egyidejűleg nyilatkozik arról, hogy a beszámoló teljes körű, a valóságnak megfelel és az abban feltüntetett adatokat alátámasztó dokumentumok az országos nemzetiségi önkormányzat rendelkezésére állnak.